Form 20-F
period 2002-08-31
ANCHOR LAMINA INC
filed 2003-02-27
CIK 1001987

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

—OR—

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2002

—OR—

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 333-8426 and 22-27934

ANCHOR LAMINA INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Province of Ontario, Canada

(Jurisdiction of incorporation or organization)

2590 Ouellette Avenue, Windsor, Ontario, N8X 1L7

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                 Name of each exchange on which registered

Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

$US 54,525,000 9 7/8% Senior Subordinated Notes due February 1, 2008

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares—150,470,275

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filling requirement for the past 90 days:    YES  ☒    NO  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐     Item 18  ☒

PART I

ITEM 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Required

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Required

ITEM 3    KEY INFORMATION

Anchor Lamina Inc., referred to in this report as “Anchor Lamina”, publishes its consolidated financial statements in Canadian dollars. In this Annual Report, except where otherwise indicated, all dollar amounts are expressed in Canadian dollars. References to “US$” are to United States dollars. References to “EUR” are to Euros.

The following table sets forth, for each period indicated, the average of the exchange rates for United States dollars expressed in Canadian dollars on the last day of each month during such period, based on the noon buying rate in the city of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, which is referred to in this report as the “US$ Noon Buying Rate”:

	Fiscal Year Ended August 31,
	1998	1999	2000	2001	2002
Average	1.4393	1.5070	1.4717	1.5284	1.5732

The following table sets forth, for each period indicated, the high and low exchange rates for United States dollars expressed in Canadian dollars, based on the US$ Noon Buying Rate:

	Month of
	Aug 2002	Sept 2002	Oct 2002	Nov 2002	Dec 2002	Jan 2003
Low	1.5523	1.5545	1.5607	1.5528	1.5478	1.5220
High	1.5963	1.5863	1.5943	1.5903	1.5800	1.5750

On, February 18, 2003, the US$ Noon Buying Rate was US$1.00 =$1.5150

Selected Financial Data

The following table sets forth selected historical consolidated financial and other data of Anchor Lamina and should be read in conjunction with the Consolidated Financial Statements in Item 18 and “Operating and Financial Review and Prospects” in Item 5. See Item 5 “Operating and Financial Review and Prospects” for a description of the impact on operating results of the sale of the EOC business, as described in Item 4 “Information on the Company—History and Development of the Company”. The Selected Financial Data for the fiscal years ended August 31, 1998, 1999, 2000, 2001 and 2002 have been derived from Anchor Lamina’s audited consolidated financial statements.

	Fiscal Year Ended August 31,
	1998	1999	2000	2001	2002
	(Audited)
	(Dollars in Thousands, Except Ratios)
Statement of (Loss) Earnings Data:
Sales	$195,898	$209,988	$192,845	$168,574	$137,234
Cost of goods sold	138,281	150,983	134,712	122,037	97,680

Gross profit	57,617	59,005	58,133	46,537	39,554

Fiscal Year Ended August 31,
1998	1999	2000	2001	2002
(Audited)
(Dollars in Thousands, Except Ratios)

Selling and administrative expenses	29,547	32,105	35,412	28,634	22,174
Depreciation and amortization	12,020	12,602	12,353	12,790	11,955

Operating earnings	16,050	14,298	10,368	5,113	5,425
Loss (gain) on disposal of capital assets	—	—	—	1,530	(997)
Interest expense, net (1)	25,024	23,811	17,375	13,366	10,714
Other expenses (income) (2)	5,697	679	(13,933)	(1,401)	291

(Loss) earnings before income taxes and non-controlling interest	(14,671)	(10,192)	6,926	(8,382)	(4,583)
Income taxes	(3,074)	(1,567)	3,351	(1,870)	(81)

Net (loss) earnings before non-controlling interest	(11,597)	(8,625)	3,575	(6,512)	(4,502)
Non-controlling interest	63	—	—	—	—

Net (loss) earnings	$(11,660)	$(8,625)	$3,575	$(6,512)	$(4,502)

Balance Sheet Data:
Working capital (3)	$62,224	$78,023	$15,694	$1,491	$11,798
Total assets	298,738	302,568	258,780	222,372	215,273
Short-term bank indebtedness	2,286	—	12,712	17,740	14,905
Long-term debt (4)	190,785	180,774	125,424	97,711	94,482
Subordinated shareholder loans	36,592	—	—	—	—
Accrued interest subordinated shareholder loans	5,865	1,711	—	—	—
Preferred shares	28,928	—	—	—	—
Accrued dividends preferred shares	3,802	—	—	—	—
Shareholders’ equity	9,793	96,578	91,685	89,292	87,009
Other Data:
Adjusted EBITDA (5)	$29,188	$26,900	$22,721	$17,904	$17,380
Cash flow from operations	$9,407	$22,353	$10,479	$(3,440)	$5,527
Cash flow from investing activities	$(17,640)	$(29,748)	$(7,806)	$27,738	$1,348
Cash flow from financing activities	$17,086	$19,623	$(12,615)	$(24,298)	$(6,875)
Capital expenditures	$11,312	$9,515	$28,039	$5,083	$4,862
Ratio of total debt to total Capitalization (6)	0.69	0.65	0.60	0.56	0.56
Ratio of earnings to fixed charges (7)	.43	x	.58	x	1.39	x	.39	x	.59	x

NOTES TO SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

(1)	Interest expense, net, includes non-cash dividends on the preferred shares and non-cash interest expense on the Subordinated Shareholder Loans. Such non-cash dividends and interest expense amounted to $9,047 for the fiscal year ended August 31, 1998, and $5,998 for the fiscal year ended August 31, 1999. On April 30, 1999 the Subordinated Shareholder Loans were converted to common shares. Prior to the date of the conversion, the loans bore interest at the rate of 15% per annum and were due in February 2009. Interest to a maximum of 2.7% per annum was required to be paid annually and 12.3% per annum was to be paid at the earlier of the maturity date or a prepayment date. On April 30, 1999, accrued interest relating to the 12.3% per annum was converted to common shares in conjunction with the conversion of the shareholder loans. On April 30, 1999, all of the preferred shares and accrued dividends were converted to common shares. Prior to the date of the conversion, the preferred shares were entitled to cumulative dividends at the rate of 12.3% per annum.

(2)	Other expenses (income) for fiscal 2001 include a $5.1 million gain on the repurchase of outstanding Senior Subordinated Notes, referred to in this report as the “Notes”, at a discount, partially offset by plant closure and related environmental costs of $1.7 million and employee severance and transition costs of $2.0 million. See Item 5 “Operating and Financial Review and Prospects—Fiscal Year Ended August 31, 2001 Compared to Fiscal Year Ended August 31, 2000—Other expense, net.” Other (income) expenses for fiscal 2000 include a $23.8 million gain on the repurchase of outstanding Notes at a discount and $1.3 million of interest revenue, partially offset by plant closure and reorganization costs of $11.0 million which include employee severance and transition costs of $1.6 million.

(3)	Working capital represents current assets less current liabilities including current portion of long-term debt and short-term bank indebtedness.

(4)	Includes current portion of long-term debt and the Notes.

(5)	EBITDA represents earnings before interest expense, non-controlling interest, income taxes, depreciation and amortization of capital assets, goodwill, deferred financing fees and deferred foreign exchange loss, other expenses (income) and loss (gain) on disposal of capital assets. “Adjusted EBITDA” is calculated by adding to EBITDA (as described in the following table) certain non-recurring and non-capital costs and expenses.

	Fiscal Year Ended August 31,
	1998	1999	2000	2001	2002
	(Audited) (Dollars in Thousands)
EBITDA before Adjustments	$28,070	$26,900	$11,676	$14,232	$17,380
Acquisitions and related Expenses (a)	390	—	—	—	—
Employee severance and Transition (b)	—	—	1,636	1,978	—
Subordinated Note costs (c)	728	—	—	—	—
Plant closure (d)	—	—	5,208	1,694	—
Plant closure (e)	—	—	4,201	—	—

Adjusted EBITDA	$29,188	$26,900	$22,721	$17,904	$17,380

(a)	Non-capitalized costs associated with the Acquisition (described in Item 4 under the caption “History and Development of the Company”), primarily legal and accounting.

(b)	Employee severance and contractual salary adjustments.

(c)	Non-capitalized costs associated with the subordinated Notes issue, primarily legal and accounting.

(d)	Costs associated with the Cheshire, Connecticut plant closure and estimated environmental remediation costs.

(e)	Costs associated with the closure of the Oak Park, Michigan distribution center and movement of product to Bellaire, Michigan.

EBITDA and Adjusted EBITDA are presented as they are commonly used by certain investors to analyze and compare operating performance and to determine a company’s ability to service and/or incur debt. However, EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for net earnings, cash flows or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company’s profitability or liquidity.

(6)	The ratio of the aggregate of short-term bank indebtedness and long-term indebtedness to the aggregate of short-term bank indebtedness, long-term indebtedness, Subordinated Shareholder Loans, Accrued Interest Subordinated Shareholder Loans, Preferred Shares, Accrued Dividends Preferred Shares, and shareholders’ equity.

(7)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent earnings (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense, net, including amortization of deferred financing costs.

In the fiscal year commencing September 1, 2002 Anchor Lamina adopted new pronouncements from the Canadian Institute of Chartered Accountants (CICA) relating to the treatment of goodwill and deferral and amortization of foreign exchange gains and losses. See Item 8 “Financial Information—Significant Changes”.

Anchor Lamina prepares its financial statements in accordance with Canadian GAAP. These principles conform in all material respects with U.S. GAAP except as described in Note 18 to the Consolidated Financial Statements.

The following table sets forth selected financial data of Anchor Lamina for the three fiscal years ending August 31, 2002 as if the financial statements had been prepared in accordance with accounting principles generally accepted in the United States.

	Fiscal Year Ended August 31,
	2000	2001	2002

	(Audited) (Dollars in Thousands)
Statement of (Loss) Earnings Data:
Operating (loss) earnings	(89)	2,102	4,573
(Loss) before income taxes	(16,279)	(14,331)	(4,438)
Extraordinary items	15,213	3,353	—
Net (loss) earnings	4,045	(7,011)	(4,435)

Balance Sheet Data:
Total assets	259,060	224,855	217,166
Long-term debt	125,424	97,711	94,482
Shareholders’ equity	90,570	88,612	86,417

Risk Factors

The Company is dependent on the automotive industry for sales of most of its products, and changes in demand for its products in that industry or in other industries, some of which are cyclical, could adversely affect the Company’s revenues.

The Company sells to original equipment manufacturers, referred to in this report as “OEMs”, and other customers in a number of industries including the automotive, appliance, farm equipment, hardware for home construction and other manufacturing industries. Although management cannot be certain as to the industries in which products sold to its customers are eventually used, management believes that approximately 55% of its revenues are from products sold by the Company to the automotive industry. Generally demand for die sets stems from tooling changes resulting from technological advancement, model differentiation, product enhancement and start-up tooling requirements, among other factors. Any lengthening of product or model life cycles, therefore, could have a material adverse effect on the Company. Also, any conditions that lead to deferral of spending on tooling in the industries in which the Company’s products are used could adversely affect the Company’s results for a particular period. See Item 4 “Information on the Company—Cyclicality of Business”.

Several industries in which the Company’s customers operate have historically experienced significant fluctuations in demand based on general economic conditions, interest rates and consumer confidence. If these changes result in a decrease in model changes and, consequently, tooling changes, the Company’s sales could be adversely affected. In addition, lengthy strikes, lock-outs, work stoppages or other production interruptions in the automotive or other industries could also adversely affect the demand for the Company’s products.

Any disruption in the Company’s supply of steel could disrupt the Company’s manufacturing operations and any increase in steel prices could adversely affect the Company’s profitability.

Steel is the primary raw material used in the manufacture of die sets. Increases in the price of steel would cause a corresponding increase in the cost of production, which may not in all cases be passed on to the Company’s customers and could, therefore, reduce the Company’s profitability. The Company has historically been able to pass on these price increases to its customers. The Company has historically not had any significant problems obtaining steel. However, any disruption in the availability of such steel plate could cause production interruptions. In fiscal 2002, the Company purchased the majority of its North American steel requirements from a Canadian steel company. Any disruption in supply from this company could cause production interruptions or, to the extent the Company is forced to buy steel from other suppliers, an increase in the cost of production.

Exchange rate fluctuations affect the Company’s ability to repay the Notes.

As a result of the Company’s US and German operations, the Company is subject to the effects of currency fluctuations between the Euro and the Canadian dollar, and between the US dollar and the Canadian dollar. In addition, a significant portion of the Company’s revenues are received in Canadian dollars and in Euros. The Notes are denominated and payable in United States dollars. See Item 5 “Operating and Financial Review and Prospects—Exchange and Currency Fluctuations”.

Our substantial amount of indebtedness requires us to dedicate a substantial portion of our cash flows to the payment of principal and interest, which may impede our ability to obtain needed financing and may make us more vulnerable to economic downturns and competitive pressures.

As a result of significant debt incurred in connection with the Acquisition (described in Item 4 under the caption “History and Development of the Company”), the issuance of our Notes and our Credit Facility (as defined in Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources”), the Company is highly leveraged. As of August 31, 2002, the Company had outstanding indebtedness of approximately $109.4 million and available borrowings of approximately $8.3 million. As a result of this indebtedness:

•	a substantial portion of the Company’s cash flow from operations is dedicated to the payment of principal and interest on its indebtedness,

•	the Company’s indebtedness may impede its ability to obtain needed financing for working capital, capital expenditures and general corporate purposes,

•	the Company’s indebtedness may make it more vulnerable to economic downturns and may limit its ability to withstand competitive pressures,

•	we cannot be sure we will have sufficient cash flow to meet our obligations and commitments, although the Company believes it will have available lines of credit, subject to bank covenants, sufficient to meet all anticipated requirements in the 2003 fiscal year, including budgeted capital expenditures and expected working capital requirements.

The Company’s ability to meet its debt service requirements is dependent on its future performance, which, in turn, is subject to general economic conditions and to financial, business and other factors affecting the Company’s operations, many of which are beyond its control. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

There is no established public trading market for the Notes.

There is no established public trading market for the Notes, although there is sporadic trading in the over-the-counter market in the United States. There can be no assurance regarding the future development of a market for the Notes or the ability of holders of the Notes to sell their Notes, or the price at which such holders may be able to sell their Notes. The Notes can trade at prices that may be lower than their initial offering price, depending on many factors, including prevailing interest rates, the Company’s operating results and the market for similar securities. See Item 9 “The Offer and Listing”.

The Notes are junior to our senior debt.

The Notes are subordinated in right of payment to all existing and future senior debt of the Company and Anchor Lamina America, Inc., which we refer to together in this report as the “Issuers”, including indebtedness under the Credit Facility. As of August 31, 2002, the amount of the Issuers’ senior debt was approximately $19.6 million. Subject to some limitations, the Issuers are permitted to incur additional senior debt. As a result of the subordination provisions of the Notes, if the Company liquidates or becomes insolvent, its assets will be available to pay obligations on the Notes only after all senior debt has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. In addition, the Company may not pay amounts owing with respect to the Notes if any senior debt is not paid when due unless the payment default is cured, is waived or otherwise ceases to exist. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Agreements governing the Issuers’ outstanding indebtedness impose operating and financial restrictions on the Issuers.

The agreements governing the outstanding indebtedness of the Issuers impose operating and financial restrictions on the Issuers. The Credit Facility requires the Issuers to maintain specified financial ratios and tests, including a fixed charge coverage ratio, minimum EBITDA levels, minimum Revolving Facility (as defined in Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources”) availability and maximum capital expenditure levels. The Credit Facility also restricts the Company’s ability to:

•	pay dividends, redeem stock or make distributions to shareholders,

•	change control of voting common stock,

•	prepay debt,

•	grant liens,

•	make loans, acquisitions and investments,

•	incur additional indebtedness,

•	make capital expenditures,

•	advance funds within the corporate structure of the Company,

•	engage in mergers, reorganizations and asset sales out of the ordinary course of business and

•	enter into derivative transactions.

Failure to comply with these covenants could result in an event of default which could result in acceleration of the related indebtedness and an event of default under the Note Indenture. In addition, the Note Indenture restricts the Company’s ability to:

•	incur additional indebtedness,

•	pay dividends and make distributions,

•	issue stock of subsidiaries to third parties,

•	make specified investments,

•	repurchase stock,

•	create liens,

•	enter into transactions with affiliates,

•	merge, amalgamate or consolidate either Issuer with third parties, and

•	transfer and sell assets to third parties.

Failure to comply with these covenants could result in an event of default under the Indenture which could result in an event of default under the Credit Facility.

Because of the industrial use of the Company’s properties, the Company might be exposed to significant environmental liabilities.

Substantially all of the Company’s facilities are subject to applicable federal, provincial, state and municipal laws concerning, among other things, emissions and discharges to the air, water and sewers, handling, storage and disposal of wastes, recycling, handling and storage of raw materials, including hazardous materials, or otherwise relating to the protection or conservation of the environment. Compliance with these laws has not had, and management does not expect it to have, a material effect upon the capital expenditures, net earnings or competitive position of the Company.

In 1994, the United States Environmental Protection Agency directed Anchor Lamina America, Inc. to initiate an environmental investigation of the Bellaire, Michigan plant. Remediation was completed at the facility in

November, 1998. Pursuant to the remediation plan, the Company is continuing to monitor the ground water until testing shows the elimination of chemical contamination.

Certain metals and chemical contamination has been found at the Company’s former die set manufacturing facility located in Cheshire, Connecticut. The Company is proceeding with delineation testing that, together with current State and Federal regulations, will determine the nature and extent of any required remediation of the site. The Company has recorded a liability of $2.0 million to pay for estimated remediation costs and professional fees. The liability is based on reports from environmental consulting firms.

Other than the remedial work completed at the Bellaire plant and the testing being conducted in Connecticut, no material studies or remedial measures are currently anticipated or planned by the Company or required by regulatory authorities with respect to the Company’s properties. The Company cannot be sure, however, that all environmental liabilities have been determined or accurately quantified, that any prior owner of the Company’s properties did not create a material environmental condition not known to the Company, or that a material environmental condition does not otherwise exist with respect to any such property. See Item 4 “Information on the Company—Environmental Matters”.

Alternative technologies could reduce the need for the Company’s products.

Potential alternative technologies to form metal and plastic parts, such as hydroforming or alternative molding techniques, such as blow molding or compression molding, might reduce the need for metal stamping or plastic injection molding. Such technologies do not yet represent significant competition. In the future, however, they could significantly reduce demand for the Company’s products. In addition, the ongoing shift from metal parts to plastic parts in industries such as the automotive industry could also have a negative impact on the Company’s die set business.

Substantial competition in the die set industry may adversely affect our profitability and revenues.

The die set industry is highly competitive and in some cases highly fragmented. In some of its businesses, the Company competes with entities that have a greater share of the relevant market and with in-house competitors, some of which have substantially greater resources. As competition increases, profit margins could decrease, and in the more fragmented markets, consolidation could occur resulting in the creation of larger and financially stronger competitors. The Company expects its competitors to improve manufacturing capability and the design and performance of their products, to reduce costs of existing competitive products and to introduce new products with competitive prices and performance. The Company will be required to continue to invest in state-of-the-art production technology and large-scale equipment if it wants to maintain its revenues and margins. There can be no assurance that the Company will have sufficient resources to continue to make such investments.

A change of control of the Company could require us to offer to repurchase the Notes when we do not have adequate funds to do so and could result in an event of default under our indebtedness.

A change of control will result in an event of default under the Note Indenture unless the Issuers offer to repurchase the outstanding Notes at 101% of their principal amount plus accrued and unpaid interest. If a change of control were to occur, the Company might not have sufficient funds to make the repurchase offer and might be contractually prohibited from making such payments. In addition, a change of control will result in a default under the Credit Facility, and the Note repurchase obligation could result in an event of default under other indebtedness of the Issuers.

The Company is controlled by its Principal Shareholders and management whose interests might not be the same as those of the holders of the Notes.

The Company’s common shares are held by the Principal Shareholders and Management Shareholders, and they have the power to control the policies and operations of the Company. See Item 6 “Directors, Senior Management and Employees—Share Ownership”. Their interests might conflict with the interests of holders of the Notes. In addition, they may have an interest in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance their equity investment, even though those transactions may involve risks to the holders of the Notes.

ITEM 4    INFORMATION ON THE COMPANY

History and Development of the Company

Anchor Lamina Inc., an Ontario corporation, was formed by amalgamation under the laws of the Province of Ontario, Canada on August 7, 1997. The registered office of Anchor Lamina is located at 10th Floor, TD Tower, 66 Wellington St. West, Toronto, Ontario, M5K 1A2. The executive offices of Anchor Lamina Inc. are located at 2590 Ouellette Avenue, Windsor, Ontario, N8X 1L7, (519) 966-4431. The registered office of Anchor Lamina America Inc. is 38505 Country Club Drive, Suite 200, Farmington Hills, MI, 48333. The resident agent is Frank Mendonca.

Anchor Lamina’s original predecessor was Anchor Machine & Manufacturing Limited, referred to in this report as “Anchor Machine”, which was founded as a manufacturer of die sets in Mississauga, Ontario in 1960. In 1975, Clare E. Winterbottom, who had been the General Manager of Wheatly Manufacturing Ltd. (one of the oldest and largest manufacturers of die sets in Canada), and a group of associates, purchased Anchor Machine. Through the 1970’s and early 1980’s, Anchor Machine concentrated on the die set manufacturing business.

In August 1988, Anchor Machine bought Lamina Inc. (now, Lamina Components) as part of its strategy to achieve greater vertical integration and expand its non-automotive customer base. Anchor Machine had been Lamina Inc.’s largest customer and was the exclusive Canadian distributor of Lamina Inc.’s products. By 1989, Anchor Machine was selling die sets and related components, providing mold makers with services and specialized steel warehousing and supplying steel (torch cut, ground and stress relieved) for the upper and lower plates, ejectors, retainers and parallels assembled by makers of plastic injection molds. In December 1989, Anchor Machine acquired Reliance Steel Fabricators Limited to expand its services in steel fabrications. The acquisition of the Reliance Product Group allowed Anchor Machine to bid for large fabrications such as machine bases, scale decks, undercarriages and similar items. The acquisition also increased Anchor Machine’s capacity in the important Windsor/Detroit market.

In 1990, Anchor Machine changed its name to its current name, “Anchor Lamina Inc.”.

Having decided to expand its focus to global markets, Anchor Lamina purchased EOC, a major manufacturer and distributor of standard mold bases and related components in Europe, effective October 1994. EOC had been an important distributor of the products of Lamina Inc. in Europe over the previous 25 years. The acquisition served to expand the Company’s sales to Europe and to export its proprietary technology primarily related to the production of large-scale die sets.

In September 1995, Anchor Lamina purchased the business of Superior Steel, a Cheshire, Connecticut-based manufacturer of die sets and other similar products. This facility was closed in fiscal 2000. In January 1996, Anchor Lamina purchased the business of one of the main competitors of Lamina Inc., Micro Mirror.

The Company completed the construction of the distribution centre for Lamina Components in Oak Park, Michigan, in January 1996. The distribution center was closed in November 2000. Through the implementation of the Anchor Lamina Production System, referred to in this report as “ALPS”, additional manufacturing space was made available in the Bellaire plant to allow distribution to be handled in Bellaire. It also opened additional die set plants in Cambridge, Ontario (September 1996) and Kentwood, Michigan (January 1997), and expanded the existing plants in Windsor, Ontario, Ouellette Avenue (June 2000), Mahlberg, Germany (September 2000) and Chemnitz, Germany (May 1997) and added a second Chemnitz, Germany plant (June 2000) to enable the Company to better serve its customers, to allow for growth in previously untapped markets and to expand overall capacity.

On August 6, 1997, a group led by Harrowston Inc., referred to in this report as “Harrowston”, consisting of Harrowston, Royal Bank Equity Partners Limited, and the Ontario Teacher’s Pension Plan Board, collectively referred to in this report as the “Principal Shareholders”, and certain current and past members of management, referred to in this report as the “Management Shareholders”, acquired all of the shares of Anchor Lamina, referred to in this report as the “Acquisition”. The aggregate purchase price was approximately $250.5 million, including the assumption of debt and transaction-related fees and expenses.

The Acquisition was financed through borrowings of $165.6 million under the old credit facility, the assumption of $3.0 million in existing debt that remained in place and $81.9 million of shareholder contributions in the form of the Subordinated Shareholder Loans, preferred shares and common shares. As a result of the issuance of the Notes, the Company re-financed the term debt incurred in connection with the Acquisition and amended and restated its credit facility.

In fiscal 2000, the Company spent $28.0 million on the purchase of capital assets. The Company expanded its Windsor, Ontario Ouellette Avenue facility of North American Die Sets, referred to in this report as “NADS”, to incorporate the warehouse and steel cutting operations previously done at the Windsor, Ontario Devon Road facility. The Devon Road facility was sold in April, 2001 for proceeds of $1.6 million. The Company also expanded its Mahlberg and Chemnitz, Germany EOC facilities in fiscal 2000. The Company added a second manufacturing facility in Chemnitz, Germany to complement and expand the existing production capacity of its plant there. In February 2000, the Company announced the closure of NADS’ Connecticut Die Set facility. The Company moved all production equipment to other facilities of NADS. In November 2000, the Company sold the Oak Park, Michigan distribution center of Lamina Components for proceeds of US$3.2 million. The costs to close the Connecticut facility of NADS and the Oak Park facility of Lamina Components are detailed in “ITEM 3 Key Information”.

Effective May 31, 2001, the Company sold its business interests and operations at Mahlberg and Ludenscheid, Germany, and its distribution interests in France and the Czech Republic, collectively referred to in this report as “EOC”. The purchaser was Milacron of Cincinnati, Ohio through its operating division D-M-E. The purchase price was $33,288 (EUR 25,090) consisting of $26,331 (EUR 20,145) of cash, loans receivable guaranteed by the purchaser of $719 (EUR 511) repaid January 1, 2002, and $3,180 (EUR 2,045), and a closing balance sheet estimated purchase price adjustment of $3,713 (EUR 2,389). Transaction costs were $1,755 (EUR 1,297). Including a realized exchange loss of $3,035 (EUR 2,243) on related intercompany debt, the transaction resulted in a loss on sale of $389 (EUR 287). The Company has maintained ownership of the Chemnitz, Germany steel plate and die set facilities operating as Anchor Lamina Holdings GmbH.

On July 24, 2001, TD Capital’s Canadian Private Equity Partner Fund, acquired all of Harrowston’s outstanding Class A shares, referred to in this report as “Harrowston Acquisition Corp.”.

On September 26, 2001 the shares held by Royal Bank Equity Partners Limited were transferred to the Royal Bank of Canada.

The Ludenscheid land and buildings which were under a lease agreement with the purchaser of EOC were sold effective March 15, 2002. The Company received $5.4 million in proceeds on the sale. The net book value of the property was $4.0 million, resulting in a gain on the sale of the land and buildings of $1.4 million. The Company used the proceeds to pay down debt.

In fiscal 2001, the Company spent $5.1 million on the purchase of capital assets and received funds in the amount of $6.5 million from the sale of the Lamina Components Oak Park, Michigan distribution center and the NADS’ Windsor, Ontario Devon Road facility.

In fiscal 2002, the Company spent $4.9 million on the purchase of capital assets, primarily to increase machining capacity at the Windsor, Ontario facility, and to expand the implementation of ALPS at the Bellaire facility of Lamina Components, and received funds in the amount of $5.4 million from the sale of the Ludenscheid land and buildings.

In July 2000, the Company repurchased US$35.8 million principal amount of the Notes, in the open market, for an aggregate cost of US$18.5 million. These repurchases resulted in a pre-tax gain of $23.8 million net of the write-off of related deferred finance fees and foreign exchange. In November 2000, the Company repurchased US$6.6 million of Notes for an aggregate cost of US$3.0 million and a pre-tax gain of $5.1 million. In December 2002, the Company repurchased US$2.1 million principal amount of the Notes, in the open market, for an aggregate cost of US$0.8 million. These purchases resulted in a pre-tax gain of $2.0 million net of the write-off of related deferred finance fees. In January 2003, the Company repurchased US$1.0 million principal amount of the Notes, in the open market, for an aggregate cost of US$0.4 million. These purchases resulted in a pre-tax gain of $0.9 million net of the write-off of related deferred finance fees. The repurchases were funded from the Company’s cash resources and borrowings under available bank operating lines.

The amounts outstanding from the sale of the European operations were under dispute. In December 2002, the Company and the purchaser of its European operations, D-M-E, agreed on a final settlement of the outstanding balance of the purchase price. The final settlement of the outstanding purchase price of $7,315 (Euro 4,565) including interest, has been received by the Company. As a result, a further loss on sale of the European operations of approximately $375 (Euro 241) will be recorded in the second quarter of fiscal 2003.

Business Overview

The Company is a leading international manufacturer and distributor of die sets and related components, cut, ground, fabricated, and stress-relieved steel plate, and mold base related components used in the tool and die and mold industries. The primary applications for these products are metal stamping and plastic molding. A die set is a tool holder which in most cases is comprised of two steel plates that have been machined to standard or custom specifications and which are then typically assembled with various pins, bushings, gibs and wear plates into a matching “set”. Tool and die makers build and mount tooling in the die set which is then placed in a stamping press to produce the desired shaped metal part. The part is then used by an OEM in the final assembly of end products such as automobile fenders and refrigerator doors. Die sets range in size from six inches by six inches to 120 inches by 240 inches, and in weight from less than 40 pounds to greater than 50,000 pounds. Mold bases provide the same function as die sets in the molding of plastic parts, generally through the thermal plastic injection molding process. Such parts are then used by OEMs in the final assembly of end products such as housewares and plastic toys. Die set and mold base components are mounted on die sets and mold bases, as applicable, to perform various functions such as guiding the two steel plates together during the stamping or molding process. A significant source of demand for components arises from the need to replace broken or worn components in operating die sets and mold bases.

A die set or mold base is usually designed specifically to manufacture a specific product and is not reused to manufacture other products. Therefore, when there is a change in the design of a product, such as a snowmobile, new die sets or mold bases are usually required. While die sets and mold bases are critical links in an OEM’s manufacturing process, they generally represent only 10-15% of the total cost of a complete tool or mold assembly.

The die set and related components and the mold base related components industries are fragmented and niche-oriented and have traditionally been characterized by a limited number of large competitors and numerous smaller privately-held companies servicing the needs of local customers.

The Company conducts its operations through three principal operating units: North American Die Sets (die sets and steel services) and Lamina Components (die set and mold base components) in North America, and Anchor Lamina Holdings GmbH (die sets) in Europe. The Company’s manufacturing facilities employ modern production technology, including computer automated manufacturing equipment large enough to manufacture large-scale and complex die sets and mold bases. The capability to manufacture large-scale and complex die sets and mold bases is one of the Company’s significant competitive advantages relative to most smaller regional manufacturers.

•	NADS manufactures die sets and provides steel plate services, such as fabrications, cutting, grinding, and stress-relieving, in North America, and distributes die set components in Canada. NADS operates through seven plants in North America, two of which are located in the United States and five of which are located in Canada.

•	Lamina Components manufactures and distributes die set and mold base components for use by die set and mold base makers (including NADS and many of its North American competitors), tool and die makers and mold makers. Die set and mold base components include pins, bushings, gibs, wear plates, die springs and cams. Lamina Components operates a plant and distribution center in Bellaire, Michigan, and an administrative office in Farmington Hills, Michigan.

•	Anchor Lamina Holdings GmbH manufactures and distributes die sets for die set makers and tool and die makers. Anchor Lamina Holdings GmbH operates two plants in Chemnitz, Germany.

North American Die Sets

NADS consists of the operations of the United States Die Set Product Group, the Canadian Die Set Product Group and the Reliance Product Group. It manufactures die sets and provides steel plate services such as fabrications, cutting, grinding, and stress-relieving in North America and distributes die set components in Canada. It has plants in Windsor, Mississauga, Cambridge, and Tilbury, Ontario; Montreal, Quebec, and Madison Heights (a suburb of Detroit) and Kentwood, Michigan. The facilities in Windsor, Mississauga, Cambridge and Kentwood range in size from 40,000 to 116,000 square feet and each has a full range of machinery and equipment. The 116,000 square foot facility in Windsor also acts as a centralized steel warehouse for the Windsor operations and the Reliance Product Group. At the Montreal plant (12,000 square feet), there is a limited range of similar equipment with large orders being produced at the Mississauga or Cambridge plants. The Madison Heights plant (5,000 square feet) is used as a distribution center for components.

During the 1996 fiscal year, the Company completed the construction of a new 60,000 square foot plant in Cambridge, Ontario and a 40,000 square foot plant in Kentwood, Michigan. The new plant in Cambridge, Ontario increased capacity by 50% in this industrial area of Ontario. The construction of the Kentwood, Michigan plant supported the increased market penetration achieved by NADS in the Michigan area and provides a base for future expansion into Illinois, Indiana and Wisconsin.

The Reliance Product Group is located in Tilbury, Ontario, approximately 50 kilometers east of Windsor. It is a manufacturer of large custom steel plate fabrications used primarily as machine tool bases within the machinery and equipment manufacturing industries. Additionally, the Reliance Product Group has developed an expertise in cutting, grinding and normalizing steel plate and distributing high carbon alloy steel to the die set and mold base industries. These services are offered for the Southern Ontario and Midwestern United States markets. The Reliance Product Group occupies a 38,000 square foot building.

NADS manufactures products and provides services used by the tool and die and mold industries. The prime applications for these products are metal stamping and plastic molding. NADS offers three distinct products and services: custom and stock die sets, cutting and grinding services and die set components.

Custom die sets are manufactured to meet customer specifications. Typically, the size of the die set, the location of the pins, the thickness of the steel, the type of bushings and the special machining required differ with each order. Turn-around time for a custom die set is approximately one to four weeks depending upon the size and complexity of the order. Stock die sets are manufactured to standard dimensions with respect to pin size and location and the thickness of steel used.

NADS provides a number of services to tool and die and mold makers. These services include torch cutting, stress relieving, grinding, boring and machining of steel plates. These plates may be supplied by the customer or by NADS which can generally obtain materials on better terms from steel mills than can individual tool and die shops.

NADS sells a variety of commonly-used components which include pins, gibs, bushings, wear plates and die springs. In total, NADS distributes components produced by 10 different manufacturers. The product group’s largest supplier is Lamina Components which historically has supplied approximately 65% to 75% of its annual component requirements.

Lamina Components

Lamina Components manufactures and distributes die set and mold base components for use by die set and mold base makers (including NADS and many of its North American competitors), tool and die makers and mold makers. Lamina Components also manufactures a line of portable heavy-duty hydraulic drilling and tapping machines, hydraulic die separators and small precision hydraulic motors.

Lamina Components’ major facility is the 150,000 square foot plant located in Bellaire, Michigan. Distribution of the group’s products is handled by a group of 12 regionally located “Preferred Business Partners” (stocking distributors who carry a substantial portion of Lamina Components’ product line) and a network of more than 30 distributors each of which carries Lamina Components’ most frequently sold products and sizes.

Lamina Components, formerly Lamina Inc., is a division of Anchor Lamina America, Inc. It is a major manufacturer and worldwide distributor of die set and mold base components such as pins, gibs, bronze-plated bushings, cams and wear plates used by the metal stamping and plastic injection mold industries. The bronze-plating process employed by Lamina Components is an electroplating technique that applies a coating of 89% copper and 11% tin onto a steel backing, combining the natural lubricity of bronze and the strength of the steel base. This process offers cost and quality advantages over competing processes. Bronze-plated components manufactured by Lamina Components include die and mold bushings, gibs and wear plates. Lamina Components also manufactures non-bronze components, such as guide pins and mold pins, and distributes die springs, rubber springs, wear plates, urethane springs, disc springs, nitrogen gas springs, stock lifters and cams.

Lamina Components also manufactures a line of portable heavy-duty hydraulic drilling and tapping machines, hydraulic die separators and a line of small precision hydraulic motors for automotive companies, hydro-electric power plants, manufacturers of large equipment and food processors. During the 1997 fiscal year, Lamina Components absorbed the production and product lines of Micro Mirror and can now provide approximately 65% to 75% of the die component needs of NADS.

Anchor Lamina Holdings GmbH

Anchor Lamina Holdings GmbH manufactures and distributes die sets for die set makers and tool and die makers. It operates out of a 40,000 square foot facility, and a 30,400 square foot facility, both in Chemnitz, Saxony, Germany. It also has associated companies in Belgium and Russia. The Chemnitz facilities manufacture large-scale and complex die sets similar to those produced by NADS.

Management believes that Anchor Lamina Holdings GmbH has approximately 5% of the German die set market. Anchor Lamina Holdings GmbH has over 500 customers, the majority of which are located in Germany.

Competition

The die set and related components and the mold base related components industries are fragmented and niche-oriented and have traditionally been characterized by a limited number of large competitors and numerous smaller privately-held companies servicing the needs of local customers. However, the industries have evolved such that manufacturers must add value by combining computer integrated manufacturing techniques with large-scale plant and equipment investment. Companies such as Anchor Lamina and its subsidiary entities, with a significant installed base of modern large-scale computer assisted equipment, extensive manufacturing experience and skilled workforce, are in a position to combine these techniques with the necessary levels of investment to their competitive advantage. On a short-term basis, tool and die customers of NADS can do more of their own CNC machining work if they have the capacity, instead of sourcing those services to Anchor Lamina.

NADS competes with approximately 10 major manufacturers of die sets in North America and many smaller regional manufacturers. The most significant competitors are Danly Die Set Company/Division of Connell Limited Partnership (Cleveland, Ohio), Lempco Inc. (Cleveland, Ohio), Superior Die Set Corp. (Oak Creek, Wisconsin), and Producto Machine Company (Bristol, Connecticut). Lamina’s most significant competitors are Danly IEM Company/Division of Connell Limited Partnership (Cleveland, Ohio), Sankyo (Japan), Oiless (Japan), Misumi (Japan), LuBo (South Korea), Fibro (Austria), Voest Alpine (Stuttgart, Germany) and Agathon (Switzerland). In Europe, the major competitors of Anchor Lamina Holdings GmbH are Steinl in South Germany, Fibro in Austria and Danly in Belgium.

Diversified Sales

The Company’s revenues are diversified across a wide range of products, customers, industries and geographic regions, which reduces the Company’s exposure to economic or industry cyclicality.

	Fiscal Year Ended August 31,
Product or Service	2002		2001		2000
	(Dollars in Thousands)
Custom and Stock Die Sets	$43,899	32%	$39,519	23%	$41,639	22%
Die Set Components	50,207	37%	62,775	37%	69,851	36%
Cutting and Grinding Services	37,339	27%	34,387	21%	40,443	20%
Fabrications	5,789	4%	5,602	3%	4,876	3%

Mold Bases and Components			26,291	16%	36,036	19%

Total Sales	$137,234	100%	$168,574	100%	$192,845	100%

•	In each of the past five fiscal years, no single direct customer accounted for more than 4% of revenues.

•	Although management cannot be certain as to the industries in which products sold to its customers are eventually used, management believes that revenues are generally comprised of an estimated 55% for automotive, 11% for appliances, 6% for hardware for home construction, 5% for toys, 5% for pharmaceuticals and 18% across various other industries including office furniture, lighting systems, aerospace, defense, farm equipment and sports vehicles, such as snowmobiles and golf carts.

The following table provides information concerning the Company’s sales and assets by geographic region:

	Fiscal Year Ended August 31,
	2002 (Audited)		2001 (Audited)		2000 (Audited)
	(Dollars in Thousands)
Sales
Canadian Operations
To Canadian markets	$60,253		$55,521		$59,717
Intercompany	18,555		17,718		17,058
United States Operations
To United States markets	63,520		65,046		74,779
Intercompany	10,849		11,668		11,738
International	3,050		1,271		1,351
European Operations
To European markets	10,411		46,736		56,998

	166,638		197,960		221,641
Intercompany Sales	29,404		29,386		28,796

Consolidated Sales	$137,234		$168,574		$192,845

Assets
Canadian operations	$77,608	36%	$73,415	33%	$79,015	31%
United States operations	113,505	53%	122,552	55%	128,713	50%
European operations	24,160	11%	26,405	12%	51,052	19%

	$215,273	100%	$222,372	100%	$258,780	100%

See also Note 14 “segmented information” of Notes to the Consolidated Financial Statements of the Company for a description of sales, including inter-company sales and assets by geographic location.

Cyclicality of Business

The Company’s business is cyclical, to a degree, based in part on model changes and production volumes of the various industries the Company serves. However, management believes that the demand for die sets and mold bases is more dependent on product design changes than on end product volume, therefore reducing the effects of cyclicality.

Market Share

Information is limited regarding market sizes and shares for the die set and related components and mold base components industries. However, management believes that the Company is one of the largest manufacturers of die sets and related components in North America with an estimated 10-15% share of the external market. Management also believes that the Company has an estimated 70-80% share of the external die set market in Canada, and an estimated 40-50% of the external die set market in the greater Detroit area. In addition, management believes that the Company has an estimated 5% share of the German die set market.

Customer Base and Distribution

North American Die Sets

NADS sells, through its own sales force, to the tooling industry, which manufactures tools for the whole spectrum of metal stamping and plastic molding industries. Approximately 80% of NADS’ direct sales in the 2002 fiscal year were to small specialized tool and die makers. The largest direct customer accounted for approximately 1.5% of the business of NADS in the 2002 fiscal year.

Lamina Components

In the United States, Lamina Components distributes its products through the Bellaire, Michigan facility, 12 “Preferred Business Partners” (stocking distributors which carry a substantial portion of Lamina Components line) and over 30 smaller stocking distributors. In turn, over 100 other distributors draw products from the Lamina Components Bellaire facility and the distributors. The Company acts as its own distributor of Lamina products in Canada. About 94% of Lamina Components’ sales are in North America. Lamina Components’ international sales are currently handled through distributors in Australia, Belgium, Spain, Germany, Italy, New Zealand, Singapore, South Korea, Japan and Brazil.

Purchases by NADS were $10.7 million, or approximately 23.8%, of Lamina Components’ sales for the 2002 fiscal year, as compared to approximately $10.0 million, or approximately 21.1% of sales for the 2001 fiscal year.

Anchor Lamina Holdings GmbH

Anchor Lamina Holdings GmbH has over 500 customers, the majority of which are located in Germany. It sells its products through its own sales force.

During the 2002 fiscal year, Anchor Lamina Holdings GmbH had sales of approximately $10.4 million, the majority of which were in the German market.

Technology, Product Development and Patents

The Company neither holds any material patents, trademarks, licenses or franchises nor pays any significant royalties or fees in respect of such intangible items to any third parties, other than the license with, and royalties in the amount of approximately $50,000 paid in the 2002 fiscal year to Umix for the production of Umix cams. In June 1995, Lamina Inc. entered into agreements with Umix pursuant to which it became the exclusive North American manufacturer and distributor of Umix cams, including standard die-mount and aerial cams. The Umix license is a five year agreement, with one year extensions available thereafter, which have been exercised through June 2003. Lamina Components is manufacturing a new generation of cams that comply with North American Automotive Metric Standards (NAAMS). GM, Ford and Daimler Chrysler have appointed Lamina Components as a key source of NAAMS cams for future tooling needs. The Company does not maintain a formal on-going research and development program although its various operating units are continually pursuing new products as well as enhanced manufacturing techniques, equipment and methods to improve existing products and services to its customers.

Manufacturing

The Company operates nine manufacturing facilities in three countries that employ modern production technology, including computer automated manufacturing equipment large enough to manufacture large-scale and complex die sets, die set components and mold base components.

Suppliers

The largest portion of the Company’s manufacturing cost, other than labor, is steel. The principal supplier to the Company is a Canadian steel company, which supplies the majority of the Company’s North American requirements. The Company is dependent on this supplier for its steel requirements.

The Company imports steel from mills around the world for its North American operations. The Company also buys heavy gauge steel from overseas. The Company uses brokers to buy this imported steel. Historically, the Company has not had any significant problems obtaining steel.

Organizational Structure

The following chart illustrates the corporate structure of the Company, including all material subsidiary entities and their jurisdictions of formation, and principal operating units and the locations of their facilities:

Anchor Lamina Inc. (1)
(Ontario)
("Anchor Lamina", the "Company" and an "Issuer")
100%
Anchor Lamina America, Inc. (2)
(Michigan)
("Anchor America" and an "Issuer")
100%
Anchor Lamina (Barbados) Inc.
(Barbados)
("Anchor Barbados")
100%
Anchor Lamina Holdings GmbH (3)
(Germany)
("Anchor Lamina GmbH")
100%
Anchor Lamina GmbH & Co. KG
(Germany)
100%
Anchor Lamina GmbH
(Chemnitz)
• Chemnitz (two locations)
Lamina Components
Farmington Hills, MI
Bellaire, MI
United States Die Set Product Group (4)
• Windsor, Ont. and Madison Heights, MI
• Kentwood, MI
• Cheshire, CT (facility leased)
Canadian Die Set Product Group (4)
• Mississauga, Ont. and Cambridge, Ont.
• Montreal, Que.
Reliance Steel Fabrication Product Group (4)
("Reliance Product Group")
• Tilbury, Ont.
KEY:
Indicates an Issuer.
Indicates a legal entity.
Indicates an operating division.

Notes:

(1)	Anchor Lamina was formed on August 7, 1997, upon the amalgamation of AKC Acquisition Corp. and Anchor Lamina Inc. Reliance Steel Fabricators Limited was amalgamated with Anchor Lamina on September 1, 2001.

(2)	On August 7, 1997, Anchor Lamina Holdings, Inc. merged with, and into, Anchor Lamina America, Inc. On August 6, 1997, Lamina Inc., Anchor Die Supply, Inc. and Superior Steel Acquisition Corporation merged with, and into, Anchor Lamina Holdings, Inc.

(3)	Anchor Lamina GmbH means Anchor Lamina Holdings GmbH, Anchor Lamina Verwaltungs-gesellschaftmbH (the general partner of Anchor Lamina GmbH & Co. KG and a wholly-owned subsidiary of Anchor Lamina Holdings GmbH), Anchor Lamina Die Sets GmbH (the limited partner of Anchor Lamina GmbH & Co. KG and a wholly-owned subsidiary of Anchor Lamina Holdings GmbH), Anchor Lamina GmbH (Chemnitz) and the following entities in which Anchor Lamina GmbH & Co. KG has an interest: TANTAL EOC (Russia) (36% interest); and EOC Normalien Belgium (49% interest).

(4)	NADS consists of the operations of the United States Die Set Product Group, the Canadian Die Set Product Group and the Reliance Product Group.

Property, Plants and Equipment

The following is a listing and brief description of the significant properties used in the conduct of the Company’s business as at February 18, 2003. All of the properties and facilities are owned, except for the offices in Farmington Hills, Michigan, and all of the owned properties are subject to mortgages securing the Company’s bank Credit Facility.

Address of Property	Size (sq. ft.)	General Use and Description
Canadian Die Set Product Group
1200 Lakeshore Road East, Mississauga, Ontario	54,000	Offices and manufacturing (die sets)
311 Pinebush Road, Cambridge, Ontario	60,000	Manufacturing (die sets)
1450 Alphonse-D. Roy, Montreal, Quebec	12,000	Manufacturing (die sets)

United States Die Set Product Group
2590 Ouellette Avenue, Windsor, Ontario	116,000	Offices, centralized steel warehouse and manufacturing (die sets)
95 East Ten Mile Road, Madison Heights, Michigan	5,000	Offices and distribution center (components)
4300 40th Street, Kentwood, Michigan	40,000	Manufacturing (die sets)
1855 Peck Lane, Cheshire, Connecticut (1)	38,000	Currently under lease

Reliance Product Group
95 Lyon Avenue North, Tilbury, Ontario	38,000	Manufacturing (fabrications)

Lamina Components Product Group
38505 Country Club Drive, Suite 200, Farmington Hills, Michigan (2)	6,800	Offices
3650 South Derenzy Road, Bellaire, Michigan	150,000	Manufacturing and distribution center (components)

Anchor Lamina Holdings GmbH
An der Wiesenmühle 19, Chemnitz, Germany	40,000	Manufacturing (die sets)
Tuchschererstr.8, Chemnitz, Germany	30,400	Manufacturing (die sets)

(1)	Commencing on March 1, 2002 the facility is under lease to Peck Lane Associates LLC (Waterbury Button Company) until January 31, 2007, with a three year lease renewal option at the end of the lease. The lease also contains a purchase option which is exercisable at the end of the 3rd year of the lease, at the end of the 4th year of the lease, at the end of the lease, or at the end of the renewal period.

(2)	Premises leased until November 1, 2008.

Environmental Matters

Compliance with environmental protection requirements has not had a material effect upon the capital expenditures, net income or competitive position of the Company during the past five fiscal years, and management does not expect such compliance to have a material effect in the current fiscal year.

In 1994, the EPA directed Anchor America to initiate an environmental investigation of the Bellaire, Michigan plant. Remediation was completed at the facility in November, 1998. Pursuant to the remediation plan, the Company is continuing to monitor the ground water until testing shows the elimination of chemical contamination.

Certain metals and chemical contamination has been found at the Company’s former die set manufacturing facility located in Cheshire, Connecticut. The Company is proceeding with delineation testing that, together with current State and Federal regulations, will determine the nature and extent of any required remediation of the site. The Company has recorded a liability of $2.0 million to pay for estimated remediation costs and professional fees. The liability is based on reports from environmental consulting firms.

Other than the remedial work completed at the Bellaire plant and the testing being conducted in Connecticut, no material studies or remedial measures are currently anticipated or planned by the Company or required by regulatory authorities with respect to the Company’s properties.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

The following table summarizes Anchor Lamina’s consolidated historical results of operations, including as a percentage of net sales, for the 2000, 2001 and 2002 fiscal years.

	Fiscal Year Ended August 31,
	2000		2001		2002
	(Audited) (Dollars in Thousands)
Statement of (Loss) Earnings:
Net sales	$192,845	100.0%	$168,574	100.0%	$137,234	100.0%
Gross profit	58,133	30.1	46,537	27.6	39,554	28.8
Selling, general and administrative expenses	35,412	18.4	28,634	17.0	22,174	16.1
Depreciation and amortization	12,353	6.4	12,790	7.6	11,955	8.7

Operating earnings	10,368	5.3	5,113	3.0	5,425	4.0
Loss (gain) on disposal of capital assets	—	—	1,530	0.9	(997)	(0.7)
Other (income) expense, net	(13,933)	(7.2)	(1,401)	(0.8)	291	0.2
Interest expense, net	17,375	9.0	13,366	7.9	10,714	7.8

Earnings (loss) before income taxes	6,926	3.5	(8,382)	(5.0)	(4,583)	(3.3)
Income taxes	3,351	1.7	(1,870)	(1.1)	(81)	(0.0)

Net earnings (loss)	$3,575	1.8%	$(6,512)	(3.9)%	$(4,502)	(3.3)%

Other Data:
EBITDA(1)	11,676	6.1%	14,232	8.4%	17,380	12.7%
Adjusted EBITDA(1)	22,721	11.8	17,904	10.6	17,380	12.7

(1)	EBITDA represents earnings before interest expense, non-controlling interest, income taxes, other expenses (income), depreciation and amortization of capital assets, goodwill, deferred financing fees and deferred foreign exchange loss, and loss (gain) on disposal of capital assets. “Adjusted EBITDA” is calculated by adding to EBITDA (as described in the following table) certain non-recurring and non-capital costs and expenses.

	Fiscal Year Ended August 31,
	2000	2001	2002
	(Audited) (Dollars in Thousands)
EBITDA before adjustments	$11,676	$14,232	$17,380
Employee severance and transition(a)	1,636	1,978	—
Plant closure(b)	4,201	—	—
Plant closure(c)	5,208	1,694	—

Adjusted EBITDA	$22,721	$17,904	$17,380

(a)	Employee severance and contractual salary adjustments.

(b)	Costs associated with the closure of the Oak Park, Michigan distribution center and movement of product to Bellaire, Michigan.

(c)	Costs associated with the Cheshire, Connecticut plant closure and estimated environmental remediation costs.

EBITDA and Adjusted EBITDA are presented as they are commonly used by certain investors to analyze and compare operating performance and to determine a company’s ability to service and/or incur debt. However, EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for net earnings, cash flows or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company’s profitability or liquidity.

For a reconciliation of the Company’s financial statements with United States generally accepted accounting principles, see Note 18 of the Notes to the Consolidated Financial Statements.

Fiscal Year Ended August 31, 2002 Compared to Fiscal Year Ended August 31, 2001

Net Sales

The Company’s sales decreased by $31.3 million, or 18.6%, to $137.2 million for the 2002 fiscal year, from $168.6 million for fiscal 2001. Excluding the impact of all foreign exchange rate changes, sales decreased by $33.8 million, or 20.0%, compared to fiscal 2001. The sold EOC business contributed $37.6 million to the decrease.

The following table sets out sales for the fiscal years ended August 31, 2001 and August 31, 2002 and the percentage decrease in sales for the 2002 fiscal year in comparison to the 2001 fiscal year for each principal operating unit of the Company.

	Fiscal Year Ended August 31,
	2001	2002	Percentage Increase (decrease) in Sales
	(Unaudited / 000s)
Principal Operating Unit
North American Die Set	$85,976	$92,660	7.8%
Lamina Components	47,467	44,923	(5.4)
Anchor Lamina Holdings GmbH	46,736	10,411	(77.7)

	180,179	147,994	(17.9)
Total inter-divisional sales	(11,605)	(10,760)	(7.3)

Total sales	$168,574	$137,234	(18.6%)

Sales of NADS increased by $6.7 million, or 7.8%, to $92.7 million for the 2002 fiscal year from $86.0 million for fiscal 2001. Sales increases experienced in all areas throughout the year were due to a release of tooling programs by OEM’s.

Sales of Lamina Components decreased by $2.5 million, or 5.4%, to $44.9 million for the 2002 fiscal year from $47.5 million for fiscal 2001. Excluding the impact of a year over year appreciation of the United States dollar, sales decreased $3.8 million, or 8.0%.

Sales from Anchor Lamina Holdings GmbH decreased by $36.3 million, or 77.7%, to $10.4 million for the 2002 fiscal year from $46.7 million for fiscal 2001. Excluding the impact of a year over year appreciation of the Euro, sales decreased $36.9 million, or 79.0%. The sold EOC business accounted for $37.6 million of the reduction with a partially offsetting $0.7 million increase in sales of Anchor Lamina Holdings GmbH.

Gross Profit

Gross profit decreased by $7.0 million, or 15.1%, to $39.5 million for the 2002 fiscal year from $46.5 million for fiscal 2001. Gross profit as a percentage of sales, referred to in this report as “gross profit margin”, increased from 27.6% for the 2001 fiscal year to 28.8% for fiscal 2002. Excluding the sold EOC business, gross profit increased by $2.9 million, or 7.9%, to $39.5 million for the 2002 fiscal year from $36.6 million for fiscal 2001. Excluding the sold EOC business, gross profit as a percentage of sales increased from 27.7% for the 2001 fiscal year to 28.8% for fiscal 2002. The increase in the gross profit was due primarily to increased volumes in NADS and Anchor Lamina Holdings GmbH as compared to fiscal 2001 and company wide cost reduction initiatives in fiscal 2002.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by $6.4 million to $22.2 million for the 2002 fiscal year, from $28.6 million for fiscal 2001. As a percent of sales, these expenses decreased from 17.0% to 16.1%. Without the EOC sold business, selling, general and administrative expenses have increased $1.6 million from $20.6 million in fiscal 2001 to $22.2 million in fiscal 2002. The increase in dollar costs was primarily the result of higher office, sales and management personnel costs of $1.4 million.

Depreciation and Amortization

Depreciation decreased by $1.2 million to $6.9 million for the 2002 fiscal year from $8.1 million for fiscal 2001, as a result of the sale of the EOC business in May of fiscal 2001. Amortization of goodwill, deferred financing fees, and deferred foreign exchange loss increased by $0.3 million to $5.0 million for the 2002 fiscal year from $4.7 million for fiscal 2001, as a result of a year over year appreciation of the United States dollar.

Operating Earnings

Earnings before interest, income taxes, loss on disposal of capital assets and other expenses (income), referred to in this report as “operating earnings”, increased by $0.3 million, or 6.1%, to $5.4 million for the 2002 fiscal year, from $5.1 million for fiscal 2001. This increase was a result of higher sales volumes (excluding EOC) and the increase in gross profit, partially offset by higher selling, general and administrative expenses in the 2002 fiscal year. The factors contributing to this increase in operating earnings are further discussed in the preceding paragraphs of this section.

Loss (Gain) on Disposal of Capital Assets

In fiscal 2002, the Company sold the Ludenscheid land and building for proceeds of $5.4 million. The assets sold had a net book value of $4.0 million, and resulted in a gain on sale of $1.4 million (see Item 4 “INFORMATION ON THE COMPANY—History and Development of the Company”). Also during fiscal 2002, the Company recorded a write-down of obsolete manufacturing equipment of $0.4 million.

Other (Income) Expense, Net

Other (income) expense, net decreased by $1.7 million to $0.3 million for the 2002 fiscal year from ($1.4) million for fiscal 2001. Other expense in fiscal 2002 is primarily the result of exchange losses of $0.1 million, and an additional loss on the sale of the German operations of $0.2 million.

Interest Expense

Net interest expense decreased by $2.7 million to $10.7 million for the 2002 fiscal year from $13.4 million for fiscal 2001. This decrease results from lower interest on long term debt as a result of scheduled quarterly repayments of term loans throughout the year, and the repayment of term loans in May 2001 from the proceeds of the sale of EOC, and from lower interest on short term debt as a result of repayment of revolving loans from the proceeds of sale of the Ludenscheid land and building in March 2002. (see Item 4 “INFORMATION ON THE COMPANY—History and Development of the Company”).

Income Taxes

Income tax recoveries decreased by $1.8 million from a recovery of $1.9 million for the 2001 fiscal year to a recovery of $0.1 million for fiscal 2002, primarily as a result of a decrease in the pre-tax loss from $8.4 million in fiscal 2001 to $4.6 million fiscal 2002.

Net Earnings (Loss)

The net loss for the 2002 fiscal year of $4.5 million decreased by $2.0 million from the $6.5 million net loss experienced in fiscal 2001. This decrease in the net loss resulted primarily from items described above that resulted in higher operating earnings, lower interest expense, and the change in the gain on disposal of capital assets (see Item 4 “INFORMATION ON THE COMPANY—History and Development of the Company”), partially offset by the change in other expense and income taxes described above.

Fiscal Year Ended August 31, 2001 Compared to Fiscal Year Ended August 31, 2000

Net Sales

The Company’s sales decreased by $24.3 million, or 12.6%, to $168.6 million for the 2001 fiscal year, from $192.8 million for fiscal 2000. Excluding the impact of all foreign exchange rate changes, sales decreased by $24.0 million, or 12.4%, compared to fiscal 2000. The sold EOC business contributed $10.1 million to the decrease.

The following table sets out sales for the fiscal years ended August 31, 2000 and August 31, 2001 and the percentage decrease in sales for the 2001 fiscal year in comparison to the 2000 fiscal year for each principal operating unit of the Company.

	Fiscal Year Ended August 31,		Percentage Increase (decrease) in Sales
	2000	2001
	(Unaudited / 000s)
Principal Operating Unit
North American Die Set	$98,055	$85,976	(12.3%)
Lamina Components	49,392	47,467	(3.9)
Anchor Lamina Holdings GmbH	56,998	46,736	(18.0)

	204,445	180,179	(11.9)
Total inter-divisional sales	(11,600)	(11,605)	0.0

Total sales	$192,845	$168,574	(12.6%)

Sales of NADS decreased by $12.1 million, or 12.3%, to $86.0 million for the 2001 fiscal year from $98.1 million for fiscal 2000. Sales weakness due to a slower release of tooling programs by OEM’s was experienced in all areas throughout the year.

Sales of Lamina Components decreased by $1.9 million, or 3.9%, to $47.5 million for the 2001 fiscal year from $49.4 million for fiscal 2000. Excluding the impact of a year over year appreciation of the United States dollar, sales decreased $3.7 million, or 7.5%.

Sales from Anchor Lamina Holdings GmbH decreased by $10.3 million, or 18.0%, to $46.7 million for the 2001 fiscal year from $57.0 million for fiscal 2000. Excluding the impact of a year over year depreciation of the Euro, sales decreased $7.2 million, or 12.6%. The sold EOC business accounted for $10.1 million of the reduction with a partially offsetting $3.0 million increase in sales of Anchor Lamina Holdings GmbH.

Gross Profit

Gross profit decreased by $11.6 million, or 19.9%, to $46.5 million for the 2001 fiscal year from $58.1 million for fiscal 2000. Gross profit as a percentage of sales, referred to in this report as “gross profit margin”, decreased from 30.1% for the 2000 fiscal year to 27.6% for fiscal 2001. Excluding the sold EOC business, gross profit decreased by $8.5 million, or 19%, to $36.6 million for the 2001 fiscal year from $44.8 million for fiscal 2000. Excluding the sold EOC business, gross profit as a percentage of sales decreased from 31.4% for the 2000 fiscal year to 27.7% for fiscal 2001. The decline in the gross profit was due primarily to pricing pressures in NADS and reduced volumes in all reporting units.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by $6.8 million to $28.6 million for the 2001 fiscal year, from $35.4 million for fiscal 2000. As a percent of sales, these expenses decreased from 18.4% to 17.0%. Without the EOC sold business, selling, general and administrative expenses have decreased $3.7 million from $24.3 million in fiscal 2000 to $20.6 million in fiscal 2001. The decrease in dollar costs was primarily the result of lower consulting fees having an impact of $2.3 million, primarily as a result of $2.6 million in consulting expenses in fiscal 2000 to implement the Anchor Lamina Production System, lower office and sales salary costs of $0.6 million, and reduced bad debt costs of $0.8 million.

Depreciation and Amortization

Depreciation increased by $0.3 million to $8.1 million for the 2001 fiscal year from $7.8 million for fiscal 2000, as a result of the full year depreciation expense in fiscal 2001 associated with fiscal 2000 capital expenditures. Amortization of goodwill, deferred financing fees and deferred foreign exchange loss increased by $0.1 million to $4.7 million for the 2001 fiscal year from $4.6 million for fiscal 2000, as a result of a year over year appreciation of the United States dollar, offset by the reduction in deferred finance fees and deferred exchange loss associated with the November, 2000 repurchase of US$6.6 million principal amount of the Notes. See Item 4 “INFORMATION ON THE COMPANY—History and Development of the Company”.

Operating Earnings

Earnings before interest, income taxes, loss on disposal of capital assets and other expenses (income), referred to in this report as “operating earnings”, decreased by $5.3 million, or 50.7%, to $5.1 million for the 2001 fiscal year, from $10.4 million for fiscal 2000. This decline was a result of lower sales volumes and the decrease in gross profit, partially offset by lower selling, general and administrative expenses in the 2001 fiscal year. The factors contributing to this decline in operating earnings are further discussed in the preceding paragraphs of this section.

Loss (Gain) on Disposal of Capital Assets

In fiscal 2001, the Company recorded a write-down of obsolete manufacturing equipment of $0.8 million and disposed of manufacturing equipment for $1.3 million and recognized a $0.7 million loss on the sale. The proceeds from the sale of the NADS’ Windsor, Ontario Devon Road facility and the Lamina Component’s Oak Park, Michigan facility were received in fiscal 2001 (see Item 4 “INFORMATION ON THE COMPANY—History and Development of the Company”). The costs associated with the closure of the Oak Park facility were recorded in fiscal 2000 (see Item 3 “KEY INFORMATION”).

Other (Income) Expense, Net

Other (income) expense, net decreased by $12.5 million to ($1.4) million for the 2001 fiscal year from ($13.9) million for fiscal 2000. Other income in fiscal 2001 is primarily the result of the gain of $5.1 million recognized during fiscal 2001 on the repurchase of outstanding Notes at a discount to their face value, partially offset by the plant closure costs of $1.7 million and employee severance and transition costs of $2.0 million.

Interest Expense

Net interest expense decreased by $4.0 million to $13.4 million for the 2001 fiscal year from $17.4 million for fiscal 2000. This decrease results from lower interest on long term debt as a result of the July 2000 repurchase of US$35.8 million principal amount of the Notes and the November 2000 repurchase of US$6.6 million principal amount of the Notes (see Item 4 “INFORMATION ON THE COMPANY—History and Development of the Company”), and from the repayment of term loans in May 2001 from the proceeds of the sale of EOC.

Income Taxes

Income taxes decreased by $5.2 million from an expense of $3.4 million for the 2000 fiscal year to a recovery of $1.9 million for fiscal 2001, primarily as a result of a decrease in the pre-tax earnings from $6.9 million in earnings in fiscal 2000 to an $8.4 million loss in fiscal 2001.

Net Earnings (Loss)

The net loss for the 2001 fiscal year of $6.5 million decreased by $10.1 million from the $3.6 million net earnings experienced in fiscal 2000. This decrease in the net earnings resulted primarily from the lower gain on the November 2000 repurchase of US$6.6 million principal amount of the Notes in fiscal 2001 as compared to the gain on the July 2000 repurchase of US$35.8 million principal amount of the Notes in fiscal 2000 (see Item 4 “INFORMATION ON THE COMPANY—History and Development of the Company”), from the plant closure costs, severance costs, and other items described above that resulted in lower operating earnings, and from the loss on disposal of capital assets described above, partially offset by lower interest expense and the change in income taxes described above.

Inflation

The Company does not believe that inflation had a material impact on its results of operations in the 2000, 2001 or 2002 fiscal years.

Exchange and Currency Fluctuations

As a result of the Company’s U.S. operations, the Company is subject to the effects of currency fluctuations between the U.S. dollar and the Canadian dollar. Since Anchor America is accounted for as a self-sustaining operation under both Canadian GAAP and U.S. GAAP, any gain or loss in the net asset value of Anchor America caused by exchange rate movements is reflected in Anchor Lamina’s financial statements only as a separate component of shareholders’ equity and not in Anchor Lamina’s statement of loss (earnings), other than with respect to inter-company loans, and would only be reflected in the statement of loss (earnings) if Anchor America were disposed of. The value of the Canadian dollar was $1.5589 per United States dollar on August 31, 2002, representing a depreciation during the 2002 fiscal year in the exchange rate of approximately 0.7% from $1.5477 on August 31, 2001.

As a result of the Company’s German operations, the Company is subject to the effects of currency fluctuations between the Euro and the Canadian dollar. Since Anchor Lamina Holdings GmbH is accounted for as a self-sustaining operation under Canadian GAAP and U.S. GAAP, any gain or loss in the net asset value of Anchor Lamina Holdings GmbH caused by exchange rate movements is reflected in Anchor Lamina’s financial statements only as a separate component of shareholders’ equity and not in Anchor Lamina’s statement of loss (earnings), and would only be reflected in the statement of loss (earnings) if Anchor Lamina Holdings GmbH was disposed of. The value of the Canadian dollar was $1.5292 per Euro on August 31, 2002, representing a depreciation during the 2002 fiscal year in the exchange rate of approximately 8.7% from $1.4070 on August 31, 2001. In accordance with Canadian generally accepted accounting principles, foreign denominated debt is converted at year-end exchange rates, while the income statement is converted at the average exchange rate for the year. Therefore, the relationship between debt and EBITDA is not comparable.

An increase in value of the Canadian dollar in relation to the United States dollar or Euro could have a negative impact on the sales and profitability of Anchor America or Anchor Lamina Holdings GmbH, respectively, as converted into Canadian dollars. Such an increase, therefore, could have a negative impact on the Canadian dollar economic value of Anchor America or Anchor Lamina Holdings GmbH. Although the Company may enter into transactions to mitigate this exchange risk, there can be no assurance that the Company will engage in such transactions or, if the Company does engage in any such transactions, that they will be successful.

In December 2001, the CICA amended Handbook section 1650, Foreign Currency Translation, to eliminate the requirement of deferring and amortizing unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year. See Item 8 “Financial Information—Significant Changes” for a more detailed description of the amended CICA pronouncement.

Liquidity and Capital Resources

The Company’s total debt to total capitalization ratio as at August 31, 2002 was 0.56:1 as compared to total debt to total capitalization ratios as at August 31, 2001 and August 31, 2000 of 0.56:1 and 0.60:1, respectively.

The offering of the US$100 million principal amount of Notes in fiscal 1998 was part of a plan to refinance a portion of the term debt incurred in connection with the Acquisition, to provide additional liquidity for the Company and to extend the average life and maturity of the Company’s capital structure. The Notes bear interest at 9 7/8%

and are due on February 1, 2008. On February 18, 2003 US$54,525,000 of the notes are outstanding. Repurchases of the notes are detailed in Item 4 Information On The Company “History and Development of the Company”.

On November 12, 2002, the Company refinanced the previously existing bank credit facility with a new facility (referred to in this report as the “Credit Facility”). The Credit Facility replaced the existing bank term loan and line of credit. The Credit Facility provides for borrowings in the aggregate amount of $50.0 million and is composed of (A) a $30.0 million revolving credit facility, subject to a borrowing base of allowable accounts receivable and inventories, maturing on November 14, 2005 (referred to in this report as the “Revolving Facility”) and (B) term loans of $20.0, $5.0 million drawn immediately and $15.0 million available for repurchases of Notes (referred to in this report as the “Term Facility”). The Term Facility matures on November 14, 2005 with principal repayments that commenced January 1, 2003 based upon a seven year amortization. At February 18, 2003 the $15.0 million term facility available for Note repurchases had not been utilized. The Credit Facility allows the Company to repurchase Notes with funds in addition to the $15.0 million term facility with repurchase costs limited to an aggregate amount of $3.7 million. At February 18, 2003 $1.8 million remained in allowable borrowings to repurchase notes in addition to the $15.0 million term facility. As of January 31, 2003 $5.7 million was outstanding under the Revolving Facility, and $14.6 million was the maximum available for additional borrowing. The Revolving Facility bears interest at Canadian bankers’ acceptance rate or Canadian prime rate plus 2.75% and US Libor plus 2.75% or US base rate plus 1.25%. As at January 31, 2003 $4.8 million was outstanding under the Term Facility. The Term Facility bears interest at Canadian bankers’ acceptance rate or Canadian prime rate plus 3.25% and US Libor plus 3.25% or US base rate plus 1.75%. The Credit Facility permits the Company to hedge some of its foreign exchange risk by permitting a portion of the facility to be available in US dollars, subject to borrowing base limitations.

The Company’s net working capital level increased by $10.3 million to $11.8 million at the end of the 2002 fiscal year from $1.5 million at the end of fiscal 2001. This net increase was primarily due to the following major factors: (1) a $2.8 million decrease in bank indebtedness, primarily as a result of (A) $0.7 million in proceeds from the May 2001 sale of EOC, (B) $5.5 million in net cash received in connection with sales of capital assets in fiscal 2002, and (C) $6.1 million of cash provided by operations, partially offset by (D) $3.9 million paid to decrease long term debt as a result of scheduled and accelerated repayments, (E) a $4.9 million investment in capital assets, and (F) a $0.6 million increase in non-cash working capital, (2) a $3.9 million decrease in current portion of long term debt as a result of scheduled and accelerated repayments, (3) a $2.9 million increase in accounts receivable as a result of higher sales volumes without the sold operations of EOC and (4) a $3.1 million increase in current loans receivable as a result of the sale of EOC, partially offset by (5) a $0.8 million decrease in inventories as a result of planned reductions in inventory levels, and (6) a $1.7 million increase in accounts payable and accrued liabilities primarily as a result of capital purchases at the end of the fiscal year. In the Company’s opinion, its working capital is sufficient for its present requirements.

Capital expenditures during fiscal 2002 were $4.9 million, primarily to increase machining capacity at the Windsor, Ontario facility, and to implement ALPS at the Bellaire facility of Lamina Components.

During the year ended August 31, 2001, the Company repurchased 5,379,125 common shares from existing shareholders for $1.9 million. The Company offset a portion of the cash purchase price otherwise payable for these shares by $0.9 million of outstanding loans receivable from these shareholders. The $1.4 million excess of the share capital recorded on the balance sheet and allocable to the repurchased shares over the cost of repurchase has been recorded as contributed surplus.

During the year ended August 31, 2000, the Company repurchased 1,273,233 common shares from existing shareholders for $0.5 million. The Company offset a portion of the cash purchase price otherwise payable for these shares by $0.3 million of outstanding loans receivable from these shareholders. The $0.3 million excess of the share capital recorded on the balance sheet and allocable to the repurchased shares over the cost of repurchase has been recorded as contributed surplus.

On April 6, 2000 the Company issued 5,129,500 common shares to certain existing shareholders for cash consideration of $0.9 million and loans receivable of $0.9 million at a price of $0.35 per share.

The Company has budgeted $5.3 million for capital expenditures for the 2003 fiscal year. $2.7 million is budgeted to acquire additional capital equipment required for NADS, $1.3 million for Lamina Components, $0.3 million for Anchor Lamina Holdings GmbH, and $1.0 million which is not specifically allocated to the operating units. The financing for these capital additions will be provided from cash flow from operations and the Credit Facility.

In addition to the budgeted capital expenditures, principal repayments on long-term debt are expected to be approximately $6.4 million in the 2003 fiscal year.

Under the Credit Facility, the Company believes it will have available lines of credit, subject to bank covenants, sufficient to meet all anticipated requirements in the 2003 fiscal year including budgeted capital expenditures and expected working capital requirements.

Research and Development, Patents and Licenses, Etc.

While the Company’s business is relatively capital intensive and increasingly dependent upon large-scale sophisticated production machinery, the Company neither holds any material patents, trademarks, licenses or franchises nor pays any significant royalties or fees in respect of such intangible property to any third parties, other than the license with, and royalties in the amount of approximately $50,000 paid in the 2002 fiscal year to, Umix for the production of Umix cams. In June 1995, Lamina Inc. entered into agreements with Umix pursuant to which it became the exclusive North American manufacturer and distributor of Umix cams, including standard die-mount and aerial cams. The Umix license is a five year agreement, with one year extensions available thereafter, which have been exercised through June 2003. Lamina Components is manufacturing a new generation of cams that comply with North American Automotive Metric Standards (NAAMS). GM, Ford and Daimler Chrysler have appointed Lamina Components as a key source of NAAMS cams for future tooling needs. The Company does not maintain a formal on-going research and development program, although the Company, through its various operating units, is continually pursuing new product opportunities as well as enhanced manufacturing techniques, machinery and methods to improve existing products and services to its customers.

Trend Information

The Company’s view of the major trends developing in the die set and mold base industries are summarized below.

Increased Demand for Larger and More Complex Die Sets and Mold Bases

In order to reduce production and assembly costs, manufacturers are stamping and molding larger, more complex parts using larger die sets and mold bases. Large progressive dies, which reduce manufacturing costs by reducing the number of dies required, are becoming more prevalent and this also is contributing to the trend towards larger, more complex die sets. The resulting demand for larger and more complex die sets and mold bases requires manufacturers to invest in larger capacity machinery within an already capital intensive industry. The Company has responded to this trend by investing heavily in larger capacity machinery.

Outsourcing

Given the high cost of machinery, and the economies of scale and production efficiency provided by independent manufacturers such as the Company, there has been a trend by OEMs over the last few years to increase outsourcing. In particular, manufacturers as well as tool and die makers and mold makers are decreasing the production of in-house die sets, mold bases and related components, and further reducing in-house cutting and grinding services. The Company can often perform both of these activities at lower costs and at a higher quality due to its modern machinery and dedicated production facilities. The trend to outsourcing has slowed, and in some cases reversed, during the recent slowdown in the tool and die industry as OEM’s have unused capacity.

Decreased Number of Suppliers

Over recent years, manufacturers of large steel-based metal stampings have been reducing the number of suppliers that they deal with and moving toward a system where a few large parts manufacturers design and produce parts and large assemblies for the global market. This has resulted in a wave of mergers and acquisitions, which should benefit full service suppliers that have global operations and significant service and efficiency advantages. As the Company is positioned to service its clients, this trend should benefit the Company in the long run.

Increased Use of Plastic

Use of plastic is increasing in the industries in which the Company’s customers operate. For example, the automotive industry, driven by the desire to improve fuel economy, reduce costs and increase quality, has become a major user of plastic components. This trend is likely to continue globally and may have a negative impact on the Company’s die set sales, but should benefit the Company’s sales to the mold industry.

Steel vs. Cast Die Sets

Steel die sets, primarily produced and distributed in North America by the Company and its competitors, are cheaper, more flexible and produced more quickly than similar quality cast die sets, which are manufactured and sold predominantly in Europe and Asia. In certain cases, European and Asian tool and die makers have begun to discover the advantages of steel die sets and have switched from cast die sets to steel die sets. The Company has provided Anchor Lamina Holdings GmbH with the equipment necessary to manufacture steel die sets in Europe.

Developing Markets

Demand for the Company’s products from developing markets, including the former East Bloc, Latin America and Asia, is expected to continue to grow as the associated countries continue to develop their infrastructures. This represents an opportunity for the Company since Anchor Lamina Holdings GmbH is already active in the former East Germany. Lamina Components has a developing distribution network in Asia.

ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Set forth below is certain information regarding the officers and directors of the Company:

Name	Position(s) with the Issuers
Roy Verstraete	Chief Executive Officer, President, Director of Anchor Lamina and Director of Anchor America

Joseph Wiley	Chairman of the Board and Director of Anchor Lamina

David Sutin	Director of Anchor Lamina

Michael Salamon	Director of Anchor Lamina and Director of Anchor America

Clare Winterbottom	Honorary Chair of the Board and Director of Anchor Lamina

Howard Steinberg	Director of Anchor Lamina

John Tough	Vice President and Chief Financial Officer of Anchor Lamina; Director, Vice President and Secretary of Anchor America

Paul Brisebois	Vice President, Sales, Canada of Anchor Lamina

Andrew Cruickshank	Director of Finance and Treasurer of Anchor Lamina and Anchor America

Judith George	Secretary of Anchor Lamina

Roy Verstraete, Chief Executive Officer, President, Director of Anchor Lamina and Director of Anchor America. Mr. Verstraete has been a director of Anchor Lamina since March 2002. Mr. Verstraete has been Chief Executive Officer, President and a director of Anchor America, since June 2001. From 1983 to 2001, he held various senior roles with Velcro Corporation, including President of Velcro Canada, Group Vice President, Americas, and Managing Director, Europe. Velcro Corporation is a company engaged in the production of automotive, industrial and consumer products.

Joseph Wiley, Chairman of the Board and Director of Anchor Lamina. Mr. Wiley has been a director of Anchor Lamina since July 2001 and Chairman of the Board of Anchor Lamina since April 2002. Mr. Wiley is a partner at TD Capital, a merchant bank, which is a significant shareholder of the Company (see “Share Ownership”). Prior to joining TD Capital, he was a member of TD Securities’ Corporate Finance Group, a company engaged in merchant banking. Before joining TD Securities in 1994, Mr. Wiley was a partner in the law firm Davies, Ward & Beck where he practiced securities, mergers and acquisitions, and corporate law.

David Sutin, Director of Anchor Lamina. Mr. Sutin has been a director of Anchor Lamina and Chairman of the Audit Committee since August 1997. Mr. Sutin was Vice-Chair of the Board from August 1997 to July 2001. He was a director of Anchor America from August 1997 to July 2001. Mr. Sutin was Executive Vice President of Harrowston (investment company) from 1991 to 2001. Harrowston, now Harrowston Acquisition Corp, is a significant shareholder of the Company, see “Share Ownership”.

Michael Salamon, Director of Anchor Lamina and Anchor America. Mr. Salamon has been a director of Anchor Lamina and of Anchor America since July 2001. Mr. Salamon has been Vice President at TD Capital, a company engaged in merchant banking, since 2000. From 1993 to 2000, Mr. Salamon worked in the merchant banking industry at Harrowston holding the position of Vice President. Harrowston, now Harrowston Acquisition Corp, is a significant shareholder of the Company, see “Share Ownership”.

Clare Winterbottom, Honorary Chair of the Board and Director of Anchor Lamina. Mr. Winterbottom has been Honorary Chair of the Board of Anchor Lamina since August 1997, and has been a director of Anchor Lamina since

February 1988. He served as Chief Executive Officer of Anchor Lamina from February 1988 until December 1998. In 1975, Mr. Winterbottom and several partners acquired the predecessor company to Anchor Lamina.

Howard Steinberg, Director of Anchor Lamina. Mr. Steinberg has been a director of Anchor Lamina since July 2002. He has been Partner at Royal Bank Capital Partners (an investment banking firm and a unit of Royal Bank of Canada, a significant shareholder of the Company, see “Share Ownership”) since 2000. From 1990 to 2000 he worked at Three Generations Management and Realty Corp., a corporation focused on private equity investments, which he founded and subsequently sold in May 2000.

John Tough, Vice President and Chief Financial Officer of Anchor Lamina, and Director, Vice President and Secretary of Anchor America. Mr. Tough has been Vice President and Chief Financial Officer of Anchor Lamina since February 2001 and Director, Vice President and Secretary of Anchor America since February 2001. Previously, from June 2000 to February 2001, he was Vice President, Finance and Administration of Gas Recovery Systems, Inc. (producer of renewable energy). From 1994 to 2000 he was a Vice President with Laidlaw Transit and Laidlaw Waste Systems, operating companies of Laidlaw, Inc. (a waste management company), with financial and business development responsibilities.

Paul Brisebois, Vice President, Sales, Canada of Anchor Lamina. Mr. Brisebois has held the title of Vice President, Sales, Canada of Anchor Lamina since January 1, 2002. Mr. Brisebois joined Anchor Lamina in 1985 and served from 1996 to 2001 as General Sales Manager for Anchor Lamina, Canada.

Andrew Cruickshank, C.A., C.P.A., Director of Finance and Treasurer of Anchor Lamina and Anchor America. Mr. Cruickshank has been the Director of Finance and Treasurer of Anchor Lamina and Anchor America since January 2000. From July 1994 until January 2000 he served as Controller of Anchor Lamina. Mr. Cruickshank joined the Windsor office of Price Waterhouse (accounting firm) in 1991, obtained his C.A. accreditation in 1993 and worked at Price Waterhouse until joining Anchor Lamina as Controller in 1994.

Judith George, Secretary of Anchor Lamina. Ms. George has been Secretary of Anchor Lamina since August 1997. She has been Corporate Secretary at Harrowston since June 1995. Harrowston, now Harrowston Acquisition Corp, is a significant shareholder of the Company, see “Share Ownership”. Prior to that, she was Counsel at Sun Life Assurance Company of Canada (insurance company).

Compensation

Compensation of Directors

Under the Company’s standard arrangement for the compensation of directors, outside directors excluding those that are employees of Harrowston Acquisition Corp. received an annual fee of $10,000 paid quarterly. Directors who are employees of the Company or of Harrowston Acquisition Corp. received no compensation for being members of the Board. Members of the Board do not receive any additional compensation for meeting attendance or for membership on committees of the Board of Directors. During the 2002 fiscal year there were five meetings of the Board of Directors.

Anchor Lamina has obtained, at its sole cost, liability insurance for its directors and officers in those capacities by means of a policy which also insures directors and officers of subsidiary entities of Anchor Lamina. The maximum coverage under the policy is US$30,000,000, subject to a deductible of US$250,000. The current annual premium is US$127,000. Neither the policy nor the premium paid make any distinction between the liability insurance for Anchor Lamina’s directors and for its officers.

Executive Compensation

The aggregate amount of compensation paid by Anchor Lamina and its subsidiaries during the fiscal year ended August 31, 2002 to all directors and officers as a group for services in all capacities was $1,520,788.

Pension Plans

Substantially all employees of the Company are members of defined contribution plans. The aggregate amount set aside or accrued by Anchor Lamina and its subsidiaries during the fiscal year ended August 31, 2002 to provide pension, retirement or similar benefits for directors and officers pursuant to any existing plan provided or contributed to by Anchor Lamina or its subsidiaries was $62,520.

Bonus Plan

Anchor Lamina has established two bonus plans. The first provides for annual bonuses for certain senior management ranging up to 60% of base salary; the second provides for annual bonuses for other management ranging up to 30% of base salary. In each case, the bonuses are based on substantially achieving or exceeding budgeted annual operating performance.

Option Plan

The Company’s option plan (the “Option Plan”) provides for the maximum granting of options exercisable for 11,842,111 shares.

As at February 18, 2003, 7,049,404 options had been granted to Management Shareholders under the Option Plan and all were unexercised. Each of the options consist of the right to purchase one common share. The exercise prices are as follows: 359,453 options at $0.8544 per common share, 3,594,975 options at $0.3500 per common share, 1,547,488 options at $0.4500 per common share, 773,744 options at $0.5500 per common share, and 773,744 at $0.6500 per common share. 359,453 of the options became exercisable in 1/3 cumulative annual installments beginning August 6, 1998, 500,000 options become exercisable in 1/3 cumulative annual installments beginning February 5, 2002, and 6,189,951 options become exercisable in 1/3 cumulative annual installments beginning June 1, 2002. 359,453 options expire on August 6, 2007, and 6,689,951 options expire on June 1, 2011.

In addition, under the Option Plan 4,792,707 options were granted to Harrowston Acquisition Corp. Each of these options also consists of the right to purchase one common share at $0.8544 per common share. These options were exercisable immediately upon granting on August 6, 1997 and expire on August 6, 2007.

There were no stock options granted by Anchor Lamina to the officers during the 2002 fiscal year.

Board Practices

Directors of the Company serve until the next annual meeting of shareholders of the Company and until their successors are elected and qualified, or until their earlier death, resignation or removal. Officers of the Company serve at the discretion of the Board of Directors, or until their earlier death, resignation or removal. The Board of Directors is currently fixed (by the Unanimous Shareholders’ Agreement) at nine members. The Ontario Teacher’s Pension Plan Board seat on the Board of Directors is currently vacant. Harrowston Acquisition Corp. currently has two vacant board seats on the Board of Directors. For a description of the Unanimous Shareholders’ Agreement pursuant to which the directors of Anchor Lamina are elected, see “—Share Ownership—Unanimous Shareholders’ Agreement”. For information regarding the period during which directors and officers of the Company have served in their current offices with the Company, see “Directors and Senior Management”.

Neither the Company nor any of its subsidiaries has any directors’ service contracts providing for benefits upon termination of employment.

The board of directors of Anchor Lamina established an Audit Committee immediately following the Acquisition in August 1997. The Audit Committee is comprised of Mr. Sutin as Chairman, and Messrs. Salamon and Steinberg. The Audit Committee recommends to the Board the independent auditors to be selected to audit the Company’s financial statements. The Audit Committee reviews items which include the unaudited quarterly financial statements, the audited annual financial statements and reports from the independent auditors.

The Board of Directors of Anchor Lamina does not have a Compensation Committee. The Board of Directors sets salary levels and bonuses for the officers of Anchor Lamina and its subsidiary entities and reviews and approves the Company’s existing and proposed compensation plans.

Employees

As at August 31, 2002, the end of the Company’s most recently completed fiscal year, the Company employed 661 employees through its various subsidiary entities. On an operating unit basis, NADS employed 422 people, Lamina Components employed 167 people and Anchor Lamina Holdings GmbH employed 72 people. The Company employed 365 persons in Canada, 224 persons in the United States and 72 persons in Germany. The decrease in Lamina Components employees was primarily the result of reduced sales activity during fiscal 2002.

As at August 31, 2001, the Company employed 667 employees through its various subsidiary entities. On an operating unit basis, NADS employed 418 people, Lamina Components employed 178 people and Anchor Lamina Holdings GmbH employed 71 people. The Company employed 361 persons in Canada, 235 persons in the United States and 71 persons in Germany. The decrease in employees at Anchor Lamina Holdings GmbH and in Germany was primarily the result of the sale of EOC during fiscal 2001. The decrease in Lamina Components employees was primarily the result of reduced sales activity.

As at August 31, 2000, the Company employed 896 employees through its various subsidiary entities. On an operating unit basis, NADS employed 418 people, Lamina Components employed 205 people and Anchor Lamina Holdings GmbH employed 275 people. The Company employed 359 persons in Canada, 262 persons in the United States and 275 persons in Germany.

None of the Company’s employees are presently represented by a union or subject to a collective agreement. There have been no significant labour-based disruptions in the activities of the Company in the last ten years.

Share Ownership

The following table sets forth, as at February 18, 2003, information as to the common shares of Anchor Lamina beneficially owned by: (1) each director and executive officer of Anchor Lamina, (2) all other Management Shareholders (who are shareholders as of February 18, 2003) as a group, and (3) to the extent the information is known to the Company or can be ascertained from public filings, each person who is a beneficial owner of 5% or more of the Company’s issued and outstanding common shares:

Name	No. of Shares (1)	Beneficial No. of Shares (2)	Percentage of Shares (1)	Beneficial Percentage of Shares (2)	Percentage of Shares Fully Diluted (3)
Roy Verstraete (3)	0	2,063,317	*	1.4	3.8
Joseph Wiley	0	0	*	*	*
Michael Salamon	0	0	*	*	*
Clare Winterbottom (4)	5,851,901	5,851,901	3.9	3.9	3.6
John Tough	0	333,333	*	*	*
Paul Brisebois	0	0	*	*	*
Andrew Cruickshank	0	119,818	*	*	*
Judith George	0	0	*	*	*
Howard Steinberg	0	0	*	*	*
David Sutin	0	0	*	*	*
All other Management Shareholders (who are shareholders as of 2/18/03) as a group	5,232,040	5,471,675	3.5%	3.6%	3.2%
Harrowston Acquisition Corp.	52,689,195	57,481,902	35.0	37.0	35.4
Royal Bank of Canada	49,259,737	49,259,737	32.7	32.7	30.3
Ontario Teachers’ Pension Plan Board	37,437,402	37,437,402	24.9	24.9	23.1

Total	150,470,275	158,019,085	100.0%

*	Less than 1%

(1)	The “No. of Shares” and “Percentage of Shares” in this table are based on the common shares actually outstanding as of February 18, 2003, and do not include any shares the listed person has the right to acquire.

(2)	The “Beneficial No. of Shares” and “Beneficial Percentage of Shares” in this table are based on the number of common shares beneficially owned as of February 18, 2003. “Beneficial ownership” means sole or shared power to vote or direct the voting of a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct the disposition, of a security). A person is deemed for any date to have “beneficial ownership” of any security that such person has a right to acquire within 60 days after such date. For purposes of computing the number and percentage of common shares beneficially owned by each person named above, the following common shares were deemed to be beneficially owned and outstanding for the following persons as a result of options exercisable within 60 days of February 18, 2003 to purchase the following number of common shares:

Name	Shares
Roy Verstraete	2,063,317
John Tough	333,333
Andrew Cruickshank	119,818
All Other Management Shareholders	239,635
Harrowston Acquisition Corp.	4,792,707

Total	7,548,810

(3)	For purposes of computing “Percentage of Shares Fully Diluted”, all options granted were deemed to have become exercisable and to have been exercised by the holders thereof. As of February 18, 2003 the following common shares of the Company were subject to options granted and outstanding under the Option Plan, with the following exercise prices and expiration dates.

Name	Common Shares	Exercise Price	Expiration Date
Roy Verstraete	3,094,975	$0.35	6/1/11
	1,547,488	$0.45	6/1/11
	773,744	$0.55	6/1/11
	773,744	$0.65	6/1/11

Total for Mr. Verstraete	6,189,951
John Tough	500,000	$0.35	6/1/11
Andrew Cruickshank	119,818	$0.8544	8/6/07
All Other Management Shareholders	239,635	$0.8544	4/2/03
Harrowston Acquisition Corp.	4,792,707	$0.8544	8/6/07

Total	11,842,111

(4)	Pursuant to the Unanimous Shareholders’ Agreement, each of the Management Shareholders, in certain circumstances, may put to Anchor Lamina, and Anchor Lamina may call, the securities of Anchor Lamina held by him for a purchase price based upon a formula for the fair market value therefor. See “Unanimous Shareholders’ Agreement”.

For a description of the Option Plan, see “Compensation—Option Plan”.

The Company believes 98.02% of its common shares are held in Canada and 1.98% in Germany by 10 holders of record. US$52.925 million of the principal amount of the Notes (97%) are held in the United States by 10 record holders of the Notes and US$1.600 million of the principal amount of the Notes (3%) are held in Canada by approximately 2 record holders of the Notes.

On September 26, 2001 the shares held by Royal Bank Equity Partners Limited were transferred to the Royal Bank of Canada.

Unanimous Shareholders’ Agreement

All of the holders of common shares are parties to the Shareholders’ Agreement. The Shareholders’ Agreement:

(1)	provides for the composition of the board of directors of Anchor Lamina, in particular providing that it will consist of nine directors, of whom Harrowston Acquisition Corp. is entitled to nominate five directors, each of the other Principal Shareholders is entitled to nominate one director, Mr. Winterbottom is entitled to serve as a director and Management Shareholders are entitled to nominate one director;

(2)	provides that a number of significant matters in respect of Anchor Lamina require the approval of:

(a)	a majority of the Principal Shareholders, including undertaking an initial public offering or sale of Anchor Lamina, issuing or redeeming any equity securities or paying any dividends on equity securities on a pro rata basis, approving the annual business plan of Anchor Lamina, borrowing money or granting guarantees for entities other than subsidiary entities of Anchor Lamina in excess of $25.0 million or making any material amendment to the terms of indebtedness of Anchor Lamina of that magnitude, making any expenditure out of the ordinary course or in excess of $10.0 million unless contemplated in the annual business plan, entering into any non-arm’s length contracts, settling any claims in excess of $10.0 million, disposing of any assets having a value in excess of $25.0 million unless contemplated in the annual business plan, changing the auditors of Anchor Lamina and making any material change in accounting principles;

(b)	all of the Principal Shareholders, including amending the articles or by-laws of Anchor Lamina, changing the nature of Anchor Lamina’s business, amalgamations other than in exchange for cash or marketable securities, taking any proceedings to wind up, dissolve or reorganize Anchor Lamina, any event (other than a public equity offering, sale of Anchor Lamina, or certain amalgamations for cash or marketable securities) resulting in aggregate cumulative dilution of up to 15.0%, issuing or redeeming any equity securities or paying any dividends on equity securities on a non-pro rata basis, issuing any preferred shares, redeeming any preferred shares or Subordinated Shareholder Loans, increasing or decreasing the size of the board and amending any share option plan;

(3)	provides that on an annual basis Anchor Lamina’s capital structure will be reviewed;

(4)	provides for pre-emptive rights to shareholders;

(5)	restricts transfers of securities of Anchor Lamina;

(6)	provides that each of Messrs. Winterbottom and Wippermann (a Management Shareholder), upon the occurrence of certain events or at any time after August 6, 2000, may put to Anchor Lamina the securities of Anchor Lamina held by him for a purchase price based upon a formula for the fair market value for such securities. Such events include death or disability, and in the case of Mr. Winterbottom, a breach by Anchor Lamina of consulting or employment arrangements. Anchor Lamina, upon the occurrence of certain events, may also call such securities. Effective at the closing of the offering of the outstanding Notes, the Shareholders’ Agreement was amended to provide that, so long as any of the Notes are outstanding, Anchor Lamina will not be required to pay more than approximately $6.7 million in cash to Mr. Winterbottom, and approximately $3.3 million in cash to Mr. Wippermann with any excess purchase price to be paid by way of an unsecured promissory note (the “Excess Note”) ranking pari passu with the Notes and payable after the final stated maturity of the Notes. Interest will accrue on any Excess Note at the annual interest rate of prime plus 2%, such interest to be payable upon maturity. If a cash payment is not then permitted pursuant to the terms of the Notes, payment of such cash will be made by way of a promissory note having the same terms as the Excess Note except that it will be payable at any later time that payment is permitted pursuant to the terms of the Notes;

(7)	provides that each of the Management Shareholders (other than Messrs. Winterbottom and Wippermann), upon the occurrence of certain events including termination of employment, may put to Anchor Lamina, and Anchor Lamina may call, the securities of Anchor Lamina held by him for a purchase price based upon a formula for the fair market value for such securities.

(8)	provides that Royal Bank of Canada may, if required for regulatory reasons, offer a portion of its securities to the other Principal Shareholders, or otherwise put such securities to Anchor Lamina for cash or debt (to the extent permitted by law and Anchor Lamina’s debt agreements), or otherwise sell such securities to a third party;

(9)	gives each of the Principal Shareholders, other than Harrowston Acquisition Corp., the right, after July 31, 2002, to sell its securities to a third party in certain circumstances;

(10)	gives any Principal Shareholder the right, after July 31, 2002, to cause Anchor Lamina to consider liquidity options for such shareholder, and, in certain circumstances, to cause the sale of Anchor Lamina at a later date;

(11)	provides that the shareholders and Anchor Lamina will use best efforts to undertake an initial public offering by July 31, 2002 and provides participation rights to shareholders on public secondary offerings;

(12)	provides certain piggy back rights, rights of first refusal and drag-along rights; and

(13)	provides for the termination of the Shareholders’ Agreement on an initial public offering of shares by Anchor Lamina, provided, however, that the Principal Shareholders may require Anchor Lamina to provide assistance in connection with subsequent secondary offerings.

All transferees of common shares must agree to be bound by the terms of the Shareholders’ Agreement.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

See Item 6 “Directors, Senior Management and Employees—Share Ownership” for information as to the common shares of Anchor Lamina beneficially owned by each person who is known by Anchor Lamina to be the beneficial owner of more than 5% of the issued and outstanding shares of Anchor Lamina.

Related Party Transactions

The Company has agreements with TD Capital Group Limited to provide management services to the Company. Amounts paid in respect to these agreements totaled $500,000 for the year ended August 31, 2002.

Harrowston Acquisition Corp. currently holds 4,792,707 options consisting of the right to purchase a common share. See Item 6 “Directors, Senior Management and Employees—Option Plan” and “—Share Ownership”.

The aggregate indebtedness to Anchor Lamina as at February 18, 2003 of all Management Shareholders entered into in connection with a purchase of securities of Anchor Lamina was $231,428. Each loan is interest-free, has a term of between five and ten years or has no fixed maturity date for principal repayments and is secured by the shares issued. The following table illustrates such indebtedness to Anchor Lamina of each Management Shareholder:

Name	Amount Outstanding At February 18, 2003	Largest Amount Outstanding in Fiscal Year 2002
Alex Biffis	$196,428.80	$210,428.80
Eero Laakso	$35,000.00	$35,000.00
George Stauch	0.00	$53,900.00
George Stauch	0.00	US$31,059.00

	$231,428.80	$299,328.80
		/US$31,059.00

From September 1, 2001 to February 18, 2003, the Company repurchased 454,063 common shares from an existing shareholder for $67,201. The Company offset the cash purchase price otherwise payable for these shares by $67,201 of outstanding loans receivable from this shareholder. The $209,164 excess of the share capital recorded on the balance sheet and allocable to the repurchased shares over the cost of repurchase has been recorded as contributed surplus. As a result of the purchase, the following common shares were purchased in exchange for the cash and cancellation of notes described below:

Name	Date of Sale	Shares	Cash	Notes	Total
George Stauch	1/6/03	454,063	$0	$67,201	$67,201

Total		454,063	$0	$67,201	$67,201

ITEM 8    FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Financial Statements filed as part of this Annual Report are as follows (see Item 18 “Financial Statements”):

•	Anchor Lamina Inc. Auditors’ Report

•	Consolidated Balance Sheets as at August 31, 2002 and 2001.

•	Consolidated Statements of (Deficit) Retained Earnings for the years ended August 31, 2002, 2001 and 2000.

•	Consolidated Statements of (Loss) Earnings for the years ended August 31, 2002, 2001 and 2000.

•	Consolidated Statements of Cash Flows for the years ended August 31, 2002, 2001 and 2000.

•	Notes to the Consolidated Financial Statements.

For a description of the Company’s sales by geographic region and export sales, see Item 4 “Information on the Company— Competition—Diversified Sales”. Export sales constituted less than three percent of total sales in fiscal 2002.

As of the date of this report, there are no material pending legal or arbitration proceedings to which the Company or any of its subsidiaries is a party or of which any of their property is subject, other than ordinary routine litigation incidental to the business which have not had, and are not expected to have, significant effects on the Company’s financial position or profitability.

Significant Changes

In September, 2001, the CICA issued Handbook section 3062, Goodwill and Other Intangible Assets. Goodwill represents the excess of the purchase price paid over the fair value of net identifiable assets acquired. This pronouncement significantly changes the accounting for goodwill and intangible assets and states that goodwill and indefinite lived intangible assets are no longer amortized but are reviewed for impairment annually (or more frequently if impairment indicators arise). Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of the pronouncement apply to goodwill and intangible assets acquired prior to July 1, 2001. Companies are required to adopt the pronouncement in their fiscal year beginning after January 1, 2002. The Company adopted CICA Handbook section 3062 on September 1, 2002. Upon adoption of this pronouncement, the Company ceased amortization of goodwill with a net carrying amount of $64,012 and annual amortization of approximately $4,344. Goodwill is written down when there has been a permanent impairment in the value of goodwill. A permanent impairment in goodwill is determined by comparing the fair value of each reporting unit to the value of its other assets and goodwill. Based on management’s evaluation under the transitional impairment test in this new pronouncement, the Company has recorded a non-cash charge of $64,012 to write-off the net carrying amount of the Company’s goodwill in the first quarter of fiscal 2003. The impairment loss has been recognized as the effect of a change in accounting policy and charged to the September 1, 2002 deficit without restatement of comparative figures.

In December, 2001, the CICA amended Handbook section 1650, Foreign Currency Translation, to eliminate the requirement of deferring and amortizing unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. The amendment requires companies to record exchange gains or losses in earnings in the current reporting period and to separately disclose exchange gains and losses. Any change necessary to apply the new requirements is required to be recognized retroactively and disclosed as a change in accounting policy with restatement of comparative figures. The Company adopted the new requirements September 1, 2002. The following table sets forth selected financial data of the Company for the fiscal years ended August 31, 1998, 1999, 2000, 2001, and 2002 as if the prior periods have been restated to reflect the effects of this change in accounting policy.

	Fiscal Year Ended August 31,
	1998		1999		2000		2001		2002
	(Dollars in Thousands, Except Ratios)
Statement of (Loss) Earnings Data:
Depreciation and amortization	$11,855		$12,452		$12,353		$12,669		$11,649
Operating earnings	16,215		14,448		10,368		5,234		5,731
Other expenses (income) (2)	8,517		(1,221)		(14,478)		(320)		452
(Loss) earnings before income taxes and non-controlling interest	(17,326)		(8,142)		7,471		(9,342)		(4,438)
Income taxes	(3,883)		(943)		3,517		(2,162)		(37)
Net (loss) earnings before non-controlling interest	(13,443)		(7,199)		3,954		(7,180)		(4,401)
Net (loss) earnings	(13,506)		(7,199)		3,954		(7,180)		(4,401)
Balance Sheet Data:
Total assets	296,083		301,962		258,719		221,351		214,398
Shareholders’ equity	7,946		96,157		91,642		88,582		86,402
Other Data:
Ratio of total debt to total capitalization (6)	0.70		0.65		0.60		0.57		0.56
Ratio of earnings to fixed charges (7)	.33	x	.67	x	1.42	x	.32	x	.60	x

For a description of item (2), (6), and (7), refer to Item 3 “Key Information—Selected Financial Data”.

For other information relating to significant changes to the Company of a financial nature since August 31, 2002, please refer to the discussion of the Company’s new Credit Facility in Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

ITEM 9    THE OFFER AND LISTING

The securities registered are US$54,525,000, 9 7/8% senior subordinated notes due February 1, 2008 with interest only paid every February 1 and August 1 (the “Notes”). There is no established public trading market for the Notes, although there is sporadic trading in the over-the-counter market in the United States. For a description of the lack of liquidity of the Notes, see Item 3 “Key Information—Risk Factors—There is no established public trading market for the Notes”.

ITEM 10    ADDITIONAL INFORMATION

Memorandum and Articles of Association

Anchor Lamina is an Ontario corporation (Ontario Corporation #1491305). The Company is authorized in Section 6 of its Articles of Amalgamation to engage in any activity within the purposes for which corporations may be organized under the Business Corporation Act (Ontario).

The description of the Company’s common shares and preference shares included in Item 14 of the Company’s Registration Statement on Form 20-F/A1 filed April 12, 1996 is incorporated in this Item 10 by reference. The Company’s Articles of Amalgamation, and consequently, the rights of holders of the Company’s common shares, may be amended by filing articles of amendment with the Director appointed under the Business Corporations Act (Ontario) once approval has been obtained by not less that two-thirds of the common shareholders voting to approve the amendment at a properly constituted shareholders’ meeting. The description of the Notes included under the caption “Description of the Notes” in the Company’s Registration Statement on Form F-4 (file no. 22-27934) effective March 25, 1998, is incorporated in this Item 10 by reference.

The Business Corporations Act (Ontario) requires the directors of the Company to call an annual meeting of shareholders at least once every fifteen months and to call a special meeting upon the requisition of at least 5 per cent of the issued shares of the Company that carry the right to vote at the meeting being requisitioned unless (i) a record date for a meeting of shareholders has been fixed by the directors and notice of the record date has been provided (unless such notice is waived in writing by every holder of shares of the class or series affected) or (ii) the business of the meeting as stated in the requisition includes (a) a proposal submitted by a shareholder primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the Company or any of its directors, officers or security holders, or for a purpose that is not related in any significant way to the business or affairs of the Company, (b) a proposal in a management information circular relating to a meeting of shareholders held within two years preceding the receipt of the request, and the shareholder failed to present the proposal, or (c) a proposal that is substantially the same as a proposal that was previously defeated and related to a meeting of shareholders held within two years preceding the receipt of the shareholder’s request. Upon receiving such a requisition, the directors must call a meeting within 21 days. If the directors fail to do so, any shareholder who signed the requisition may call the meeting. The Business Corporations Act (Ontario) states that the following persons are entitled to be present at a meeting of shareholders: (i) persons who are entitled to vote at the particular meeting, (ii) the directors of the Company, and (iii) the auditors.

There are no limitations on the rights to own the Company’s securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by Canadian law or by the Articles of Amalgamation or Bylaws of the Company.

Material Contracts

None, except for those listed as exhibits to this report (see Item 19 “Exhibits”) and described elsewhere in, or by incorporation by reference elsewhere in, this report.

Exchange Controls

Under the Investment Canada Act, the acquisition of control of a Canadian business by a non-Canadian (which would include an entity organized in the United States) is subject either to a notification or a review procedure. A non-Canadian would acquire control of the Company for purposes of the Investment Canada Act if it acquired a majority of the voting shares of the Company or all or substantially all the assets of the Company. The acquisition of less than a majority but one-third or more of the voting shares of the Company would be presumed to be an acquisition of control unless it could be established that the Company was not controlled in fact by the acquiror through the ownership of voting shares.

The size of the Canadian business is measured against thresholds to determine if review or notification is required. Where the acquiror is a WTO investor (as defined in the Investment Canada Act; in general, an individual is a WTO investor if he or she is a national of a WTO member (a member of the World Trade Organization) and a corporation or other entity is a WTO investor if it is a “WTO investor-controlled” entity, as determined in accordance with detailed rules set out in the Investment Canada Act), the transaction is reviewable only if, in the case of a direct acquisition of control, the Canadian business has gross assets of at least a specified amount, currently approximately $223 million. Except in limited circumstances, an indirect acquisition of control of a Canadian business by a WTO investor is not reviewable. In circumstances where the acquiror is not a WTO investor, the threshold for a direct acquisition is $5 million and for an indirect acquisition is $50 million. In any case where an acquisition of control is reviewable, the acquiror must be able to demonstrate that the investment is likely to be of “net benefit to Canada”.

Where an investment is subject to notification, the non-Canadian is required to provide certain information concerning the investment to the Government of Canada prior to implementation of the investment or within 30 days thereafter; however, the Government of Canada retains the right to review any investment that is related to Canada’s cultural heritage or national identity or, if within a specified period, the federal cabinet considers it within the public interest on the recommendation of the Minister responsible for the Investment Canada Act to issue an order for the review of the investment.

Apart from the Investment Canada Act, there are, at the date of this report, no other governmental laws, decrees, regulations or other legislation in Canada that affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company and its subsidiaries, or the remittance of dividends, interest or other payments to non-resident holders of common shares or the Notes.

Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax consequences generally applicable to a holder of an outstanding Note, who, for purposes of the Income Tax Act (Canada), referred to in this report as the “Canadian Tax Act”, and at all relevant times, is a non-resident of Canada, deals at arm’s length with the Company and does not use or hold and is not deemed to use or hold the Note in the course of carrying on a business in Canada and is not an insurer that carries on an insurance business in Canada and elsewhere, referred to in this report as a “Non-Canadian Holder”. This summary is based on the current provisions of the Canadian Tax Act and the regulations under the Canadian Tax Act, referred to in this report as the “Regulations”, in force on the date of this report, the current administrative and assessing practices and policies of the Canada Customs and Revenue Agency, referred to in this report as the “CCRA”, and all specific proposals to amend the Canadian Tax Act and the Regulations publicly announced by the Minister of Finance prior to the date of this report, referred to in this report as the “Proposed Amendments”. This summary does not rely on the Canada-United States Income Tax Convention and, accordingly, applies to a Non-Canadian Holder regardless of the jurisdiction outside Canada in which the holder resides. This summary is not exhaustive of all possible Canadian federal tax consequences and, except for the Proposed Amendments, does not take into account or anticipate changes in the law or the administrative and assessing practices of the CCRA, whether by judicial, governmental or legislative decision, action or interpretation, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada. This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any particular holder of a Note.

The payment by the Company of interest, principal or premium on the outstanding Notes will be exempt from Canadian withholding tax.

No other tax on income (including taxable capital gains) will be payable under the Canadian Tax Act in respect of the holding, sale, redemption or other disposition of the outstanding Notes or the receipt of interest or premium on the outstanding Notes.

Documents on Display

The documents concerning the Company which are referred to in this report are in English and may be inspected at the Company’s principal executive offices, 2590 Ouellette Avenue, Windsor, Ontario, Canada, N8X 1L7, during normal business hours.

ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The tables below provide information about the Company’s financial instruments that are sensitive to changes in interest rates, consisting of debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average variable rates are based on current rates at the reporting date. Weighted average fixed rates are based on the contract rates. The fair market value of the fixed rate US dollar debt is based on current quoted bid prices in the over-the-counter market. The information is presented in Canadian dollar equivalents, which is the Company’s reporting currency. The instruments’ actual cash flows are denominated in U.S. dollars, Canadian dollars and Euros (EUR), as indicated in parentheses.

August 31, 2002

	Expected Maturity Date
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Liabilities
(Cdn. $ Equivalent in thousands)
Long-term Debt:
Fixed Rate ($US)	$0	$0	$0	$0	$0	$89,832	$89,832	$31,441
Average interest rate	N/A	N/A	N/A	N/A	N/A	9.875%	9.875%
Variable Rate ($Cdn)	$4,650	$0	$0	$0	$0	$0	$4,650	$4,650
Average interest rate	7.0%	N/A	N/A	N/A	N/A	N/A	7.0%
Revolving Facility:
Variable Rate ($US)	$9,420	$0	$0	$0	$0	$0	$9,420	$9,420
Average interest rate	5.4%	N/A	N/A	N/A	N/A	N/A	5.4%
Variable Rate ($Cdn)	$5,423	$0	$0	$0	$0	$0	$5,423	$5,423
Average interest rate	7.0%	N/A	N/A	N/A	N/A	N/A	7.0%

August 31, 2001

	Expected Maturity Date
	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
Liabilities
(Cdn. $ Equivalent in thousands)
Long-term Debt:
Fixed Rate ($US)	$0	$0	$0	$0	$0	$89,186	$89,186	$30,323
Average interest rate	N/A	N/A	N/A	N/A	N/A	9.875%	9.875%
Variable Rate ($Cdn)	$8,500	$0	$0	$0	$0	$0	$8,500	$8,500
Average interest rate	7.75%	N/A	N/A	N/A	N/A	N/A	7.75%
Revolving Facility:
Variable Rate ($US)	$0	$9,080	$0	$0	$0	$0	$9,080	$9,080
Average interest rate	N/A	7.1%	N/A	N/A	N/A	N/A	7.1%
Variable Rate ($Cdn)	$0	$7,313	$0	$0	$0	$0	$7,313	$7,313
Average interest rate	N/A	7.6%	N/A	N/A	N/A	N/A	7.6%

The table below provides information as of November 12, 2002 about the Company’s financial instruments that are sensitive to changes in interest rates after the Company entered into the new Credit Facility dated November 12, 2002.

New Credit Facility

	Expected Maturity Date
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Liabilities
(Cdn. $ Equivalent in thousands)
Long-term Debt:
Fixed Rate ($US)	$0	$0	$0	$0	$0	$89,832	$89,832	$31,441
Average interest rate	N/A	N/A	N/A	N/A	N/A	9.875%	9.875%
Variable Rate ($US)	$322	$429	$429	$1,820	$0	$0	$3,000	$3,000
Average interest rate	6.0%	6.0%	6.0%	6.0%	N/A	N/A	6.0%
Variable Rate ($Cdn)	$214	$286	$286	$1,214	$0	$0	$2,000	$2,000
Average interest rate	7.75%	7.75%	7.75%	7.75%	N/A	N/A	7.75%
Revolving Facility:
Variable Rate ($US)	$0	$0	$0	$8,774	$0	$0	$8,774	$8,774
Average interest rate	N/A	N/A	N/A	5.5%	N/A	N/A	5.5%
Variable Rate ($Cdn)	$0	$0	$0	$8,827	$0	$0	$8,827	$8,827
Average interest rate	N/A	N/A	N/A	7.25%	N/A	N/A	7.25%

The tables below provides information about the Company’s financial instruments by functional currency and presents such information in Canadian dollar equivalents. The table summarizes information on instruments that are sensitive to foreign currency exchange rates, including United States dollar-denominated debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates.

August 31, 2002

	Expected Maturity Date
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Liabilities
(Cdn. $ Equivalent in thousands)
Long-term Debt:
Fixed Rate ($US)	$0	$0	$0	$0	$0	$89,832	$89,832	$31,441
Average interest rate	N/A	N/A	N/A	N/A	N/A	9.875%	9.875%
Revolving Facility:
Variable Rate ($US)	$9,420	$0	$0	$0	$0	$0	$9,420	$9,420
Average interest rate	5.4%	N/A	N/A	N/A	N/A	N/A	5.4%

August 31, 2001

	Expected Maturity Date
	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
Liabilities
(Cdn. $ Equivalent in thousands)
Long-term Debt:
Fixed Rate ($US)	$0	$0	$0	$0	$0	$89,186	$89,186	$30,323
Average interest rate	N/A	N/A	N/A	N/A	N/A	9.875%	9.875%
Revolving Facility:
Variable Rate ($US)	$0	$9,080	$0	$0	$0	$0	$9,080	$9,080
Average interest rate	N/A	7.1%	N/A	N/A	N/A	N/A	7.1%

The table below provides information as of November 12, 2002 about the Company’s financial instruments that are sensitive to foreign currency exchange rates after the Company entered into the new Credit Facility dated November 12, 2002.

New Credit Facility

	Expected Maturity Date
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Liabilities
(Cdn. $ Equivalent in thousands)
Long-term Debt:
Fixed Rate ($US)	$0	$0	$0	$0	$0	$89,832	$89,832	$31,441
Average interest rate	N/A	N/A	N/A	N/A	N/A	9.875%	9.875%
Variable Rate ($US)	$322	$429	$429	$1,820	$0	$0	$3,000	$3,000
Average interest rate	6.0%	6.0%	6.0%	6.0%	N/A	N/A	6.0%
Revolving Facility:
Variable Rate ($US)	$0	$0	$0	$8,774	$0	$0	$8,774	$8,774
Average interest rate	N/A	N/A	N/A	5.5%	N/A	N/A	5.5%

The Company’s Credit Facility permits the Company to hedge some of its foreign exchange risk by permitting a portion of the facility to be available in US dollars, subject to borrowing base limitations. For a description of the effect of exchange and currency fluctuations on the Company, see “Exchange and Currency Fluctuations” in Item 5 of this report.

The changes from fiscal 2001 to fiscal 2002 are primarily the result of scheduled repayments of indebtedness and the proceeds from the sale of the Ludenscheid land and buildings.

ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required

PART II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15    CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and President and the Vice President and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of disclosure controls and procedures within 90 days of the filing date of this annual report, and, based on the evaluation, the Chief Executive Officer and President and the Vice President and Chief Financial Officer have concluded that these controls and procedures are effective. There were no significant changes in internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation.

The Company’s disclosure controls and other procedures are controls and other procedures that are designed to ensure that information required to be disclosed by the Company in the reports that are filed or submitted under the Securities Exchange Act of 1934 are recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports filed under the Securities Exchange Act of 1934 are accumulated and communicated to the Company’s management, including the Chief Executive Officer and President and the Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

PART III

ITEM 17    FINANCIAL STATEMENTS

Not Applicable

ITEM 18    FINANCIAL STATEMENTS

The consolidated financial statements of the Company have been prepared on the basis of accounting principles generally accepted in Canada. These accounting principles also conform in all material respects with accounting principles generally accepted in the United States, except as described in Note 18 to the consolidated financial statements. The financial statements are listed in Item 8 and are attached to this report following the signature page and certifications.

ITEM 19    EXHIBITS

Exhibits filed as part of this Annual Report:

The exhibits to this report are as set forth in the “Exhibit Index” following the financial statements in this report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANCHOR LAMINA INC. (Registrant)

By:	/S/ JOHN C. TOUGH
John C. Tough
Its:	Vice President and
Chief Financial Officer

Date: February 27, 2003

CERTIFICATIONS

I, Roy M. Verstraete, certify that:

1.	I have reviewed this annual report on Form 20-F of Anchor Lamina Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 27, 2003

/S/ ROY M. VERSTRAETE
Roy M. Verstraete, President and Chief Executive Officer

CERTIFICATIONS

I, John C. Tough, certify that:

1.	I have reviewed this annual report on Form 20-F of Anchor Lamina Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 27, 2003

/S/ JOHN C. TOUGH
John C. Tough,
Vice President and Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Anchor Lamina Inc.

Anchor Lamina Inc. Auditors’ Report.

Consolidated Balance Sheets as at August 31, 2002 and 2001.

Consolidated Statements of (Deficit) Retained Earnings for the years ended August 31, 2002, 2001 and 2000.

Consolidated Statements of (Loss) Earnings for the years ended August 31, 2002, 2001 and 2000.

Consolidated Statements of Cash Flows for the years ended August 31, 2002, 2001 and 2000.

Notes to the Consolidated Financial Statements.

EXHIBIT INDEX

Exhibit No.	Description	Page

1.1	Articles of Amalgamation of Anchor Lamina, incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended August 31, 2001.	N/A

1.2	By-Laws of Anchor Lamina, incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Forms S-4 and F-4 (file nos. 333-8426 and 22-27934) effective March 25, 1998.	N/A

2.1

Indenture, dated as of February 5, 1998, by and among Anchor Lamina, Anchor America and United States Trust Company of New York, as Trustee (including forms of the Outstanding Notes and Exchange Notes), incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Forms S-4 and F-4 (file nos. 333-8426 and 22-27934) effective March 25, 1998.

N/A

2.2

Form of Exchange Note (contained in Exhibit 2.1), incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Forms S-4 and F-4 (file nos. 333-8426 and 22-27934) effective March 25, 1998.

N/A

2(b)	See Exhibit 4.4.

With the exception of Exhibits 2.1, 2.2 and 4.4, instruments defining the rights of holders of long-term debt issued by the Company and its subsidiaries have been omitted. The amount of securities authorized under each such omitted instrument is less than 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

4.1

Unanimous Shareholders’ Agreement (the “USA”) with respect to Anchor Lamina, made as of August 6, 1997, between Harrowston Inc. (“Harrowston”), Royal Bank Equity Partners Limited (“RBEPL”), Ontario Teachers’ Pension Plan Board (“Teachers”), the management shareholders of Anchor Lamina, Clare E. Winterbottom, 1243431 Ontario Ltd., Klaus Peter Wippermann and Anchor Lamina, incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Forms S-4 and F-4 (file nos. 333-8426 and 22-27934) effective March 25, 1998.

N/A

4.2

First Amending Agreement to Unanimous Shareholders’ Agreement, made as of January 16, 1998, among the parties to the USA, Harrowston Capital Corporation (“Harrowston Capital”) and 1225210 Ontario Limited, incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Forms S-4 and F-4 (file nos. 333-8426 and 22-27934) effective March 25, 1998.

N/A

4.3

Second Amending Agreement to Unanimous Shareholders’ Agreement, made as of February 23, 1999, among Harrowston Inc., Royal Bank Equity Partners Limited, Ontario Teachers’ Pension Plan Board and Anchor Lamina Inc., incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 20-F for the fiscal year ended August 31, 1999.

N/A

4.4

Loan and Security Agreement, made as of November 12, 2002, among Anchor Lamina Inc., Anchor Lamina America, Inc., Fleet Capital Canada Corporation and Fleet Capital Corporation as lenders and agents, and any other lenders from time to time party thereto.

4.5

Option Agreement, dated August 6, 1997, between Anchor Lamina and Harrowston, incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Forms S-4 and F-4 (file nos. 333-8426 and 22-27934) effective March 25, 1998.

N/A

4.6

Management Services Agreement, made as of August 6, 1997, between Anchor Lamina, Winclare Management Services Inc. and Clare E. Winterbottom, incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Forms S-4 and F-4 (file nos. 333-8426 and 22-27934) effective March 25, 1998.

N/A

4.7

Secondary Offering Agreement, made as of August 6, 1997, between Harrowston, RBEPL, Teachers and Anchor Lamina, incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Forms S-4 and

F-4 (file nos. 333-8426 and 22-27934) effective March 25, 1998.

N/A

Exhibit No.	Description	Page

7.1	Calculation of earnings to fixed charges ratio for the years ended August 31, 1998 to August 31, 2002.

8.1	Subsidiaries of the Company, incorporated by reference to the disclosures under “Organizational Structure” in Item 4 of this report.	N/A

10.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

10.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Consolidated Financial Statements of

ANCHOR LAMINA INC.

August 31, 2002 and 2001

[LOGO OF Deloitte & Touche]

Deloitte & Touche LLP

150 Ouellette Place, Suite 200

Windsor, ON N8X 1L9

Canada

Tel: (519) 967 0388

Fax: (519) 967 0324

www.deloitte.ca

[LOGO OF Deloitte & Touche]

Independent Auditors’ Report

To the Shareholders of

Anchor Lamina Inc.

We have audited the consolidated balance sheets of Anchor Lamina Inc. as at August 31, 2002 and 2001 and the consolidated statements of (loss) earnings, (deficit) retained earnings and cash flows for each of the years in the three-year period ended August 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for each of the years in the two-year period ended August 31, 2002, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended August 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002 and 2001 and the results of its operations and its cash flows for the each of the years in the three-year period ended August 31, 2002 in accordance with Canadian generally accepted accounting principles

/s/ Deloitte & Touche LLP

Chartered Accountants

October 4, 2002, except as to Note 17

which is as of November 12, 2002

[LOGO OF Deloitte Touche Tohmatsu]                                                                                                                                 Page 2 of 24

ANCHOR LAMINA INC.

Consolidated Balance Sheets

As At August 31

(Expressed in thousands of Canadian Dollars)	Page 3 of 24

	2002	2001
CURRENT ASSETS
Accounts receivable	$25,683	$22,791
Loans receivable—sale of European operations (Note 3)	7,252	4,134
Loans receivable—shareholders (Note 4)	241	33
Inventories (Note 5)	15,444	16,252
Prepaid expenses	971	1,035

	49,591	44,245

LOANS RECEIVABLE—SALE OF EUROPEAN OPERATIONS (Note 3)	—	2,878

LOANS RECEIVABLE—SHAREHOLDERS (Note 4)	108	337

CAPITAL ASSETS (Note 6)	98,693	103,857

OTHER ASSETS (Note 7)	66,881	71,055

	$215,273	$222,372

CURRENT LIABILITIES
Bank indebtedness (Note 8)	$14,905	$17,740
Accounts payable	9,378	7,739
Accrued liabilities	8,063	8,005
Income taxes payable	797	745
Current portion of long-term debt (Note 8)	4,650	8,525

	37,793	42,754

LONG-TERM DEBT (Note 8)	89,832	89,186

FUTURE INCOME TAXES	639	1,140

CONTINGENCIES (Note 9)
SHAREHOLDERS’ EQUITY
Share capital (Note 10)	91,860	91,860
Contributed surplus	1,665	1,665
Deficit	(9,824)	(5,322)
Cumulative translation adjustments (Note 11)	3,308	1,089

	87,009	89,292

	$215,273	$222,372

ON BEHALF OF THE BOARD:

_________________________ Director

_________________________ Director

[LOGO OF Deloitte & Touche]

ANCHOR LAMINA INC.

Consolidated Statements of (Deficit) Retained Earnings

Years Ended August 31

(Expressed in thousands of Canadian Dollars)	Page 4 of 24

	2002	2001	2000
(DEFICIT) RETAINED EARNINGS, BEGINNING OF YEAR	$(5,322)	$1,190	$—
Net (loss) earnings	(4,502)	(6,512)	3,575

	(9,824)	(5,322)	3,575

Change in accounting policy (Note 2)	—	—	(2,385)

(DEFICIT) RETAINED EARNINGS, END OF YEAR	$(9,824)	$(5,322)	$1,190

[LOGO OF Deloitte & Touche]

ANCHOR LAMINA INC.

Consolidated Statements of (Loss) Earnings

Years Ended August 31

(Expressed in thousands of Canadian Dollars)	Page 5 of 24

	2002	2001	2000
SALES	$137,234	$168,574	$192,845

COSTS AND EXPENSES
Cost of goods sold	97,680	122,037	134,712
Selling and administrative	22,174	28,634	35,412
Depreciation	6,948	8,082	7,745
(Gain) loss on disposal of capital assets	(997)	1,530	—
Interest—long-term debt	8,939	11,189	16,163
—other, including bank charges	1,775	2,177	1,212
Amortization of goodwill, deferred financing fees and deferred foreign exchange loss	5,007	4,708	4,608

	141,526	178,357	199,852

LOSS BEFORE THE UNDERNOTED ITEMS	(4,292)	(9,783)	(7,007)
OTHER EXPENSES (INCOME) (Note 12)	291	(1,401)	(13,933)

(LOSS) EARNINGS BEFORE INCOME TAXES	(4,583)	(8,382)	6,926

INCOME TAXES (Note 13)
Current	398	617	538
Future	(479)	(2,487)	2,813

	(81)	(1,870)	3,351

NET (LOSS) EARNINGS	$(4,502)	$(6,512)	$3,575

[LOGO OF Deloitte & Touche]

ANCHOR LAMINA INC.

Consolidated Statements of Cash Flows

Years Ended August 31

(Expressed in thousands of Canadian Dollars)	Page 6 of 24

	2002	2001	2000
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING
Net (loss) earnings	$(4,502)	$(6,512)	$3,575
Adjustments for:
Depreciation and amortization	11,955	12,790	12,353
(Gain) loss on disposal of capital assets	(997)	1,530	—
Subordinated debt interest paid	—	—	(1,711)
Future income taxes	(479)	(2,487)	2,813
Gain on early extinguishment of debt (Note 12 (a))	—	(5,080)	(23,792)
Loss on sale of European operations (Note 3)	155	389	—
Write-down of assets (Note 12 (b) and (c))	—	306	3,265

	6,132	936	(3,497)
Net change in non-cash working capital	(605)	(4,376)	13,976

	5,527	(3,440)	10,479

INVESTING
Purchase of capital assets	(4,862)	(5,083)	(28,039)
Proceeds on disposal of capital assets	5,491	6,490	—
Marketable securities	—	—	20,233
Repayment of loans receivable—sale of European operations	719	—	—
Proceeds on sale of European operations (Note 3)	—	26,331	—

	1,348	27,738	(7,806)

FINANCING
Bank indebtedness	(2,835)	5,028	12,712
Long-term debt incurred	—	—	1,845
Repayment of long-term debt	(3,875)	(27,654)	(27,747)
Repurchase of share capital for cancellation	—	(1,026)	(191)
Employee share option advances	—	(646)	(146)
Issuance of common shares for cash	—	—	912
Deferred financing fees	(165)	—	—

	(6,875)	(24,298)	(12,615)

NET CHANGE IN CASH AND CASH EQUIVALENTS	—	—	(9,942)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	—	—	9,942

CASH AND CASH EQUIVALENTS, END OF YEAR	$—	$—	$—

SUPPLEMENTARY INFORMATION:
Interest paid	$10,796	$12,343	$16,314
Income taxes paid	444	375	77

[LOGO OF Deloitte & Touche]

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)	Page 7 of 24

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which conform with United States generally accepted accounting principles in all material respects, except as disclosed in Note 18. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Anchor Lamina America, Inc. and Anchor Lamina Holdings GmbH, including its wholly-owned subsidiaries, Anchor Lamina GmbH & Co. KG and Anchor Lamina GmbH. Effective September 1, 2001, Reliance Steel Fabricators Limited amalgamated with the Company. Effective May 31, 2001, the Company sold the majority of the operations of Anchor Lamina GmbH & Co. KG (Note 3).

(b) Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less when purchased. Short-term bank indebtedness is included as a cash equivalent only when the bank balance fluctuates frequently from being positive to overdrawn.

(c) Marketable securities

Marketable securities are stated at the lower of cost and market value.

(d) Inventories

Raw materials and purchased parts are stated at the lower of cost and replacement cost. Work-in-progress and finished goods are stated at the lower of cost and net realizable value.

(e) Capital assets and depreciation

Capital assets are recorded at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings	10 - 50 years
Machinery and equipment	3 - 30 years

[LOGO OF Deloitte & Touche]

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)	Page 8 of 24

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Goodwill

Goodwill represents the excess of the purchase price paid over the fair value of net identifiable assets acquired and is amortized on a straight-line basis over 20 years. Goodwill is written down when there has been a permanent impairment in the value of the unamortized goodwill. A permanent impairment in goodwill is determined by comparison of the carrying value of unamortized goodwill with the undiscounted future cash flow projection of the related business.

In September 2001, the Canadian Institute of Chartered Accountants (CICA) issued Handbook section 3062, Goodwill and Other Intangible Assets. This pronouncement significantly changes the accounting for goodwill and intangible assets and states that goodwill and indefinite lived intangible assets are no longer amortized but are reviewed for impairment annually (or more frequently if impairment indicators arise) by comparing the fair value of each reporting unit to the value of its other assets and goodwill. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of the pronouncement apply to goodwill and intangible assets acquired prior to July 1, 2001. Companies are required to adopt the pronouncement in their fiscal year beginning after January 1, 2002. The Company will adopt CICA Handbook section 3062 on September 1, 2002. Upon adoption of this pronouncement, the Company will cease amortization of goodwill with a net carrying amount of $64,012 and annual amortization of approximately $4,344. Based on management’s preliminary evaluation under the transitional impairment test in this new pronouncement, the Company expects to record a non-cash charge to write-off the net carrying amount of the Company’s goodwill in the first quarter of fiscal 2003. The impairment loss will be recognized as the effect of a change in accounting policy and charged to September 1, 2002 retained earnings without restatement of comparative figures.

(g) Deferred financing fees

Deferred financing fees represent fees paid to acquire financing for the Company. These costs are being amortized on a straight-line basis over the term of the financing agreements.

(h) Pension costs and obligations

All Canadian and United States subsidiaries and their operating divisions have defined contribution plans which cover substantially all their employees. The net pension expense for the year amounted to $1,533 (2001 - $1,546). Costs of these plans are charged to expense as services are rendered. Anchor Lamina Holdings GmbH, operating in Germany, participates in a government funded pension plan. The Company has no unfunded liability in respect of its pension plans.

[LOGO OF Deloitte & Touche]

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)	Page 9 of 24

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) Translation of foreign currencies

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into Canadian dollars at the rate of exchange at the balance sheet date. Revenues and expenses denominated in foreign currencies are translated at the monthly average exchange rate. Exchange gains or losses arising on translation are included in the consolidated statement of (loss) earnings. The exchange loss arising from the translation of foreign-denominated debt having an initial fixed term to maturity beyond one year is included in other assets and amortized over the remaining life of the related debt issue.

In December 2001, the CICA amended Handbook section 1650, Foreign Currency Translation, to eliminate the requirement of deferring and amortizing unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. The amendment requires companies to record exchange gains or losses in earnings in the current reporting period and to separately disclose exchange gains and losses. Companies are required to adopt the amended requirements in fiscal years beginning on or after January 1, 2002. Any change necessary to apply the new requirements is required to be recognized retroactively and disclosed as a change in accounting policy with restatement of comparative figures. The Company will adopt the new requirements on September 1, 2002. Upon adoption of the new requirements, the Company will cease amortization of the deferred foreign exchange loss arising from the translation of U.S. denominated subordinated notes payable with a net book value of $875 at August 31, 2002. As a result of adopting the change in accounting policy, September 1, 2002 retained earnings will be reduced by $608 ($875 less future income taxes of $267) and comparative figures will be restated accordingly.

The financial statements of Anchor Lamina America, Inc. and Anchor Lamina Holdings GmbH, which are self-sustaining foreign subsidiaries, are translated using the current rate method whereby all assets and liabilities are translated at year end exchange rates and revenues and expenses at the average exchange rate for the year. Adjustments arising from such translation are included as a separate component of shareholders’ equity.

(j) Income tuxes

The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized based on the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax basis, using the substantively enacted income tax rates for the years in which the differences are expected to reverse.

(k) 2001 and 2000 amounts

Certain of the 2001 and 2000 figures have been reclassified to conform with the 2002 presentation.

2. CHANGE IN ACCOUNTING POLICY

In 2000, the Company elected to adopt the recommendations of the Canadian Institute of Chartered Accountants on accounting for income taxes which require the use of the liability method of accounting for income taxes. This accounting policy, which was adopted as of September 1, 1999, was applied retroactively and comparative financial statements were not restated to reflect this change. The cumulative effect of the change as of September 1, 1999 was an increase in future income taxes and a reduction to retained earnings of $2,385.

[LOGO OF Deloitte & Touche]

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)	Page 10 of 24

3. SALE OF EUROPEAN OPERATIONS

Effective May 31, 2001, the Company sold its business interests and operations at Mahlberg and Ludenscheid, Germany, and its distribution interests in France and the Czech Republic. The purchaser was Milacron of Cincinnati, Ohio through its operating division D-M-E. The Company maintains ownership of the Chemnitz, Germany steel plate and die set facilities and operations. The purchase price was $33,288 (Euro 25,090) consisting of $26,33 1 (Euro 20,145) cash, loans receivable guaranteed by the purchaser of $719 (Euro 511) repaid January 1,2002 and $3,127 (Euro 2,045) due January 1,2003 and a closing balance sheet estimated purchase price adjustment of $3,653 (Euro 2,389) (see Note 9). The Company used the cash proceeds to reduce debt. The operations sold had a book value of $28,543 (Euro 21,837). Transaction costs were $1,755 (Euro 1,297). Including a realized exchange loss of $3,035 (Euro 2,243) on related intercompany debt, the transaction resulted in a loss on sale of $389 (Euro 287) recorded in the year ended August 31, 2001. The additional loss on sale recorded in the year ended August 31, 2002 related to professional fees. Interest accrues at 6% per annum on the loans receivable and 5% per annum on the closing balance sheet purchase price adjustment. At August 31, 2002, loans receivable include $472 (Euro 309) of interest (2001 - $54 (Euro 38)).

4. LOANS RECEIVABLE - SHAREHOLDERS

On August 6, 1997 and April 6,2000, certain members of senior management were advanced funds for the purpose of acquiring shares of the Company. The resulting loans are interest-free with varying repayment terms and the respective shares are held as security for the loans.

5. INVENTORIES

	2002	2001
Raw materials	$5,627	$5,167
Purchased parts	1,331	1,501
Work-in-progress and finished goods	8,486	9,584

	$15,444	$16,252

6. CAPITAL ASSETS

	2002
	Cost	Accumulated Depreciation	Net Book Value
Land	$3,312	$—	$3,312
Buildings	35,642	3,719	31,923
Machinery and equipment	89,157	25,699	63,458

	$128,111	$29,418	$98,693

	2001
	Cost	Accumulated Depreciation	Net Book Value
Land	$3,632	$—	$3,632
Buildings	40,138	3,750	36,388
Machinery and equipment	83,526	19,689	63,837

	$127,296	$23,439	$103,857

[LOGO OF Deloitte & Touche]

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)	Page 11 of 24

6. CAPITAL ASSETS (Continued)

During the years ended August 31, 2002 and 2001, the Company recorded write-downs of obsolete manufacturing equipment of $286 and $789 respectively. Also during the year ended August 31, 2001, the Company exchanged manufacturing equipment with a net book value of $2,398 for manufacturing equipment with a fair value of $1,343. The acquired equipment was recorded at its fair value and the Company recognized a loss on disposal of $1,055.

7. OTHER ASSETS

	2002	2001
Goodwill (See Note l (f))	$85,941	$85,367
Deferred financing fees	4,153	3,967
Deferred foreign exchange loss on subordinated notes payable (Note 8)	1,487	1,456

	91,581	90,790
Less—accumulated amortization	24,700	19,735

	$66,881	$71,055

8. BANK INDEBTEDNESS AND LONG-TERM DEBT

	2002	2001

Subordinated notes payable ($57,625 U.S.; 2001—$57,625 U.S.)—interest at 9.875%, due February 1, 2008, interest only payable semi-annually on February 1 and August 1, unsecured. The notes are redeemable at the option of the Company on or after February 1, 2003 at prices which range from approximately 105% of the principal amount in 2003 to 100% in 2006 and thereafter. In the event that one or more public equity offerings are completed prior to February 1, 2003, up to 35% of the original principal amount of the notes are redeemable at the option of the Company at the rate of 109.875% of the principal amount redeemed. During 2001, the Company repurchased subordinated notes payable of $6,600 U.S. (Note 12(a)).

	$89,832	$89,186
Term loan—interest at prime rate (4.5% as at August 31, 2002) plus 2.5% contingent on the ratio of total debt to operating cash flows, repayable in quarterly principal instalments of $520 in Canadian currency commencing May 31, 2001, repaid with funds drawn on the new credit facility described in Note 17.	4,650	8,500
Capital lease obligations—$3 ($2 U.S.) monthly including interest, repaid April 2002	—	25

	94,482	97,711
Less—current portion	4,650	8,525

LONG-TERM PORTION	$89,832	$89,186

[LOGO OF Deloitte & Touche]

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)	Page 12 of 24

8. BANK INDEBTEDNESS AND LONG-TERM DEBT (Continued)

The term loan described above is secured by general assignments of book debts and all real property within certain limitations, unlimited and unconditional guarantees of the Company and its subsidiaries, hypothecations by all companies of issued and outstanding shares, the delivery of a pledged note and the assignment of a licensing agreement with respect to a U.S. patent.

Principal repayments anticipated within each of the next five years ended August 31 and thereafter are estimated as follows:

2003	$4,650
2004	—
2005	—
2006	—
2007	—
thereafter	89,832

$94,482

At August 31, 2002, the Company has available a line of credit to the lesser of $36,495 and an amount calculated under the terms of the banking agreement known as the borrowing base of $23,240. At August 31, 2002, the Company has borrowed $14,905 (2001 – $17,740) under this facility. This amount was repaid with funds drawn on the new credit facility described in Note 17.

This bank credit facility is secured by a general assignment of book debts and all real property within certain limitations, unlimited and unconditional guarantees of the Company and its subsidiaries, hypothecations by all companies of issued and outstanding shares, the delivery of a pledged note and the assignment of a licensing agreement with respect to a U.S. patent. Borrowings under the Canadian currency credit facility bear interest at the prime rate (4.5% as at August 31, 2002) plus 2.5% and the U.S. currency credit facility bears interest at LIBOR (1.9% as at August 31, 2002) plus 3.5%. The borrowing rates for each component of the credit facility are contingent on the ratio of total debt to operating cash flows.

9. CONTINGENCIES

(a) Certain metals and chemical contamination has been found at one of the Company’s former die set manufacturing facilities located in Cheshire, Connecticut. The Company is proceeding with delineation testing that, together with current State and Federal regulations, will determine the nature and extent of any required remediation of the site. The Company has recorded a liability of $1,958 (2001 – $2,097) to pay for estimated remediation costs and professional fees (Note 12 (c)). The liability is based on reports from environmental consulting firms.

(b) The Company has loans receivable from the sale of its European operations (Note 3). The amounts outstanding from the sale are under dispute. Management believes that it has recorded the proper balances due under the legally binding sale agreement. However, management is unable to predict the outcome of this dispute and cannot reasonably estimate whether an allowance for uncollectible loans is required due to the current status of the dispute.

(c) From time to time, as is common in the industry, the Company is the subject of litigation. In the opinion of management, any litigation outstanding, if successful, would not have a material impact on the financial statements.

[LOGO OF Deloitte & Touche]

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)	Page 13 of 24

10. SHARE CAPITAL

(a) Authorized share capital consists of the following:

–	unlimited number of voting common shares
–	unlimited number of non-voting common shares
–	unlimited number of Class B non-voting common shares
–	unlimited number of non-voting, Class A preferred shares, issuable in series with characteristics to be determined by the Board of Directors upon issuance
–	unlimited number of non-voting, Class A preferred shares, Series I

(b) Issued share capital - changes during the year ended August 31, 2001:

During the year ended August 31, 2001, the Company repurchased 5,379,125 common shares from existing shareholders for $1,883. Outstanding loans receivable in the amount of $855 were deducted from repurchase amounts paid. The excess of the issued share capital over the cost of repurchase amounts of $1,391 was recorded as contributed surplus.

Issued share capital is as follows:

	Number of shares	Amount
Balance at August 31, 2000	156,303,463	$95,134
Repurchase of common shares (refer above)	(5,379,125)	(3,274)

Balance at August 31,2001 and 2002	150,924,338	$91,860

Under certain conditions, the Unanimous Shareholders’ Agreement dated August 6, 1997 provides the right to minority shareholders, who collectively own 7.6% of the common shares, to require the Company to purchase their shares at fair market value.

[LOGO OF Deloitte & Touche]

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)	Page 14 of 24

10. SHARE CAPITAL (Continued)

(c) Share options

Share options have been granted to senior employees and current shareholders of the Company for the purchase of shares. There are 11,842,111 options outstanding, of which 5,152,160 expire on August 6, 2007 and 6,689,951 expire on June 1, 2011. Each option entitles the holder to purchase one common share. 7,382,144 options have vested, 4,126,634 options vest in equal annual instalments over a two year period commencing June 1, 2002 and 333,333 options vest in equal annual instalments over a two year period commencing February 5, 2002. The senior employees’ options may vest earlier upon certain conditions being met while the options granted to current shareholders are exercisable at any time.

The following table includes 4,792,707 options that were issued to non-management shareholders and expire in 2007.

The option exercise prices are as follows:

Stock Options	Exercise Price
5,152,160	$0.8544
3,594,975	$0.3500
1,547,488	$0.4500
773,744	$0.5500
773,744	$0.6500

11,842,111

11. CUMULATIVE TRANSLATION ADJUSTMENTS

	2002	2001
Balance—beginning of year	$1,089	$(4,913)
Current year’s deferred translation adjustments	2,219	6,002

Balance—end of year	$3,308	$1,089

The ending cumulative translation adjustment balance represents the unrealized currency translation gains which have resulted from changes in exchange rates for the U.S. dollar and European euro relative to the Canadian dollar. These valuation adjustments are recognized in earnings only when there is a reduction in the Corporation’s investment in the respective foreign companies.

12. OTHER EXPENSES (INCOME)

	2002	2001	2000
Gain on early extinguishment of debt (a)	$—	(5,080)	(23,793)
Reorganization expenses (b)	—	1,978	5,837
Plant closure and related environmental expenses (c)	—	1,694	5,208
Interest income	—	—	(1,3111
Loss (gain) on foreign exchange—intercompany balances	136	(382)	126
Loss on sale of European operations (Note 3)	155	389	—

	$291	$(1,401)	$(13,933)

[LOGO OF Deloitte & Touche]

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)	Page 15 of 24

12. OTHER (INCOME) EXPENSES (Continued)

(a) During the year ended August 31, 2001, the Company repurchased $10,085 ($6,600 U.S.) (2000 - $52,860 ($35,775 U.S.)) of its subordinated notes payable for $4,630 ($3,023 U.S.) (2000 - $27,283 ($18,525 U.S.)). This resulted in a gain on early extinguishment of debt of $5,080 (2000 - $23,793). This gain is net of deferred financing fees of $278 (2000 - $1,533) incurred in connection with the original issuance of the repurchased notes that have been written off. This gain is also net of the deferred foreign exchange asset on the subordinated notes payable that has been written down by $97 (2000 - $251) to reflect the reduction in the outstanding balance of the subordinated notes payable.

(b) During the year ended August 31, 2001, the Company incurred reorganization costs in connection with reducing staff levels at all of its locations. Expenses of $1,978 were incurred for employee severance.

During the year ended August 31, 2000, the Company incurred reorganization costs in connection with combining its Oak Park, Michigan distribution facility with its Bellaire, Michigan manufacturing facility and reducing staffing levels at all of its locations. Expenses of $4,680 were incurred for consulting fees, employee severance, scrapping of inventory that was not moved to Bellaire and other costs. In addition, a provision for loss on disposal of $1,157 relative to the Oak Park building, which was under contract for sale, was recorded.

(c) During the year ended August 31, 2001, the Company expensed $1,388 (2000 - $441) for estimated remediation costs and professional fees for the removal of certain metals and chemical contamination at its Cheshire, Connecticut facility (Note 9 (a)). An additional provision for loss on disposal of the Cheshire land and building of $306 was recorded in 2001.

During the year ended August 31, 2000, the Company closed its Cheshire, Connecticut die set manufacturing facility and terminated or relocated all employees of the closed facility. Most of the Connecticut equipment has been relocated to other Company facilities and the Connecticut land and building was listed for sale. During the year ended August 31, 2000, closing, employee severance and relocation expenses of $2,659 and a provision for loss on disposal of capital assets of $2,108 are recorded as plant closure expenses.

13. INCOME TAXES

	2002	2001	2000
Canadian statutory income tax rate	(41.1)%	(42.6)%	44.6%
Manufacturing and processing deduction on Canadian income	(9.8)%	(2.0)%	(6.5)%
Effect of foreign tax rates	11.1%	12.6%	7.7%
Large corporations and provincial minimum taxes	3.2%	1.4%	1.7%
Reduction in future income taxes rates	—	(1.8)%
Non-deductible and non-taxable items	34.9%	10.1%	0.8%

	(1.7)%	(22.3)%	48.3%

At August 31, 2002, the Company’s German subsidiaries have income tax losses carried forward of $8,070. These losses are available to reduce future taxable income. Under current legislation, these losses may be carried forward indefinitely. The Company has recorded future income taxes on $1,614 of these losses.

[LOGO OF Deloitte & Touche]

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)	Page 16 of 24

14. SEGMENTED INFORMATION

The Company conducts its operations through three principal operating segments: North American Die Set, Lamina Components and European.

The North American Die Set segment manufactures die sets, distributes die set and mold base components and provides steel plate fabrication services.

The Lamina Components segment manufactures die set and mold base components.

The European segment manufactures and distributes die sets and related components for die set makers and tool and die makers.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies (Note 1). Intersegment sales are recorded at cost plus a margin factor and are eliminated on consolidation. The Company evaluates performance and allocates resources based on segments earnings before interest, taxes, depreciation and amortization (EBITDA).

The following tables set forth information about segment revenue, earnings before interest, taxes, depreciation and amortization (EBITDA), capital employed, segment assets and expenditures for segment capital assets:

Year ended August 31, 2002

	North American Die Set Segment	Lamina Components Segment	European Segment	Inter-Segment Eliminations	Total
Revenue from external customers	$92,660	$44,923	$10,411	$(10,760)	$137,234
Depreciation	4,208	2,023	717		6,948
Segment EBITDA	9,291	7,027	1,062		17,380
Capital employed (a) and (b)	78,626	29,893	1,873	66,005	196,397
Segment assets (b)	86,913	38,194	24,161	66,005	215,273
Expenditures for segment capital assets	3,039	1,299	524		4,862

[LOGO OF Deloitte & Touche]

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)	Page 17 of 24

14. SEGMENTED INFORMATION (Continued)

Year ended August 31, 2001

	North American Die Set Segment	Lamina Components Segment	European Segment	Inter-Segment Eliminations	Total
Revenue from external customers	$85,976	$47,467	$46,736	$(11,605)	$168,574
Depreciation	4,300	1,951	1,831		8,082
Segment EBITDA	7,352	7,113	3,433		17,898
Capital employed (a) and (b)	79,542	30,767	24,400	70,035	204,744
Segment assets (b)	85,485	40,448	26,404	70,035	222,372
Expenditures for segment capital assets	1,041	2,932	1,110		5,083

Year ended August 31, 2000

	North American Die Set Segment	Lamina Components Segment	European Segment	Inter-Segment Eliminations	Total
Revenue from external customers	$98,055	$49,392	$56,998	$(11,600)	$192,845
Depreciation	3,894	1,894	1,957		7,745
Segment EBITDA	12,498	7,416	2,710		22,624
Capital employed (a) and (b)	79,302	36,175	42,772	71,572	229,821
Segment assets (b)	91,117	45,039	51,052	71,572	258,780
Expenditures for segment capital assets	10,450	2,757	14,832		28,039

(a) Capital employed consists of the total of bank indebtedness, long-term debt, and shareholders’ equity less cash and short-term deposits and marketable securities.

(b) Goodwill and deferred financing fees are included in total capital employed and total segment assets, but are excluded from the individual operating segments.

[LOGO OF Deloitte & Touche]

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)	Page 18 of 24

14. SEGMENTED INFORMATION (Continued)

Reconciliation of total reportable operating segment EBITDA to the Company’s consolidated (loss) earnings before income taxes is as follows:

	2002	2001	2000
Total EBITDA for reportable segments	$17,380	$17,898	$22,624
Elimination of inter-segment losses	—	4	97
Depreciation	(6,948)	(8,082)	(7,745)
Interest expense (net of interest income)	(10,714)	(13,365)	(16,064)
Gain on early extinguishment of debt	—	5,080	23,793
Reorganization expenses	—	(1,978)	(5,837)
Plant closure and related environmental expenses	—	(1,694)	(5,208)
Amortization	(5,007)	(4,708)	(4,608)
(Loss) gain on foreign exchange—intercompany balances	(136)	382	(126)
Gain (loss) on disposal of capital assets	997	(1,530)	—
Loss on sale of European operations	(155)	(389)	—

Total consolidated (loss) earnings before income taxes	$(4,583)	$(8,382)	$6,926

Geographic Information
	2002	2001	2000
Sales
Canadian operations
To Canadian markets	$60,253	$55,521	$59,717
Intercompany	18,555	17,718	17,058
United States operations
To United States markets	63,520	65,046	74,779
Intercompany	10,849	11,668	11,738
International	3,050	1,271	1,351
European operations
To European markets	10,411	46,736	56,998

	166,638	197,960	221,641
Intercompany sales	29,404	29,386	28,796

Consolidated sales	$137,234	$168,574	$192,845

Capital assets and goodwill
Canadian operations	$54,124	$55,668	$60,060
United States operations	95,447	99,815	104,941
European operations	13,134	16,237	33,380

	$162,705	$171,720	$198,381

15. RELATED PARTY TRANSACTIONS

The Company has agreements with certain shareholders to provide management services to the Company. Amounts paid in respect to these agreements totalled $500 for the year ended August 31, 2002 (2001 - $500; 2000 - $500).

[LOGO OF Deloitte & Touche]

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)	Page 19 of 24

16. FINANCIAL INSTRUMENTS

Financial risk

The financial risk is the risk to the Company’s earnings that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. At August 31, 2002, the Company has not used derivative instruments to reduce the exposure to interest rate and foreign currency risk.

Credit risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Company is exposed to credit risk from customers equal to accounts receivable. However, the Company’s businesses have a large number of diverse customers which minimizes the concentration of credit risk.

Fair value

The fair value of current assets and liabilities approximates carrying values due to the relatively short period to maturity of these items. The fair value of the subordinated notes payable is approximately $26,950 at August 31, 2002 (carrying value - $89,832).

17. SUBSEQUENT EVENT

New Credit Facility

On November 12, 2002, the Company refinanced the existing bank credit facility. The new credit facility replaces the existing bank term loan and line of credit. The new credit facility provides for borrowings in the aggregate amount of $50,000 and is composed of:

(a) A $30,000 revolving credit facility subject to a borrowing base of allowable accounts receivable and inventories maturing on November 14, 2005.

(b) Term loans of $20,000, $5,000 drawn immediately and $15,000 available for certain restricted purposes. The term loans mature on November 14, 2005 with principal repayments commencing immediately based upon a seven year amortization.

[LOGO OF Deloitte & Touche]

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)	Page 20 of 24

18. UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which conform in all material respects with those in the United States (“U.S. GAAP”) for the years presented except with respect to the following:

(a) Under U.S. GAAP, loans to executives and employees for the purpose of share purchases are deducted from shareholders’ equity. As at August 31, 2002 and 2001, share purchase loans outstanding were $349 and $370 respectively.

(b) Under U.S. GAAP, FAS 109 requires that income tax losses, not previously recognized, be recorded as an asset and subsequently reduced by a valuation allowance where it is more likely than not that some portion or all of the future tax assets will not be realized. At August 31, 2002, the Company’s German subsidiaries have income tax losses carried forward of $8,070 (2001 – $7,662). These losses are available to reduce future taxable income. In 2002, the Company has recognized the benefit of utilizing $1,614 of these losses (2001 – nil). The amount of future income taxes and related valuation allowance that would be recorded under U.S. GAAP for the unrecognized German losses is $2,528 at August 31, 2002 (2001 – $4,001). During the year ended August 31, 2002, the valuation allowance decreased by $1,670 resulting from changes in realizability of the Company’s German subsidiary’s future tax assets of $581 and from reductions in German income tax rates of $1,089.

Significant components of the Company’s future income tax position, as adjusted for U.S. GAAP, were:

	2002	2001
Future tax assets
Current
Non-deductible accruals	$3,117	$3,740

Long-term
Financing fees	44	104
Income tax losses	13,867	13,912
Valuation allowance	(2,528)	(4,001)

	11,383	10,015

Future tax liabilities—long-term
Financing fees	(134)	—
Depreciation of capital assets	(15,005)	(14,895)

Net future income taxes liability	$(639)	$(1,140)

(c) Under U.S. GAAP, exchange gains and losses related to the translation of foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the following year are included in the determination of operating results for the year. The Company has recorded a deferred foreign exchange loss on long-term debt of $875 (2001 – $887; 2000 – $18) which, under Canadian GAAP, is being amortized over the term of the debt issue. The amount of amortization recorded in 2002 under Canadian GAAP was $306 (2001 – $219; 2000 – $251). Under U.S. GAAP the Company would have recorded a loss on translation of the foreign denominated long-term debt of $161 less future income taxes of $55 (2001 – $1,088 loss less recovery of future income taxes of $370; 2000 – $337 gain less recovery of future income taxes of $118) as a result of the change in value of the Canadian dollar relative to the U.S. dollar.

[LOGO OF Deloitte & Touche]

[LOGO OF Deloitte & Touche]

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)	Page 21 of 24

18. UNITED STATES ACCOUNTING PRINCIPLES (Continued)

(d) During the years ended August 31, 2001 and 2000, the Company repurchased certain of its subordinated notes payable. Under Canadian GAAP, the net gain on the early extinguishment of debt is reflected as other income in the determination of the Company’s income before income taxes and non-controlling interest. Under U.S. GAAP, these transactions would be recorded as extraordinary items and certain figures reported on the consolidated statements of earnings for the year ended August 31, 2001 and 2000 would change as noted below. There would be no change to the amount of the net income reported under U.S. GAAP.

	2001		2000
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
(Loss) earnings before income taxes	$(8,382)	$(13,462)	$6,926	$(16,867)

Income taxes	$(1,870)	$(3,597)	$3,351	$(5,229)

(Loss) earnings before extraordinary items	$(6,512)	$(9,865)	$3,575	$(11,638)

Extraordinary items (net of income taxes of 2001 – $1,727; 2000 – $8,580)	$—	$3,353	$—	$15,213

(e) In accordance with U.S. GAAP, exchange gains and losses arising from the translation of the Company’s net investment in self-sustaining foreign operations are included in comprehensive income which is added to net income in determining total comprehensive income. Cumulative amounts are included in accumulated other comprehensive income in the consolidated balance sheet. In accordance with Canadian GAAP, such amounts are included in the cumulative translation adjustment in shareholders’ equity in the consolidated balance sheet. During 2002, the foreign currency adjustment was $2,737 (2001 – $6,002; 2000 – $(7,369)).

(f) Additional disclosure in the consolidated financial statements as required under U.S. GAAP is as follows:

Allowances for doubtful accounts on accounts receivable as presented in the consolidated balance sheets as at August 31, 2002 and 2001 were $1,267 and $1,284, respectively.

At August 31, 2002, the net book value of capital assets held for sale, as described in note 12 (c), is $0 (2001 – $1,548).

[LOGO OF Deloitte & Touche]

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)	Page 22 of 24

18. UNITED STATES ACCOUNTING PRINCIPLES (Continued)

(g) A summary of the share options as of August 31, 2002, 2001 and 2000 (Note 10(c)), and changes during the years then ended, is as follows:

	2002		2001		2000
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Outstanding, beginning of year	13,080,628	$0.6378	9,727,584	$0.8544	10,650,459	$0.8544
Granted during year	—	$—	6,689,951	$0.4310	—	$—
Forfeited during year	(1,238,517)	$0.8544	(3,336,907)	$0.8544	(922,875)	$0.8544

Outstanding, end of year	11,842,111	$0.6152	13,080,628	$0.6378	9,727,584	$0.8544

Exercisable, end of year	7,382,144	0.7265	6,390,677	$0.8544	9,372,568	$0.8544
Weighted average fair value of options granted during the year		$—		$0.06		$—

The weighted-average remaining contractual life of the outstanding options is 7 years.

The Company recognized no expense related to the options, as there was no intrinsic value at the date of the grant. If the expense for share option grants had been determined based on the fair value at the grant dates for grants in 2002, 2001 and 2000, consistent with the method prescribed by SFAS No. 123, the Company’s net (loss) earnings would have been adjusted to the pro forma amount indicated below:

	2002	2001	2000
Net (loss) earnings as reported	$(4,502)	$(6,512)	$3,575
Pro forma net (loss) earnings	$(4,578)	$(6,532)	$3,455

The assumptions used when computing the pro forma net earnings were as follows for options granted on February 5, 2001 and June 1, 2001:

Risk free rate of return:	5.50%
Expected option life:	7
Expected dividend rate:	0% quarterly

(h) Canadian GAAP allows for the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which the Company made in 1999, is not permitted by U.S. GAAP and would result in an increase in both capital stock and deficit of $21,475.

[LOGO OF Deloitte & Touche]

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)	Page 23 of 24

18. UNITED STATES ACCOUNTING PRINCIPLES (Continued)

(i) In July, 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”. This pronouncement significantly changes the accounting for goodwill and intangible assets and states that goodwill and indefinite lived intangible assets are no longer amortized but are reviewed for impairment annually (or more frequently if impairment indicators arise) by comparing the fair value of each reporting unit to the value of its other assets and goodwill. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired prior to July 1, 2001. Companies are required to adopt the pronouncement in their fiscal year beginning after December 15, 2001. The Company will adopt SFAS 142 on September 1, 2002. Upon adoption of this pronouncement, the Company will cease amortization of goodwill with a net carrying amount of $64,012 and annual amortization of approximately $4,344. Based on management’s preliminary evaluation under the transitional impairment test in this new pronouncement, the Company expects to record a non-cash charge to write-off the net carrying amount of the Company’s goodwill in the first quarter of fiscal 2003. This impairment loss will be recognized as a change in accounting principle.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations”, for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt FAS 144 as of September 1, 2002 and the Company does not expect that the adoption of the Statement will have a significant impact on its financial position and results of operations.

(j) The following table reflects the differences between Canadian and U.S. GAAP consolidated balance sheet amounts:

	2002	2001
Total assets (per financial statements)	$215,273	$222,372
Add: future income tax assets (item (b))	3,117	3,740
Less: share purchase loans (item (a))	(349)	(370)
deferred foreign exchange loss on long-term debt (item (c))	(875)	(887)

Total assets (per U.S. GAAP)	$217,166	$224,855

Total liabilities (per financial statements)	$128,264	$133,080
Add: future income tax assets (item (b))	3,117	3,740
Less: future income taxes—gain on translation of long term debt (item (c))	(632)	(577)

	130,749	136,243

Share capital (per financial statements)	91,860	91,860
Add: reduction of stated capital (item (h))	21,475	21,475
Less: share purchase loans (item (a))	(349)	(370)

	112,986	112,965

(Deficit) retained earnings (per financial statements)	(9,824)	(5,322)
Less: deficit reduction (item (h))	(21,475)	(21,475)
deferred foreign exchange loss on long-term debt (item (c))	(875)	(887)
future income taxes—gain on translation of long term debt (item (c))	632	577

	(31,542)	(27,107)

Contributed surplus	1,665	1,665

Accumulated other comprehensive income	3,308	1,089

Total liabilities and shareholders equity (per U.S. GAAP)	$217,166	$224,855

[LOGO OF Deloitte & Touche]

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)	Page 24 of 24

18. UNITED STATES ACCOUNTING PRINCIPLES (Continued)

Consolidated statement of (loss) earnings is reconciled to U.S. GAAP as follows:

	2002	2001	2000
Net (loss) earnings (per financial statements)	$(4,502)	$(6,512)	$3,575
Amortization expense—deferred foreign exchange loss (item (c))	173	219	251
(Loss) gain on translation of long-term debt (net of future income taxes) (item (c))	(106)	(718)	219

Net (loss) earnings per U.S. GAAP	(4,435)	(7,011)	4,045
Other comprehensive earnings (loss) item:
Change in currency translation adjustment (item (e))	2,219	6,002	(7,369)

Comprehensive loss per U.S. GAAP	$(2,216)	$(1,009)	$(3,324)

Statement of deficit is reconciled to U.S. GAAP as follows:
	2002	2001	2000
Deficit, beginning of year per U.S. GAAP	$(27,107)	$(20,096)	$(24,141)
Net (loss) earnings per U.S. GAAP	(4,435)	(7,011)	4,045

Deficit, end of year per U.S. GAAP	$(31,542)	$(27,107)	$(20,096)

[LOGO OF Deloitte & Touche]