Form 20-F
period 2003-08-31
ANCHOR LAMINA INC
filed 2003-12-19
CIK 1001987

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

- OR -

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2003

- OR -

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

$US 52,025,000 9 7/8 % Senior Subordinated Notes due February 1, 2008

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares – 148,948,439

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

	Fiscal Year Ended August 31,
	1999	2000	2001	2002	2003
Average	1.5070	1.4717	1.5284	1.5732	1.4774

The following table sets forth, for each period indicated, the high and low exchange rates for United States dollars expressed in Canadian dollars, based on the US$ Noon Buying Rate:

	Month of
	June 2003	July 2003	Aug 2003	Sept 2003	Oct 2003	Nov 2003
Low	1.3348	1.3368	1.3836	1.3469	1.3043	1.2973
High	1.3768	1.4114	1.4100	1.3876	1.3481	1.3362

On, December 5, 2003, the US$ Noon Buying Rate was US$1.00 =$1.3045

Selected Financial Data

The following table sets forth selected historical consolidated financial and other data of Anchor Lamina and should be read in conjunction with the Consolidated Financial Statements in Item 18 and “Operating and Financial Review and Prospects” in Item 5. See Item 5 “Operating and Financial Review and Prospects” for a description of the impact on operating results of the sale of the EOC business, as described in Item 4 “Information on the Company – History and Development of the Company”. The Selected Financial Data for the fiscal years ended August 31, 1999, 2000, 2001, 2002 and 2003 have been derived from Anchor Lamina’s audited consolidated financial statements.

Fiscal Year Ended August 31,
1999	2000	2001	2002	2003
(Dollars in Thousands, Except Ratios)	(Audited)
Statement of (Loss) Income Data:
Sales	$209,988	$192,845	$168,574	$137,234	$147,320
Cost of goods sold	150,983	134,712	122,037	97,680	104,995

Gross profit	59,005	58,133	46,537	39,554	42,325
Selling and administrative expenses	32,105	35,412	28,634	22,174	22,821
Depreciation and amortization (1), (8), (9)	12,452	12,353	12,669	11,649	8,463

Operating income (1)	14,448	10,368	5,234	5,731	11,041
Loss (gain) on disposal of capital assets	—	—	1,530	(997)	206
Interest expense, net (2)	23,811	17,375	13,366	10,714	8,941
Other (income) expenses (1), (3)	(1,221)	(14,478)	(320)	450	(4,649)

(Loss) income before income taxes (1)	(8,142)	7,471	(9,342)	(4,436)	6,543
Income taxes (1)	(943)	3,517	(2,162)	(36)	1,601

Net (loss) income (1)	$(7,199)	$3,954	$(7,180)	$(4,400)	$4,942

Balance Sheet Data:
Working capital (4)	$78,023	$15,694	$1,491	$11,798	$14,012
Total assets (1), (8)	301,962	258,719	221,351	214,398	132,307
Short-term bank indebtedness	—	12,712	17,740	14,905	7,379
Long-term debt (5)	180,774	125,424	97,711	94,482	76,322
Accrued interest subordinated Shareholder loans	1,711	—	—	—	—
Shareholders’ equity (1)	96,157	91,642	88,582	86,401	29,502
Other Data:
Cash flow from operations	$22,353	$10,479	$(3,440)	$5,527	$9,308
Cash flow from investing activities	$(29,748)	$(7,806)	$27,738	$1,348	$3,915
Cash flow from financing activities	$19,623	$(12,615)	$(24,298)	$(6,875)	$(13,223)
Capital expenditures	$9,515	$28,039	$5,083	$4,862	$3,552
Ratio of total debt to total Capitalization (1), (6)	0.65	0.60	0.57	0.56	0.74
Ratio of income to fixed charges (1), (7)	.67	x	1.42	x	.32	x	.60	x	1.67	x

NOTES TO SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

(1)	In December, 2001, the Canadian Institute of Chartered Accountants (CICA) amended Handbook section 1650, Foreign Currency Translation, to eliminate the requirement of deferring and amortizing unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. The amendment requires companies to record exchange gains or losses in income in the current reporting period and to separately disclose exchange gains and losses. Any change necessary to apply the new requirements is required to be recognized retroactively and disclosed as a change in accounting policy with restatement of comparative figures. The Company adopted the new requirements on September 1, 2002 and the financial statements of prior periods have been restated to reflect the effects of this change in accounting policy.

(2)	Interest expense, net, includes non-cash dividends on the preferred shares and non-cash interest expense on the Subordinated Shareholder Loans. Such non-cash dividends and interest expense amounted to $5,998 for the fiscal year ended August 31, 1999. On April 30, 1999 the Subordinated Shareholder Loans were converted to common shares. Prior to the date of the conversion, the loans bore interest at the rate of 15% per annum and were due in February 2009. Interest to a maximum of 2.7% per annum was required to be paid annually and 12.3% per annum was to be paid at the earlier of the maturity date or a prepayment date. On April 30, 1999, accrued interest relating to the 12.3% per annum was converted to common shares in conjunction with the conversion of the shareholder loans. On April 30, 1999, all of the preferred shares and accrued dividends were converted to common shares. Prior to the date of the conversion, the preferred shares were entitled to cumulative dividends at the rate of 12.3% per annum.

(3)

Other (income) expenses for fiscal 2003 include a $4.6 million gain on the repurchase of outstanding Senior Subordinated Notes, referred to in this report as the “Notes”, at a discount, and a $1.6 million gain on foreign exchange, partially offset by plant closure and related environmental costs of $1.1 million and an additional loss on sale of the European operations of $0.4 million. See Item 5 “Operating and Financial Review and Prospects – Fiscal Year Ended August 31, 2003 Compared to Fiscal Year Ended August 31, 2002 – Other expense, net.” Other (income) expenses for fiscal 2002 consist primarily of a loss on foreign exchange of $0.3 million and an additional loss on sale of the European operations of $0.2 million. See Item 5 “Operating and Financial Review and Prospects – Fiscal Year Ended August 31, 2002 Compared to Fiscal Year Ended August 31, 2001 – Other expense, net.” Other (income) expenses for fiscal 2001 include a $5.1 million gain on the repurchase of outstanding Notes at a discount, partially offset by plant closure and related environmental costs of $1.7 million, employee severance and transition costs of $2.0 million, a loss on foreign exchange of $0.8 million, and a loss on sale of European operations of $0.4 million. Other (income) expenses for fiscal 2000 include a $23.8 million gain on the repurchase of outstanding Notes at a discount and $1.3 million of interest revenue, partially offset by plant closure and reorganization costs of $11.0 million which include employee severance and transition costs of $1.6 million.

(4)	Working capital represents current assets less current liabilities including current portion of long-term debt and short-term bank indebtedness.

(5)	Includes current portion of long-term debt and the Notes.

(6)	The ratio of the aggregate of short-term bank indebtedness and long-term indebtedness to the aggregate of short-term bank indebtedness, long-term indebtedness, accrued interest subordinated shareholder loans, and shareholders’ equity.

(7)	For purposes of calculating the ratio of income to fixed charges, income represents income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense, net, including amortization of deferred financing costs, and, in 1999, Preferred Share dividends.

(8)	In September, 2001, the CICA issued Handbook section 3062, Goodwill and Other Intangible Assets. Goodwill represents the excess of the purchase price paid over the fair value of net identifiable assets acquired. This pronouncement significantly changes the accounting for goodwill and intangible assets and states that goodwill and indefinite lived intangible assets are no longer amortized but are reviewed for impairment annually (or more frequently if impairment indicators arise). Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of the pronouncement apply to goodwill and intangible assets acquired prior to July 1, 2001. Companies were required to adopt the pronouncement in their fiscal year beginning after January 1, 2002. The Company adopted CICA Handbook section 3062 on September 1, 2002. Upon adoption of this pronouncement, the Company ceased amortization of goodwill with a net carrying amount of $64,012 and annual amortization of approximately $4,344. The new pronouncement requires goodwill to be written down when there has been a permanent impairment in its value. A permanent impairment in goodwill is determined by comparing the fair value of each reporting unit to the value of its other assets and goodwill. Based on management’s evaluation under the transitional impairment test in this new pronouncement, the Company has recorded a non-cash charge of $64,012 to write-off the net carrying amount of the Company’s goodwill in the first quarter of fiscal 2003. The impairment loss has been recognized as the effect of a change in accounting policy and charged to the September 1, 2002 deficit without restatement of comparative figures.

(9)	Effective June 1, 2003, the Company reduced the estimated future useful lives of machinery and equipment from a maximum of 30 years to a maximum of 15 years. This resulted in increased depreciation expense of $0.9 million in fiscal 2003.

Anchor Lamina prepares its financial statements in accordance with Canadian GAAP. These principles conform in all material respects with U.S. GAAP except as described in Note 17 to the August 31, 2003 Consolidated Financial Statements.

The following table sets forth selected financial data of Anchor Lamina for the three fiscal years ending August 31, 2003, 2002, and 2001 as if the financial statements had been prepared in accordance with accounting principles generally accepted in the United States.

	Fiscal Year Ended August 31,
	2001	2002	2003
	(Audited) (Dollars in Thousands)
Statement of (Loss) Income Data:
Operating (loss) income	$(1,056)	$6,567	$13,116
(Loss) income before income taxes	(9,342)	(4,436)	6,543
Net (loss) income before cumulative effect of change in accounting policy	(7,180)	(4,400)	4,942
Cumulative effect of change in accounting policy	—	—	(64,012)
Net loss (a)	(7,180)	(4,400)	(59,070)
Balance Sheet Data:
Total assets	$224,855	$217,166	$135,604
Long-term debt	97,711	94,482	76,322
Shareholders’ equity	88,612	86,052	29,444

(a)	The write-off of goodwill is included in Net loss for US GAAP purposes, but is recorded as a charge to the September 1, 2002 deficit for Canadian GAAP purposes.

Risk Factors

The Company is dependent on the automotive industry for sales of most of its products, and changes in demand for its products in that industry or in other industries, some of which are cyclical, could adversely affect the Company’s revenues.

The Company sells to original equipment manufacturers, referred to in this report as “OEMs”, and other customers in a number of industries including the automotive, appliance, farm equipment, hardware for home construction and other manufacturing industries. Although management cannot be certain as to the industries in which products sold to its customers are eventually used, management believes that approximately 60% of its revenues are from products sold by the Company that end up in the automotive industry. Generally demand for die sets stems from tooling changes resulting from technological advancement, model differentiation, product enhancement and start-up tooling requirements, among other factors. Any lengthening of product or model life cycles, therefore, could have a material adverse effect on the Company. Also, any conditions that lead to deferral of spending on tooling in the industries in which the Company’s products are used could adversely affect the Company’s results for a particular period. See Item 4 “Information on the Company – Cyclicality of Business”.

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

Steel is the primary raw material used in the manufacture of fabricated steel die sets. Increases in the price of steel would cause a corresponding increase in the cost of production, which may not in all cases be passed on to the Company’s customers and could, therefore, reduce the Company’s profitability. The Company has historically not had any significant problems obtaining steel. However, any disruption in the availability of such steel plate could cause production interruptions or, to the extent the Company is forced to buy steel from other, higher-priced suppliers, an increase in the cost of production. The Company historically purchased the majority of its North

American steel requirements from a Canadian steel company. In fiscal 2003, this source idled its hot rolled plate mill. Delivery from alternative sources of steel plate commenced in 2003, mainly from a mill in the United States. The Company is currently dependent on this supplier for its steel requirements. Any disruption in supply from the Company’s major steel supplier could cause production interruptions or, to the extent the Company is forced to buy steel from other suppliers, an increase in the cost of production.

Exchange rate fluctuations affect the Company’s ability to repay the Notes.

As a result of the Company’s US and German operations, the Company is subject to the effects of currency fluctuations between the Euro and the Canadian dollar, and between the US dollar and the Canadian dollar. In addition, a significant portion of the Company’s revenues are received in Canadian dollars and in Euros. The Notes are denominated and payable in United States dollars. See Item 5 “Operating and Financial Review and Prospects – Exchange and Currency Fluctuations”.

Our substantial amount of indebtedness requires us to dedicate a substantial portion of our cash flows to the payment of principal and interest, which may impede our ability to obtain needed financing and may make us more vulnerable to economic downturns and competitive pressures.

As a result of significant debt incurred in connection with the Acquisition (described in Item 4 under the caption “History and Development of the Company”), the issuance of our Notes and our Credit Facility (as defined in Item 5 “Operating and Financial Review and Prospects – Liquidity and Capital Resources”), the Company is highly leveraged. As of August 31, 2003, the Company had outstanding indebtedness of approximately $83.7 million and available borrowings of approximately $11.8 million under the Revolving Facility (as defined in Item 5 “Operating and Financial Review and Prospects – Liquidity and Capital Resources”), and $14.3 million under the Term Facility (as defined in Item 5 “Operating and Financial Review and Prospects – Liquidity and Capital Resources”). As a result of this indebtedness:

•	a substantial portion of the Company’s cash flow from operations is dedicated to the payment of principal and interest on its indebtedness,

•	the Company’s indebtedness may impede its ability to obtain needed financing for working capital, capital expenditures and general corporate purposes,

•	the Company’s indebtedness may make it more vulnerable to economic downturns and may limit its ability to withstand competitive pressures,

•	the Company cannot be sure it will have sufficient cash flow to meet our obligations and commitments, although the Company believes it will have available lines of credit, subject to bank covenants, sufficient to meet all anticipated requirements in the 2004 fiscal year, including budgeted capital expenditures and expected working capital requirements.

The Company’s ability to meet its debt service requirements is dependent on its future performance, which, in turn, is subject to general economic conditions and to financial, business and other factors affecting the Company’s operations, many of which are beyond its control. See Item 5 “Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

There is no established public trading market for the Notes.

There is no established public trading market for the Notes, although there is sporadic trading in the over-the- counter market in the United States. There can be no assurance regarding the future development of a market for the Notes or the ability of holders of the Notes to sell their Notes, or the price at which such holders may be able to sell their Notes. The Notes can trade at prices that may be lower than their initial offering price, depending on many factors, including prevailing interest rates, the Company’s operating results and the market for similar securities. See Item 9 “The Offer and Listing”.

The Notes are junior to our senior debt.

The Notes are subordinated in right of payment to all existing and future senior debt of the Company and Anchor Lamina America, Inc., which are referred to in this report as the “Issuers”, including indebtedness under the

Credit Facility. As of August 31, 2003, the amount of the Issuers’ senior debt was approximately $12.7 million. Subject to some limitations, the Issuers are permitted to incur additional senior debt. As a result of the subordination provisions of the Notes, if the Company liquidates or becomes insolvent, its assets will be available to pay obligations on the Notes only after all senior debt has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. In addition, the Company may not pay amounts owing with respect to the Notes if any senior debt is not paid when due unless the payment default is cured, is waived or otherwise ceases to exist. See Item 5 “Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

Agreements governing the Issuers’ outstanding indebtedness impose operating and financial restrictions on the Issuers.

The agreements governing the outstanding indebtedness of the Issuers impose operating and financial restrictions on the Issuers. The Credit Facility requires the Issuers to maintain specified financial ratios and tests, including a fixed charge coverage ratio, minimum EBITDA levels, minimum Revolving Facility availability and maximum capital expenditure levels. The Credit Facility also restricts the Company’s ability to:

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

Substantially all of the Company’s facilities are subject to applicable federal, provincial, state and municipal laws concerning, among other things, emissions and discharges to the air, water and sewers, handling, storage and disposal of wastes, recycling, handling and storage of raw materials, including hazardous materials, or otherwise relating to the protection or conservation of the environment. Compliance with these laws has not had, and management does not expect it to have, a material effect upon the capital expenditures, operating income or competitive position of the Company.

In 1994, the United States Environmental Protection Agency directed Anchor Lamina America, Inc. to initiate an environmental investigation of the Bellaire, Michigan plant. Remediation was completed at the facility in November, 1998. Pursuant to the remediation plan, the Company is continuing to monitor the ground water until testing shows the elimination of chemical contamination.

Certain metals and chemical contamination has been found at the Company’s former fabricated steel die set manufacturing facility located in Cheshire, Connecticut. The Company is proceeding with delineation testing that, together with current State and Federal regulations, will determine the nature and extent of any required remediation of the site. The Company has recorded a liability of $2.6 million to pay for estimated remediation costs and professional fees. The liability is based on reports from environmental consulting firms.

Other than the remedial work completed at the Bellaire plant and the testing being conducted in Connecticut, no material studies or remedial measures are currently anticipated or planned by the Company or required by regulatory authorities with respect to the Company’s properties. The Company cannot be sure, however, that all environmental liabilities have been determined or accurately quantified, that any prior owner of the Company’s properties did not create a material environmental condition not known to the Company, or that a material environmental condition does not otherwise exist with respect to any such property. See Item 4 “Information on the Company – Environmental Matters”.

Alternative technologies could reduce the need for the Company’s products.

Potential alternative technologies to form metal and plastic parts, such as hydroforming or alternative molding techniques, such as blow molding or compression molding, might reduce the need for metal stamping or plastic injection molding. Such technologies do not yet represent significant competition. In the future, however, they could significantly reduce demand for the Company’s products. In addition, the ongoing shift from metal parts to plastic parts in industries such as the automotive industry could also have a negative impact on the Company’s fabricated steel die set business.

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

A change of control of the Company could require the Company to offer to repurchase the Notes when it does not have adequate funds to do so and could result in an event of default under its indebtedness.

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

The Company’s common shares are held by the Principal Shareholders and Management Shareholders, and they have the power to control the policies and operations of the Company. See Item 6 “Directors, Senior Management and Employees – Share Ownership”. Their interests might conflict with the interests of holders of the

Notes. In addition, they may have an interest in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance their equity investment, even though those transactions may involve risks to the holders of the Notes.

ITEM  4 INFORMATION ON THE COMPANY

History and Development of the Company

Anchor Lamina Inc., an Ontario corporation, was formed by amalgamation under the laws of the Province of Ontario, Canada on August 7, 1997. The registered office of Anchor Lamina is located at 10th Floor, TD Tower, 66 Wellington St. West, Toronto, Ontario, M5K 1A2. The executive offices of Anchor Lamina Inc. are located at 2590 Ouellette Avenue, Windsor, Ontario, N8X 1L7, (519) 966-4431. The registered office of Anchor Lamina America Inc., referred to in this report as Anchor America, is 38505 Country Club Drive, Suite 200, Farmington Hills, MI, 48333. The resident agent is Frank Mendonca.

Anchor Lamina’s original predecessor was Anchor Machine & Manufacturing Limited, referred to in this report as “Anchor Machine”, which was founded as a manufacturer of fabricated steel die sets in Mississauga, Ontario in 1960. In 1975, Clare E. Winterbottom, who had been the General Manager of Wheatly Manufacturing Ltd. (one of the oldest and largest manufacturers of fabricated steel die sets in Canada), and a group of associates, purchased Anchor Machine. Through the 1970’s and early 1980’s, Anchor Machine concentrated on the fabricated steel die set manufacturing business.

In August 1988, Anchor Machine bought Lamina Inc. (now, Lamina Components) as part of its strategy to achieve greater vertical integration and expand its non-automotive customer base. Anchor Machine had been Lamina Inc.’s largest customer and was the exclusive Canadian distributor of Lamina Inc.’s products. By 1989, Anchor Machine was selling fabricated steel die sets and related components, providing mold makers with services and specialized steel warehousing and supplying steel (torch cut, ground and stress relieved) for the upper and lower plates, ejectors, retainers and parallels assembled by makers of plastic injection molds. In December 1989, Anchor Machine acquired Reliance Steel Fabricators Limited to expand its services in steel fabrications. The acquisition of the Reliance Product Group allowed Anchor Machine to bid for large fabrications such as machine bases, scale decks, undercarriages and similar items. The acquisition also increased Anchor Machine’s capacity in the important Windsor/Detroit market.

In 1990, Anchor Machine changed its name to its current name, “Anchor Lamina Inc.”.

Having decided to expand its focus to global markets, Anchor Lamina purchased EOC, a major manufacturer and distributor of standard mold bases and related components in Europe, effective October 1994. EOC had been an important distributor of the products of Lamina Inc. in Europe over the previous 25 years. The acquisition served to expand the Company’s sales to Europe and to export its proprietary technology primarily related to the production of large-scale fabricated steel die sets.

In September 1995, Anchor Lamina purchased the business of Superior Steel, a Cheshire, Connecticut-based manufacturer of fabricated steel die sets and other similar products. This facility was closed in fiscal 2000. In January 1996, Anchor Lamina purchased the business of one of the main competitors of Lamina Inc., Micro Mirror, the products of which were absorbed by Lamina Components in 1997.

The Company completed the construction of the distribution centre for Lamina Components in Oak Park, Michigan, in January 1996. The distribution center was closed in November 2000. Through the implementation of the Anchor Lamina Production System, referred to in this report as “ALPS”, additional manufacturing space was made available in the Bellaire plant to allow distribution to be handled in Bellaire. It also opened additional fabricated steel die set plants in Cambridge, Ontario (September 1996) and Kentwood, Michigan (January 1997), and expanded the existing plants in Windsor, Ontario, Ouellette Avenue (June 2000), Mahlberg, Germany (September 2000) and Chemnitz, Germany (May 1997) and added a second Chemnitz, Germany plant (June 2000) to enable the Company to better serve its customers, to allow for growth in previously untapped markets and to expand overall capacity.

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

Effective May 31, 2001, the Company sold its business interests and operations at Mahlberg and Ludenscheid, Germany, and its distribution interests in France and the Czech Republic, collectively referred to in this report as “EOC”, for $33,288 (Euro 25,090). The purchaser was Milacron of Cincinnati, Ohio through its operating division D-M-E. In fiscal 2003, the Company received $7,315 (Euro 4,568) as full and final settlement of the balance of payment due from the purchaser which resulted in an additional loss on sale of the European operations of $383 (Euro 241).

On July 24, 2001, TD Capital’s Canadian Private Equity Partners Fund, through its subsidiary Harrowston Acquisition Corp., acquired all of Harrowston’s outstanding Class A shares. On May 26, 2003, the shares held by Harrowston Acquisition Corp. were transferred to Harrowston Holdings Limited.

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

In fiscal 2001, the Company spent $5.1 million on the purchase of capital assets and received funds in the amount of $6.5 million from the sale of the Lamina Components Oak Park, Michigan distribution center and the North American Die Set’s, referred to in this report as “NADS”, Windsor, Ontario Devon Road facility.

In fiscal 2002, the Company spent $4.9 million on the purchase of capital assets, primarily to increase machining capacity at the Windsor, Ontario facility, and to expand the implementation of ALPS at the Bellaire facility of Lamina Components, and received funds in the amount of $5.4 million from the sale of the Ludenscheid land and buildings.

In fiscal 2003, the Company spent $3.6 million on the purchase of capital assets, primarily to improve production efficiency at the Bellaire facility of Lamina Components and at all facilities of NADS.

In fiscal 2000, the Company repurchased US$35.8 million principal amount of the Notes, in the open market, for an aggregate cost of US$18.5 million. These repurchases resulted in a pre-tax gain of $23.8 million net of the write-off of related deferred finance fees and foreign exchange. In fiscal 2001, the Company repurchased US$6.6 million of Notes for an aggregate cost of US$3.0 million and a pre-tax gain of $5.1 million. In fiscal 2003, the Company repurchased US$5.6 million principal amount of the Notes, in the open market, for an aggregate cost of US$2.5 million. These purchases resulted in a pre-tax gain of $4.6 million net of the write-off of related deferred finance fees. The repurchases were funded from the Company’s cash resources and borrowings under available bank operating lines.

Business Overview

The Company is a leading international manufacturer and distributor of fabricated steel die sets and related components, cut, ground, fabricated, and stress-relieved steel plate, and mold base related components used in the tool and die and mold industries. The primary applications for these products are metal stamping and plastic molding. A fabricated steel die set is a tool holder which in most cases is comprised of two steel plates that have been machined to standard or custom specifications and which are then typically assembled with various pins, bushings, gibs and wear plates into a matching “set”. Tool and die makers build and mount tooling in the die set which is then placed in a stamping press to produce the desired shaped metal part. The part is then used by an OEM in the final assembly of end products such as automobile fenders and refrigerator doors. Die sets range in size from six inches by six inches to 120 inches by 240 inches, and in weight from less than 40 pounds to greater than 50,000 pounds. Mold bases provide the same function as die sets in the molding of plastic parts, generally through the thermal plastic injection molding process. Such parts are then used by OEMs in the final assembly of end products such as housewares and plastic toys. Die set and mold base components are mounted on die sets and mold bases, as applicable, to perform various functions such as guiding the two steel plates together during the stamping or molding process. A significant source of demand for components arises from the need to replace broken or worn components in operating die sets and mold bases.

A die set or mold base is usually designed specifically to manufacture a specific product and is not reused to manufacture other products. Therefore, when there is a change in the design of a product, such as a snowmobile, new die sets or mold bases are usually required. While die sets and mold bases are critical links in an OEM’s manufacturing process, they generally represent only 10-20% of the total cost of a complete tool or mold assembly.

The die set and related components and the mold base related components industries are fragmented and niche-oriented and have traditionally been characterized by a limited number of large competitors and numerous smaller privately-held companies servicing the needs of local customers.

The Company conducts its operations through three principal operating units: North American Die Sets (fabricated steel die sets and steel services) and Lamina Components (die set and mold base components) in North America, and Anchor Lamina Holdings GmbH (fabricated steel die sets) in Europe. The Company’s manufacturing facilities employ modern production technology, including computer automated manufacturing equipment large enough to manufacture large-scale and complex fabricated steel die sets and mold bases. The capability to manufacture large-scale and complex fabricated steel die sets and mold bases is one of the Company’s significant competitive advantages relative to most smaller regional manufacturers.

•	NADS manufactures fabricated steel die sets and provides steel plate services, such as fabrications, cutting, grinding, and stress-relieving, in North America, and distributes die set components in Canada. NADS operates through seven plants in North America, two of which are located in the United States and five of which are located in Canada.

•	Lamina Components manufactures and distributes die set and mold base components for use by die set and mold base makers (including NADS and many of its North American competitors), tool and die makers and mold makers. Die set and mold base components include pins, bushings, gibs, wear plates, die springs and cams. Lamina Components operates a plant and distribution center in Bellaire, Michigan, and an administrative office in Farmington Hills, Michigan.

•	Anchor Lamina Holdings GmbH manufactures and distributes fabricated steel die sets for die set makers and tool and die makers. Anchor Lamina Holdings GmbH operates two plants in Chemnitz, Germany.

North American Die Sets

NADS consists of the operations of the United States Die Set Product Group, the Canadian Die Set Product Group and the Reliance Product Group. It manufactures fabricated steel die sets and provides steel plate services such as fabrications, cutting, grinding, and stress-relieving in North America and distributes die set components in Canada. It has plants in Windsor, Mississauga, Cambridge, and Tilbury, Ontario; Montreal, Quebec, and Madison Heights (a suburb of Detroit) and Kentwood, Michigan. The facilities in Windsor, Mississauga, Cambridge and

Kentwood range in size from 40,000 to 116,000 square feet and each has a full range of machinery and equipment. The 116,000 square foot facility in Windsor also acts as a centralized steel warehouse for the Windsor operations and the Reliance Product Group. At the Montreal plant (12,000 square feet), there is a limited range of similar equipment with large orders being produced at the Mississauga or Cambridge plants. The Madison Heights plant (5,000 square feet) is used as a distribution center for components.

During the 1996 fiscal year, the Company completed the construction of a new 60,000 square foot plant in Cambridge, Ontario and a 40,000 square foot plant in Kentwood, Michigan. The new plant in Cambridge, Ontario increased capacity by 50% in this industrial area of Ontario. The construction of the Kentwood, Michigan plant supported the increased market penetration achieved by NADS in the Michigan area and provided a base for expansion into Illinois, Indiana and Wisconsin.

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

NADS manufactures products and provides services used by the tool and die and mold industries. The prime applications for these products are metal stamping and plastic molding. NADS offers three distinct products and services: custom and stock fabricated steel die sets, cutting and grinding services and die set components.

Custom fabricated steel die sets are manufactured to meet customer specifications. Typically, the size of the fabricated steel die set, the location of the pins, the thickness of the steel, the type of bushings and the special machining required differ with each order. Turn-around time for a custom fabricated steel die set is approximately one to four weeks depending upon the size and complexity of the order. Stock fabricated steel die sets are manufactured to standard dimensions with respect to pin size and location and the thickness of steel used.

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

Lamina Components, formerly Lamina Inc., is a division of Anchor Lamina America, Inc. It is a major manufacturer and worldwide distributor of die set and mold base components such as pins, gibs, bronze-plated bushings, cams and wear plates used by the metal stamping and plastic injection mold industries. The bronze- plating process employed by Lamina Components is an electroplating technique that applies a coating of 89% copper and 11% tin onto a steel backing, combining the natural lubricity of bronze and the strength of the steel base. This process offers cost and quality advantages over competing processes. Bronze-plated components manufactured by Lamina Components include die and mold bushings, gibs and wear plates. Lamina Components also manufactures non-bronze components, such as guide pins and mold pins, and distributes die springs, rubber springs, wear plates, urethane springs, disc springs, stock lifters and cams.

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

Anchor Lamina Holdings GmbH

Anchor Lamina Holdings GmbH manufactures and distributes fabricated steel die sets for die set makers and tool and die makers. It operates out of a 40,000 square foot facility, and a 30,400 square foot facility, both in Chemnitz, Saxony, Germany. It also has associated companies in Belgium and Russia. The Chemnitz facilities manufacture large-scale and complex fabricated steel die sets similar to those produced by NADS.

Management believes that Anchor Lamina Holdings GmbH has approximately 15% of the German die set market. Anchor Lamina Holdings GmbH has over 500 customers, the majority of which are located in Germany.

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

NADS competes with approximately 10 major manufacturers of die sets in North America and many smaller regional manufacturers. The most significant competitors are Danly Die Set Company/Division of Connell Limited Partnership (Cleveland, Ohio), Lempco Inc. (Cleveland, Ohio), Superior Die Set Corp. (Oak Creek, Wisconsin), and Producto Machine Company (Bristol, Connecticut). Lamina’s most significant competitors are Danly IEM Company/Division of Connell Limited Partnership (Cleveland, Ohio), Sankyo (Japan), Oiless (Japan), Misumi (Japan), LuBo (South Korea), Fibro (Austria), Voest Alpine (Stuttgart, Germany) and Agathon (Switzerland). In Europe, the major competitors of Anchor Lamina Holdings GmbH are Steinl and Fibro in South Germany, Voest Alpine in Austria and Danly in Belgium.

Diversified Sales

The Company’s revenues are diversified across a wide range of products, customers, industries and geographic regions, which reduces the Company’s exposure to economic or industry cyclicality.

	Fiscal Year Ended August 31, (Dollars in Thousands)
Product or Service	2003		2002		2001
Custom and Stock Fabricated steel die sets	$52,403	36%	$43,899	32%	$39,519	23%
Die Set Components	49,026	34%	50,207	37%	62,775	37%
Cutting and Grinding Services	39,597	26%	37,339	27%	34,387	21%
Fabrications	6,294	4%	5,789	4%	5,602	3%

Mold Bases and Components					26,291	16%

Total Sales	$147,320	100%	$137,234	100%	$168,574	100%

•	In each of the past five fiscal years, no single direct customer accounted for more than 4% of revenues.

•	Although management cannot be certain as to the industries in which products sold to its customers are eventually used, management believes that revenues are generally comprised of an estimated 60% for automotive, 10% for appliances, 5% for hardware for home construction, 4% for toys, 4% for pharmaceuticals and 17% across various other industries including office furniture, lighting systems, aerospace, defense, farm equipment and sports vehicles, such as snowmobiles and golf carts.

The following table provides information concerning the Company’s sales and assets by geographic region:

	Fiscal Year ended August 31,
(Dollars in Thousands)	2003 (Audited)		2002 (Audited)		2001 (Audited)
Sales
Canadian Operations
To Canadian markets	$64,473		$60,253		$55,521
Intercompany	20,974		17,461		17,718
United States Operations
To United States markets	65,975		63,520		65,046
Intercompany	11,071		10,849		11,668
International	3,189		3,050		1,271
European Operations
To European markets	13,683		10,411		46,736

	179,365		165,544		197,960
Intercompany Sales	32,045		28,310		29,386

Consolidated Sales	$147,320		$137,234		$168,574

Assets
Canadian operations	$69,072	52%	$76,733	36%	$72,394	33%
United States operations (1)	46,638	35%	113,505	53%	122,552	55%
European operations	16,597	13%	24,160	11%	26,405	12%

	132,307	100%	$214,398	100%	$221,351	100%

(1)	The assets in the United States operations have decreased significantly due to the write-off of goodwill in September 2002. (See “Item 3 - KEY INFORMATION – Notes to Selected Historical Consolidated Financial Data (8)” for a detailed description of the change in accounting policy for goodwill).

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

Market Share

Information is limited regarding market sizes and shares for the die set and related components and mold base components industries. However, management believes that the Company is one of the largest manufacturers of fabricated steel die sets and related components in North America with an estimated 25-30% share of the external fabricated steel die set market. Management also believes that the Company has an estimated 70-80% share of the external fabricated steel die set market in Canada, and an estimated 40-50% of the external fabricated steel die set market in the greater Detroit area. In addition, management believes that the Company has an estimated 15% share of the German die set market.

Customer Base and Distribution

North American Die Sets

NADS sells, through its own sales force, to the tooling industry, which manufactures tools for the whole spectrum of metal stamping and plastic molding industries. Approximately 80% of NADS’ direct sales in the 2003 fiscal year were to small specialized tool and die makers. The largest direct customer accounted for approximately 1.0% of the business of NADS in the 2003 fiscal year.

Lamina Components

In the United States, Lamina Components distributes its products through the Bellaire, Michigan facility, 12 “Preferred Business Partners” (stocking distributors which carry a substantial portion of Lamina Components line) and over 30 smaller stocking distributors. In turn, over 100 other distributors draw products from the Lamina Components Bellaire facility and the distributors. The Company acts as its own distributor of Lamina products in Canada. About 93% of Lamina Components’ sales are in North America. Lamina Components’ international sales are currently handled through distributors in Australia, Belgium, Spain, Germany, Italy, New Zealand, Singapore, South Korea, Japan and Brazil.

Purchases by NADS were $11.0 million, or approximately 25.7%, of Lamina Components’ sales for the 2003 fiscal year, as compared to approximately $10.7 million, or approximately 23.8% of sales for the 2002 fiscal year.

Anchor Lamina Holdings GmbH

Anchor Lamina Holdings GmbH has over 500 customers, the majority of which are located in Germany. It sells its products through its own sales force.

During the 2003 fiscal year, Anchor Lamina Holdings GmbH had sales of approximately $13.7 million, the majority of which were in the German market.

Technology, Product Development and Patents

The Company neither holds any material patents, trademarks, licenses or franchises nor pays any significant royalties or fees in respect of such intangible items to any third parties. Lamina Components is manufacturing a new generation of cams that comply with North American Automotive Metric Standards (NAAMS). GM, Ford and Daimler Chrysler have appointed Lamina Components as a key source of NAAMS cams for future tooling needs. The Company does not maintain a formal on-going research and development program although its various operating units are continually pursuing new products as well as enhanced manufacturing techniques, equipment and methods to improve existing products and services to its customers.

Manufacturing

The Company operates nine manufacturing facilities in three countries that employ modern production technology, including computer automated manufacturing equipment large enough to manufacture large-scale and complex fabricated steel die sets, die set components and mold base components.

Suppliers

The largest portion of the Company’s manufacturing cost, other than labor, is steel. The principal supplier to the Company was a Canadian steel company, which idled its hot rolled plate mill in fiscal 2003. The Company has since commenced delivery from alternative sources, mainly from a mill in the United States. The Company is currently dependent on this supplier for its steel requirements.

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

Organizational Structure

The following chart illustrates the corporate structure of the Company, including all material subsidiary entities and their jurisdictions of formation, and principal operating units and the locations of their facilities:

Notes:

(1)	Anchor Lamina was formed on August 7, 1997, upon the amalgamation of AKC Acquisition Corp. and Anchor Lamina Inc. Reliance Steel Fabricators Limited was amalgamated with Anchor Lamina on September 1, 2001.

(2)	On August 7, 1997, Anchor Lamina Holdings, Inc. merged with, and into, Anchor Lamina America, Inc. On August 6, 1997, Lamina Inc., Anchor Die Supply, Inc. and Superior Steel Acquisition Corporation merged with, and into, Anchor Lamina Holdings, Inc.

(3)	Anchor Lamina GmbH means Anchor Lamina Holdings GmbH, Anchor Lamina Verwaltungs-gesellschaftmbH (the general partner of Anchor Lamina GmbH & Co. KG and a wholly-owned subsidiary of Anchor Lamina Holdings GmbH), Anchor Lamina Die Sets GmbH (the limited partner of Anchor Lamina GmbH & Co. KG and a wholly-owned subsidiary of Anchor Lamina Holdings GmbH), Anchor Lamina GmbH (Chemnitz) and the following entities in which Anchor Lamina GmbH & Co. KG has an interest: TANTAL EOC (Russia) (37% interest); and EOC Normalien Belgium (49% interest).

(4)	NADS consists of the operations of the United States Die Set Product Group, the Canadian Die Set Product Group and the Reliance Product Group.

Property, Plants and Equipment

The following is a listing and brief description of the significant properties used in the conduct of the Company’s business as at December 5, 2003. All of the properties and facilities are owned, except for the offices in Farmington Hills, Michigan, and all of the owned properties are subject to mortgages securing the Company’s bank Credit Facility.

Address of Property	Size (sq. ft.)	General Use and Description
Canadian Die Set Product Group
1200 Lakeshore Road East, Mississauga, Ontario	54,000	Offices and manufacturing (fabricated steel die sets)
311 Pinebush Road, Cambridge, Ontario	60,000	Manufacturing (fabricated steel die sets)
1450 Alphonse-D. Roy, Montreal, Quebec	12,000	Manufacturing (fabricated steel die sets)
United States Die Set Product Group
2590 Ouellette Avenue, Windsor, Ontario	116,000	Offices, centralized steel warehouse and manufacturing (fabricated steel die sets)
95 East Ten Mile Road, Madison Heights, Michigan	5,000	Offices and distribution center (components)
4300 40th Street, Kentwood, Michigan	40,000	Manufacturing (fabricated steel die sets)
1855 Peck Lane, Cheshire, Connecticut (1)	38,000	Currently under lease

Reliance Product Group
95 Lyon Avenue North, Tilbury, Ontario	38,000	Manufacturing (fabrications)

Lamina Components Product Group
38505 Country Club Drive, Suite 200, Farmington Hills, Michigan (2)	6,800	Offices
3650 South Derenzy Road, Bellaire, Michigan	150,000	Manufacturing and distribution center (components)

Anchor Lamina Holdings GmbH
An der Wiesenmühle 19, Chemnitz, Germany	40,000	Manufacturing (fabricated steel die sets)
Tuchschererstr.8, Chemnitz, Germany	30,400	Manufacturing (fabricated steel die sets)

(1)	Commencing on March 1, 2002 the facility is under lease to Peck Lane Associates LLC (Waterbury Button Company) until January 31, 2007, with a three year lease renewal option at the end of the lease. The lease also contains a purchase option which is exercisable at the end of the 3rd year of the lease, at the end of the 4th year of the lease, at the end of the lease, or at the end of the renewal period.

(2)	Premises leased until November 1, 2008.

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

Certain metals and chemical contamination has been found at the Company’s former fabricated steel die set manufacturing facility located in Cheshire, Connecticut. The Company is proceeding with delineation testing that, together with current State and Federal regulations, will determine the nature and extent of any required remediation of the site. The Company has recorded a liability of $2.6 million to pay for estimated remediation costs and professional fees. The amount of the recorded liability is based on reports from environmental consulting firms.

Other than the remedial work completed at the Bellaire plant and the testing being conducted in Connecticut, no material studies or remedial measures are currently anticipated or planned by the Company or required by regulatory authorities with respect to the Company’s properties.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

The following table summarizes Anchor Lamina’s consolidated historical results of operations, including as a percentage of net sales, for the 2001, 2002 and 2003 fiscal years.

	Fiscal Year Ended August 31,
	2001		2002		2003
	(Audited) (Dollars in Thousands)
Statement of (Loss) Income:
Net sales	$168,574	100.0%	$137,234	100.0%	$147,320	100.0%
Gross profit	46,537	27.6	39,554	28.8	42,325	28.7
Selling, general and administrative expenses	28,634	17.0	22,174	16.1	22,821	15.5
Depreciation and amortization	12,669	7.5	11,649	8.5	8,463	5.7

Operating income	5,234	3.1	5,731	4.2	11,041	7.5
Loss (gain) on disposal of capital assets	1,530	0.9	(997)	(0.7)	206	0.1
Other (income) expense, net	(320)	(0.1)	450	0.3	(4,649)	(3.1)
Interest expense, net	13,366	7.9	10,714	7.8	8,941	6.1

Income (loss) before income taxes	(9,342)	(5.6)	(4,436)	(3.2)	6,543	4.4
Income taxes	(2,162)	(1.3)	(36)	(0.0)	1,601	1.0

Net income (loss)	$(7,180)	(4.3)%	$(4,400)	(3.2)%	$4,942	3.4%

For a reconciliation of the Company’s financial statements with United States generally accepted accounting principles, see Note 17 of the August 31, 2003 Notes to the Consolidated Financial Statements.

Fiscal Year Ended August 31, 2003 Compared to Fiscal Year Ended August 31, 2002

Net Sales

The Company’s sales increased by $10.1 million, or 7.3%, to $147.3 million for the 2003 fiscal year, from $137.2 million for fiscal 2002. Excluding the impact of all foreign exchange rate changes, sales increased by $14.4 million, or 10.5%, compared to fiscal 2002.

The following table sets out sales for the fiscal years ended August 31, 2002 and August 31, 2003 and the percentage increase (decrease) in sales for the 2003 fiscal year in comparison to the 2002 fiscal year for each principal operating unit of the Company.

	Fiscal Year Ended August 31,		Percentage Increase (decrease) in Sales
	2002	2003
	(Unaudited / 000s)
Principal Operating Unit
North American Die Set	$92,660	$101,904	10.0%
Lamina Components	44,923	42,738	(4.9)
Anchor Lamina Holdings GmbH	10,411	13,683	31.4

	147,994	158,325	7.0
Total inter-divisional sales	(10,760)	(11,005)	2.3

Total sales	$137,234	$147,320	7.3

Sales of NADS products increased by $9.2 million, or 10.0%, to $101.9 million for the 2003 fiscal year from $92.7 million for fiscal 2002. Sales increases were due to increased releases of tooling programs by OEM’s. Excluding the impact of a year over year depreciation of the United States dollar, sales increased $12.9 million, or 12.7%.

Sales of Lamina Components decreased by $2.2 million, or 4.9%, to $42.7 million for the 2003 fiscal year from $44.9 million for fiscal 2002. Excluding the impact of a year over year depreciation of the United States dollar, sales increased $0.4 million, or 0.9%.

Sales from Anchor Lamina Holdings GmbH increased by $3.3 million, or 31.4%, to $13.7 million for the 2003 fiscal year from $10.4 million for fiscal 2002. Excluding the impact of a year over year appreciation of the Euro, sales increased $2.0 million, or 19.1%.

Gross Profit

Gross profit increased by $2.8 million, or 7.0%, to $42.3 million for the 2003 fiscal year from $39.5 million for fiscal 2002. Gross profit as a percentage of sales, referred to in this report as “gross profit margin”, decreased from 28.8% for the 2002 fiscal year to 28.7% for fiscal 2003. The change in the gross profit was due primarily to increased volumes in NADS and Anchor Lamina Holdings GmbH as compared to fiscal 2002. Gross profit on products manufactured in Canada and shipped to the US were adversely affected by the depreciation of the US dollar in the second half of fiscal 2003.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $0.6 million to $22.8 million for the 2003 fiscal year, from $22.2 million for fiscal 2002. As a percent of sales, these expenses decreased from 16.1% to 15.5%. The increase in dollar costs was primarily the result of higher office, sales and management personnel costs of $0.5 million.

Depreciation and Amortization

Depreciation increased by $0.7 million to $7.6 million for the 2003 fiscal year from $6.9 million for fiscal 2002, primarily as a result of the reduction in estimated useful lives of machinery and equipment from a maximum of 30 years to a maximum of 15 years effective June 1, 2003. Amortization of goodwill and deferred financing fees decreased by $3.9 million to $0.8 million for the 2003 fiscal year from $4.7 million for fiscal 2002, primarily as a result of decreased goodwill amortization of approximately $4.3 million resulting from the change in accounting policy which required the write-off of goodwill in September, 2002.

Operating Income

Income before interest, income taxes, loss (gain) on disposal of capital assets and other (income) expenses, referred to in this report as “operating income”, increased by $5.3 million, or 92.7%, to $11.0 million for the 2003 fiscal year, from $5.7 million for fiscal 2002. This increase was a result of higher sales volumes and lower goodwill amortization, partially offset by higher selling, general and administrative expenses in the 2003 fiscal year. The factors contributing to this increase in operating income are further discussed in the preceding paragraphs of this section.

Loss (Gain) on Disposal of Capital Assets

In fiscal 2003, the Company sold or disposed of assets for proceeds of $0.2 million. The assets sold or disposed of had a net book value of $0.4 million, and resulted in a loss on sale of $0.2 million.

Other (Income) Expense, Net

Other (income) expense, net increased by $5.1 million to ($4.6) million for the 2003 fiscal year from $0.5 million for fiscal 2002. Other income in fiscal 2003 is primarily the result of a gain on early retirement of debt of $4.6 million and exchange gains of $1.6 million, partially offset by plant closure and related environmental expenses of $1.1 million and an additional loss on the sale of the German operations of $0.4 million (see Item 4 “INFORMATION ON THE COMPANY – History and Development of the Company”).

Interest Expense

Net interest expense decreased by $1.8 million to $8.9 million for the 2003 fiscal year from $10.7 million for fiscal 2002. This decrease results from lower interest on long term debt as a result of scheduled quarterly repayments of term loans throughout the year, from the fiscal 2003 repurchase of US$5.6 million principal amount of the Notes, from an appreciation of the Canadian dollar versus the US dollar with respect to interest expense on US dollar denominated debt, and from lower interest on short term debt as a result of repayment of revolving loans from the final settlement of the sale of EOC (see Item 4 “INFORMATION ON THE COMPANY – History and Development of the Company”).

Income Taxes

Income tax expense increased by $1.6 million from a recovery of $36,000 for the 2002 fiscal year to an expense of $1.6 million for fiscal 2003, primarily as a result of an increase in the pre-tax income from a loss of $4.4 million in fiscal 2002 to income of $6.5 million in fiscal 2003.

Net (Loss) Income

The net income for the 2003 fiscal year of $4.9 million increased by $9.3 million from the $4.4 million net loss experienced in fiscal 2002. This increase in the net income resulted primarily from items described above that resulted in higher operating income, lower interest expense, and the change in other (income) expense, partially offset by the change in the loss (gain) on disposal of capital assets (see Item 4 “INFORMATION ON THE COMPANY – History and Development of the Company”) and income taxes described above.

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

	Fiscal Year Ended August 31,		Percentage Increase (decrease) in Sales
	2001	2002
	(Unaudited / 000s)
Principal Operating Unit
North American Die Set	$85,976	$92,660	7.8%
Lamina Components	47,467	44,923	(5.4)
Anchor Lamina Holdings GmbH	46,736	10,411	(77.7)

	180,179	147,994	(17.9)
Total inter-divisional sales	(11,605)	(10,760)	(7.3)

Total sales	$168,574	$137,234	(18.6%)

Sales of NADS products increased by $6.7 million, or 7.8%, to $92.7 million for the 2002 fiscal year from $86.0 million for fiscal 2001. Sales increases were due to a release of tooling programs by OEM’s.

Sales of Lamina Components decreased by $2.5 million, or 5.4%, to $44.9 million for the 2002 fiscal year from $47.5 million for fiscal 2001. Excluding the impact of a year over year appreciation of the United States dollar, sales decreased $3.8 million, or 8.0%.

Sales from Anchor Lamina Holdings GmbH decreased by $36.3 million, or 77.7%, to $10.4 million for the 2002 fiscal year from $46.7 million for fiscal 2001. Excluding the impact of a year over year appreciation of the Euro, sales decreased $36.9 million, or 79.0%. The sold EOC business accounted for $37.6 million of the reduction with a partially offsetting $0.7 million increase in sales of Anchor Lamina Holdings GmbH (see Item 4 “INFORMATION ON THE COMPANY – History and Development of the Company”).

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

Depreciation and Amortization

Depreciation decreased by $1.2 million to $6.9 million for the 2002 fiscal year from $8.1 million for fiscal 2001, as a result of the sale of the EOC business in May of fiscal 2001. Amortization of goodwill and deferred financing fees remained constant at $4.7 million for the 2002 fiscal year and $4.6 million for fiscal 2001.

Operating Income

Operating income increased by $0.5 million, or 9.5%, to $5.7 million for the 2002 fiscal year, from $5.2 million for fiscal 2001. This increase was a result of higher sales volumes (excluding EOC) and the increase in gross profit, partially offset by higher selling, general and administrative expenses in the 2002 fiscal year. The factors contributing to this increase in operating income are further discussed in the preceding paragraphs of this section.

Loss (Gain) on Disposal of Capital Assets

In fiscal 2002, the Company sold the Ludenscheid land and building for proceeds of $5.4 million. The assets sold had a net book value of $4.0 million, and resulted in a gain on sale of $1.4 million (see Item 4 “INFORMATION ON THE COMPANY – History and Development of the Company”). Also during fiscal 2002, the Company recorded a write-down of obsolete manufacturing equipment of $0.4 million.

Other (Income) Expense, Net

Other (income) expense, net changed by $0.8 million to an expense of $0.5 million for the 2002 fiscal year from income of ($0.3) million for fiscal 2001. Other expense in fiscal 2002 is primarily the result of exchange losses of $0.3 million, and an additional loss on the sale of the German operations of $0.2 million.

Interest Expense

Net interest expense decreased by $2.7 million to $10.7 million for the 2002 fiscal year from $13.4 million for fiscal 2001. This decrease results from lower interest on long term debt as a result of scheduled quarterly repayments of term loans throughout the year, and the repayment of term loans in May 2001 from the proceeds of the sale of EOC, and from lower interest on short term debt as a result of repayment of revolving loans from the proceeds of sale of the Ludenscheid land and building in March 2002. (see Item 4 “INFORMATION ON THE COMPANY – History and Development of the Company).

Income Taxes

Income tax recoveries decreased by $2.2 million from a recovery of $2.2 million for the 2001 fiscal year to a recovery of $36,000 for fiscal 2002, primarily as a result of a decrease in the pre-tax loss from $9.3 million in fiscal 2001 to $4.4 million fiscal 2002.

Net Income (Loss)

The net loss for the 2002 fiscal year of $4.4 million decreased by $2.8 million from the $7.2 million net loss experienced in fiscal 2001. This decrease in the net loss resulted primarily from items described above that resulted in higher operating income, lower interest expense, and the change in the gain on disposal of capital assets (see Item 4 “INFORMATION ON THE COMPANY – History and Development of the Company”), partially offset by the change in other expense and income taxes described above.

Inflation

The Company does not believe that inflation had a material impact on its results of operations in the 2001, 2002 or 2003 fiscal years.

Exchange and Currency Fluctuations

As a result of the Company’s U.S. operations, the Company is subject to the effects of currency fluctuations between the U.S. dollar and the Canadian dollar. Since Anchor America is accounted for as a self-sustaining operation under both Canadian GAAP and U.S. GAAP, any gain or loss in the net asset value of Anchor America caused by exchange rate movements is reflected in Anchor Lamina’s financial statements only as a separate component of shareholders’ equity and not in Anchor Lamina’s statement of loss (income), other than with respect to inter-company loans, and would only be reflected in the statement of loss (income) if Anchor America were disposed of. The value of the Canadian dollar was $1.3851 per United States dollar on August 31, 2003, representing an appreciation during the 2003 fiscal year in the exchange rate of approximately 11.1% from $1.5589 on August 31, 2002.

As a result of the Company’s German operations, the Company is subject to the effects of currency fluctuations between the Euro and the Canadian dollar. Since Anchor Lamina Holdings GmbH is accounted for as a self-sustaining operation under Canadian GAAP and U.S. GAAP, any gain or loss in the net asset value of Anchor Lamina Holdings GmbH caused by exchange rate movements is reflected in Anchor Lamina’s financial statements only as a separate component of shareholders’ equity and not in Anchor Lamina’s statement of loss (income), and would only be reflected in the statement of loss (income) if Anchor Lamina Holdings GmbH was disposed of. The value of the Canadian dollar was $1.5218 per Euro on August 31, 2003, representing an appreciation during the 2003 fiscal year in the exchange rate of approximately 0.5% from $1.5292 on August 31, 2002. In accordance with Canadian generally accepted accounting principles, foreign denominated debt is converted at year-end exchange rates, while the income statement is converted at the average exchange rate for the year.

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

In December 2001, the CICA amended Handbook section 1650, Foreign Currency Translation, to eliminate the requirement of deferring and amortizing unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year. See Item 3 “KEY INFORMATION – Selected Financial Data” for a more detailed description of the amended CICA pronouncement.

Liquidity and Capital Resources

The Company’s total debt to total capitalization ratio as at August 31, 2003 was 0.74:1 as compared to total debt to total capitalization ratios as at August 31, 2002 and August 31, 2001 of 0.56:1 and 0.57:1, respectively. The increase in the current year ratio of total debt to total capitalization is primarily due to the write-off of goodwill in September 2002. (See “Item 3 – KEY INFORMATION – Notes to Selected Historical Consolidated Financial Data (8)” for a detailed description of the change in accounting policy for goodwill).

The offering of the US $100 million principal amount of Notes in fiscal 1998 was part of a plan to refinance a portion of the term debt incurred in connection with the Acquisition, to provide additional liquidity for the Company and to extend the average life and maturity of the Company’s capital structure. The Notes bear interest at 9-7/8% and are due on February 1, 2008. On December 5, 2003 US $52,025,000 of the notes are outstanding. Repurchases of the notes are detailed in Item 4 “Information On The Company – History and Development of the Company”.

On November 12, 2002, the Company refinanced the previously existing bank credit facility with a new facility (referred to in this report as the “Credit Facility”). The Credit Facility replaced the existing bank term loan and line of credit. The Credit Facility provides for borrowings in the aggregate amount of $50.0 million and is composed of (A) a $30.0 million revolving credit facility, subject to a borrowing base of allowable accounts receivable and inventories, maturing on November 14, 2005 (referred to in this report as the “Revolving Facility”) and (B) term loans of $20.0 million, $5.0 million drawn immediately and $15.0 million available for repurchases of Notes (referred to in this report as the “Term Facility”). The Term Facility matures on November 14, 2005 with principal repayments that commenced January 1, 2003 based upon a seven year amortization. The availability of the $15.0 million term facility is reduced by $535,000 per quarter commencing July 1, 2003. At December 5, 2003 this term facility available for Note repurchases had not been utilized, and was reduced to availability of $13.9 million. Under the terms of the Credit Facility, the Company is required to make accelerated repayments on the outstanding Term Facility based on its “excess cash flow” (as defined in the Credit Facility). Based on fiscal 2003 results, the excess cash flow calculation will require the Company to make additional principal repayments of $1.1 million by December 5, 2003. As of November 30, 2003 $5.9 million was outstanding under the Revolving Facility, and $14.1 million was the maximum available for additional borrowing. The Revolving Facility bears interest at Canadian bankers’ acceptance rate or Canadian prime rate plus 2.75% and US Libor plus 2.75% or US base rate plus 1.25%. As at November 30, 2003 $3.9 million was outstanding under the Term Facility. The Term Facility bears interest at Canadian bankers’ acceptance rate or Canadian prime rate plus 3.25% and US Libor plus 3.25% or US base rate plus 1.75%. The Credit Facility permits the Company to hedge some of its foreign exchange risk by permitting a portion of the facility to be available in US dollars, subject to borrowing base limitations.

The Company’s net working capital level increased by $2.2 million to $14.0 million at the end of the 2003 fiscal year from $11.8 million at the end of fiscal 2002. This net increase was primarily due to the following major factors: (1) increased cash, used to fund a $7.5 million decrease in bank indebtedness, primarily as a result of (A) $7.3 million in final settlement proceeds from the May 2001 sale of EOC, (B) $0.3 million decrease in non-cash working capital, (C) $9.0 million of cash provided by operations, and (D) $5.1 million in new long term debt incurred as part of the refinancing of the previously existing bank credit facility with the new Credit Facility, partially offset by (E) $8.9 million paid to decrease long term debt as a result of scheduled repayments and the repurchase of the $US5.6 million of outstanding Notes at a discount to their face value, (F) a $3.6 million investment in capital assets, and (G) $1.7 million in deferred financing costs incurred in connection with the Credit Facility, (2) a $3.0 million decrease in current portion of long term debt as a result of scheduled repayments, (3) a $1.4 million decrease in accounts payable and accrued liabilities primarily as a result of payment in fiscal 2003 for capital purchases at the end of the 2002 fiscal year, partially offset by (4) a $7.3 million decrease in current loans receivable as a result of final settlement proceeds received on the sale of EOC, and (5) a $2.6 million decrease in inventories as a result of planned reductions in inventory levels. In the Company’s opinion, its working capital is sufficient for its present requirements.

Capital expenditures during fiscal 2003 were $3.6 million, primarily to improve production efficiency at the Bellaire facility of Lamina Components and at all facilities of NADS.

During the year ended August 31, 2003, the Company repurchased 1,975,899 common shares from existing shareholders for $0.4 million. The Company offset a portion of the cash purchase price otherwise payable for these shares by $0.3 million of outstanding loans receivable from these shareholders. The $0.8 million excess of the share capital recorded on the balance sheet and allocable to the repurchased shares over the cost of repurchase has been recorded as contributed surplus.

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

The Company has budgeted $5.2 million for capital expenditures for the 2004 fiscal year. $2.9 million is budgeted to acquire additional capital equipment required for NADS, $0.8 million for Lamina Components, and $1.5 million for Anchor Lamina Holdings GmbH. The financing for these capital additions will be provided from cash flow from operations and the Credit Facility.

In addition to the budgeted capital expenditures, principal repayments on long-term debt are expected to be approximately $1.6 million in the 2004 fiscal year.

Under the Credit Facility, the Company believes it will have available lines of credit, subject to bank covenants, sufficient to meet all anticipated requirements in the 2004 fiscal year including budgeted capital expenditures and expected working capital requirements.

Research and Development, Patents and Licenses, Etc.

While the Company’s business is relatively capital intensive and increasingly dependent upon large-scale sophisticated production machinery, the Company neither holds any material patents, trademarks, licenses or franchises nor pays any significant royalties or fees in respect of such intangible property to any third parties. Lamina Components is manufacturing a new generation of cams that comply with North American Automotive Metric Standards (NAAMS). GM, Ford and Daimler Chrysler have appointed Lamina Components as a key source of NAAMS cams for future tooling needs. The Company does not maintain a formal on-going research and development program, although the Company, through its various operating units, is continually pursuing new product opportunities as well as enhanced manufacturing techniques, machinery and methods to improve existing products and services to its customers.

Trend Information

The Company’s view of the major trends developing in the die set and mold base industries are summarized below.

Increased Demand for Larger and More Complex Die Sets and Mold Bases

In order to reduce production and assembly costs, manufacturers are stamping and molding larger, more complex parts using larger die sets and mold bases. Large progressive dies, which reduce manufacturing costs by reducing the number of dies required, are becoming more prevalent and this also is contributing to the trend towards larger, more complex die sets. The resulting demand for larger and more complex die sets and mold bases requires manufacturers to invest in larger capacity machinery within an already capital intensive industry. The Company has responded to this trend by investing in larger capacity machinery.

Outsourcing

Given the high cost of machinery, and the economies of scale and production efficiency provided by independent manufacturers such as the Company, there has been a trend by OEMs over the last number of years to increase outsourcing. In particular, manufacturers as well as tool and die makers and mold makers are decreasing the production of in-house steel die sets, mold bases and related components, and further reducing in-house cutting and grinding services. The Company can often perform both of these activities at lower costs and at a higher quality due to its machinery and dedicated production facilities. The trend to outsourcing slows, and in some cases reverses, during slowdowns in the tool and die industry as OEM’s have unused capacity. In fiscal 2003, the trend to increased outsourcing continued.

Decreased Number of Customers

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

Increased Use of Plastic

Use of plastic is increasing in the industries in which the Company’s customers operate. For example, the automotive industry, driven by the desire to improve fuel economy, reduce costs and increase quality, has become a major user of plastic components. This trend is likely to continue globally and may have a negative impact on the Company’s fabricated steel die set sales, but should benefit the Company’s sales to the mold industry.

Steel vs. Cast Die Sets

Steel die sets, primarily produced and distributed in North America by the Company and its competitors, are more flexible, are produced more quickly and have lower life cycle cost than similar quality cast die sets. In certain cases, European and Asian tool and die makers have begun to discover the advantages of steel die sets and have switched from cast die sets to steel die sets. The Company has provided Anchor Lamina Holdings GmbH with the equipment necessary to manufacture steel die sets in Europe.

Developing Markets

Demand for the Company’s products from developing markets, including the former East Bloc, Latin America and Asia, is expected to continue to grow as the associated countries continue to develop their tool, die and mold industries. This represents an opportunity for the Company since Anchor Lamina Holdings GmbH is already active in the former East Germany.

Off-balance Sheet Arrangements

The Company has not engaged in any material off-balance sheet arrangements.

Tabular disclosure of contractual obligations

The following table outlines known contractual obligation payments due by period, as of August 31, 2003.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	more than 5 years
Long Term Debt Obligations	$76,322	$1,648	$2,614	$72,060	—
Purchase Obligations	756	756	—	—	—
Total	$77,078	$2,404	$2,614	$72,060	—

Safe Harbour

Some of the statements in this report are forward-looking statements, including statements regarding our future performance, the accuracy of which is necessarily subject to risks and uncertainties. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company or its management or officers, including statements preceded by, followed by or including forward-looking terminology such as “may”, “will”, “should”, “believe”, “expect”, “anticipate”, “estimate”, “continue”, “predict”, or similar expressions, with respect to various matters.

It is important to note that the Company’s actual results could differ materially from those anticipated from the forward-looking statements depending on various important factors. These important factors include potential disruption in the Company’s supply of steel, potential increases in steel prices, the Company’s dependence on the automotive industry, exchange rate fluctuation, the Company’s substantial leverage, operating and financial restrictions under the Company’s debt agreements, potential environmental liabilities, the potential development of alternative technologies to form metal and plastic parts, substantial competition in the die set industry, the adverse effects of a change in control of the Company, and the risks and uncertainties as described in Item 3 under the caption “Risk Factors”.

All forward-looking statements in this report are based on information available to the Company on the date of this report. The Company does not undertake to update any forward-looking statements that may be made by it or on its behalf in this report or otherwise.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Set forth below is certain information regarding the officers and directors of the Company:

Name	Position(s) with the Issuers
Roy Verstraete	Chief Executive Officer, President, Director of Anchor Lamina and Director of Anchor America
Joseph Wiley	Chairman of the Board, Director of Anchor Lamina
Michael Salamon	Director of Anchor Lamina and Director of Anchor America
David Sutin	Director of Anchor Lamina
Clare Winterbottom	Honorary Chair of the Board and Director of Anchor Lamina
Howard Steinberg	Director of Anchor Lamina
John Tough	Vice President and Chief Financial Officer of Anchor Lamina; Director, Vice President and Secretary of Anchor America
Paul Brisebois	Vice President, Sales, Canada of Anchor Lamina
Todd Castile	Vice President of Anchor Lamina, Vice President, Sales of Lamina Components
Dietrich Heyde	Vice President of Anchor Lamina, Vice President and General Manager of Lamina Components
Judith George	Corporate Secretary of Anchor Lamina

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

Joseph Wiley, Chairman of the Board and Director of Anchor Lamina. Mr. Wiley has been a director of Anchor Lamina since July 2001 and has been Chairman of the Board of Anchor Lamina since April 2002. Mr. Wiley is a partner at TD Capital, a merchant bank, which is a significant shareholder of the Company (see “Share Ownership”). Prior to joining TD Capital, he was a member of TD Securities’ Corporate Finance Group, a company engaged in merchant banking. Before joining TD Securities in 1994, Mr. Wiley was a partner in the law firm Davies, Ward & Beck where he practiced securities, mergers and acquisitions, and corporate law. Mr. Wiley also serves as a director to Holiday Canada Retirement Group Limited Partnership, Atlas Cold Storage Holdings Inc., and Comcare Limited.

Michael Salamon, Director of Anchor Lamina and Director of Anchor America. Mr. Salamon has been a director of Anchor Lamina and of Anchor America since July 2001. Mr. Salamon has been Vice President at TD Capital, a company engaged in merchant banking, since 2000. From 1993 to 2000, Mr. Salamon worked in the merchant banking industry at Harrowston holding the position of Vice President. Harrowston, now Harrowston Holdings Limited, is a significant shareholder of the Company, see “Share Ownership”.

David Sutin, Director of Anchor Lamina. Mr. Sutin has been a director of Anchor Lamina and Chairman of the Audit Committee since August 1997. Mr. Sutin was Vice-Chair of the Board from August 1997 to July 2001. He was a director of Anchor America from August 1997 to July 2001. Mr. Sutin was Executive Vice President of Harrowston (investment company) from 1991 to 2001.

Clare Winterbottom, Honorary Chair of the Board and Director of Anchor Lamina. Mr. Winterbottom has been Honorary Chair of the Board of Anchor Lamina since August 1997, and has been a director of Anchor Lamina since February 1988. He served as Chief Executive Officer of Anchor Lamina from February 1988 until December 1998. In 1975, Mr. Winterbottom and several partners acquired the predecessor company to Anchor Lamina. Mr. Winterbottom also serves as a director to Graham Group International Inc., and Art Gallery of Ontario.

Howard Steinberg, Director of Anchor Lamina. Mr. Steinberg has been a director of Anchor Lamina since July 2002. He has been Partner at Royal Bank Capital Partners (an investment banking firm and a unit of Royal Bank of Canada, a significant shareholder of the Company, see “Share Ownership”) since 2000. From 1990 to 2000 he worked at Three Generations Management and Realty Corp., a corporation focused on private equity investments, which he founded and subsequently sold in May 2000. Mr. Steinberg also serves as a director to Polyplan Technologies Inc., Core Networks Inc., ESuccess Inc., Lacent Software Inc., EcoWaste Solutions Inc., Commercial Alcohols Inc., Consolidated Envirowaste Inc., Internet Secure Inc., and Motivus Software Inc.

John Tough, Vice President and Chief Financial Officer of Anchor Lamina, and Director, Vice President and Secretary of Anchor America. Mr. Tough has been Vice President and Chief Financial Officer of Anchor Lamina since February 2001 and Director, Vice President and Secretary of Anchor America since February 2001. Previously, from June 2000 to February 2001, he was Vice President, Finance and Administration of Gas Recovery Systems, Inc. (producer of renewable energy). From 1994 to 2000 he was a Vice President with Laidlaw Transit and Laidlaw Waste Systems, operating companies of Laidlaw, Inc. (a waste management and transportation company), with financial and business development responsibilities.

Paul Brisebois, Vice President, Sales, Canada of Anchor Lamina. Mr. Brisebois has held the title of Vice President, Sales, Canada of Anchor Lamina since January 1, 2002. Mr. Brisebois joined Anchor Lamina in 1985 and served from 1996 to 2001 as General Sales Manager for Anchor Lamina, Canada.

Todd Castile, Vice President of Anchor Lamina, Vice President, Sales of Lamina Components. Mr. Castile has held the title of Vice President of Anchor Lamina since April 2, 2003, and Vice President, Sales of Lamina Components since January, 2003. Mr. Castile joined Anchor Lamina in 1985 and served from 2001 to 2002 as Component Technology Manager for Lamina Components. In 2000, he served as General Sales Manager for the United States Die Set Product Group, and from 1996 to 1999, he was General Manager of the Cheshire, Connecticut facility of NADS.

Dietrich Heyde, Vice President of Anchor Lamina, Vice President and General Manager of Lamina Components. Mr. Heyde has held the title of Vice President of Anchor Lamina since April 2, 2003. He has held the title of Vice President and General Manager of Lamina Components since 2001. Mr. Heyde joined Anchor Lamina in December 2000 and has served from 2001 to present as Vice President and General Manager for Lamina Components. Previously, from January 2000 to December 2000, he was Director of Operations of Tuthill Corporation, an industrial pump manufacturer. From 1997 to 1999 he was Director of Operations for Sunbeam Corporation’s Health Division, a scale manufacturer.

Judith George, Secretary of Anchor Lamina. Judith George has been Corporate Secretary of Anchor Lamina since August 1997. She is currently Vice President, Legal and Compliance, of TD Capital Group. Prior to that, she was corporate secretary and in-house counsel at Harrowston Inc. from June 1995 to July 2001.

Compensation

Compensation of Directors

Under the Company’s standard arrangement for the compensation of directors, outside directors excluding those that are employees of TD Capital receive an annual fee of $12,000 paid quarterly. Directors who are employees of the Company or of TD Capital receive no compensation for being members of the Board. Outside directors excluding those that are employees of TD Capital who are members of the Audit Committee receive an additional annual fee of $3,000. Members of the Board do not receive any additional compensation for meeting attendance or for membership on other committees of the Board of Directors. During the 2003 fiscal year there were five meetings of the Board of Directors.

Anchor Lamina has obtained, at its sole cost, liability insurance for its directors and officers in those capacities by means of a policy which also insures directors and officers of subsidiary entities of Anchor Lamina. The maximum coverage under the policy is US$30,000,000, subject to a deductible of US$250,000. The current annual premium is US$168,000. Neither the policy nor the premium paid make any distinction between the liability insurance for Anchor Lamina’s directors and for its officers.

Executive Compensation

The aggregate amount of compensation paid by Anchor Lamina and its subsidiaries during the fiscal year ended August 31, 2003 to all directors and officers as a group for services in all capacities was $1,964,871.

Pension Plans

Substantially all employees of the Company are members of defined contribution plans. The aggregate amount set aside or accrued by Anchor Lamina and its subsidiaries during the fiscal year ended August 31, 2003 to provide pension, retirement or similar benefits for directors and officers pursuant to any existing plan provided or contributed to by Anchor Lamina or its subsidiaries was $58,922.

Bonus Plan

Anchor Lamina has established two bonus plans. The first provides for annual bonuses for certain senior management ranging up to 60% of base salary; the second provides for annual bonuses for other management ranging up to 30% of base salary. In each case, the bonuses are based on substantially achieving or exceeding budgeted annual operating performance.

Option Plan

The Company’s option plan (the “Option Plan”) provides for the maximum granting of options exercisable for 11,602,476 shares.

As at December 5, 2003, 6,809,769 options had been granted to Management Shareholders under the Option Plan and all were unexercised. Each of the options consist of the right to purchase one common share. The exercise prices are as follows: 119,818 options at $0.8544 per common share, 3,594,975 options at $0.3500 per common share, 1,547,488 options at $0.4500 per common share, 773,744 options at $0.5500 per common share, and 773,744 at $0.6500 per common share. 119,818 of the options became exercisable in 1/3 cumulative annual installments beginning August 6, 1998, 500,000 options become exercisable in 1/3 cumulative annual installments beginning February 5, 2002, and 6,189,951 options become exercisable in 1/3 cumulative annual installments beginning June 1, 2002. 119,818 options expire on February 19, 2004, and 6,689,951 options expire on June 1, 2011.

In addition, under the Option Plan 4,792,707 options were granted to Harrowston Holdings Limited. Each of these options also consists of the right to purchase one common share at $0.8544 per common share. These options were exercisable immediately upon granting on August 6, 1997 and expire on August 6, 2007.

There were no stock options granted by Anchor Lamina to the officers during the 2003 fiscal year.

Board Practices

Directors of the Company serve until the next annual meeting of shareholders of the Company and until their successors are elected and qualified, or until their earlier death, resignation or removal. Officers of the Company serve at the discretion of the Board of Directors, or until their earlier death, resignation or removal. The Board of Directors is currently fixed (by the Unanimous Shareholders’ Agreement) at nine members. The Ontario Teacher’s Pension Plan Board seat on the Board of Directors is currently vacant. Harrowston Holdings Limited currently has two vacant board seats on the Board of Directors. For a description of the Unanimous Shareholders’ Agreement pursuant to which the directors of Anchor Lamina are elected, see “—Share Ownership – Unanimous Shareholders’ Agreement”. For information regarding the period during which directors and officers of the Company have served in their current offices with the Company, see “Directors and Senior Management”.

Neither the Company nor any of its subsidiaries has any directors’ service contracts providing for benefits upon termination of employment.

The board of directors of Anchor Lamina established an Audit Committee immediately following the Acquisition in August 1997. The Audit Committee is comprised of Mr. Sutin, as Chairman, and Messrs. Salamon and Steinberg. The Audit Committee recommends to the Board the independent auditors to be selected to audit the Company’s financial statements. The Audit Committee reviews items, which include the unaudited quarterly financial statements, the audited annual financial statements and reports from the independent auditors.

The Board of Directors of Anchor Lamina does not have a Compensation Committee. The Board of Directors sets salary levels and bonuses for the officers of Anchor Lamina and its subsidiary entities and reviews and approves the Company’s existing and proposed compensation plans.

Employees

As at August 31, 2003, the end of the Company’s most recently completed fiscal year, the Company employed 659 employees through its various subsidiary entities. On an operating unit basis, NADS employed 426 people, Lamina Components employed 158 people and Anchor Lamina Holdings GmbH employed 75 people. The Company employed 370 persons in Canada, 214 persons in the United States and 75 persons in Germany. The decrease from 2002 in Lamina Components employees was primarily the result of reduced sales activity during fiscal 2003.

As at August 31, 2002, the Company employed 661 employees through its various subsidiary entities. On an operating unit basis, NADS employed 422 people, Lamina Components employed 167 people and Anchor Lamina Holdings GmbH employed 72 people. The Company employed 365 persons in Canada, 224 persons in the United States and 72 persons in Germany. The decrease from 2001 in Lamina Components employees was primarily the result of reduced sales activity during fiscal 2002.

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

Share Ownership

The following table sets forth, as at December 5, 2003, information as to the common shares of Anchor Lamina beneficially owned by: (1) each director and executive officer of Anchor Lamina, (2) all other Management Shareholders (who are shareholders as of December 5, 2003) as a group, and (3) to the extent the information is known to the Company or can be ascertained from public filings, each person who is a beneficial owner of 5% or more of the Company’s issued and outstanding common shares:

Name	No. of Shares (1)	Beneficial No. of Shares (2)	Percentage of Shares (1)	Beneficial Percentage of Shares (2)	Percentage of Shares Fully Diluted (3)
Roy Verstraete (3)	0	4,126,634	*	2.7	3.9
Joseph Wiley	0	0	*	*	*
Michael Salamon	0	0	*	*	*
Clare Winterbottom (4)	5,851,901	5,851,901	3.9	3.9	3.6
John Tough	0	333,334	*	*	*
Paul Brisebois	0	0	*	*	*
Todd Castile	0	0	*	*	*
Dietrich Heyde	0	0	*	*	*
Judith George	0	0	*	*	*
Howard Steinberg	0	0	*	*	*
David Sutin	0	0	*	*	*
All other Management Shareholders (who are shareholders as of 12/05/03) as a group	3,710,204	3,830,022	2.5%	2.6%	2.4%
Harrowston Holdings Limited	52,689,195	57,481,902	35.4	37.4	35.8
Royal Bank of Canada	49,259,737	49,259,737	33.1	33.1	30.7
Ontario Teachers’ Pension Plan Board	37,437,402	37,437,402	25.1	25.1	23.3

Total	148,948,439	158,320,932	100.0%

*	Less than 1%

(1)	The “No. of Shares” and “Percentage of Shares” in this table are based on the common shares actually outstanding as of December 5, 2003, and do not include any shares the listed person has the right to acquire.

(2)	The “Beneficial No. of Shares” and “Beneficial Percentage of Shares” in this table are based on the number of common shares beneficially owned as of December 5, 2003. “Beneficial ownership” means sole or shared power to vote or direct the voting of a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct the disposition, of a security). A person is deemed for any date to have “beneficial ownership” of any security that such person has a right to acquire within 60 days after such date. For purposes of computing the number and percentage of common shares beneficially owned by each person named above, the following common shares were deemed to be beneficially owned and outstanding for the following persons as a result of options exercisable within 60 days of December 5, 2003 to purchase the following number of common shares:

Name	Shares
Roy Verstraete	4,126,634
John Tough	333,334
Management Shareholders	119,818
Harrowston Holdings Limited	4,792,707

Total	9,372,493

(3)	For purposes of computing “Percentage of Shares Fully Diluted”, all options granted were deemed to have become exercisable and to have been exercised by the holders thereof. As of December 5, 2003 the following common shares of the Company were subject to options granted and outstanding under the Option Plan, with the following exercise prices and expiration dates.

Name	Common Shares	Exercise Price	Expiration Date
Roy Verstraete	3,094,975	$0.35	6/1/11
	1,547,488	$0.45	6/1/11
	773,744	$0.55	6/1/11
	773,744	$0.65	6/1/11

Total for Mr. Verstraete	6,189,951
John Tough	500,000	$0.35	6/1/11
Management Shareholders	119,818	$0.8544	2/19/04
Harrowston Holdings Limited	4,792,707	$0.8544	8/6/07

Total	11,602,476

(4)	Pursuant to the Unanimous Shareholders’ Agreement, each of the Management Shareholders, in certain circumstances, may put to Anchor Lamina, and Anchor Lamina may call, the securities of Anchor Lamina held by him for a purchase price based upon a formula for the fair market value therefor. See “Unanimous Shareholders’ Agreement”.

For a description of the Option Plan, see “Compensation – Option Plan”.

The Company believes 98.00% of its common shares are held in Canada and 2.00% in Germany by 9 holders of record. US$52.025 million of the principal amount of the Notes (100%) are held in the United States by 10 record holders of the Notes.

On September 26, 2001 the shares held by Royal Bank Equity Partners Limited were transferred to the Royal Bank of Canada. On May 26, 2003, the shares held by Harrowston Acquisition Corp. were transferred to Harrowston Holdings Limited.

Unanimous Shareholders’ Agreement

All of the holders of common shares are parties to the Shareholders’ Agreement. The Shareholders’ Agreement:

(1) provides for the composition of the board of directors of Anchor Lamina, in particular providing that it will consist of nine directors, of whom Harrowston Holdings Limited is entitled to nominate five directors, each of the other Principal Shareholders is entitled to nominate one director, and Management Shareholders are entitled to nominate one director;

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

(6) provides that each of Messrs. Winterbottom and Wippermann (a Management Shareholder), upon the occurrence of certain events or at any time after August 6, 2000, may put to Anchor Lamina the securities of Anchor Lamina held by him for a purchase price based upon a formula for the fair market value for such securities. Such events include death or disability. Anchor Lamina, upon the occurrence of certain events, may also call such securities. Effective at the closing of the offering of the outstanding Notes, the Shareholders’ Agreement was amended to provide that, so long as any of the Notes are outstanding, Anchor Lamina will not be required to pay more than approximately $6.7 million in cash to Mr. Winterbottom, and approximately $3.3 million in cash to Mr. Wippermann with any excess purchase price to be paid by way of an unsecured promissory note (the “Excess Note”) ranking parri passu with the Notes and payable after the final stated maturity of the Notes. Interest will accrue on any Excess Note at the annual interest rate of prime plus 2%, such interest to be payable upon maturity. If a cash payment is not then permitted pursuant to the terms of the Notes, payment of such cash will be made by way of a promissory note having the same terms as the Excess Note except that it will be payable at any later time that payment is permitted pursuant to the terms of the Notes;

(7) provides that each of the Management Shareholders (other than Messrs. Winterbottom and Wippermann), upon the occurrence of certain events including termination of employment, may put to Anchor Lamina, and Anchor Lamina may call, the securities of Anchor Lamina held by them for a purchase price based upon a formula for the fair market value for such securities.

(8) provides that Royal Bank of Canada may, if required for regulatory reasons, offer a portion of its securities to the other Principal Shareholders, or otherwise put such securities to Anchor Lamina for cash or debt (to the extent permitted by law and Anchor Lamina’s debt agreements), or otherwise sell such securities to a third party;

(9) gives each of the Principal Shareholders, other than Harrowston Holdings Limited, the right, after July 31, 2002, to sell its securities to a third party in certain circumstances;

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

Major Shareholders

See Item 6 “Directors, Senior Management and Employees – Share Ownership” for information as to the common shares of Anchor Lamina beneficially owned by each person who is known by Anchor Lamina to be the beneficial owner of more than 5% of the issued and outstanding shares of Anchor Lamina.

Related Party Transactions

The Company has agreements with TD Capital Group Limited to provide management services to the Company. Amounts paid in respect to these agreements totaled $500,000 for the year ended August 31, 2003.

Harrowston Holdings Limited currently holds 4,792,707 options consisting of the right to purchase a common share. See Item 6 “Directors, Senior Management and Employees – Option Plan” and “– Share Ownership”.

The aggregate indebtedness to Anchor Lamina as at December 5, 2003 of all Management Shareholders entered into in connection with a purchase of securities of Anchor Lamina was $57,813. Each loan is interest-free, has a term of between five and ten years or has no fixed maturity date for principal repayments and is secured by the shares issued. The following table illustrates such indebtedness to Anchor Lamina of each Management Shareholder:

Name	Amount Outstanding At December 5, 2003	Largest Amount Outstanding in Fiscal Year 2003
Alex Biffis	$ 0.00	$196,428.80
Eero Laakso	$35,000.00	$ 35,000.00
Wolfgang Neurbert	$22,813.00	$ 22,813.00
George Stauch	0.00	$ 53,900.00
George Stauch	0.00	US$26,059.00

	$57,813.00	$308,141.80 /US$26,059.00

From September 1, 2002 to December 5, 2003, the Company repurchased 1,975,899 common shares from two existing shareholders for $443,630. The Company offset the cash purchase price otherwise payable for these shares by $263,630 of outstanding loans receivable from these shareholders. The $758,925 excess of the share capital recorded on the balance sheet and allocable to the repurchased shares over the cost of repurchase has been recorded as contributed surplus. As a result of the purchases, the following common shares were purchased in exchange for the cash and cancellation of notes described below:

Name	Date of Sale	Shares	Cash Received	Notes	Total
George G. Stauch	1/6/03	454,063	$0	$67,201	$67,201
Alex Biffis	5/20/03	1,521,836	$180,000	196,429	376,429
Total		1,975,899	$180,000	$263,630	$443,630

ITEM 8	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Financial Statements filed as part of this Annual Report are as follows (see Item 18 “Financial Statements”):

•	Anchor Lamina Inc. Auditors’ Report

•	Consolidated Balance Sheets as at August 31, 2003 and 2002.

•	Consolidated Statements of Deficit for the years ended August 31, 2003, 2002 and 2001.

•	Consolidated Statements of Income (Loss) for the years ended August 31, 2003, 2002 and 2001.

•	Consolidated Statements of Cash Flows for the years ended August 31, 2003, 2002 and 2001.

•	Notes to the Consolidated Financial Statements.

For a description of the Company’s sales by geographic region and export sales, see Item 4 “Information on the Company – Diversified Sales”. Export sales (sales from North America to the rest of the world) constituted less than three percent of total sales in fiscal 2003.

As of the date of this report, there are no material pending legal or arbitration proceedings to which the Company or any of its subsidiaries is a party or of which any of their property is subject, other than ordinary routine litigation incidental to the business which have not had, and are not expected to have, significant effects on the Company’s financial position or profitability.

Significant Changes

There have been no significant changes since the date of the annual financial statements.

ITEM 9	THE OFFER AND LISTING

The securities registered are US$52,025,000, 9-7/8% senior subordinated notes due February 1, 2008 with interest only paid every February 1 and August 1 (the “Notes”). There is no established public trading market for the Notes, although there is sporadic trading in the over-the-counter market in the United States. For a description of the lack of liquidity of the Notes, see Item 3 “Key Information – Risk Factors – There is no established public trading market for the Notes”.

ITEM 10	ADDITIONAL INFORMATION

Memorandum and Articles of Association

Anchor Lamina is an Ontario corporation (Ontario Corporation #1491305). The Company is authorized in Section 6 of its Articles of Amalgamation to engage in any activity within the purposes for which corporations may be organized under the Business Corporations Act (Ontario).

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

The tables below provide information about the Company’s financial instruments that are sensitive to changes in interest rates, consisting of debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average variable rates are based on current rates at the reporting date. Weighted average fixed rates are based on the contract rates. The fair market value of the fixed rate US dollar debt is based on current quoted bid prices in the over-the-counter market. The information is presented in Canadian dollar equivalents, which is the Company’s reporting currency. The instruments’ actual cash flows are denominated in U.S. dollars and Canadian dollars, as indicated in parentheses.

August 31, 2003

	Expected Maturity Date						Total	Fair Value
	2004	2005	2006	2007	2008	Thereafter
Liabilities
(Cdn. $ Equivalent in thousands)
Long-term Debt:
Fixed Rate ($US)	$0	$0	$0	$0	$72,060	$0	$72,060	$31,562
Average interest rate	N/A	N/A	N/A	N/A	9.875%	N/A	9.875%
Variable Rate ($US)	$377	$377	$1,602	$0	$0	$0	$2,356	$2,356
Average interest rate	4.3%	4.3%	4.3%	N/A	N/A	N/A	4.3%
Variable Rate ($Cdn)	$1,151	$121	$514	$0	$0	$0	$1,786	$1,786
Average interest rate	6.7%	6.7%	6.7%	N/A	N/A	N/A	6.7%
Variable Rate ($Cdn)	$120	$0	$0	$0	$0	$0	$120	$120
Average interest rate	8.0%	N/A	N/A	N/A	N/A	N/A	8.0%
Revolving Facility:
Variable Rate ($US)	$0	$0	$5,040	$0	$0	$0	$5,040	$5,040
Average interest rate	N/A	N/A	5.3%	N/A	N/A	N/A	5.3%
Variable Rate ($Cdn)	$0	$0	$3,316	$0	$0	$0	$3,316	$3,316
Average interest rate	N/A	N/A	6.0%	N/A	N/A	N/A	6.0%

August 31, 2002

	Expected Maturity Date						Total	Fair Value
	2003	2004	2005	2006	2007	Thereafter
Liabilities
(Cdn. $ Equivalent in thousands)
Long-term Debt:
Fixed Rate ($US)	$0	$0	$0	$0	$0	$89,832	$89,832	$31,441
Average interest rate	N/A	N/A	N/A	N/A	N/A	9.875%	9.875%
Variable Rate ($Cdn)	$4,650	$0	$0	$0	$0	$0	$4,650	$4,650
Average interest rate	7.0%	N/A	N/A	N/A	N/A	N/A	7.0%
Revolving Facility:
Variable Rate ($US)	$9,420	$0	$0	$0	$0	$0	$9,420	$9,420
Average interest rate	5.4%	N/A	N/A	N/A	N/A	N/A	5.4%
Variable Rate ($Cdn)	$5,423	$0	$0	$0	$0	$0	$5,423	$5,423
Average interest rate	7.0%	N/A	N/A	N/A	N/A	N/A	7.0%

The tables below provide information about the Company’s financial instruments by functional currency and presents such information in Canadian dollar equivalents. The tables summarize information on instruments that are sensitive to foreign currency exchange rates, including United States dollar-denominated debt obligations. For debt obligations, the tables presents principal cash flows and related weighted average interest rates by expected maturity dates.

August 31, 2003

	Expected Maturity Date						Total	Fair Value
	2004	2005	2006	2007	2008	Thereafter
Liabilities
(Cdn. $ Equivalent in thousands)
Long-term Debt:
Fixed Rate ($US)	$0	$0	$0	$0	$72,060	$0	$72,060	$31,562
Average interest rate	N/A	N/A	N/A	N/A	9.875%	N/A	9.875%
Variable Rate ($US)	$377	$377	$1,602	$0	$0	$0	$2,356	$2,356
Average interest rate	4.3%	4.3%	4.3%	N/A	N/A	N/A	4.3%
Revolving Facility:
Variable Rate ($US)	$0	$0	$5,040	$0	$0	$0	$5,040	$5,040
Average interest rate	N/A	N/A	5.3%	N/A	N/A	N/A	5.3%

August 31, 2002

	Expected Maturity Date						Total	Fair Value
	2003	2004	2005	2006	2007	Thereafter
Liabilities
(Cdn. $ Equivalent in thousands)
Long-term Debt:
Fixed Rate ($US)	$0	$0	$0	$0	$0	$89,832	$89,832	$31,441
Average interest rate	N/A	N/A	N/A	N/A	N/A	9.875%	9.875%
Revolving Facility:
Variable Rate ($US)	$9,420	$0	$0	$0	$0	$0	$9,420	$9,420
Average interest rate	5.4%	N/A	N/A	N/A	N/A	N/A	5.4%

The Company’s Credit Facility permits the Company to hedge some of its foreign exchange risk by permitting a portion of the facility to be available in US dollars, subject to borrowing base limitations. For a description of the effect of exchange and currency fluctuations on the Company, see “Exchange and Currency Fluctuations” in Item 5 of this report.

The changes from fiscal 2002 to fiscal 2003 are primarily the result of refinancing the previously existing bank credit facility in fiscal 2003, scheduled repayments of indebtedness, the repurchase of Notes during 2003, and the receipt of the final settlement of the balance of payment due from the purchaser of EOC, which was applied to repayment of loans under the Credit Facility.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15	CONTROLS AND PROCEDURES

The Company’s management has evaluated, with the participation of the Company’s Chief Executive Officer and President and the Vice President and Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as of August 31, 2003, and, based on the evaluation, the Chief Executive Officer and President and the Vice President and Chief Financial Officer have concluded that these controls and procedures are effective as of August 31, 2003. There was no change in the Company’s internal control over financial reporting identified in connection with such evaluation that occurred during the fiscal year ended August 31, 2003 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company’s management, including the Chief Executive Officer and President and the Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that the Company does not have an audit committee financial expert, as defined by the Securities and Exchange Commission, serving on its audit committee. The Board of Directors has decided that the existing committee members have adequate ability to oversee the Company’s financial statements because of their extensive experience in the public and private investing industry. See Item 6 “Directors, Senior Management and Employees – Directors and Senior Management” and “Board Practices”.

ITEM 16B	CODE OF ETHICS

The Company has adopted a code of ethics on October 21, 2003 that applies to the principal executive officer, the principal financial officer, the principal accounting officer, and persons performing similar functions. This code of ethics is attached to this report as Exhibit 11.1.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for fiscal 2003 and 2002 for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those years were $240,000 and $260,000, respectively.

Audit-Related Fees

The aggregate fees billed in fiscal 2003 and 2002 for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements (and not reported under “Audit Fees” above) were $35,000 and $31,000, respectively. These fees relate primarily to the audits of the Company’s 401K plan in the United States, the pension plan in Canada, and other audit-related matters.

Tax Fees

The aggregate fees billed in fiscal 2003 and 2002 for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning were $128,000 and $121,000, respectively.

All Other Fees

The aggregate fees billed in fiscal 2003 and 2002 for professional services provided by the principal accountant (other than those reported above) were nil and $4,000, respectively.

Pre-approval Policies

The Company has adopted a pre-approval policy. Pursuant to the policy, the Audit Committee pre-approved audit, audit-related and tax services detailed in the policy, for the twelve months following the July 9, 2003 adoption of the policy, if the fees did not exceed those set forth in the policy. The pre-approved services included services associated with documents filed with the SEC and quarterly reports, financial statement audits of employee benefit plans, and federal, state, provincial, international and local tax returns. Services not pre-approved in the policy or resulting in fees beyond those approved required specific pre-approval by the Company’s audit committee (or one of its members to whom pre-approval authority has been delegated by the audit committee prior to commencement of the service. The policy also contains a list of prohibited non-audit services consistent with Rule 2-01(c)(4) of Regulation S-X. Requests for specific approval of additional services must be submitted by both the independent auditor and the Chief Financial Officer, Treasurer or Controller, and must include a statement from the auditor as to whether, in the auditor’s view the request is consistent with SEC rules on auditor independence.

None of the services described under the captions “Audit-Related Fees”, “Tax Fees” or “All Other Fees” were approved by the Audit Committee pursuant to the waiver of pre-approval procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

PART III

ITEM 17	FINANCIAL STATEMENTS

Not Applicable

ITEM 18	FINANCIAL STATEMENTS

The consolidated financial statements of the Company have been prepared on the basis of accounting principles generally accepted in Canada. These accounting principles also conform in all material respects with accounting principles generally accepted in the United States, except as described in Note 17 to the August 31, 2003 consolidated financial statements. The financial statements are listed in Item 8 and are attached to this report following the signature page.

ITEM 19	EXHIBITS

Exhibits filed as part of this Annual Report:

The exhibits to this report are as set forth in the “Exhibit Index” following the financial statements in this report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANCHOR LAMINA INC. (Registrant)

	By:	/s/ JOHN C. TOUGH
John C. Tough
Date: December 17, 2003		Its:	Vice President and Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Anchor Lamina Inc.

Anchor Lamina Inc. Auditors’ Report.

Consolidated Balance Sheets as at August 31, 2003 and 2002.

Consolidated Statements of Deficit for the years ended August 31, 2003, 2002 and 2001.

Consolidated Statements of Income (Loss) for the years ended August 31, 2003, 2002 and 2001.

Consolidated Statements of Cash Flows for the years ended August 31, 2003, 2002 and 2001.

Notes to the Consolidated Financial Statements.

Consolidated Financial Statements of

ANCHOR LAMINA INC.

August 31, 2003 and 2002

ANCHOR LAMINA INC.

Deloitte & Touche LLP

150 Ouellette Place, Suite 200

Windsor, ON N8X IL9

Canada

Tel: (519) 967-0388

Fax (519) 967-0324

www.deloitte.ca

Independent Auditors’ Report

To the Shareholders of

Anchor Lamina Inc.

We have audited the consolidated balance sheets of Anchor Lamina Inc. as at August 31, 2003 and 2002 and the consolidated statements of income (loss), deficit and cash flows for each of the years in the three-year period ended August 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2003 and 2002 and the results of its operations and its cash flows for the each of the years in the three-year period ended August 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/    Deloitte & Touche LLP

Chartered Accountants

October 3, 2003

Comments by Auditor on Canada-United States of America Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) outlining changes in accounting principles that have been implemented in the financial statements. As discussed in Note 2 of the financial statements, on September 1, 2002, the Company changed its method of accounting for goodwill and foreign currency translation gains and losses on long-term monetary items.

ANCHOR LAMINA INC.

Consolidated Balance Sheets

As At August 31

(Expressed in thousands of Canadian Dollars)

	2003	2002
CURRENT ASSETS
Accounts receivable	$25,664	$25,683
Loans receivable-sale of European operations (Note 3)	—	7,252
Loans receivable-shareholders (Note 4)	35	241
Inventories (Note 5)	12,828	15,444
Prepaid expenses	1,002	971

	39,529	49,591

LOANS RECEIVABLE-SHAREHOLDERS (Note 4)	23	108

CAPITAL ASSETS (Note 6)	90,133	98,693

OTHER ASSETS (Note 7)	2,622	66,006

	$132,307	$214,398

CURRENT LIABILITIES
Bank indebtedness (Note 8)	$7,379	$14,905
Accounts payable	7,102	9,378
Accrued liabilities	8,862	8,063
Income taxes payable	526	797
Current portion of long-term debt (Note 8)	1,648	4,650

	25,517	37,793

LONG-TERM DEBT (Note 8)	74,674	89,832

FUTURE INCOME TAXES	2,614	372

CONTINGENCIES AND COMMITMENTS (Note 9)
SHAREHOLDERS’ EQUITY
Share capital (Note 10)	90,658	91,860
Contributed surplus	2,424	1,665
Deficit	(69,502)	(10,432)
Cumulative translation adjustments (Note 11)	5,922	3,308

	29,502	86,401

	$132,307	$214,398

ON BEHALF OF THE BOARD:

Director

Director

ANCHOR LAMINA INC.

Consolidated Statements of Deficit

Years Ended August 31

(Expressed in thousands of Canadian Dollars)

	2003	2002	2001
(DEFICIT) RETAINED EARNINGS, BEGINNING OF YEAR, AS PREVIOUSLY REPORTED	$(9,824)	$(5,322)	$1,190
Change in accounting policy (Note 2 (b))	(608)	(710)	(42)

(DEFICIT) RETAINED EARNINGS, BEGINNING OF YEAR, AS RESTATED	(10,432)	(6,032)	1,148
Change in accounting policy (Note 2 (a))	(64,012)	—	—
Net income (loss)	4,942	(4,400)	(7,180)

DEFICIT, END OF YEAR	$(69,502)	$(10,432)	$(6,032)

ANCHOR LAMINA INC.

Consolidated Statements of Income (Loss)

Years Ended August 31

(Expressed in thousands of Canadian Dollars)

	2003	2002	2001
SALES	$147,320	$137,234	$168,574

COSTS AND EXPENSES
Cost of goods sold	104,995	97,680	122,037
Selling and administrative	22,821	22,174	28,634
Depreciation	7,689	6,948	8,082
Loss (gain) on disposal of capital assets	206	(997)	1,530
Interest - long-term debt	8,129	8,939	11,189
- other, including bank charges	812	1,775	2,177
Amortization of goodwill and deferred financing fees	774	4,701	4,586

	145,426	141,220	178,235

INCOME (LOSS) BEFORE THE UNDERNOTED ITEMS	1,894	(3,986)	(9,661)
OTHER (INCOME) EXPENSES (Note 12)	(4,649)	450	(319)

INCOME (LOSS) BEFORE INCOME TAXES	6,543	(4,436)	(9,342)

INCOME TAXES (Note 13)
Current	(250)	398	617
Future	1,851	(434)	(2,779)

	1,601	(36)	(2,162)

NET INCOME (LOSS)	$4,942	$(4,400)	$(7,180)

ANCHOR LAMINA INC.

Consolidated Statements of Cash Flows

Years Ended August 31

(Expressed in thousands of Canadian Dollars)

	2003	2002	2001
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING
Net income (loss)	$4,942	$(4,400)	$(7,180)
Adjustments for:
Depreciation and amortization	8,463	11,649	12,669
Loss (gain) on disposal of capital assets	206	(997)	1,530
Future income taxes	1,851	(434)	(2,779)
Gain on early extinguishment of debt (Note 12 (a))	(4,568)	—	(5,177)
Loss on sale of European operations (Note 3)	383	155	389
Unrealized exchange (gain) loss on long-term debt	(2,281)	159	1,178
Write-down of assets (Note 12 (c))	—	—	306

	8,996	6,132	936
Net change in non-cash working capital	312	(605)	(4,376)

	9,308	5,527	(3,440)

INVESTING
Purchase of capital assets	(3,552)	(4,862)	(5,083)
Proceeds on disposal of capital assets	152	5,491	6,490
Repayment of loans receivable-sale of European operations	7,315	719	—
Proceeds on sale of European operations (Note 3)	—	—	26,331

	3,915	1,348	27,738

FINANCING
Bank indebtedness	(7,526)	(2,835)	5,028
Long-term debt incurred	5,120	—	—
Repayment of long-term debt	(8,887)	(3,875)	(27,654)
Repurchase of share capital for cancellation	(193)	—	(1,026)
Employee share option advances	—	—	(646)
Deferred financing fees	(1,737)	(165)	—

	(13,223)	(6,875)	(24,298)

NET CHANGE IN CASH AND CASH EQUIVALENTS	—	—	—
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	—	—	—

CASH AND CASH EQUIVALENTS, END OF YEAR	$—	$—	$—

SUPPLEMENTARY INFORMATION:
Interest paid	$8,920	$10,796	$12,343
Income taxes paid	175	444	375

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

1.	SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which conform with United States generally accepted accounting principles in all material respects, except as disclosed in Note 17. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

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

(c) Inventories

Raw materials and purchased parts are stated at the lower of cost and replacement cost. Work-in-progress and finished goods are stated at the lower of cost and net realizable value.

(d) Capital assets and depreciation

Capital assets are recorded at cost. Government grants are recorded as reductions to the cost of the applicable assets. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings	10 - 50 years
Machinery and equipment	3 - 15 years

(e) Deferred financing fees

Deferred financing fees represent fees paid to acquire financing for the Company. These costs are being amortized on a straight-line basis over the term of the financing agreements.

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Pension costs and obligations

All Canadian and United States subsidiaries and their operating divisions have defined contribution plans which cover substantially all their employees. The net pension expense for the year amounted to $1,447 (2002 - $1,533; 2001 - $1,541). Costs of these plans are charged to expense as services are rendered. Anchor Lamina Holdings GmbH, operating in Germany, participates in a government funded pension plan. The Company has no unfunded liability in respect of its pension plans.

(g) Translation of foreign currencies

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into Canadian dollars at the rate of exchange at the balance sheet date. Revenues and expenses denominated in foreign currencies are translated at the average exchange rate. Exchange gains or losses arising on translation are included in the consolidated statements of income (loss).

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

On September 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook amended section 1650, Foreign Currency Translation - see Note 2 (b).

(h) Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized based on the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax basis, using the substantively enacted income tax rates for the years in which the differences are expected to reverse.

(i) Revenue recognition

The Company recognizes revenue when title passes to the customer and collection of the resulting revenue is probable.

(j) 2002 and 2001 amounts

Certain of the 2002 and 2001 figures have been reclassified to conform with the 2003 presentation.

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

2.	CHANGES IN ACCOUNTING POLICIES

(a) Goodwill

In September 2001, the CICA issued Handbook section 3062, Goodwill and Other Intangible Assets. Goodwill represents the excess of the purchase price paid over the fair value of net identifiable assets acquired. This pronouncement significantly changes the accounting for goodwill and intangible assets and states that goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed for impairment annually (or more frequently if impairment indicators arise). Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The Company adopted CICA Handbook section 3062 on September 1, 2002. Upon adoption of this pronouncement, the Company ceased amortization of goodwill with a net carrying amount of $64,012 and annual amortization of approximately $4,344. The new pronouncement requires goodwill to be written down when there has been a permanent impairment in its value. A permanent impairment in goodwill is determined by comparing the fair value of each reporting unit to the fair value of its other assets and goodwill. Based on management's evaluation under the transitional impairment test in this new pronouncement, the Company recorded a non-cash charge of $64,012 to write-off the net carrying amount of goodwill in the first quarter of fiscal 2003. The impairment loss has been recognized as the effect of a change in accounting policy and charged to the September 1, 2002 deficit without restatement of comparative figures.

(b) Translation of foreign currencies

In December 2001, the CICA amended Handbook section 1650, Foreign Currency Translation, to eliminate the requirement of deferring and amortizing unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. The amendment requires companies to record exchange gains or losses in income in the current reporting period and to separately disclose exchange gains and losses. The Company adopted the new requirements on September 1, 2002 and the financial statements of prior periods have been restated to reflect the effects of this change in accounting policy. Upon adoption of the new requirements, the Company ceased amortization of the deferred foreign exchange loss arising from the translation of U.S. denominated subordinated notes payable with a net book value of $875 at August 31, 2002. As a result of adopting the change in accounting policy, the September 1, 2002 deficit was increased by $608 ($875 less future income taxes of $267), the September 1, 2001 deficit was increased by $710 ($1,021 less future income taxes of $311) and the September 1, 2000 retained earnings was decreased by $42 ($61 less future income taxes of $19). At August 31, 2003 the exchange gain on long-term debt included in the Consolidated Statements of Income (Loss) is $2,281 (2002 - loss of $159; 2001 - loss of $1,178).

3.	SALE OF EUROPEAN OPERATIONS

Effective May 31, 2001 the Company sold its business interests and operations at Mahlberg and Ludenscheid, Germany, and its distribution interests in France and the Czech Republic for $33,288 (Euro 25,090). The purchaser was Milacron of Cincinnati, Ohio through its operating division D-M-E. In 2003 the Company received $7,315 (Euro 4,568) as full and final settlement of the balance of payment due from the purchaser which resulted in an additional loss on sale of the European operations of $383 (Euro 241).

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

4.	LOANS RECEIVABLE - SHAREHOLDERS

On August 6, 1997 and April 6, 2000, certain members of senior management were advanced funds for the purpose of acquiring shares of the Company. The resulting loans are interest-free with varying repayment terms and the respective shares are held as security for the loans.

5.	INVENTORIES

	2003	2002
Raw materials	$5,440	$5,627
Purchased parts	1,151	1,331
Work-in-progress and finished goods	6,237	8,486

	$12,828	$15,444

6.	CAPITAL ASSETS

	2003
	Cost	Accumulated Depreciation	Net Book Value
Land	$3,160	$—	$3,160
Buildings	34,330	4,523	29,807
Machinery and equipment	87,837	30,671	57,166

	$125,327	$35,194	$90,133

	2002
	Cost	Accumulated Depreciation	Net Book Value
Land	$3,312	$—	$3,312
Buildings	35,642	3,719	31,923
Machinery and equipment	89,157	25,699	63,458

	$128,111	$29,418	$98,693

Effective June 1, 2003 the Company reduced the estimated future useful lives of machinery and equipment from a maximum of 30 years to a maximum of 15 years. This resulted in increased depreciation expense of $880 in 2003.

During the years ended August 31, 2003 and 2002, the Company recorded write-downs of obsolete manufacturing equipment of $191 and $286 respectively.

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

7.	OTHER ASSETS

	2003	2002
Goodwill (See Note 2(a))	$—	$85,941
Deferred financing fees	4,648	4,153

	4,648	90,094
Less - accumulated amortization	2,026	24,088

	$2,622	$66,006

8.	BANK INDEBTEDNESS AND LONG-TERM DEBT

	2003	2002
Subordinated notes payable ($52,025 U.S.; 2002 - $57,625 U.S.) - interest at 9.875%, due February 1, 2008, interest only payable semi-annually on February 1 and August 1, unsecured. The notes are redeemable at the option of the Company on or after February 1, 2003 at prices which range from approximately 105% of the principal amount in 2003 to 100% in 2006 and thereafter. During 2003, the Company repurchased subordinated notes payable of $5,600 U.S. (Note 12(a)).	$72,060	$89,832
Term loan - interest at bankers’ acceptance rate (3.46% as at August 31, 2003) plus 3.25%, contingent on a fixed charge coverage ratio, repayable in quarterly principal instalments of $71 in Canadian currency commencing January 1, 2003 to October 1, 2003, thereafter, quarterly principal instalments of $30 in Canadian currency, finally due November 14, 2005.	1,786	—
Term loan - interest at prime rate (4.75% as at August 31, 2003) plus 3.25%, contingent on a fixed charge coverage ratio, repayable in quarterly principal instalments of $4 in Canadian currency commencing June 1, 2003, finally due December 5, 2003	120	—
Term loan - interest at LIBOR (1.06% as at August 31, 2003) plus 3.25%, contingent on a fixed charge coverage ratio, repayable in quarterly principal instalments of $68 in U.S. currency commencing January 1, 2003, finally due November 14, 2005.	2,356	—
Term loan - repaid November 2002	—	4,650

	76,322	94,482
Less - current portion	1,648	4,650

LONG-TERM PORTION	$74,674	$89,832

The term loans described above are secured by continuing liens on all assets of the Company and its subsidiaries.

At August 31, 2003 the Company had an unused term facility of $14,345 available for certain restricted purposes. The availability of this facility is reduced by $535 per quarter.

All term loans and credit facilities expire on November 14, 2005.

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

8.	BANK INDEBTEDNESS AND LONG-TERM DEBT (Continued)

Under the terms of the senior lending loan and security agreement, the Company is required to make accelerated repayments on the outstanding term loans based on a calculation known as excess cash flow. Based on 2003 results, the excess cash flow calculation will require the Company to make additional principal repayments of approximately $1,096 by December 5, 2003.

Principal repayments anticipated within each of the next five years ended August 31 are estimated as follows:

2004	$1,648
2005	498
2006	2,116
2007	—
2008	72,060

$76,322

At August 31, 2003, the Company had available a revolving credit facility to the lesser of $30,000 and an amount calculated under the terms of the senior lending loan and security agreement known as the borrowing base of $20,250. At August 31, 2003, the Company borrowed $8,432 under this facility.

This bank credit facility is secured by continuing liens on all assets of the Company and its subsidiaries. Borrowings under the Canadian currency credit facility bear interest at the bankers' acceptance rate (3.29% as at August 31, 2003) plus 2.75% and the U.S. currency credit facility bears interest at LIBOR (1.13% as at August 31, 2003) plus 2.75%. The borrowing rates for each component of the credit facility are contingent on a fixed charge coverage ratio.

9.	CONTINGENCIES AND COMMITMENTS

(a) Certain metals and chemical contamination has been found at one of the Company's former die set manufacturing facilities located in Cheshire, Connecticut. The Company is proceeding with delineation testing that, together with current State and Federal regulations, will determine the nature and extent of any required remediation of the site. The Company has recorded a liability of $2,566 (2002 - $1,958) to pay for estimated remediation costs and professional fees (Note 12 (c)). The liability is based on reports from environmental consulting firms.

(b) From time to time, as is common in the industry, the Company is the subject of litigation. In the opinion of management, any litigation outstanding, if successful, would not have a material impact on the financial statements.

(c) As at August 31, 2003, the Company is committed to purchase capital assets for a total consideration of approximately $756.

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

10.	SHARE CAPITAL

(a) Authorized share capital consists of the following:

•	unlimited number of voting common shares
•	unlimited number of non-voting common shares
•	unlimited number of Class B non-voting common shares
•	unlimited number of non-voting, Class A preferred shares, issuable in series with characteristics to be determined by the Board of Directors upon issuance
•	unlimited number of non-voting, Class A preferred shares, Series I

(b) Issued share capital - changes during the year ended August 31, 2003:

During the year ended August 31, 2003, the Company repurchased 1,975,899 common shares from existing shareholders for $443. Outstanding loans receivable in the amount of $264 were deducted from repurchase amounts paid. The excess of the issued share capital over the cost of repurchase amounts of $759 was recorded as contributed surplus.

Issued share capital is as follows:

	Number of Shares	Amount
Balance at August 31, 2001 and 2002	150,924,338	$91,860
Repurchase of common shares (refer above)	(1,975,899)	(1,202)

Balance at August 31, 2003	148,948,439	$90,658

Under certain conditions, the Unanimous Shareholders' Agreement dated August 6, 1997 provides the right to minority shareholders, who collectively own 6.4% of the common shares, to require the Company to purchase their shares at fair market value.

(c) Share options

Share options have been granted to senior employees and current shareholders of the Company for the purchase of shares. There are 11,602,476 options outstanding, of which 4,912,525 expire on August 6, 2007 and 6,689,951 expire on June 1, 2011. Each option entitles the holder to purchase one common share. 9,372,493 options have vested, 2,063,317 options vest on June 1, 2004 and 166,666 options vest on February 5, 2004. The senior employees' options may vest earlier upon certain conditions being met while the options granted to current shareholders are exercisable at any time.

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

10.	SHARE CAPITAL (Continued)

The following table includes 4,792,707 options that were issued to non-management shareholders and expire in 2007. The option exercise prices are as follows:

Stock Options	Exercise Price
4,912,525	$0.8544
3,594,975	$0.3500
1,547,488	$0.4500
773,744	$0.5500
773,744	$0.6500

11,602,476

A summary of the share options as of August 31, 2003, 2002 and 2001, and changes during the years then ended, is as follows:

		2003		2002		2001
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Outstanding, beginning of year	11,842,111	$0.6152	13,080,628	$0.6378	9,727,584	$0.8544
Granted during year	—	$—	—	$—	6,689,951	$0.4310
Forfeited during year	(239,635)	$0.8544	(1,238,517)	$0.8544	(3,336,907)	$0.8544

Outstanding, end of year	11,602,476	$0.6102	11,842,111	$0.6152	13,080,628	$0.6378

Exercisable, end of year	9,372,493	$0.6529	7,382,144	$0.7265	6,390,677	$0.8544
Weighted average fair value of options granted during the year		$—		$—		$0.06

The weighted-average remaining contractual life of the outstanding options is 6 years.

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

10.	SHARE CAPITAL (Continued)

The Company recognized no expense related to the options, as there was no intrinsic value at the date of the grant. If the expense for share option grants had been determined based on the fair value at the grant dates for options vested in 2003, 2002 and 2001, consistent with the method prescribed by CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments, the Company's net income (loss) would have been adjusted to the pro forma amount indicated below:

	2003	2002	2001
Net income (loss) as reported	$4,942	$(4,400)	$(7,180)
Deduct stock-based compensation	76	76	20

Pro forma net income (loss)	$4,866	$(4,476)	$(7,200)

The assumptions used when computing the pro forma net income were as follows for options granted on February 5, 2001 and June 1, 2001:

Risk free rate of return:	5.50%
Expected option life:	7
Expected dividend rate:	0% quarterly

11.	CUMULATIVE TRANSLATION ADJUSTMENTS

	2003	2002
Balance - beginning of year	$3,308	$1,089
Current year’s deferred translation adjustments	2,614	2,219

Balance - end of year	$5,922	$3,308

The ending cumulative translation adjustment balance represents the unrealized currency translation gains which have resulted from changes in exchange rates for the U.S. dollar and European euro relative to the Canadian dollar. These valuation adjustments are recognized in income only when there is a reduction in the Corporation's investment in the respective foreign companies.

12.	OTHER (INCOME) EXPENSES

	2003	2002	2001
Gain on early extinguishment of debt (a)	$(4,568)	$—	$(5,177)
Reorganization expenses (b)	—	—	1,978
Plant closure and related environmental expenses (c)	1,137	—	1,694
(Gain) loss on foreign exchange	(1,601)	295	797
Loss on sale of European operations (Note 3)	383	155	389

	$(4,649)	$450	$(319)

(a)	During the year ended August 31, 2003, the Company repurchased $8,453 ($5,600 U.S.) (2002 - nil; 2001 - $10,085 ($6,600 U.S.)) of its subordinated notes payable for $3,719 ($2,452 U.S.) (2001 - $4,630 ($3,023 U.S.)). This resulted in a gain on early extinguishment of debt of $4,568 (2001 - $5,177). This gain is net of deferred financing fees of $166 (2001 - $278) incurred in connection with the original issuance of the repurchased notes that have been written off.

(b)	During the year ended August 31, 2001, the Company incurred reorganization costs in connection with reducing staff levels at all of its locations. Expenses of $1,978 were incurred for employee severance.

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

12.	OTHER (INCOME) EXPENSES (Continued)

(c)	During the year ended August 31, 2003, the Company expensed $993 (2002 - nil; 2001 - $1,388) for estimated remediation costs and professional fees for the removal of certain metals and chemical contamination at its Cheshire, Connecticut facility (Note 9 (a)). During the year ended August 31, 2000, the Company closed its Cheshire, Connecticut die set manufacturing facility and terminated or relocated all employees of the closed facility. An additional provision for employee benefits of $144 was recorded in 2003. An additional provision for loss on disposal of the Cheshire land and building of $306 was recorded in 2001.

13.	INCOME TAXES

	2003	2002	2001
Canadian statutory income tax rate	37.3%	(39.4)%	(42.6)%
Effect of foreign tax rates	(0.7)%	10.4%	11.2%
Large corporations and provincial minimum taxes	1.8%	3.3%	1.3%
Reduction in future income taxes rates	—	—	(1.6)%
Non-deductible and non-taxable items	(14.6)%	32.6%	6.9%
Other	0.7%	(7.7)%	1.7%

	24.5%	(0.8)%	(23.1)%

At August 31, 2003, the Company’s German subsidiaries have unrecorded income tax losses carried forward of $4,543. Under current legislation, these losses may be carried forward indefinitely.

14.	SEGMENTED INFORMATION

The Company conducts its operations through three principal operating segments: North American Die Set, Lamina Components and European.

The North American Die Set segment manufactures die sets, distributes die set and mold base components and provides steel plate and metal fabrication services.

The Lamina Components segment manufactures die set and mold base components.

The European segment manufactures and distributes die sets and related components for die set makers and tool and die makers.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies (Note 1). Intersegment sales are recorded at cost plus a margin factor and are eliminated on consolidation. The Company evaluates performance and uses this information as a factor in allocating resources based on segment income before depreciation and amortization, loss (gain) on disposal of capital assets, plant closure and related environmental expenses, reorganization expenses, gain on early extinguishment of debt, write-off of deferred finance fees, (gain) loss on foreign exchange, loss on sale of European operations, and income taxes (Adjusted EBITDA).

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

14.	SEGMENTED INFORMATION (Continued)

The following tables set forth information about segment revenue, Adjusted EBITDA, capital employed, segment assets and expenditures for segment capital assets:

Year ended August 31, 2003

	North American Die Set Segment	Lamina Components Segment	European Segment	Inter-Segment Eliminations	Total
Revenue from external customers	$101,904	$42,738	$13,683	$(11,005)	$147,320
Depreciation	4,792	2,003	894		7,689
Segment Adjusted EBITDA	11,827	5,596	2,081		19,504
Capital employed (a) and (b)	71,297	25,121	14,162	2,622	113,202
Segment assets (b)	81,169	31,919	16,597	2,622	132,307
Expenditures for segment capital assets	1,967	1,729	(144)		3,552

Year ended August 31, 2002

	North American Die Set Segment	Lamina Components Segment	European Segment	Inter-Segment Eliminations	Total
Revenue from external customers	$92,660	$44,923	$10,411	$(10,760)	$137,234
Depreciation	4,208	2,023	717		6,948
Segment Adjusted EBITDA	9,291	7,027	1,062		17,380
Capital employed (a) and (b)	78,017	29,893	21,873	66,005	195,788
Segment assets (b)	86,038	38,194	24,161	66,005	214,398
Expenditures for segment capital assets	3,039	1,299	524		4,862

Year ended August 31, 2001

	North American Die Set Segment	Lamina Components Segment	European Segment	Inter-Segment Eliminations	Total
Revenue from external customers	$85,976	$47,467	$46,736	$(11,605)	$168,574
Depreciation	4,300	1,951	1,831		8,082
Segment Adjusted EBITDA	7,352	7,113	3,433		17,898
Capital employed (a) and (b)	78,832	30,767	24,400	70,035	204,034
Segment assets (b)	84,464	40,448	26,404	70,035	221,351
Expenditures for segment capital assets	1,041	2,932	1,110		5,083

(a)	Capital employed consists of the total of bank indebtedness, long-term debt, and shareholders' equity less cash and short-term deposits and marketable securities.

(b)	Goodwill and deferred financing fees are included in total capital employed and total segment assets, but are excluded from the individual operating segments.

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

14.	SEGMENTED INFORMATION (Continued)

Reconciliation of total reportable operating segment Adjusted EBITDA to the Company’s consolidated income (loss) before income taxes is as follows:

	2003	2002	2001
Total Adjusted EBITDA for reportable segments	$19,504	$17,380	$17,898
Elimination of inter-segment losses	—	—	4
Depreciation	(7,689)	(6,948)	(8,082)
Interest expense (net of interest income)	(8,941)	(10,714)	(13,365)
Gain on early extinguishment of debt	4,568	—	5,177
Reorganization expenses	—	—	(1,978)
Plant closure and related environmental expenses	(1,137)	—	(1,694)
Amortization	(774)	(4,701)	(4,586)
Gain (loss) on foreign exchange	1,601	(295)	(797)
(Loss) gain on disposal of capital assets	(206)	997	(1,530)
Loss on sale of European operations	(383)	(155)	(389)

Total consolidated income (loss) before income taxes	$6,543	$(4,436)	$(9,342)

Geographic Information

	2003	2002	2001
Sales
Canadian operations
To Canadian markets	$64,473	$60,253	$55,521
Intercompany	20,974	17,461	17,718
United States operations
To United States markets	65,975	63,520	65,046
Intercompany	11,071	10,849	11,668
International	3,189	3,050	1,271
European operations
To European markets	13,683	10,411	46,736

	179,365	165,544	197,960
Intercompany sales	32,045	28,310	29,386

Consolidated sales	$147,320	$137,234	$168,574

Capital assets and goodwill
Canadian operations	$46,340	$54,124	$55,668
United States operations	31,870	95,447	99,815
European operations	11,923	13,134	16,237

	$90,133	$162,705	$171,720

15.	RELATED PARTY TRANSACTIONS

The Company has agreements with certain shareholders to provide management services to the Company. Amounts paid in respect to these agreements totalled $500 for the year ended August 31, 2003 (2002 - $500; 2001 - $500).

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

16.	FINANCIAL INSTRUMENTS

Financial risk

The financial risk is the risk to the Company's income that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. At August 31, 2003, the Company has not used derivative instruments to reduce the exposure to interest rate and foreign currency risk.

Credit risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Company is exposed to credit risk from customers equal to accounts receivable. However, the Company's businesses have a large number of diverse customers which minimizes the concentration of credit risk.

Fair value

The fair value of current assets and liabilities approximates carrying values due to the relatively short period to maturity of these items. The fair value of the subordinated notes payable is approximately $31,562 at August 31, 2003 (carrying value - $72,060). The fair value of the term loans approximates their carrying value as they are based on current interest rates.

17.	UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform in all material respects with accounting principles generally accepted in the United States of America ("U.S. GAAP") for the years presented except with respect to the following:

(a) Under U.S. GAAP, loans to executives and employees for the purpose of share purchases are deducted from shareholders' equity. As at August 31, 2003 and 2002, share purchase loans outstanding were $58 and $349 respectively.

(b) Under U.S. GAAP, FAS 109 requires that income tax benefits relating to losses, not previously recognized, be recorded as a future tax asset (referred to as deferred taxes under U.S. GAAP) and subsequently reduced by a valuation allowance where it is more likely than not that some portion or all of the future tax assets will not be realized. At August 31, 2003, the Company's German subsidiaries have income tax losses carried forward of $10,096 (2002 - $8,070). These losses are available to reduce future taxable income. In 2003, the Company has recognized the tax benefit of utilizing these losses of $5,553 (2002 - $1,614). The amount of future income taxes and related valuation allowance that would be recorded under U.S. GAAP for the unrecognized tax benefit of German losses is $990 at August 31, 2003 (2002 - $1,407). During the year ended August 31, 2003, the valuation allowance decreased by $613 resulting from changes in realizability of the Company’s German subsidiary's future tax assets.

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

17.	UNITED STATES ACCOUNTING PRINCIPLES (Continued)

Significant components of the Company’s future income tax position, as adjusted for U.S. GAAP, were:

	2003	2002
Future tax assets
Current
Non-deductible accruals	$3,355	$3,117

Long-term
Financing fees	47	44
Income tax losses	10,302	12,746
Valuation allowance	(990)	(1,407)

	9,359	11,383

Future tax liabilities - long-term
Financing fees	(83)	(134)
Depreciation of capital assets	(15,245)	(14,738)

Net future income taxes liability	$(2,614)	$(372)

(c) In accordance with U.S. GAAP, exchange gains and losses arising from the translation of the Company's net investment in self-sustaining foreign operations are included in comprehensive income which is added to net income in determining total comprehensive income. Cumulative amounts are included in accumulated other comprehensive income in the consolidated balance sheet. In accordance with Canadian GAAP, such amounts are included in the cumulative translation adjustment in shareholders’ equity in the consolidated balance sheet. During 2003, the foreign currency adjustment was $2,614 (2002 - $2,219; 2001 - $6,002).

(d) Additional disclosure in the consolidated financial statements as required under U.S. GAAP is as follows:

Allowances for doubtful accounts on accounts receivable as presented in the consolidated balance sheets as at August 31, 2003 and 2002 were $950 and $1,267, respectively.

(e) Canadian GAAP allows for the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which the Company made in 1999, is not permitted by U.S. GAAP and would result in an increase in both capital stock and deficit of $21,475.

(f) In September 2002, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Statement No. 4 previously required gains and losses from extinguishment of debt to be reported as an extraordinary item. Under Canadian GAAP, the net gains and losses from extinguishment of debt were and continue to be reported as other income in the determination of income (loss) before income taxes. As a result of adopting SFAS 145, previously reported gains from extinguishment of debt under US GAAP have been reclassified from extraordinary items to a component of income (loss) before income taxes.

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

17.	UNITED STATES ACCOUNTING PRINCIPLES (Continued)

(g) In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity. This pronouncement states that a financial instrument issued in the form of shares, that is mandatorily redeemable and embodies an unconditional obligation requiring the Company to redeem it by transferring its assets at a specified or determinable date or dates or upon an event that is certain to occur, to be classified as a liability. The Company is currently assessing the impact of this pronouncement and expects that certain of the common shares issued to management may be reclassified.

(h) The following table reflects the differences between Canadian and U.S. GAAP consolidated balance sheet amounts:

	2003	2002
Total assets (per financial statements)	$132,307	$214,398
Add: future income tax assets (item (b))	3,355	3,117
Less: share purchase loans (item (a))	(58)	(349)

Total assets (per U.S. GAAP)	$135,604	$217,166

Total liabilities (per financial statements)	$102,805	$127,997
Add: future income tax assets (item (b))	3,355	3,117

	106,160	131,114

Share capital (per financial statements)	90,658	91,860
Add: reduction of stated capital (item (e))	21,475	21,475
Less: share purchase loans (item (a))	(58)	(349)

	112,075	112,986

(Deficit) retained earnings (per financial statements)	(69,502)	(10,432)
Less: deficit reduction (item (e))	(21,475)	(21,475)

	(90,977)	(31,907)

Contributed surplus	2,424	1,665

Accumulated other comprehensive income	5,922	3,308

Total liabilities and shareholders equity (per U.S. GAAP)	$135,604	$217,166

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

17.	UNITED STATES ACCOUNTING PRINCIPLES (Continued)

Consolidated statement of income (loss) is reconciled to U.S. GAAP as follows:

	2003	2002	2001
Net income (loss) before cumulative effect of change in accounting policy (per financial statements)	$4,942	$(4,400)	$(7,180)
Cumulative effect of change in accounting policy—Note 2 (a)	(64,012)	—	—

Net loss per U.S. GAAP	(59,070)	(4,400)	(7,180)
Other comprehensive income item:
Change in currency translation adjustment (item (c))	2,614	2,219	6,002

Comprehensive loss per U.S. GAAP	$(56,456)	$(2,181)	$(1,178)

Net loss would have been as follows had the Company been accounting for goodwill under FAS 142 for 2002 and 2001:

Reported net loss per U.S. GAAP	$(59,070)	$(4,400)	$(7,180)
Add back: goodwill amortization	—	4,344	4,233

Adjusted net loss per U.S. GAAP	$(59,070)	$(56)	$(2,947)

Statement of deficit is reconciled to U.S. GAAP as follows:

	2003	2002	2001
Deficit, beginning of year per U.S. GAAP	$(31,907)	$(27,507)	$(20,327)
Net loss per U.S. GAAP	(59,070)	(4,400)	(7,180)

Deficit, end of year per U.S. GAAP	$(90,977)	$(31,907)	$(27,507)

EXHIBIT INDEX

Exhibit No.	Description	Page

1.1	Articles of Amalgamation of Anchor Lamina, incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended August 31, 2001.	N/A

1.2	By-Laws of Anchor Lamina, incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Forms S-4 and F-4 (file nos. 333-8426 and 22-27934) effective March 25, 1998.	N/A

2.1	Indenture, dated as of February 5, 1998, by and among Anchor Lamina, Anchor America and United States Trust Company of New York, as Trustee (including forms of the Outstanding Notes and Exchange Notes), incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Forms S-4 and F-4 (file nos. 333-8426 and 22-27934) effective March 25, 1998.	N/A

2.2	Form of Exchange Note (contained in Exhibit 2.1), incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Forms S-4 and F-4 (file nos. 333-8426 and 22-27934) effective March 25, 1998.	N/A

2(b)	See Exhibit 4.4.

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

4.1	Unanimous Shareholders’ Agreement (the “USA”) with respect to Anchor Lamina, made as of August 6, 1997, between Harrowston Inc. (“Harrowston”), Royal Bank Equity Partners Limited (“RBEPL”), Ontario Teachers’ Pension Plan Board (“Teachers”), the management shareholders of Anchor Lamina, Clare E. Winterbottom, 1243431 Ontario Ltd., Klaus Peter Wippermann and Anchor Lamina, incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Forms S-4 and F-4 (file nos. 333-8426 and 22-27934) effective March 25, 1998.	N/A

4.2	First Amending Agreement to Unanimous Shareholders’ Agreement, made as of January 16, 1998, among the parties to the USA, Harrowston Capital Corporation (“Harrowston Capital”) and 1225210 Ontario Limited, incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Forms S-4 and F-4 (file nos. 333-8426 and 22-27934) effective March 25, 1998.	N/A

4.3	Second Amending Agreement to Unanimous Shareholders’ Agreement, made as of February 23, 1999, among Harrowston Inc., Royal Bank Equity Partners Limited, Ontario Teachers’ Pension Plan Board and Anchor Lamina Inc., incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 20-F for the fiscal year ended August 31, 1999.	N/A

4.4	Loan and Security Agreement, made as of November 12, 2002, among Anchor Lamina Inc., Anchor Lamina America, Inc., Fleet Capital Canada Corporation and Fleet Capital Corporation as lenders and agents, and any other lenders from time to time party thereto, incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the fiscal year ended August 31, 2002.	N/A

4.5	Option Agreement, dated August 6, 1997, between Anchor Lamina and Harrowston, incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Forms S-4 and F-4 (file nos. 333-8426 and 22-27934) effective March 25, 1998.	N/A

4.6	Management Services Agreement, made as of August 6, 1997, between Anchor Lamina, Winclare Management Services Inc. and Clare E. Winterbottom, incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Forms S-4 and F-4 (file nos. 333-8426 and 22-27934) effective March 25, 1998.	N/A

Exhibit No.	Description	Page

4.7	Secondary Offering Agreement, made as of August 6, 1997, between Harrowston, RBEPL, Teachers and Anchor Lamina, incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Forms S-4 and F-4 (file nos. 333-8426 and 22-27934) effective March 25, 1998.	N/A

7.1	Calculation of income to fixed charges ratio for the years ended August 31, 1999 to August 31, 2003.

8.1	Subsidiaries of the Company, incorporated by reference to the disclosures under “Organizational Structure” in Item 4 of this report.	N/A

11.1	Anchor Lamina Inc. Code of Business Conduct and Ethics

12.1	Certification of Chief Executive Officer Pursuant to Rule 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer Pursuant to Rule 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S. C. Section 1350 and Rule 15d-14(b), as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.