Form 20-F
period 2004-08-31
ANCHOR LAMINA INC
filed 2005-02-28
CIK 1001987

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

(  )

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

- OR -

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2004

- OR -

(  ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number:  333-8426 and 22-27934

ANCHOR LAMINA INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

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

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares – 148,948,439

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filling requirement for the past 90 days:

YES __X_____     NO _______

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 _______     Item 18  X

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

	Fiscal Year Ended August 31,
	2000	2001	2002	2003	2004
Average	1.4717	1.5284	1.5732	1.4774	1.3298

The following table sets forth, for each period indicated, the high and low exchange rates for United States dollars expressed in Canadian dollars, based on the US$ Noon Buying Rate:

	Month of
	Aug 2004	Sept 2004	Oct 2004	Nov 2004	Dec 2004	Jan 2005
Low	1.2964	1.2648	1.2194	1.1775	1.1856	1.1982
High	1.3323	1.3071	1.2726	1.2263	1.2401	1.2422

On February 11, 2005 , the US$ Noon Buying Rate was US$1.00 =$1.2380.

Selected Financial Data

The following table sets forth selected historical consolidated financial and other data of Anchor Lamina and should be read in conjunction with the Consolidated Financial Statements in Item 18 and “Operating and Financial Review and Prospects” in Item 5.  The Selected Financial Data for the fiscal years ended August 31, 2000, 2001, 2002, 2003 and 2004 have been derived from Anchor Lamina's audited consolidated financial statements.

	Fiscal Year Ended August 31,
	2000	2001	2002	2003	2004
(Dollars in Thousands, Except Ratios)	(Audited)

Statement of Income (Loss) Data:
Sales	$192,845	$168,574	$137,234	$147,320	$147,482
Cost of goods sold	134,712	122,037	97,680	104,995	104,721
Gross profit	58,133	46,537	39,554	42,325	42,761
Selling and administrative expenses…	35,412	28,634	22,174	22,821	23,883
Depreciation and amortization (1), (7), (8)	12,353	12,669	11,649	8,463	10,367

	Fiscal Year Ended August 31,
	2000	2001	2002	2003	2004
(Dollars in Thousands, Except Ratios)	(Audited)
Operating income (1)	10,368	5,234	5,731	11,041	8,511
Loss (gain) on disposal of capital assets	--	1,530	(997)	206	176
Interest expense, net	17,375	13,366	10,714	8,941	7,789
Other (income) expenses (1), (2)	(14,478)	(320)	450	(4,649)	(1,279)
Income (loss) before income taxes (1)	7,471	(9,342)	(4,436)	6,543	1,825
Income taxes (1)	3,517	(2,162)	(36)	1,601	292
Net income (loss) (1)	$3,954	$(7,180)	$(4,400)	$4,942	$1,533
Balance Sheet Data:
Working capital (3)	$15,694	$1,491	$11,798	$14,012	$17,074
Total assets (1), (7)	258,719	221,351	214,398	132,307	126,918
Short-term bank indebtedness ……….	12,712	17,740	14,905	7,379	3,350
Long-term debt (4) ………….	125,424	97,711	94,482	76,322	71,017
Shareholders' equity (1)	91,642	88,582	86,401	29,502	32,087
Other Data:
Cash flow from operations …………..	$10,479	$(3,440)	$5,527	$9,308	$10,639
Cash flow from investing activities. …	$(7,806)	$27,738	$1,348	$3,915	$(4,974)
Cash flow from financing activities …	$(12,615)	$(24,298)	$(6,875)	$(13,223)	$(5,665)
Capital expenditures	$28,039	$5,083	$4,862	$3,552	$5,013
Ratio of total debt to total
Capitalization (1), (5)	0.60	0.57	0.56	0.74	0.70
Ratio of income to fixed charges (1), (6)	1.42x	.32x	.60x	1.67x	1.21x

NOTES TO SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

(1)

In December, 2001, the Canadian Institute of Chartered Accountants (CICA) amended Handbook section 1650, Foreign Currency Translation, to eliminate the requirement of deferring and amortizing unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period.  The amendment requires companies to record exchange gains or losses in income in the current reporting period and to separately disclose exchange gains and losses.  Any change necessary to apply the new requirements is required to be recognized retroactively and disclosed as a change in accounting policy with restatement of comparative figures.  The Company adopted the new requirements on September 1, 2002 and the financial statements of prior periods have been restated to reflect the effects of this change in accounting policy ..

(2)

Other (income) expenses for fiscal 2004 primarily consist of a $1.3 million gain on foreign exchange.  See Item 5 “Operating and Financial Review and Prospects – Fiscal Year Ended August 31, 2004 Compared to Fiscal Year Ended August 31, 2003 – Other expense (income), net.”  Other (income) expenses for fiscal 2003 include a $4.6 million gain on the repurchase of outstanding Senior Subordinated Notes, referred to in this report as the  “Notes”, at a discount, and a $1.6 million gain on foreign exchange, partially offset by plant closure and related environmental costs of $1.1 million and an additional loss on sale of the Europe an operations of $0.4 million.  See Item 5 “Operating and Financial Review and Prospects – Fiscal Year Ended August 31, 2003 Compared to Fiscal Year Ended August 31, 2002 – Other expense (income) , net.”  Other (income) expenses for fiscal 2002 consist primarily of a loss on foreign exchange of $0.3 million and an additional loss on sale of the Europe an operations of $0.2 million.      Other (income) expenses for fiscal 2001 include a $5.1 million gain on the repurchase of outstanding Notes at a discount, partially offset by plant closure and related environmental costs of $1.7 million, employee severance and transition costs of $2.0 million, a loss on foreign exchange of $0.8 million, and a loss on sale of European operations of $0.4 million ..  Other (income) expenses for fiscal 2000 include a $23.8 million gain on the repurchase of outstanding Notes at a discount and $1.3 million of interest revenue, partially offset by plant closure and reorganization costs of $11.0 million which include employee severance and transition costs of $1.6 million.

(3)

Working capital represents current assets less current liabilities including current portion of long-term debt and short-term bank indebtedness.

(4)

Includes current portion of long-term debt and the Notes.

(5)

The ratio of the aggregate of short-term bank indebtedness and long-term indebtedness to the aggregate of short-term bank indebtedness, long-term indebtedness, and shareholders' equity.

(6)

For purposes of calculating the ratio of income to fixed charges, income represents income (loss) before income taxes plus fixed charges.  Fixed charges consist of interest expense, net, including amortization of deferred financing costs.

(7)

In September 2001, the CICA issued Handbook section 3062, Goodwill and Other Intangible Assets.  Goodwill represents the excess of the purchase price paid over the fair value of net identifiable assets acquired.  This pronouncement significantly changes the accounting for goodwill and intangible assets and states that goodwill and indefinite lived intangible assets are no longer amortized but are reviewed for impairment annually (or more frequently if impairment indicators arise).  Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives.  The amortization provisions of the pronouncement apply to goodwill and intangible assets acquired prior to July 1, 2001.  Companies were required to adopt the pronouncement in their fiscal year beginning after January 1, 2002.  The Company adopted CICA Handbook section 3062 on September 1, 2002.  Upon adoption of this pronouncement, the Company ceased amortization of goodwill with a net carrying amount of $64,012 and annual amortization of approximately $4,344.  The pronouncement requires g oodwill to be written down when there has been a permanent impairment in its value.  A permanent impairment in goodwill is determined by comparing the fair value of each reporting unit to the value of its other assets and goodwill.  Based on management's evaluation under the transitional impairment test in this new pronouncement, the Company has recorded a non-cash charge of $64,012 to write-off the net carrying amount of the Company's goodwill in the first quarter of fiscal 2003.  The impairment loss has been recognized as the effect of a change in accounting policy and charged to the September 1, 2002 deficit without restatement of comparative figures.

(8)

Effective June 1, 2003, the Company reduced the estimated future useful lives of machinery and equipment from a maximum of 30 years to a maximum of 15 years.  This resulted in increased depreciation expense of $0.9 million in fiscal 2003 and $2.8 million in fiscal 2004.

Anchor Lamina prepares its financial statements in accordance with Canadian GAAP.  These principles conform in all material respects with U.S. GAAP except as described in Note 17 to the August 31, 2004 Consolidated Financial Statements.

The following table sets forth selected financial data of Anchor Lamina for the three fiscal years ending August 31, 2002, 2003, and 2004 as if the financial statements had been prepared in accordance with accounting principles generally accepted in the United States.

	Fiscal Year Ended August 31,
	2002	2003	2004
	(Audited)
	(Dollars in Thousands)

Statement of (Loss) Income Data:
Operating income	$6,567	$13,116	$9,225
(Loss) income before income taxes	(4,436)	6,543	1,825
Net (loss) income before cumulative
effect of change in accounting
policy	(4,585)	4,786	2,233
Cumulative effect of change in
accounting policy	-	(64,012)	-
Net (loss) income (a)	(4,585)	(59,226)	2,233

Balance Sheet Data:
Total assets	$217,166	$135,604	$129,630
Long-term debt	94,482	76,322	71,017
Shareholders' equity	86,052	28,744	32,029

(a)

The write-off of goodwill is included in Net loss for US GAAP purposes, but is recorded as a charge to the September 1, 2002 deficit for Canadian GAAP purposes.

Risk Factors

The Company is dependent on the automotive industry for sales of most of its products, and changes in demand for its products in that industry or in other industries, some of which are cyclical, could adversely affect the Company's revenues.

The Company sells to original equipment manufacturers, referred to in this report as “OEMs”, and other customers in a number of industries including the automotive, appliance, farm equipment, hardware for home construction and other manufacturing industries.  Although management cannot be certain as to the industries in which products sold to its customers are eventually used, management believes that approximately 60% of its revenues are from products sold by the Company that end up in the automotive industry.  Generally demand for the Company's products stems from tooling changes resulting from technological advancement, model differentiation, product enhancement and start-up tooling requirements, among other factors.  Any lengthening of product or model life cycles, therefore, could have a material adverse effect on the Company.  Also, any conditions that lead to deferral of spending on tooling in the industries in which the Company's products are used could adversely affect the Company's results for a particular period.  See Item 4 “Information on the Company – Cyclicality of Business”.

Several industries in which the Company's customers operate have historically experienced significant fluctuations in demand based on general economic conditions, interest rates and consumer confidence.  If these changes result in a decrease in model changes and, consequently, tooling changes, the Company's sales could be adversely affected.  In addition, lengthy strikes, lockouts , work stoppages or other production interruptions in the automotive or other industries could also adversely affect the demand for the Company's products.

Any disruption in the Company's supply of steel could disrupt the Company's manufacturing operations and any increase in steel prices could adversely affect the Company's profitability.

Steel is the primary raw material used in the manufacture of fabricated steel die sets.  Increases in the price of steel would cause a corresponding increase in the cost of production, which may not in all cases be passed on to the Company's customers and could, therefore, reduce the Company's profitability.  The Company was able to pass on to its customers the significant increases in steel prices in 2004.  A sudden drop in the price of steel could also negatively affect the Company's profitability because the Company may not be able to sell its steel inventory at the price at which it was purchased.  The Company tries to maintain low levels of steel inventory matched, to the extent possible, to customer commitments.   The Company has historically not had any significant problems obtaining steel.  However, any disruption in the availability of such steel plate could cause production interruptions or, to the extent the Company is required to buy steel from the open market, an increase in the cost of production.  The Company historically purchased the majority of its North American steel requirements from a Canadian steel company.  In fiscal 2003, this source idled its hot rolled plate mill.  Delivery from alternative sources of steel plate commenced in 2003, mainly from a mill in the United States.  The Company is currently dependent on this supplier for its steel requirements.  Any disruption in supply from the Company's major steel supplier could cause production interruptions or, to the extent the Company is required to buy steel from the open market, an increase in the cost of production ..

Exchange rate fluctuations affect the Company's ability to repay the Notes.

As a result of the Company's US and German operations, the Company is subject to the effects of currency fluctuations between the Euro and the Canadian dollar, and between the US dollar and the Canadian dollar.  In addition, significant portions of the Company's revenues are received in Canadian dollars and in Euros.  The Notes are denominated and payable in United States dollars.  See Item 5 “Operating and Financial Review and Prospects – Exchange and Currency Fluctuations”.

The Company's substantial amount of indebtedness requires us to dedicate a substantial portion of our cash flows to the payment of principal and interest, which may impede our ability to obtain needed financing and may make us more vulnerable to economic downturns and competitive pressures.

As a result of significant debt incurred in connection with the Acquisition (described in Item 4 under the caption “History and Development of the Company”) , the issuance of the Company's Notes and the Company's Credit Facility (as defined in Item 5 “Operating and Financial Review and Prospects – Liquidity and Capital Resources”), the Company is highly leveraged.  As of August 31, 2004 , the Company had outstanding indebtedness of approximately $74.4 million, available borrowings of approximately $13 ..7 million under the Revolving Facility (as defined in Item 5 “Operating and Financial Review and Prospects – Liquidity and Capital Resources”), and $12 ..3 million under the Term Facility (as defined in Item 5 “Operating and Financial Review and Prospects – Liquidity and Capital Resources”).  As a result of this indebtedness:

  a substantial portion of the Company's cash flow from operations is dedicated to the payment of principal and interest on its indebtedness,

  the Company's indebtedness may impede its ability to obtain needed financing for working capital, capital expenditures and general corporate purposes,

  the Company's indebtedness may make it more vulnerable to economic downturns and may limit its ability to withstand competitive pressures,

  the Company cannot be sure it will have sufficient cash flow to meet its obligations and commitments, although the Company believes it will have available lines of credit, subject to bank covenants, sufficient to meet all anticipated requirements in the 2005 fiscal year, including budgeted capital expenditures and expected working capital requirements.

The Company's ability to meet its debt service requirements is dependent on its future performance, which, in turn, is subject to general economic conditions and to financial, business and other factors affecting the Company's operations, many of which are beyond its control.  See Item 5 “Operating and Financial Review and Prospects -- Liquidity and Capital Resources”.

There is no established public trading market for the Notes.

There is no established public trading market for the Notes, although there is sporadic trading in the over-the- counter market in the United States.  There can be no assurance regarding the future development of a market for the Notes or the ability of holders of the Notes to sell their Notes, or the price at which such holders may be able to sell their Notes.  The Notes can trade at prices that may be lower than their initial offering price, depending on many factors, including prevailing interest rates, the Company's operating results and the market for similar securities.  See Item 9 “The Offer and Listing”.

The Notes are junior to our senior debt.

The Notes are subordinated in right of payment to all existing and future senior debt of the Company and Anchor Lamina America, Inc., which are referred to in this report as the “Issuers”, including indebtedness under the Credit Facility.  As of August 31, 2004 , the amount of the Issuers' senior debt was approximately $10.9 million.  Subject to some limitations, the Issuers are permitted to incur additional senior debt.  As a result of the subordination provisions of the Notes, if the Company liquidates or becomes insolvent, its assets will be available to pay obligations on the Notes only after all senior debt has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding.  In addition, the Company may not pay amounts owing with respect to the Notes if any senior debt is not paid when due unless the payment default is cured, is waived or otherwise ceases to exist.  See Item 5 “Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

Agreements governing the Issuers' outstanding indebtedness impose operating and financial restrictions on the Issuers.

The agreements governing the outstanding indebtedness of the Issuers impose operating and financial restrictions on the Issuers.  The Credit Facility requires the Issuers to maintain specified financial ratios and tests, including a fixed charge coverage ratio, minimum EBITDA levels, minimum Revolving Facility availability and maximum capital expenditure levels.  The Credit Facility also restricts the Company's ability to:

  pay dividends, redeem stock or make distributions to shareholders,

  change control of voting common stock,

  prepay debt,

  grant liens,

  make loans, acquisitions and investments,

  incur additional indebtedness,

  advance funds within the corporate structure of the Company,

  engage in mergers, reorganizations and asset sales out of the ordinary course of business and enter into derivative transactions.

Failure to comply with these covenants could result in an event of default, which could result in acceleration of the related indebtedness and an event of default under the Note Indenture.  In addition, the Note Indenture restricts the Company's ability to:

  incur additional indebtedness,

  pay dividends and make distributions,

  issue stock of subsidiaries to third parties,

  make specified investments,

  repurchase stock,

  create liens,

  enter into transactions with affiliates,

  merge, amalgamate or consolidate either Issuer with third parties, and transfer and sell assets to third parties.

Failure to comply with these covenants could result in an event of default under the Indenture, which could result in an event of default under the Credit Facility.

Because of the industrial use of the Company's properties, the Company might be exposed to significant environmental liabilities.

Substantially all of the Company's facilities are subject to applicable federal, provincial, state and municipal laws concerning, among other things, emissions and discharges to the air, water and sewers, handling, storage and disposal of wastes, recycling, handling and storage of raw materials, including hazardous materials, or otherwise relating to the protection or conservation of the environment.  Compliance with these laws has not had, and management does not expect it to have, a material effect upon the capital expenditures, operating income or competitive position of the Company.

In 1994, the United States Environmental Protection Agency directed Anchor Lamina America, Inc. to initiate an environmental investigation of the Bellaire, Michigan plant.  Remediation was completed at the facility in November 1998.  Pursuant to the remediation plan, the Company is continuing to monitor the ground water until testing shows the elimination of chemical contamination.

Certain metals and chemical contamination has been found at the Company's former fabricated steel die set manufacturing facility located in Cheshire, Connecticut.  The Company is proceeding with delineation testing that, together with current State and Federal regulations, will determine the nature and extent of any required remediation of the site.  The Company has recorded a liability of $2.4 million (US$1.9 million) to pay for estimated remediation costs and professional fees.  The liability is based on reports from environmental consulting firms.

Other than the remedial work completed at the Bellaire plant and the testing being conducted in Connecticut, no material studies or remedial measures are currently anticipated or planned by the Company or required by regulatory authorities with respect to the Company's properties.  The Company cannot be sure, however, that all environmental liabilities have been determined or accurately quantified, that any prior owner of the Company's properties did not create a material environmental condition not known to the Company, or that a material environmental condition does not otherwise exist with respect to any such property.  See Item 4 “Information on the Company – Environmental Matters”.

Alternative technologies could reduce the need for the Company's products.

Potential alternative technologies to form metal and plastic parts, such as hydroforming or alternative molding techniques, such as blow molding or compression molding, might reduce the need for metal stamping or plastic injection molding.  Such technologies do not yet represent significant competition.   In the future, however, they could significantly reduce demand for the Company's products.  In addition, the ongoing shift from metal parts to plastic parts in industries such as the automotive industry could also have a negative impact on the Company's fabricated steel die set business.

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

A change of control of the Company and a rating decline could require the Company to offer to repurchase the Notes when it does not have adequate funds to do so and could result in an event of default under its indebtedness.

A change of control and a rating decline by one or more gradations (and such decline results in a rating that is below BBB- in the case of S&P or below Baa3 in the case of Moody's) at any time within 90 days after the date of public notice of the change of control will require the Issuers to offer to repurchase the outstanding Notes at 101% of their principal amount plus accrued and unpaid interest.  If a change of control and rate decline were to occur, the Company might not have sufficient funds to make the repurchase offer and might be contractually prohibited from making such payments.  In addition, a change of control will result in a default under the C redit F acility, and the Note repurchase obligation could result in an event of default under other indebtedness of the Issuers.

The Company is controlled by its Principal Shareholders and management whose interests might not be the same as those of the holders of the Notes.

The Company's common shares are held by the Principal Shareholders and Management Shareholders, and they have the power to control the policies and operations of the Company.  See Item 6 “Directors, Senior Management and Employees – Share Ownership”.  Their interests might conflict with the interests of holders of the Notes.  In addition, they may have an interest in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance their equity investment, even though those transactions may involve risks to the holders of the Notes.

ITEM 4 INFORMATION ON THE COMPANY

History and Development of the Company

Anchor Lamina Inc., an Ontario corporation, was formed by amalgamation under the laws of the Province of Ontario, Canada on August 7, 1997.   The registered office of Anchor Lamina is located at 10th Floor, TD Tower, 66 Wellington St. West, Toronto, Ontario, M5K 1A2.  The executive offices of Anchor Lamina Inc. are located at 2590 Ouellette Avenue, Windsor, Ontario, N8X 1L7, (519) 966-4431.  The registered office of Anchor Lamina America Inc., referred to in this report as Anchor America, is 38505 Country Club Drive, Suite 1 00, Farmington Hills, MI, 48333.  The resident agent is Frank Mendonca.

Anchor Lamina's original predecessor was Anchor Machine & Manufacturing Limited, referred to in this report as “Anchor Machine”, which was founded as a manufacturer of fabricated steel die sets in Mississauga, Ontario in 1960.  In 1975, Clare E. Winterbottom, who had been the General Manager of Wheatly Manufacturing Ltd. (one of the oldest and largest manufacturers of fabricated steel die sets in Canada), and a group of associates, purchased Anchor Machine.  Through the 1970's and early 1980's, Anchor Machine concentrated on the fabricated steel die set manufacturing business and opened additional facilities in Windsor and Cambridge, Ontario ..

In August 1988, Anchor Machine bought Lamina Inc. (now, Lamina Components) as part of its strategy to achieve greater vertical integration and expand its non-automotive customer base.  Anchor Machine had been Lamina Inc.'s largest customer and was the exclusive Canadian distributor of Lamina Inc.'s products.  By 1989, Anchor Machine was selling fabricated steel die sets and related components, providing mold makers with services and specialized steel warehousing and supplying steel (torch cut, ground, machined and stress relieved) for the upper and lower plates, ejectors, retainers and parallels assembled by makers of plastic injection molds.  In December 1989, Anchor Machine acquired Reliance Steel Fabricators Limited to expand its services in steel fabrications.  The acquisition of the Reliance Product Group allowed Anchor Machine to bid for large fabrications such as machine bases, scale decks, undercarriages and similar items.  The acquisition also increased Anchor Machine's capacity in the important Windsor/Detroit market.

In 1990, Anchor Machine changed its name to its current name, “Anchor Lamina Inc.”.

Having decided to expand its focus to global markets, Anchor Lamina purchased EOC, a major manufacturer and distributor of standard mold bases and related components in Europe, effective October 1994.  EOC had been an important distributor of the products of Lamina Inc. in Europe over the previous 25 years.  The acquisition served to expand the Company's sales to Europe and to export its proprietary technology primarily related to the production of large-scale fabricated steel die sets.

In September 1995, Anchor Lamina purchased the business of Superior Steel, a Cheshire, Connecticut-based manufacturer of fabricated steel die sets and other similar products.  This facility was closed in fiscal 2000.  In January 1996, Anchor Lamina purchased the business of one of the main competitors of Lamina Inc., Micro Mirror, the products of which were absorbed by Lamina Components in 1997 ..

The Company completed the construction of the distribution centre for Lamina Components in Oak Park, Michigan, in January 1996.  The distribution center was closed in November 2000.  Through the implementation of the Anchor Lamina Production System, referred to in this report as “ALPS”, additional manufacturing space was made available in the Bellaire plant to allow distribution to be handled from Bellaire.  It also built a new plant in Cambridge, Ontario (September 1996), opened an additional fabricated steel die set plant in Kentwood, Michigan (January 1997) and expanded the existing plants in Chemnitz, Germany (May 1997), Windsor, Ontario ( June 2000), and Mahlberg, Germany (September 2000) and added a second Chemnitz, Germany plant (June 2000) to enable the Company to better serve its customers, to allow for growth in previously untapped markets and to expand overall capacity.

On August 6, 1997, a group led by Harrowston Inc., (Harrowston Inc. and Harrowston Holdings Limited, which became the parent company of the Harrowston group in 2001 are referred to in this report as “Harrowston”) , consisting of Harrowston, Royal Bank Equity Partners Limited, and the Ontario Teacher's Pension Plan Board, collectively referred to in this report as the “Principal Shareholders”, and certain current and past members of management, referred to in this report as the “Management Shareholders”, acquired all of the shares of Anchor Lamina, referred to in this report as the “Acquisition”.  The aggregate purchase price was approximately $250.5 million, including the assumption of debt and transaction-related fees and expenses.

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

In fiscal 2000, the Company repurchased $52.9 million (US$35.8 million) principal amount of the Notes, in the open market, for an aggregate cost of $27.3 million (US$18.5 million).  These repurchases resulted in a pre-tax gain of $23.8 million net of the write-off of related deferred finance fees and foreign exchange of $1.8 million.  In fiscal 2001, the Company repurchased $10.0 million (US$6.6 million) of Notes for an aggregate cost of $4.6 million (US$3.0 million) and a pre-tax gain of $5.1 million net of the write-off of related deferred finance fees of $0.3 million.  In fiscal 2003, the Company repurchased $8.5 million (US$5.6 million) principal amount of the Notes, in the open market, for an aggregate cost of $3.7 million (US$2.5 million).  These purchases resulted in a pre-tax gain of $4.6 million net of the write-off of related deferred finance fees of $0.2 million.  The repurchases were funded from the Company's cash resources and borrowings under available bank operating lines.

Effective May 31, 2001, the Company sold its business interests and operations at Mahlberg and Ludenscheid, Germany, and its distribution interests in France and the Czech Republic, collectively referred to in this report as “EOC”, for $33.3 million (Euro 25.1 million ).  The purchaser was Milacron of Cincinnati, Ohio through its operating division D-M-E.  In fiscal 2003, the Company received $7.3 million (Euro 4.6 million ) as full and final settlement of the balance of payment due from the purchaser that resulted in an additional loss on sale of the European operations of $0.4 million (Euro 0. 2 million ).

On July 24, 2001, TD Capital's Canadian Private Equity Partners Fund, through its subsidiary 1479523 Ontario Limited, acquired all of Harrowston's outstanding Class A shares.  On May 26, 2003, the shares of Anchor Lamina Inc., which were held by a subsidiary of Harrowston called Har rowston Acquisition Corp. were transferred to Harrowston Holdings Limited through the amalgamation of Harrowston Acquisition Corp. and Harrowston Holdings Limited ..

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

In fiscal 2002, the Company spent $4.9 million on the purchase of capital assets, primarily to increase machining capacity at the Windsor, Ontario facility, and to expand the implementation of ALPS at the Bellaire facility of Lamina Components.

In fiscal 2003, the Company spent $3.6 million on the purchase of capital assets, primarily to improve production efficiency at the Bellaire facility of Lamina Components and at all facilities of North American Die Sets, referred to in this report as “NADS” ..

In fiscal 2004, the Company spent $5.0 million on the purchase of capital assets, primarily to improve production efficiency at the Bellaire facility of Lamina Components, to increase machining capacity at the Kentwood, Michigan facility of NADS, and to increase machining capacity at Anchor Lamina GmbH.

On January 30, 2005 the Company reached an agreement for a transaction that, if completed, would result in the Notes being redeemed.

Business Overview

The Company is a leading international manufacturer and distributor of fabricated steel die sets and related components; cut, ground, machined, fabricated, and stress-relieved steel plate; and mold base related components used in the tool and die and mold industries.  The primary applications for these products are metal stamping and plastic molding.  A fabricated steel die set is a tool holder which in most cases is comprised of two steel plates that have been machined to standard or custom specifications and which are then typically assembled with various pins, bushings, gibs and wear plates into a matching “set”.  Tool and die makers build and mount tooling in the die set which is then placed in a stamping press to produce the desired shaped metal part.  The part is then used by an OEM in the final assembly of end products such as automobile fenders and refrigerator doors.  Die sets range in size from six inches by six inches to 120 inches by 240 inches, and in weight from less than 40 pounds to greater than 50,000 pounds.  Mold bases provide the same function as die sets in the molding of plastic parts, generally through the thermal plastic injection molding process.  Such parts are then used by OEMs in the final assembly of end products such as housewares, plastic toys, and automotive interiors ..  Die set and mold base components are mounted on die sets and mold bases, as applicable, to perform various functions such as guiding the two steel plates together during the stamping or molding process.  A significant source of demand for components arises from the need to replace broken or worn components in operating die sets and mold bases.

A die set or mold base is usually designed to manufacture a specific product and is not reused to manufacture other products.  Therefore, when there is a change in the design of a product, such as a snowmobile, car, or appliance, new die sets or mold bases are usually required.  While die sets and mold bases are critical links in an OEM's manufacturing process, they generally represent only 10-20 % of the total cost of a complete tool or mold assembly.

The die set and related components and the mold base components industries are fragmented and niche-oriented and have traditionally been characterized by a limited number of large competitors and numerous smaller privately-held companies servicing the needs of local customers.

The Company conducts its operations through three principal operating units: North American Die Sets (fabricated steel die sets and steel services) and Lamina Components (die set and mold base components) in North America, and Anchor Lamina GmbH (fabricated steel die sets) in Europe.  The Company's manufacturing facilities employ modern production technology, including computer automated manufacturing equipment large enough to manufacture large-scale and complex fabricated steel die sets and mold bases.  The capability to manufacture large-scale and complex fabricated steel die sets and mold bases is one of the Company's significant competitive advantages relative to most smaller regional manufacturers.

  NADS manufactures fabricated steel die sets and provides steel plate services, such as fabrications, cutting, grinding, machining, and stress-relieving, in North America, and distributes die set components in Canada.  NADS operates through seven plants in North America, two of which are located in the United States and five of which are located in Canada.

  Lamina Components manufactures and distributes die set and mold base components for use by die set and mold base makers (including NADS and many of its North American competitors), tool and die makers and mold makers.  Die set and mold base components include pins, bushings, gibs, wear plates, die springs and cams.  Lamina Components operates a plant and distribution center in Bellaire, Michigan, and an administrative and engineering office in Farmington Hills, Michigan.

  Anchor Lamina GmbH manufactures and distributes fabricated steel die sets, steel plate services such as cutting, grinding, machining, and stress relieving, as well as occasional automation systems projects for automotive industry customers ..  Anchor Lamina GmbH operates two plants in Chemnitz, Germany.

North American Die Sets

NADS consists of the operations of the United States Die Set Product Group, the Canadian Die Set Product Group and the Reliance Product Group.  It manufactures fabricated steel die sets and provides steel plate services such as fabrications, cutting, grinding, machining, and stress-relieving in North America and distributes die set components in Canada.  It has plants in Windsor, Mississauga, Cambridge, and Tilbury, Ontario; Montreal, Quebec, and Madison Heights (a suburb of Detroit) and Kentwood, Michigan.  The facilities in Windsor, Mississauga, Cambridge and Kentwood range in size from 40,000 to 116,000 square feet and each has a full range of machinery and equipment.  At the Montreal plant (12,000 square feet), there is a limited range of similar equipment with large orders being produced at the Mississauga or Cambridge plants.  The Madison Heights plant (5,000 square feet) is used as a distribution center for components.

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

The Reliance Product Group is located in Tilbury, Ontario, approximately 50 kilometers east of Windsor.  It is a manufacturer of large custom steel plate fabrications used primarily within the machinery and equipment manufacturing industries.  Additionally, the Reliance Product Group has developed an expertise in cutting, grinding, and normalizing steel plate and distributing high carbon alloy steel to the die set and mold base industries.  These services are offered for the Southern Ontario and Midwestern United States markets.  The Reliance Product Group occupies a 38,000 square foot building.

NADS provides a number of services to tool and die and mold makers.  These services include torch cutting, stress relieving, grinding, boring and machining of steel plates.  These plates may be supplied by the customer or by NADS which can generally obtain materials on better terms from steel mills than can individual tool and die shops.

NADS sells a variety of commonly used components which include pins, gibs, bushings, wear plates and die springs.  NADS distributes components produced by a limited number of different manufacturers.  The product group's largest component supplier is Lamina Components which historically has supplied approximately 60% to 70 % of its annual component requirements.

Lamina Components

Lamina Components, formerly Lamina Inc., is a division of Anchor Lamina America, Inc. with its major facility, a 150,000 square foot plant in Bellaire, Michigan.  It is a major manufacturer and worldwide distributor of die set and mold base components such as pins, gibs, bronze-plated bushings, cams and wear plates used by the metal stamping and plastic injection mold industries.  The bronze- plating process employed by Lamina Components is an electroplating technique that applies a coating of 89% copper and 11% tin onto a steel backing, combining the natural lubricity of bronze and the strength of the steel base.  This process offers cost and quality advantages over competing processes.  Bronze-plated components manufactured by Lamina Components include die and mold bushings, gibs and wear plates.  Lamina Components also manufactures non-bronze components, such as guide pins and mold pins, and distributes die springs, rubber springs, urethane springs, disc springs, and stock lifters.

Lamina Components also manufactures a line of portable heavy-duty hydraulic drilling and tapping machines, hydraulic die separators and a line of small precision hydraulic motors for automotive companies, hydro-electric power plants, manufacturers of large equipment and food processors.

Anchor Lamina GmbH

Anchor Lamina GmbH manufactures and distributes NADS type fabricated steel die sets and steel plate services for tool and die makers.  It operates out of a 40,000 square foot facility, and a 30,400 square foot facility, both in Chemnitz, Saxony, Germany.  It also has associated companies in Belgium and Russia.

Management believes that Anchor Lamina GmbH is one of a few suppliers to the German steel die set market.  Anchor Lamina GmbH has over 500 customers, the majority of which are located in Germany.

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

NADS competes with approximately three major manufacturers of die sets in North America and many smaller regional manufacturers.  The most significant competitors are Danly Die Set Company/Division of Connell Limited Partnership (Cleveland, Ohio), Superior Die Set Corp. (Oak Creek, Wisconsin), and Producto Machine Company (Bristol, Connecticut).  Lamina's most significant global competitors are Danly IEM Company/Division of Connell Limited Partnership (Cleveland, Ohio), Sankyo (Japan), Oiless (Japan), Misumi (Japan), LuBo (South Korea), Fibro (Austria), Voest Alpine (Stuttgart, Germany), Agathon (Switzerland), and MDL (Brazil) ..  In Europe, the major competitors of Anchor Lamina GmbH are Steinl Normalien and Fibro in Germany, Voest Alpine in Austria and Danly International in Belgium.

Diversified Sales

The Company's revenues are diversified across a wide range of products, customers, industries and geographic regions, which reduces the Company's exposure to economic or industry cyclicality.

   In each of the past five fiscal years, no single direct customer accounted for more than 4% of revenues.

  Although management cannot be certain as to the industries in which products sold to its customers are eventually used, management believes that revenues are generally comprised of an estimated 60% for automotive, 10% for appliances and 30 % across various other industries including office furniture, lighting systems, aerospace, defense, farm equipment and sports vehicles, such as snowmobiles, golf carts, hardware for home construction, and toys ..

The following table provides information concerning the Company's sales and assets by geographic region:

	Fiscal Year Ended August 31,
	(Dollars in Thousands)
Product or Service	2004		2003		2002

Custom and Stock Fabricated steel die sets	$50,891	35%	$52,403	36%	$43,899	32%
Die Set Components	43,964	30%	49,026	34%	50,207	37%
Cutting, Grinding, and Machining Services	46,312	31%	39,597	26%	37,339	27%
Fabrications	6,315	4%	6,294	4%	5,789	4%
Total Sales	$147,482	100%	$147,320	100%	$137,234	100%

	Fiscal Year ended August 31,
	2004		2003		2002
(Dollars in Thousands)	(Audited)		(Audited)		(Audited)

Sales
Canadian Operations
To Canadian markets	$59,427		$60,520		$56,536
To United States markets	4,184		3,953		3,717
Intercompany	23,993		20,974		17,461
United States Operations
To United States markets	65,142		65,975		63,520
Intercompany	9,213		11,071		10,849
International	2,631		3,189		3,050
European Operations
To European markets	16,098		13,683		10,411
	180,688		179,365		165,544
Intercompany Sales	33,206		32,045		28,310
Consolidated Sales	$147,482		$147,320		$137,234

Assets
Canadian operations	$66,134	52%	$69,072	52%	$76,733	36%
United States operations (1)	44,303	35%	46,638	35%	113,505	53%
European operations	16,481	13%	16,597	13%	24,160	11%
	126,918	100%	$132,307	100%	$214,398	100%

(1)

The assets in the United States operations have decreased significantly due to the write-off of goodwill in September 2002.  (See “Item 3 - KEY INFORMATION – Notes to Selected Historical Consolidated Financial Data (7)” for a detailed description of the change in accounting policy for goodwill).

See also Note 14 “segmented information” of Notes to the Consolidated Financial Statements of the Company for a description of sales, including inter-company sales and assets by geographic location.

Cyclicality of Business

The Company's business is cyclical, to a degree, based in part on model changes and production volumes of the various industries the Company serves.  However, management believes that the demand for die sets and mold bases is more dependent on product design changes than on end product volume, therefore reducing the effects of cyclicality.

Market Share

Information is limited regarding market sizes and shares for the die set and related components and mold base components industries.  However, management believes that the Company is the largest manufacturer of fabricated steel die sets and related components in North America.  Management also believes that the Company is the dominant supplier in the fabricated steel die set market in Canada and in the greater Detroit area.  In addition, management believes that the Company is one of a few suppliers in the German steel die set market ..

Customer Base and Distribution

North American Die Sets

NADS sells, through its own sales force, to the tooling industry, which manufactures tools for the whole spectrum of metal stamping and plastic molding industries.  Approximately 80% of NADS' direct sales in the 2004 fiscal year were to small specialized tool and die makers.  The largest direct customer accounted for approximately 1.2 % of the business of NADS in the 2004 fiscal year.

Lamina Components

In the United States, from the Bellaire, Michigan facility, Lamina Components distributes its products through 12 “Preferred Business Partners” (stocking distributors which carry a substantial portion of Lamina Components line), a few other major distributors, some end users, and over 30 smaller stocking distributors.  The Company acts as its own distributor of Lamina products in Canada.  About 95 % of Lamina Components' sales are in North America.  Lamina Components' international sales are currently handled through distributors in Australia, Belgium, Spain, Germany, Italy, New Zealand, Singapore, South Korea, Japan and Mexico ..

Purchases by NADS were $9.1 million, or approximately 24 ..0%, of Lamina Components' sales for the 2004 fiscal year, as compared to approximately $11 ..0 million, or approximately 25.7 % of sales for the 2003 fiscal year.

Anchor Lamina GmbH

Anchor Lamina GmbH has over 500 customers, the majority of which are located in Germany.  It sells its products through its own sales force.

During the 2004 fiscal year, Anchor Lamina GmbH had sales of approximately $16.1 million, the majority of which were in the German market.

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

Manufacturing

The Company operates nine manufacturing facilities in three countries that employ modern production technology, including computer automated manufacturing equipment large enough to manufacture large-scale and complex fabricated steel die sets and steel plate , die set components and mold base components.

Suppliers

The largest portion of the Company's manufacturing cost, other than labor, is steel.  The principal supplier to the Company was a Canadian steel company, which idled its hot rolled plate mill in fiscal 2003.  The Company has since commenced delivery from alternative sources, mainly from a mill in the United States.  The Company is currently dependent on this supplier for its steel requirements.

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

Property, Plants and Equipment

The following is a listing and brief description of the significant properties used in the conduct of the Company's business as at February 11, 2005 ..  All of the properties and facilities are owned, except for the offices in Farmington Hills, Michigan, and all of the owned properties are subject to mortgages securing the Company's bank Credit Facility.

Address of Property	Size (sq. ft.)	General Use and Description

Canadian Die Set Product Group
2590 Ouellette Avenue, Windsor, Ontario............................................	116,000	Offices and manufacturing
		(fabricated steel die sets)
1200 Lakeshore Road East, Mississauga, Ontario...............................	54,000	Offices and manufacturing
		(fabricated steel die sets)
311 Pinebush Road, Cambridge, Ontario...............................................	60,000	Manufacturing (fabricated
		steel die sets)
1450 Alphonse-D. Roy, Montreal, Quebec...........................................	12,000	Manufacturing (fabricated
		steel die sets)
United States Die Set Product Group
95 East Ten Mile Road, Madison Heights, Michigan.........................	5,000	Offices and distribution center
		(components)
4300 40th Street, Kentwood, Michigan.................................................	40,000	Manufacturing (fabricated
		steel die sets)
1855 Peck Lane, Cheshire, Connecticut (1)...........................................	38,000	Currently under lease

Reliance Product Group
95 Lyon Avenue North, Tilbury, Ontario..............................................	38,000	Manufacturing (fabrications)

Lamina Components Product Group
38505 Country Club Drive, Suite 100, Farmington Hills,
Michigan (2)..............................................................................................	4,100	Offices
3650 South Derenzy Road, Bellaire, Michigan.....................................	150,000	Manufacturing and
		distribution center
		(components)
Anchor Lamina GmbH
An der Wiesenmühle 19, Chemnitz, Germany......................................	40,000	Manufacturing (fabricated
		steel die sets)
Tuchschererstr.8, Chemnitz, Germany...................................................	30,400	Manufacturing (fabricated
		steel die sets)

(1)

Commencing on March 1, 2002 the facility is under lease to Peck Lane Associates LLC (Waterbury Button Company) until January 31, 2007, with a three year lease renewal option at the end of the lease.  The lease also contains a purchase option that is exercisable at the end of the 3rd year of the lease, at the end of the 4th year of the lease, at the end of the lease, or at the end of the renewal period.

(2)

Premises leased until November 1, 2010 ..

Environmental Matters

Compliance with environmental protection requirements has not had a material effect upon the capital expenditures, net income or competitive position of the Company during the past five fiscal years, and management does not expect such compliance to have a material effect in the current fiscal year.

In 1994, the EPA directed Anchor America to initiate an environmental investigation of the Bellaire, Michigan plant.  Remediation was completed at the facility in November 1998.  Pursuant to the remediation plan, the Company is continuing to monitor the ground water until testing shows the elimination of chemical contamination.

Certain metals and chemical contamination has been found at the Company's former fabricated steel die set manufacturing facility located in Cheshire, Connecticut.  The Company is proceeding with delineation testing that, together with current State and Federal regulations, will determine the nature and extent of any required remediation of the site.  The Company has recorded a liability of $2.4 million (US$1.9 million) to pay for estimated remediation costs and professional fees.  The amount of the recorded liability is based on reports from environmental consulting firms.

Other than the remedial work completed at the Bellaire plant and the testing being conducted in Connecticut, no material studies or remedial measures are currently anticipated or planned by the Company or required by regulatory authorities with respect to the Company's properties.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

The following table summarizes Anchor Lamina's consolidated historical results of operations, including as a percentage of net sales, for the 2002 , 2003 and 2004 fiscal years.

	Fiscal Year Ended August 31,
	2002		2003		2004
	(Audited)
	(Dollars in Thousands)
Statement of (Loss)
Income:
Net sales	$137,234	100.0%	$147,320	100.0%	$147,482	100.0%
Gross profit	39,554	28.8	42,325	28.7	42,761	29.0
Selling, general and
administrative expenses	22,174	16.1	22,821	15.5	23,883	16.2
Depreciation and amortization	11,649	8.5	8,463	5.7	10,367	7.0
Operating income	5,731	4.2	11,041	7.5	8,511	5.8
(Gain) loss on disposal of
capital assets	(997)	(0.7)	206	0.1	176	0.1
Other expense (income), net …	450	0.3	(4,649)	(3.1)	(1,279)	(0.9)
Interest expense, net .	10,714	7.8	8,941	6.1	7,789	5.3
(Loss) income before income
taxes	(4,436)	(3.2)	6,543	4.4	1,825	1.2
Income taxes	(36)	(0.0)	1,601	1.0	292	0.2
Net (loss) income	$(4,400)	(3.2)%	$4,942	3.4%	$1,533	1.0%

For a reconciliation of the Company's financial statements with United States generally accepted accounting principles, see Note 17 of the August 31, 2004 Notes to the Consolidated Financial Statements.

Fiscal Year Ended August 31, 2004 Compared to Fiscal Year Ended August 31, 2003

Net Sales

The Company's sales of $147.5 million for the 2004 fiscal year were slightly above sales of $147.3 million for fiscal 2003 ..  Excluding the impact of all foreign exchange rate changes, sales increased by $8.0 million, or 5.4%, compared to fiscal 2003 ..

The following table sets out sales for the fiscal years ended August 31, 2003 and August 31, 2004 and the percentage increase (decrease) in sales for the 2004 fiscal year in comparison to the 2003 fiscal year for each principal operating unit of the Company.

	Fiscal Year Ended August 31,
	2003	2004	Percentage Increase (decrease) in Sales
Principal Operating Unit	(Audited / 000s)
North American Die Set	$101,904	$102,709	0.8%
Lamina Components	42,738	37,861	(11.4)
European segment (“ Anchor Lamina GmbH”)	13,683	16,098	17.6
	158,325	156,668	(1.0)
Total inter-divisional sales	(11,005)	(9,186)	(16.5)
Total sales	$147,320	$147,482	0.1

Sales of NADS products increased by $0.8 million, or 0.8%, to $102 ..7 million for the 2004 fiscal year from $101 ..9 million for fiscal 2003 ..  Excluding the impact of a year over year depreciation of the United States dollar, sales increased $5.7 million, or 5.6%.  Sales increases are primarily due to the pass through of significant increases in steel prices.

Sales of Lamina Components decreased by $4 ..9 million, or 11 ..4%, to $37.8 million for the 2004 fiscal year from $42.7 million for fiscal 2003 ..  Excluding the impact of a year over year depreciation of the United States dollar, sales de creased $0.6 million, or 1.4%.

Sales from Anchor Lamina GmbH increased by $2.4 million, or 17.6%, to $16.1 million for the 2004 fiscal year from $13.7 million for fiscal 2003 ..  Excluding the impact of a year over year appreciation of the Euro, sales increased $2.2 million, or 16.1%.  Sales increases are primarily due to utilizing increased machining capacity created by fiscal 2004 capital expenditures.

Gross Profit

Gross profit increased by $0.4 million, or 1 ..0%, to $42.7 million for the 2004 fiscal year from $42.3 million for fiscal 2003 ..  Gross profit as a percentage of sales, referred to in this report as “gross profit margin”, in creased from 28.7 % for the 2003 fiscal year to 29.0 % for fiscal 2004 ..  The change in the gross profit was due primarily to production efficiencies in NADS and increased volumes in Anchor Lamina GmbH as compared to fiscal 2003 ..  Gross profit on products manufactured in Canada and shipped to the US were adversely affected by the depreciation of the US dollar in fiscal 2004.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $1.1 million to $23 ..9 million for the 2004 fiscal year, from $22.8 million for fiscal 2003 ..  As a percent of sales, these expenses in creased to 16.2 % from 15.5%.  The increase in dollar costs was primarily the result of higher bad debt expenses of $0.3 million, higher capital taxes of $0.3 million due to an audit assessment, and higher office and miscellaneous costs of $0.3 million.

Depreciation and Amortization

Depreciation increased by $1.9 million to $9.5 million for the 2004 fiscal year from $7.6 million for fiscal 2003 , primarily as a result of the reduction in estimated useful lives of machinery and equipment from a maximum of 30 years to a maximum of 15 years effective June 1, 2003 ..  Amortization of deferred financing fees in creased by $0.1 million to $0.9 million for the 2004 fiscal year from $0.8 million for fiscal 2003 , primarily as a result of a full year of amortization in fiscal 2004 of deferred financing fees related to bank refinancing, compared to only 9 months of this amortization in fiscal 2003 ..

Operating Income

Income before interest, income taxes, loss (gain) on disposal of capital assets and other (income) expenses, referred to in this report as “operating income ”, de creased by $2.5 million, or 2 2.9%, to $8.5 million for the 2004 fiscal year, from $11.0 million for fiscal 2003 ..  This de crease was a result of higher selling, general and administrative expenses and higher depreciation expenses in the 2004 fiscal year, partially offset by higher gross margin in 2004 ..  The factors contributing to this decrease in operating income are further discussed in the preceding paragraphs of this section.

(Gain) Loss on Disposal of Capital Assets

In fiscal 2004 , the Company sold or disposed of assets for negligible proceeds.  The assets sold or disposed of had a net book value of $0.2 million, and resulted in a loss on sale of $0.2 million.

Other Expense (Income) , Net

Other expense (income), net de creased by $3.4 million to ($1.3 ) million for the 2004 fiscal year from ( $4.6) million for fiscal 2003 ..  Other income in fiscal 2004 is the result of exchange gains of $1.3 million compared to exchange gains of $1.6 million in 2003 ..  Other income in 2003 that was not repeated in 2004 was a gain on early retirement of debt $4.6 million, partially offset by plant closure and related environmental expenses of $1.1 million and an additional loss on the sale of the German operations of $0.4 million.

Interest Expense

Net interest expense decreased by $1.1 million to $7.8 million for the 2004 fiscal year from $8.9 million for fiscal 2003 ..  This decrease results from lower interest on long term debt as a result of scheduled repayments of term loans throughout the year, lower revolver borrowings throughout the 2004 fiscal year, and from an appreciation of the Canadian dollar versus the US dollar with respect to interest expense on US dollar denominated debt ..

Income Taxes

Income tax expense de creased by $1.3 million from $1.6 million for the 2003 fiscal year to $0.3 million for fiscal 2004 , primarily as a result of a de crease in the pre-tax income from $6.5 million in fiscal 2003 to $1.8 million in fiscal 2004 ..

Net (Loss) Income

The net income for the 2004 fiscal year of $1.5 million de creased by $3.4 million from the $4.9 million net income experienced in fiscal 2003 ..  This de crease in the net income resulted primarily from items described above that resulted in lower operating income and the change in other expense (income), partially offset by lower interest expense and income taxes described above.

Fiscal Year Ended August 31, 2003 Compared to Fiscal Year Ended August 31, 2002

Net Sales

The Company's sales increased by $10.1 million, or 7.3%, to $147.3 million for the 2003 fiscal year, from $137.2 million for fiscal 2002.  Excluding the impact of all foreign exchange rate changes, sales increased by $14.4 million, or 10.5%, compared to fiscal 2002.

The following table sets out sales for the fiscal years ended August 31, 2002 and August 31, 2003 and the percentage increase (decrease) in sales for the 2003 fiscal year in comparison to the 2002 fiscal year for each principal operating unit of the Company.

	Fiscal Year Ended August 31,
			Percentage
	2002	2003	Increase (Decrease) in Sales
	(Unaudited / 000s)
Principal Operating Unit North American Die Set	$ 92,660	$ 101,904	10.0%
Lamina Components	44,923	42,738	(4.9)
Anchor Lamina GmbH	10,411	13,683	31.4
	147,994	158,325	7.0
Total inter-divisional sales	(10,760)	(11,005)	2.3
Total sales	$ 137,234	$ 147,320	7.3

Sales of NADS products increased by $9.2 million, or 10.0%, to $101.9 million for the 2003 fiscal year from $92.7 million for fiscal 2002.  Sales increases were due to increased releases of tooling programs by OEM's.  Excluding the impact of a year over year depreciation of the United States dollar, sales increased $12.9 million, or 12.7%.

Sales of Lamina Components decreased by $2.2 million, or 4.9%, to $42.7 million for the 2003 fiscal year from $44.9 million for fiscal 2002.  Excluding the impact of a year over year depreciation of the United States dollar, sales increased $0.4 million, or 0.9%.

Sales from Anchor Lamina GmbH increased by $3.3 million, or 31.4%, to $13.7 million for the 2003 fiscal year from $10.4 million for fiscal 2002.  Excluding the impact of a year over year appreciation of the Euro, sales increased $2.0 million, or 19.1%.

Gross Profit

Gross profit increased by $2.8 million, or 7.0%, to $42.3 million for the 2003 fiscal year from $39.5 million for fiscal 2002.  Gross profit as a percentage of sales, referred to in this report as “gross profit margin”, decreased from 28.8% for the 2002 fiscal year to 28.7% for fiscal 2003.  The change in the gross profit was due primarily to increased volumes in NADS and Anchor Lamina GmbH as compared to fiscal 2002.  Gross profit on products manufactured in Canada and shipped to the US was adversely affected by the depreciation of the US dollar in the second half of fiscal 2003.

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

(Gain) Loss on Disposal of Capital Assets

In fiscal 2003, the Company sold or disposed of assets for proceeds of $0.2 million.  The assets sold or disposed of had a net book value of $0.4 million, and resulted in a loss on sale of $0.2 million.

Other Expense (Income), Net

Other expense (income), net increased by $5.1 million to ($4.6) million for the 2003 fiscal year from $0.5 million for fiscal 2002.  Other income in fiscal 2003 is primarily the result of a gain on early retirement of debt of $4.6 million and exchange gains of $1.6 million, partially offset by plant closure and related environmental expenses of $1.1 million and an additional loss on the sale of the German operations of $0.4 million (see Item 4 “INFORMATION ON THE COMPANY – History and Development of the Company”).

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

Inflation

The Company does not believe that inflation had a material impact on its results of operations in the 2002 , 2003 or 2004 fiscal years.

Exchange and Currency Fluctuations

As a result of the Company's U.S. operations, the Company is subject to the effects of currency fluctuations between the U.S. dollar and the Canadian dollar.  Since Anchor America is accounted for as a self-sustaining operation under both Canadian GAAP and U.S. GAAP, any gain or loss in the net asset value of Anchor America caused by exchange rate movements is reflected in Anchor Lamina's financial statements only as a separate component of shareholders' equity and not in Anchor Lamina's statement of income ( loss) , other than with respect to inter-company loans, and would only be reflected in the statement of income ( loss) if Anchor America were disposed of.  The value of the Canadian dollar was $1.3167 per United States dollar on August 31, 2004 , representing an appreciation during the 2004 fiscal year in the exchange rate of approximately 4.9 % from $1.3851 on August 31, 2003 ..

As a result of the Company's German operations, the Company is subject to the effects of currency fluctuations between the Euro and the Canadian dollar.  Since Anchor Lamina GmbH is accounted for as a self-sustaining operation under Canadian GAAP and U.S. GAAP, any gain or loss in the net asset value of Anchor Lamina GmbH caused by exchange rate movements is reflected in Anchor Lamina's financial statements only as a separate component of shareholders' equity and not in Anchor Lamina's statement of income ( loss) , and would only be reflected in the statement of income ( loss) if Anchor Lamina GmbH was disposed of.  The value of the Canadian dollar was $1.6043 per Euro on August 31, 2004 , representing a de preciation during the 2004 fiscal year in the exchange rate of approximately 5.4 % from $1.5218 on August 31, 2003 ..

In accordance with Canadian generally accepted accounting principles, foreign denominated debt is converted at year-end exchange rates, while the income statement is converted at the average exchange rate for the year.

An increase in value of the Canadian dollar in relation to the United States dollar or Euro could have a negative impact on the sales and profitability of Anchor America or Anchor Lamina GmbH , respectively, as converted into Canadian dollars.  Such an increase, therefore, could have a negative impact on the Canadian dollar economic value of Anchor America or Anchor Lamina GmbH ..  Although the Company may enter into transactions to mitigate this exchange risk, there can be no assurance that the Company will engage in such transactions or, if the Company does engage in any such transactions, that they will be successful.

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

Liquidity and Capital Resources

The Company's total debt to total capitalization ratio as at August 31, 2004 was 0.70 :1 as compared to total debt to total capitalization ratios as at August 31, 2003 and August 31, 2002 of 0.74 :1 and 0.56 :1, respectively.  The decrease in the 2004 ratio of debt to total capitalization compared to 2003 is primarily due to the lower debt in 2004 compared to 2003.  The increase in the 2003 and 2004 ratio of total debt to total capitalization compared to 2002 is primarily due to the write-off of goodwill in September 2002.  (See “Item 3 – KEY INFORMATION – Notes to Selected Historical Consolidated Financial Data (7)” for a detailed description of the change in accounting policy for goodwill).

The offering of the US $100 million principal amount of Notes in fiscal 1998 was part of a plan to refinance a portion of the term debt incurred in connection with the Acquisition, to provide additional liquidity for the Company and to extend the average life and maturity of the Company's capital structure.  The Notes bear interest at 9-7/8% and are due on February 1, 2008.  On February 11, 2005 US $52,025,000 of the notes are outstanding.  Repurchases of the notes are detailed in Item 4 “ Information On The Company – History and Development of the Company”.  On January 30, 2005 the Company reached an agreement for a transaction that, if completed, would result in the Notes being redeemed.

On November 12, 2002, the Company refinanced the previously existing bank credit facility with a new facility (referred to in this report as the “Credit Facility”).  The Credit Facility replaced the previously existing bank term loan and line of credit.  The Credit Facility provided for borrowings in the aggregate amount of $50.0 million and is composed of (A) a $30.0 million revolving credit facility, subject to a borrowing base of allowable accounts receivable and inventories, maturing on November 14, 2005 (referred to in this report as the “Revolving Facility”) and (B) term loans of $20.0 million , $5.0 million drawn immediately and $15.0 million available for repurchases of Notes (referred to in this report as the “Term Facility”).  The Term Facility matures on November 14, 2005 with principal repayments that commenced January 1, 2003 based upon a seven-year amortization.  The availability of the $15.0 million term facility is reduced by $535,000 per quarter commencing July 1, 2003.  At February 11, 2005 this term facility available for Note repurchases had not been utilized, and was reduced to availability of $11.3 million.  Under the terms of the Credit Facility, the Company is required to make accelerated repayments on the outstanding Term Facility based on its “ excess cash flow” (as defined in the Credit Facility) ..  Based on fiscal 2004 results, the excess cash flow calculation required the Company to make additional principal repayments of $2.4 million on December 3, 2004, eliminating the balance outstanding on the Term Facility ..  As of January 31 , 2005 $3.8 million was outstanding under the Revolving Facility, and $18.6 million was the maximum available for additional borrowing.  The Revolving Facility bears interest at Canadian bankers' acceptance rate or Canadian prime rate plus 2.2 5% and US Libor plus 2.2 5% or US base rate plus 0.7 5%.  The Term Facility bears interest at Canadian bankers' acceptance rate or Canadian prime rate plus 2.75 % and US Libor plus 2.7 5% or US base rate plus 1.2 5%.  The Credit Facility permits the Company to hedge some of its foreign exchange risk by permitting a portion of the facility to be available in US dollars, subject to borrowing base limitations.

The Company's net working capital level increased by $3.1 million to $17.1 million at the end of the 2004 fiscal year from $14.0 million at the end of fiscal 2003 ..  This net increase was primarily due to the following major factors:  (1) a $4.0 million decrease in bank indebtedness, primarily as a result of (A) $10.6 million of cash provided by operations, including a $0.5 million increase in non-cash working capital, partially offset by (B ) $1.6 million paid to decrease long term debt as a result of scheduled repayments, and (C ) a $5.0 million investment in capital assets, (2) a $2.5 million increase in inventories as a result of planned increases in inventory levels and the higher cost of raw materials, and (3) a $0.4 million decrease in income taxes payable as a result of appropriate payments to government, partially offset by (4) a $1.7 million increase in accounts payable and accrued liabilities primarily as a result of higher raw material costs included in accounts payable, (5) a $0.9 million increase in current portion of long term debt as a result of scheduled repayments, and (6) a $1 ..3 million decrease in accounts receivable as a result of the depreciation of the US dollar in the year.   In the Company's opinion, its working capital is sufficient for its present requirements.

Capital expenditures during fiscal 2004 were $5.0 million, primarily to improve production efficiency at the Bellaire facility of Lamina Components, to increase machining capacity at the Kentwood, Michigan facility of NADS, and to increase machining capacity at Anchor Lamina GmbH ..

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

The Company has budgeted $5.9 million for capital expenditures for the 2005 fiscal year.  Of this amount, $3.6 million is budgeted to acquire additional capital equipment required for NADS, and $2.2 million is budgeted to acquire additional capital equipment required for Lamina Components.  The financing for these capital additions will be provided from cash flow from operations and the Credit Facility.  A further $3.1 million is budgeted primarily for expansion of one of the German facilities at Anchor Lamina GmbH, but is contingent on the sale of the other German facility, and will be financed through the sale of that German facility.

In addition to the budgeted capital expenditures, principal repayments on long-term debt are expected to be approximately $2.5 million in the 2005 fiscal year.

Under the Credit Facility, the Company believes it will have available lines of credit, subject to bank covenants, sufficient to meet all anticipated requirements in the 2005 fiscal year including budgeted capital expenditures and expected working capital requirements.

Research and Development, Patents and Licenses, Etc.

While the Company's business is relatively capital intensive and increasingly dependent upon large-scale sophisticated production machinery, the Company neither holds any material patents, trademarks, licenses or franchises nor pays any significant royalties or fees in respect of such intangible property to any third parties.  Lamina Components is manufacturing a new generation of cams that comply with North American Automotive Metric Standards (NAAMS).  GM, Ford and Daimler Chrysler have approved Lamina Components as a key source of NAAMS products for future tooling needs.  The Company does not maintain a formal on-going research and development program, although the Company, through its various operating units, is continually pursuing new product opportunities as well as enhanced manufacturing techniques, machinery and methods to improve existing products and services to its customers.

Trend Information

The Company's view of the major trends developing in the die set and mold base industries are summarized below.

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

Outsourcing

Given the high cost of machinery, and the economies of scale and production efficiency provided by independent manufacturers such as the Company, there has been a trend by OEMs over the last number of years to increase outsourcing.  In particular, equipment and automation manufacturers as well as tool and die makers and mold makers are decreasing the production of in-house steel die sets, mold bases and related components, and further reducing in-house cutting, grinding, and machining ..  The Company can often perform these activities at lower costs and at a higher quality due to its sophisticated machinery, dedicated production facilities, and skilled, reliable workforce ..  The trend to outsourcing slows, and in some cases reverses, during slowdowns in the tool and die, mold making or equipment manufacturing industries as our customers have unused capacity.  In fiscal 2004, the trend to increased outsourcing continued.

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

Increased Use of Plastic

Use of plastic is increasing in the industries in which the Company's customers operate.  For example, the automotive industry, driven by the desire to improve fuel economy, reduce costs and increase quality, has become a major user of plastic components.  This trend is likely to continue globally and may have a negative impact on the Company's fabricated steel die set sales, but should benefit the Company's sales to the mold industry.

Steel vs. Cast Die Sets

Steel die sets, primarily produced and distributed in North America by the Company and its competitors, are more flexible, are produced more quickly and have lower life cycle cost than similar quality cast die sets.  In certain cases, European and Asian tool and die makers have begun to discover the advantages of steel die sets and have switched from cast die sets to steel die sets.  The Company has provided Anchor Lamina GmbH with the equipment necessary to manufacture steel die sets in Europe.  On the other hand, the Company does provide Lamina components for cast die sets.

Developing Markets

Demand for the Company's products from developing markets, including the former East Bloc, Latin America and Asia, is expected to continue to grow as the associated countries continue to develop their tool, die and mold industries.  This represents an opportunity for the Company since Anchor Lamina GmbH is already active in the former East Germany.  The Company is beginning to explore the potential for opportunities in China.

Off-balance Sheet Arrangements

The Company has not engaged in any material off-balance sheet arrangements.

Tabular disclosure of contractual obligations

The following table outlines known contractual obligation payments due by period, as of August 31, 2004 ..

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long Term Debt Obligations	$71 ,017	$2 ,516	-	$68 ,501	-
Purchase Obligations	142	142	-	-	-

Lease Obligations	778	144	377	257	-
Total	$71 ,937	$2,802	$377	$68 ,758	-

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

It is important to note that the Company's actual results could differ materially from those anticipated from the forward-looking statements depending on various important factors.  These important factors include potential disruption in the Company's supply of steel, potential impact of increases in steel prices, the Company's dependence on the automotive industry, exchange rate fluctuation, the Company's substantial leverage, operating and financial restrictions under the Company's debt agreements, potential environmental liabilities, the potential development of alternative technologies to form metal and plastic parts, substantial competition in the die set industry, the adverse effects of a change in control of the Company, and the risks and uncertainties as described in Item 3 under the caption “Risk Factors”.

All forward-looking statements in this report are based on information available to the Company on the date of this report.  The Company does not undertake to update any forward-looking statements that may be made by it or on its behalf in this report or otherwise.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Set forth below is certain information regarding the officers and directors of the Company:

Name	Position(s) with the Issuers
Roy Verstraete	Chief Executive Officer, President, Director of Anchor Lamina and Director of Anchor America
Michael Salamon	Chairman of the Board, Director of Anchor Lamina and Director of Anchor America

Joseph Wiley	Director of Anchor Lamina Director of Anchor Lamina
David Sutin	Honorary Chair of the Board and Director of Anchor Lamina
Clare Winterbottom
Ian MacVicar	Director of Anchor Lamina
John Tough	Vice President and Chief Financial Officer of Anchor Lamina; Director, Vice President and Secretary of Anchor America
Paul Brisebois	Vice President, Sales, Canada of Anchor Lamina
Todd Castile	Vice President of Anchor Lamina, Vice President, Sales of Lamina Components
Dietrich Heyde	Vice President of Anchor Lamina, Vice President and General Manager of Lamina Components
Jim Meloche	Vice President and General Manager of Anchor Lamina
Harvey van Huizen	Vice President of Anchor Lamina, Vice President, Sales, of the United States Die Set Product Group
Judith George	Corporate Secretary of Anchor Lamina
Tracey Heslop	Corporate Controller and Treasurer of Anchor Lamina and Anchor America
Tara Hodgson	Financial Planning, Analysis, and Projects

Roy Verstraete, Chief Executive Officer, President, Director of Anchor Lamina and Director of Anchor America. Mr. Verstraete has been a director of Anchor Lamina since March 2002.   Mr. Verstraete has been Chief Executive Officer and President of Anchor Lamina and a director of Anchor America since June 2001.  From 1983 to 2000 , he held various senior roles with Velcro Corporation, including President of Velcro Canada, Group Vice President, Americas, and Managing Director, Europe.  Velcro Corporation is a company engaged in the production of automotive, industrial and consumer products.  Mr. Verstraete also serves as a trustee to Granby Industries Income Fund.

Michael Salamon, Chairman of the Board, Director of Anchor Lamina and Director of Anchor America.   Mr. Salamon has been a director of Anchor Lamina and Anchor America since July 2001 and has been Chairman of the Board of Anchor Lamina since January 2004.  Mr. Salamon has been Vice President at TD Capital, a company engaged in merchant banking, since 2000.  From 1993 to 2000, Mr. Salamon worked in the merchant banking industry at Harrowston holding the position of Vice President.  Harrowston, now Harrowston Holdings Limited, is a significant shareholder of the Company, see “Share Ownership”.

Joseph Wiley, Director of Anchor Lamina.   Mr. Wiley has been a director of Anchor Lamina since July 2001 and was its Chairman of the Board from April 2002 to December 2003.  Mr. Wiley is a partner at TD Capital, a merchant bank, which is a significant shareholder of the Company  (see “Share Ownership”).  Prior to joining TD Capital, he was a member of TD Securities' Corporate Finance Group, a company engaged in merchant banking.  Before joining TD Securities in 1994, Mr. Wiley was a partner in the law firm Davies, Ward & Beck where he practiced securities, mergers and acquisitions, and corporate law.

David Sutin, Director of Anchor Lamina.  Mr. Sutin has been a director of Anchor Lamina and Chairman of the Audit Committee since August 1997.  Mr. Sutin was Vice-Chair of the Board from August 1997 to July 2001.  He was a director of Anchor America from August 1997 to July 2001.  Mr. Sutin was Executive Vice President of Harrowston Inc. (investment company) from 1991 to 2001.

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

Ian MacVicar , Director of Anchor Lamina.  Mr. MacVicar has been a director of Anchor Lamina since June 2004 ..  Mr. MacVicar is the representative on the Board of Directors for Royal Bank of Canada, a significant shareholder of the Company, see “Share Ownership”.   He founded and has been a Managing Partner at CastleHill Ventures (a venture capital fund) since 1997 ..

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

Todd Castile, Vice President of Anchor Lamina, Vice President, Sales of Lamina Components.  Mr. Castile has held the title of Vice President of Anchor Lamina since April 2, 2003, and Vice President, Sales of Lamina Components since January 2003.  Mr. Castile joined Anchor Lamina in 1985 and served from 2001 to 2002 as Component Technology Manager for Lamina Components.  In 2000, he served as General Sales Manager for the United States Die Set Product Group, and from 1996 to 1999, he was General Manager of the Cheshire, Connecticut facility of NADS.

Dietrich Heyde, Vice President of Anchor Lamina, Vice President and General Manager of Lamina Components.  Mr. Heyde has held the title of Vice President of Anchor Lamina since April 2, 2003.  Mr. Heyde joined Anchor Lamina in December 2000 and has held the title of Vice President and General Manager of Lamina Components since 2001.  Previously, from January 2000 to December 2000, he was Director of Operations of Tuthill Corporation, an industrial pump manufacturer.  From 1997 to 1999 he was Director of Operations for Sunbeam Corporation's Health Division , a scale manufacturer.

Jim Meloche, Vice President and General Manager of Anchor Lamina.  Mr. Meloche has held the title of Vice President of Anchor Lamina since January 28, 2004.  He has held the title of General Manager of Anchor Lamina since 2001.  Mr. Meloche joined Anchor Lamina in 1976 and had served from 1995 to 2001 as General Manager for the Reliance Product Group.

Harvey vanHuizen, Vice President of Anchor Lamina and Vice President, Sales, of the United States Die Set Product Group.  Mr. vanHuizen has held the title of Vice President of Anchor Lamina since January 28, 2004.  He has held the title of Vice President, Sales, of the United States Die Set Product Group since November 1, 2003.  Mr. vanHuizen joined Anchor Lamina in 1986 and served from 1996 to 2003 as Customer Service Manager for Anchor Lamina, Canada.

Judith George, Secretary of Anchor Lamina.   Judith George has been Corporate Secretary of Anchor Lamina since August 1997.  She is currently Vice President, Legal and Compliance, of TD Capital Group.  Prior to that, she was corporate secretary and in-house counsel at Harrowston Inc. from June 1995 to July 2001.

Tracey Heslop, C.A., Corporate Controller and Treasurer of Anchor Lamina and Anchor America.  Ms. Heslop has held the title of Corporate Controller and Treasurer since September 2004.  Ms. Heslop joined Anchor Lamina in February 1998 as Assistant Controller and served from 2001 to 2004 as Corporate Controller for Anchor Lamina. Ms. Heslop joined the Windsor office of Deloitte (accounting firm) in 1995 and obtained her C.A. accreditation in 1998.

Tara Hodgson, C.A., Financial Planning, Analysis & Projects.  Ms. Hodgson has held the title of Financial Planning, Analysis & Projects since September 2004.  Ms. Hodgson joined Anchor Lamina in January 2004 and served from January 2004 to August 2004 as Corporate Controller and Treasurer for Anchor Lamina. Previously, from January 2002 to December 2003, she was Manager Financial Reporting of Corus Entertainment, a media and entertainment company.  From 1998 to 2001 she was Recruiting Manager at Robert Half International Inc., a financial recruiting service firm.  Ms. Hodgson joined KPMG Toronto (accounting firm) in 1996, and obtained her C.A. accreditation in 1998.

Compensation

Compensation of Directors

Under the Company's standard arrangement for the compensation of directors, outside directors excluding those that are employees of TD Capital receive an annual fee of $12,000 paid quarterly.  Directors who are employees of the Company or of TD Capital receive no compensation for being members of the Board.  Outside directors excluding those that are employees of TD Capital who are members of the Audit Committee receive an additional annual fee of $3,000.  Members of the Board do not receive any additional compensation for meeting attendance or for membership on other committees of the Board of Directors.  During the 2004 fiscal year there were six meetings of the Board of Directors.

Anchor Lamina has obtained, at its sole cost, liability insurance for its directors and officers in those capacities by means of a policy, which also insures directors and officers of subsidiary entities of Anchor Lamina.  The maximum coverage under the policy is US$30,000,000, subject to a deductible of US$250,000.  The current annual premium is US$163 ,000.  Neither the policy nor the premium paid makes any distinction between the liability insurance for Anchor Lamina's directors and for its officers.

Executive Compensation

The aggregate amount of compensation paid by Anchor Lamina and its subsidiaries during the fiscal year ended August 31, 2004 to all directors and officers as a group for services in all capacities was $1,979 ,862 ..

Pension Plans

Substantially all employees of the Company are members of defined contribution plans.  The aggregate amount set aside or accrued by Anchor Lamina and its subsidiaries during the fiscal year ended August 31, 2004 to provide pension, retirement or similar benefits for directors and officers pursuant to any existing plan provided or contributed to by Anchor Lamina or its subsidiaries was $64,677 ..

Bonus Plan

Anchor Lamina has established two bonus plans.  The first provides for annual bonuses for certain senior management ranging up to 60% of base salary; the second provides for annual bonuses for other management ranging up to 30% of base salary.  In each case, the bonuses are based on substantially achieving or exceeding budgeted annual operating performance.

Option Plan

During the year ended August 31, 2004, a new Incentive Option Plan (the “Option Plan”) was introduced which replaces the 1997 management incentive plan.  All options granted under the 1997 management incentive plan were forfeited.   The O ption P lan provides for the maximum granting of options exercisable on 18,500 ,000 shares.

As at February 11, 2005 , 14 ,892 ,500 options had been granted to current management under the Option Plan and all were unexercised.  Each of the options consists of the right to purchase one common share.  The exercise prices are as follows:  2,978,500 options at $0.0500 per common share, 2 ,978 ,500 options at $0.0750 per common share, 2 ,978 ,500 options at $0.10 00 per common share, 2,978 ,500 options at $0.1 500 per common share, and 2,978 ,500 at $0.20 00 per common share.  4,255,000 of these options were exercisable immediately upon granting on February 1, 2004.  4,255,000 of the options beco me exercisable in 2 equal annual installments beginning August 1 , 2004 , and 6,382,500 options become exercisable in 4 equal annual installments beginning August 1, 2004   ..  All options expire on January 31, 2011.

In addition, under the 1997 opt ion p lan 4,792,707 options were granted to Harrowston Holdings Limited.  Each of these options also consists of the right to purchase one common share at $0.8544 per common share.  These options were exercisable immediately upon granting on August 6, 1997 and expire on August 6, 2007.

Board Practices

Directors of the Company serve until the next annual meeting of shareholders of the Company and until their successors are elected and qualified, or until their earlier death, resignation or removal.  Officers of the Company serve at the discretion of the Board of Directors, or until their earlier death, resignation or removal.  The Board of Directors is currently fixed (by the Unanimous Shareholders' Agreement) at nine members.  The Ontario Teacher's Pension Plan Board seat on the Board of Directors is currently vacant.  Harrowston Holdings Limited currently has two vacant board seats on the Board of Directors.   For a description of the Unanimous Shareholders' Agreement pursuant to which the directors of Anchor Lamina are elected, see “—Share Ownership – Unanimous Shareholders' Agreement”.  For information regarding the period during which directors and officers of the Company have served in their current offices with the Company, see “Directors and Senior Management”.

Neither the Company nor any of its subsidiaries has any directors' service contracts providing for benefits upon termination of employment.

The board of directors of Anchor Lamina established an Audit Committee immediately following the Acquisition in August 1997.  The Audit Committee is comprised of Mr. Sutin, as Chairman, and Messrs. Salamon and MacVicar ..  The Audit Committee recommends to the Board the independent auditors to be selected to audit the Company's financial statements.  The Audit Committee pre-approves all activities of the external auditor and reviews items, which include SEC filings, the unaudited quarterly financial statements, the audited annual financial statements and reports from the independent auditors.

The Board of Directors of Anchor Lamina does not have a Compensation Committee.  The Board of Directors sets salary levels and bonuses for the officers of Anchor Lamina and its subsidiary entities and reviews and approves the Company's existing and proposed compensation plans.

Employees

As at August 31, 2004, the end of the Company's most recently completed fiscal year, the Company employed 661 employees through its various subsidiary entities.  On an operating unit basis, NADS employed 433 people, Lamina Components employed 149 people and Anchor Lamina GmbH employed 79 people.  The Company employed 375 persons in Canada, 207 persons in the United States and 79 persons in Germany.  The decrease from 2003 in Lamina Components employees was primarily the result of normal attrition and cost saving initiatives in the year.

As at August 31, 2003, the Company employed 659 employees through its various subsidiary entities.  On an operating unit basis, NADS employed 426 people, Lamina Components employed 158 people and Anchor Lamina GmbH employed 75 people.  The Company employed 370 persons in Canada, 214 persons in the United States and 75 persons in Germany.  The decrease from 2002 in Lamina Components employees was primarily the result of reduced sales activity during fiscal 2003.

As at August 31, 2002, the Company employed 661 employees through its various subsidiary entities.  On an operating unit basis, NADS employed 422 people, Lamina Components employed 167 people and Anchor Lamina GmbH employed 72 people.  The Company employed 365 persons in Canada, 224 persons in the United States and 72 persons in Germany.

None of the Company's employees are presently represented by a union or subject to a collective agreement.  There have been no significant labour-based disruptions in the activities of the Company in the last ten years.

Share Ownership

The following table sets forth, as at February 11, 2005 , information as to the common shares of Anchor Lamina beneficially owned by: (1) all directors and executive officers of Anchor Lamina as a group , (2) all other management and Management Shareholders (who are shareholders as of February 11, 2005 ) as a group, and (3) to the extent the information is known to the Company or can be ascertained from public filings, each person who is a beneficial owner of 5% or more of the Company's issued and outstanding common shares:

					Percentage
		Beneficial	Percentage	Beneficial	of Shares
	No. of	No. of	of	Percentage	Fully
Name	Shares (1)	Shares (2)	Shares (1)	of Shares (2)	Diluted(3)

All directors and executive officers as a group (4)...........	5,851,901	12,743,151	3.9%	8.4%	11.0%
All other management and Management Shareholders (who are shareholders as of 12/0 3/04) as a group (4)......
	3,710,204	4,797,079	2.5	3.2	3.5
Harrowston Holdings Limited.........................................	52,689,195	57,481,902	35.4	37.4	34.1
Royal Bank of Canada....................................................	49,259,737	49,259,737	33.1	33.1	29.2
Ontario Teachers' Pension Plan Board...........................	37,437,402	37,437,402	25.1	25.1	22.2
Total..............................................................................	148,948,439	161,719,271	100.0%

__________

(1)

The “No. of Shares” and “Percentage of Shares” in this table are based on the common shares actually outstanding as of February 11, 2005 , and do not include any shares the listed person has the right to acquire.

(2)

The “Beneficial No. of Shares” and “Beneficial Percentage of Shares” in this table are based on the number of common shares beneficially owned as of February 11, 2005 ..  “Beneficial ownership” means sole or shared power to vote or direct the voting of a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct the disposition, of a security).  A person is deemed for any date to have “beneficial ownership” of any security that such person has a right to acquire within 60 days after such date.  For purposes of computing the number and percentage of common shares beneficially owned by each person named above, the following common shares were deemed to be beneficially owned and outstanding for the following persons as a result of options exercisable within 60 days of February 11, 2005 to purchase the following number of common shares:

Shares

All directors and executive officers	6,891,250
All other management and
Management Shareholders	1,086,875
Harrowston Holdings Limited	4,792,707
Total	12,770,832

(3)

For purposes of computing “Percentage of Shares Fully Diluted”, all options granted were deemed to have become exercisable and to have been exercised by the holders thereof.  As of February 11, 2005 the following common shares of the Company were subject to options granted and outstanding under the Option Plan, with the following exercise prices and expiration dates.

	Common	Exercise	Expiration
Name	Shares	Price	Date

Directors and Executive Officers	2,553,000	$0.05	1/31/11
	2,553,000	$0.075	1/31/11
	2,553,000	$0.10	1/31/11
	2,553,000	$0.15	1/31/11
	2,553,000	$0.20	1/31/11
Total for Directors and Executive Officers	12,765,000
All other management and
Management Shareholders	425,500	$0.05	1/31/11
	425,500	$0.075	1/31/11
	425,500	$0.10	1/31/11
	425,500	$0.15	1/31/11
	425,500	$0.20	1/31/11
Total for all other management and
Management Shareholders	2,127,500
Harrowston Holdings Limited	4,792,707	$0.8544	8/6/07
Total	19,685,207

(4)

Pursuant to the Unanimous Shareholders' Agreement, each of the Management Shareholders, in certain circumstances, may put to Anchor Lamina, and Anchor Lamina may call, the securities of Anchor Lamina held by him for a purchase price based upon fair market value as determined by the Board of Directors ..  See “Unanimous Shareholders' Agreement”.

For a description of the Option Plan, see “Compensation – Option Plan”.

The Company believes 98.00% of its common shares are held in Canada and 2.00% in Germany by 9 holders of record.  US$47.535 million of the principal amount of the Notes (91.37%) are held in the United States by 10 record holders of the Notes and US$4.490 million of the principal amount of the Notes (8.63%) are held in Canada by 1 record holder of the Notes.

On September 26, 2001 the shares held by Royal Bank Equity Partners Limited were transferred to the Royal Bank of Canada.  On May 26, 2003, the shares held by Harrowston Acquisition Corp. were transferred to Harrowston Holdings Limited.

Unanimous Shareholders' Agreement

All of the holders of common shares are parties to the Shareholders' Agreement.  The Shareholders' Agreement:

(1) provides for the composition of the board of directors of Anchor Lamina, in particular providing that it will consist of nine directors, of whom Harrowston Holdings Limited is entitled to nominate five directors, each of the other Principal Shareholders is entitled to nominate one director, Management Shareholders are entitled to nominate one director, and Mr. Winterbottom serves as a director and Honorary Chair ;

(2) provides that a number of significant matters in respect of Anchor Lamina require the approval of:

(a) a majority of the Principal Shareholders, including undertaking an initial public offering or sale of Anchor Lamina, issuing or redeeming any equity securities or paying any dividends on equity securities on a pro rata basis, approving the annual business plan of Anchor Lamina, borrowing money or granting guarantees for entities other than subsidiary entities of Anchor Lamina in excess of $25.0 million or making any material amendment to the terms of indebtedness of Anchor Lamina of that magnitude, making any expenditure out of the ordinary course or in excess of $10.0 million unless contemplated in the annual business plan, entering into any non-arm's length contracts, settling any claims in excess of $10.0 million, disposing of any assets having a value in excess of $25.0 million unless contemplated in the annual business plan, changing the auditors of Anchor Lamina and making any material change in accounting principles;

(b ) all of the Principal Shareholders, including amending the articles or by-laws of Anchor Lamina, changing the nature of Anchor Lamina's business, amalgamations other than in exchange for cash or marketable securities, taking any proceedings to wind up, dissolve or reorganize Anchor Lamina, any event (other than a public equity offering, sale of Anchor Lamina, or certain amalgamations for cash or marketable securities) resulting in aggregate cumulative dilution of up to 15.0%, issuing or redeeming any equity securities or paying any dividends on equity securities on a non-pro rata basis, issuing any preferred shares, redeeming any preferred shares or Subordinated Shareholder Loans, increasing or decreasing the size of the board and amending any share option plan;

(3) provides that on an annual basis Anchor Lamina's capital structure will be reviewed;

(4) provides for pre-emptive rights to shareholders;

(5) restricts transfers of securities of Anchor Lamina;

(6) provides that each of Messrs. Winterbottom and Wippermann (a Management Shareholder), upon the occurrence of certain events or at any time after August 6, 2000, may put to Anchor Lamina the securities of Anchor Lamina held by him for a purchase price based upon a formula for the fair market value for such securities.  Such events include death.  Anchor Lamina, upon the occurrence of certain events, may also call such securities.  Effective at the closing of the offering of the outstanding Notes, the Shareholders' Agreement was amended to provide that, so long as any of the Notes are outstanding, Anchor Lamina will not be required to pay more than approximately $6.7 million in cash to Mr. Winterbottom, and approximately $3.3 million in cash to Mr. Wippermann with any excess purchase price to be paid by way of an unsecured promissory note (the “Excess Note”) ranking parri passu with the Notes and payable after the final stated maturity of the Notes.  Interest will accrue on any Excess Note at the annual interest rate of prime plus 2%, such interest to be payable upon maturity.  If a cash payment is not then permitted pursuant to the terms of the Notes, payment of such cash will be made by way of a promissory note having the same terms as the Excess Note except that it will be payable at any later time that payment is permitted pursuant to the terms of the Notes;

(7) provides that each of the Management Shareholders (other than Messrs. Winterbottom and Wippermann), upon the occurrence of certain events including termination of employment, may put to Anchor Lamina, and Anchor Lamina may call, the securities of Anchor Lamina held by them for a purchase price based upon fair market value as determined by the Board of Directors for such securities.

(8) provides that Royal Bank of Canada may, if required for regulatory reasons, offer a portion of its securities to the other Principal Shareholders, or otherwise put such securities to Anchor Lamina for cash or debt (to the extent permitted by law and Anchor Lamina's debt agreements), or otherwise sell such securities to a third party;

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

(11) provides certain piggy back rights, rights of first refusal and drag-along rights; and

(12) provides for the termination of the Shareholders' Agreement on an initial public offering of shares by Anchor Lamina, provided, however, that the Principal Shareholders may require Anchor Lamina to provide assistance in connection with subsequent secondary offerings.

All transferees of common shares must agree to be bound by the terms of the Shareholders' Agreement.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

See Item 6 “Directors, Senior Management and Employees – Share Ownership” for information as to the common shares of Anchor Lamina beneficially owned by each person who is known by Anchor Lamina to be the beneficial owner of more than 5% of the issued and outstanding shares of Anchor Lamina.

Related Party Transactions

The Company has agreements with TD Capital Group Limited to provide management services to the Company.  Amounts paid in respect to these agreements totaled $500,000 for the year ended August 31, 2004 ..

Harrowston Holdings Limited currently holds 4,792,707 options consisting of the right to purchase a common share.  See Item 6 “Directors, Senior Management and Employees – Option Plan” and “– Share Ownership”.

The aggregate indebtedness to Anchor Lamina as at February 11, 2005 of all Management Shareholders entered into in connection with a purchase of securities of Anchor Lamina was $57,813.  Each loan is interest-free, has no fixed maturity date for principal repayments and is secured by the shares issued.  The following table illustrates such indebtedness to Anchor Lamina of each Management Shareholder:

	Amount Outstanding	Largest Amount Outstanding
Name	At February 11, 2005	in Fiscal Year 2004
Eero Laakso.....................................................................................	$35,000.00	$35,000.00
Wolfgang Neurbert...........................................................................	$22,813.00	$22,813.00
	$57,813.00	$57,813.00

ITEM 8 FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Financial Statements filed as part of this Annual Report are as follows (see Item 18 “Financial Statements”):

  Anchor Lamina Inc. Auditors' Report

  Consolidated Balance Sheets as at August 31, 2004 and 2003 ..

  Consolidated Statements of Deficit for the years ended August 31, 2004 , 2003 and 2002 ..

  Consolidated Statements of Income (Loss) for the years ended August 31, 2004 , 2003 and 2002 ..

  Consolidated Statements of Cash Flows for the years ended August 31, 2004 , 2003 and 2002 ..

  Notes to the Consolidated Financial Statements.

For a description of the Company's sales by geographic region and export sales, see Item 4 “Information on the Company – Diversified Sales”.  Export sales (sales from North America to the rest of the world) constituted less tha n two percent of total sales in fiscal 2004 ..

As of the date of this report, there are no material pending legal or arbitration proceedings to which the Company or any of its subsidiaries is a party or of which any of their property is subject, other than ordinary routine litigation incidental to the business which have not had, and are not expected to have, significant effects on the Company's financial position or profitability.

Significant Changes

On January 30, 2005 the Company reached an agreement for a transaction that, if completed, would result in the Notes being redeemed.  Other than this agreement, t here have been no significant changes since the date of the annual financial statements.

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

The description of the Company's common shares and preference shares included in Item 14 of the Company's Registration Statement on Form 20-F/A1 filed April 12, 1996 is incorporated in this Item 10 by reference.  The Company's Articles of Amalgamation, and consequently, the rights of holders of the Company's common shares, may be amended by filing articles of amendment with the Director appointed under the Business Corporations Act (Ontario) once approval has been obtained by not less that two-thirds of the common shareholders voting to approve the amendment at a properly constituted shareholders' meeting.  The description of the Notes included under the caption “Description of the Notes” in the Company's Registration Statement on Form F-4 (file no. 22-27934) effective March 25, 1998, is incorporated in this Item 10 by reference.

The Business Corporations Act (Ontario) requires the directors of the Company to call an annual meeting of shareholders at least once every fifteen months and to call a special meeting upon the requisition of at least 5 per cent of the issued shares of the Company that carry the right to vote at the meeting being requisitioned unless (i) a record date for a meeting of shareholders has been fixed by the directors and notice of the record date has been provided (unless such notice is waived in writing by every holder of shares of the class or series affected) or (ii) the business of the meeting as stated in the requisition includes (a) a proposal submitted by a shareholder primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the Company or any of its directors, officers or security holders, or for a purpose that is not related in any significant way to the business or affairs of the Company, (b) a proposal in a management information circular relating to a meeting of shareholders held within two years preceding the receipt of the request, and the shareholder failed to present the proposal, or (c) a proposal that is substantially the same as a proposal that was previously defeated and related to a meeting of shareholders held within two years preceding the receipt of the shareholder's request.  Upon receiving such a requisition, the directors must call a meeting within 21 days.  If the directors fail to do so, any shareholder who signed the requisition may call the meeting.  The Business Corporations Act (Ontario) states that the following persons are entitled to be present at a meeting of shareholders:  (i) persons who are entitled to vote at the particular meeting, (ii) the directors of the Company, and (iii) the auditors.

There are no limitations on the rights to own the Company's securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by Canadian law or by the Articles of Amalgamation or Bylaws of the Company.

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

The size of the Canadian business is measured against thresholds to determine if review or notification is required.  Where the acquiror is a WTO investor (as defined in the Investment Canada Act; in general, an individual is a WTO investor if he or she is a national of a WTO member (a member of the World Trade Organization) and a corporation or other entity is a WTO investor if it is a “WTO investor-controlled” entity, as determined in accordance with detailed rules set out in the Investment Canada Act), the transaction is reviewable only if, in the case of a direct acquisition of control, the Canadian business has gross assets of at least a specified amount, currently approximately $237 million.   Except in limited circumstances, an indirect acquisition of control of a Canadian business by a WTO investor is not reviewable.  In circumstances where the acquiror is not a WTO investor, the threshold for a direct acquisition is $5 million and for an indirect acquisition is $50 million.  In any case where an acquisition of control is reviewable, the acquiror must be able to demonstrate that the investment is likely to be of “net benefit to Canada”.

Where an investment is subject to notification, the non-Canadian is required to provide certain information concerning the investment to the Government of Canada prior to implementation of the investment or within 30 days thereafter; however, the Government of Canada retains the right to review any investment that is related to Canada's cultural heritage or national identity or, if within a specified period, the federal cabinet considers it within the public interest on the recommendation of the Minister responsible for the Investment Canada Act to issue an order for the review of the investment.

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

Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax consequences generally applicable to a holder of an outstanding Note, who, for purposes of the Income Tax Act (Canada), referred to in this report as the “Canadian Tax Act”, and at all relevant times, is a non-resident of Canada, deals at arm's length with the Company and does not use or hold and is not deemed to use or hold the Note in the course of carrying on a business in Canada and is not an insurer that carries on an insurance business in Canada and elsewhere, referred to in this report as a “Non-Canadian Holder”.  This summary is based on the current provisions of the Canadian Tax Act and the regulations under the Canadian Tax Act, referred to in this report as the “Regulations”, in force on the date of this report, the current administrative and assessing practices and policies of the Canada Revenue Agency, referred to in this report as the “CRA”, and all specific proposals to amend the Canadian Tax Act and the Regulations publicly announced by the Minister of Finance prior to the date of this report, referred to in this report as the “Proposed Amendments”.  This summary does not rely on the Canada-United States Income Tax Convention and, accordingly, applies to a Non-Canadian Holder regardless of the jurisdiction outside Canada in which the holder resides.  This summary is not exhaustive of all possible Canadian federal tax consequences and, except for the Proposed Amendments, does not take into account or anticipate changes in the law or the administrative and assessing practices of the CRA, whether by judicial, governmental or legislative decision, action or interpretation, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada.  This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any particular holder of a Note.

The payment by the Company of interest, principal or premium on the outstanding Notes will be exempt from Canadian withholding tax.

No other tax on income (including taxable capital gains) will be payable under the Canadian Income Tax Act in respect of the holding, sale, redemption or other disposition of the outstanding Notes or the receipt of interest or premium on the outstanding Notes.

Documents on Display

The documents concerning the Company which are referred to in this report are in English and may be inspected at the Company's principal executive offices, 2590 Ouellette Avenue, Windsor, Ontario, Canada, N8X 1L7, during normal business hours.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The tables below provide information about the Company's financial instruments that are sensitive to changes in interest rates, consisting of debt obligations ..  For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected fiscal year maturity dates.  Weighted average variable rates are based on current rates at the reporting date.  Weighted average fixed rates are based on the contract rates.  The fair market value of the fixed rate US dollar debt is based on current quoted bid prices in the over-the-counter market.  The information is presented in Canadian dollar equivalents, which is the Company's reporting currency.  The instruments' actual cash flows are denominated in U.S. dollars and Canadian dollars, as indicated in parentheses.

	August 31, 2004
	Expected Maturity Date
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Liabilities
(Cdn. $ Equivalent in thousands)
Long-term Debt:
								$58,226 to
Fixed Rate ($US)	$0	$0	$0	$68,501	$0	$0	$68,501	$68,501
Average interest rate	N/A	N/A	N/A	9.875%	N/A	N/A	9.875%
Variable Rate ($US)	$1,881	$0	$0	$0	$0	$0	$1,881	$1,881
Average interest rate	4.3%	N/A	N/A	N/A	N/A	N/A	4.3%
Variable Rate ($Cdn)	$635	$0	$0	$0	$0	$0	$635	$635
Average interest rate	5.2%	N/A	N/A	N/A	N/A	N/A	5.2%
Revolving Facility:
Variable Rate ($US)	$0	$5,947	$0	$0	$0	$0	$5,947	$5,947
Average interest rate	N/A	5.3%	N/A	N/A	N/A	N/A	5.3%
Variable Rate ($Cdn)	$0	$2,440	$0	$0	$0	$0	$2,440	$2,440
Average interest rate	N/A	6.0%	N/A	N/A	N/A	N/A	6.0%

	August 31, 2003
	Expected Maturity Date
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Liabilities
(Cdn. $ Equivalent in thousands)
Long-term Debt:
Fixed Rate ($US)	$0	$0	$0	$0	$72,060	$0	$72,060	$31,562
Average interest rate	N/A	N/A	N/A	N/A	9.875%	N/A	9.875%
Variable Rate ($US)	$377	$377	$1,602	$0	$0	$0	$2,356	$2,356
Average interest rate	4.3%	4.3%	4.3%	N/A	N/A	N/A	4.3%
Variable Rate ($Cdn)	$1,151	$121	514	0	0	0	1,786	1,786
Average interest rate	6.7%	6.7%	6.7%	N/A	N/A	N/A	6.7%
Variable Rate ($Cdn)	$120	$0	$0	$0	$0	$0	$120	$120
Average interest rate	8.0%	N/A	N/A	N/A	N/A	N/A	8.0%
Revolving Facility:
Variable Rate ($US)	$0	$0	$5,040	$0	$0	$0	$5,040	$5,040
Average interest rate	N/A	N/A	5.3%	N/A	N/A	N/A	5.3%
Variable Rate ($Cdn)	$0	$0	$3,316	$0	$0	$0	$3,316	$3,316
Average interest rate	N/A	N/A	6.0%	N/A	N/A	N/A	6.0%

The tables below provide information about the Company's financial instruments by functional currency and presents such information in Canadian dollar equivalents.  The tables summarize information on instruments that are sensitive to foreign currency exchange rates, including United States dollar-denominated debt obligations.  For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates.

	August 31, 2004
	Expected Maturity Date
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Liabilities
(Cdn. $ Equivalent in thousands)
Long-term Debt:
								$58,226 to
Fixed Rate ($US)	$0	$0	$0	$68,501	$0	$0	$68,501	$68,501
Average interest rate	N/A	N/A	N/A	9.875%	N/A	N/A	9.875%
Variable Rate ($US)	$1,881	$0	$0	$0	$0	$0	$1,881	$1,881
Average interest rate	4.3%	N/A	N/A	N/A	N/A	N/A	4.3%
Revolving Facility:
Variable Rate ($US)	$0	$5,947	$0	$0	$0	$0	$5,947	$5,947
Average interest rate	N/A	5.3%	N/A	N/A	N/A	N/A	5.3%

	August 31, 2003
	Expected Maturity Date
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value

Liabilities
(Cdn. $ Equivalent in thousands)
Long-term Debt:
Fixed Rate ($US)	$0	$0	$0	$0	$72,060	$0	$72,060	$31,562
Average interest rate	N/A	N/A	N/A	N/A	9.875%	N/A	9.875%
Variable Rate ($US)	$377	$ 377	$ 1,602	$ 0	0	$ 0	$2,356	$2,356
Average interest rate	4.3%	4.3%	4.3%	N/A	N/A	N/A	4.3%
Revolving Facility:
Variable Rate ($US)	$0	$0	$5,040	$0	$0	$0	$5,040	$5,040
Average interest rate	N/A	N/A	5.3%	N/A	N/A	N/A	5.3%

The Company's Credit Facility permits the Company to hedge some of its foreign exchange risk by permitting a portion of the facility to be available in US dollars, subject to borrowing base limitations.  For a description of the effect of exchange and currency fluctuations on the Company, see “Exchange and Currency Fluctuations” in Item 5 of this report.

The changes from fiscal 2003 to fiscal 2004 are primarily the result of the depreciation of the United States dollar and s cheduled repayments of indebtedness in fiscal 2004 ..

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 CONTROLS AND PROCEDURES

The Company's management has evaluated, with the participation of the Company's Chief Executive Officer and President and the Vice President and Chief Financial Officer, the effectiveness of the Company's disclosure controls and procedures as of August 31, 2004, and, based on the evaluation, the Chief Executive Officer and President and the Vice President and Chief Financial Officer have concluded that these controls and procedures are effective as of August 31, 2004.  There was no change in the Company's internal control over financial reporting identified in connection with such evaluation that occurred during the fiscal year ended August 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company's management, including the Chief Executive Officer and President and the Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

ITEM 1 6A AUDIT COMMITTEE FINANCIAL EXPERT

The Company's Board of Directors has determined that the Company does not have an audit committee financial expert, as defined by the Securities and Exchange Commission, serving on its audit committee ..  The Board of Directors has decided that the existing committee members have adequate ability to oversee the Company's financial statements because of their extensive experience in the public and private investing industry.  See Item 6 “Directors, Senior Management and Employees – Directors and Senior Management” and “Board Practices”.

ITEM 1 6B CODE OF ETHICS

The Company has adopted a code of ethics on October 21, 2003 that applies to the principal executive officer, the principal financial officer, the principal accounting officer, and persons performing similar functions.  This code of ethics is attached to the Company's Annual Report on Form 20-F for the fiscal year ended August 31, 2003 as Exhibit 11.1 ..

ITEM 1 6C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for fiscal 2004 and 2003 for professional services rendered by the principal accountant for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those years were $241,000 and $24 0,000 , respectively.

Audit-Related Fees

The aggregate fees billed for fiscal 2004 and 2003 for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company's financial statements (and not reported under “Audit Fees” above) we re $89,000 and $35,000 , respectively.  These fees relate primarily to the audits of the Company's 401K plan in the United States, the pension plan in Canada, and other audit-related matters.

Tax Fees

The aggregate fees billed for fiscal 2004 and 2003 for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning were $320,000 and $128,000 , respectively.  The increase in tax fees in 2004 is due to a significant tax planning project undertaken in 2004.

All Other Fees

The aggregate fees billed for fiscal 2004 and 2003 for professional services provided by the principal accountant (other than those reported above) were $4,000 and nil, respectively ..

Pre-approval Policies

The Company has adopted a pre-approval policy.  Pursuant to the policy, the Audit Committee pre-approved audit, audit-related and tax services for the twelve months following July 7, 2004.  The pre-approved services included services associated with documents filed with the SEC and quarterly reports, financial statement audits of employee benefit plans, and federal, state, provincial, international and local tax returns.  Services not pre-approved or services resulting in fees beyond those approved require specific pre-approval by the Company's audit committee (or one of its members to whom pre-approval authority has been delegated by the audit committee prior to commencement of the service) ..  The policy also contains a list of prohibited non-audit services consistent with Rule 2-01(c)(4) of Regulation S-X.  Requests for specific approval of additional services must be submitted by both the independent auditor and the Chief Financial Officer, Treasurer or Controller, and must include a statement from the auditor as to whether, in the auditor's view the request is consistent with SEC rules on auditor independence.

None of the services described under the captions “Audit-Related Fees”, “Tax Fees” or “All Other Fees” were approved by the Audit Committee pursuant to the waiver of pre-approval procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

PART III

ITEM 17 FINANCIAL STATEMENTS

Not Applicable

ITEM 18 FINANCIAL STATEMENTS

The consolidated financial statements of the Company have been prepared on the basis of accounting principles generally accepted in Canada.  These accounting principles also conform in all material respects with accounting principles generally accepted in the United States, except as described in Note 17 to the August 31, 2004 consolidated financial statements.  The financial statements are listed in Item 8 and are attached to this report following the signature page.

ITEM 19 EXHIBITS

Exhibits filed as part of this Annual Report:

The exhibits to this report are as set forth in the “Exhibit Index” following the financial statements in this report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANCHOR LAMINA INC.

(Registrant)

By:   /s/ JOHN C. TOUGH

          John C. Tough

Its: Vice President and

              Chief Financial Officer

Date:  February 24 , 2005

INDEX TO FINANCIAL STATEMENTS

Anchor Lamina Inc.

Anchor Lamina Inc. Auditors' Report.

Consolidated Balance Sheets as at August 31, 2004 and 2003 ..

Consolidated Statements of Deficit for the years ended August 31, 2004 , 2003 and 2002 ..

Consolidated Statements of Income (Loss) for the years ended August 31, 2004 , 2003 and 2002 ..

Consolidated Statements of Cash Flows for the years ended August 31, 2004 , 2003 and 2002 ..

Notes to the Consolidated Financial Statements.

Consolidated Financial Statements of

ANCHOR LAMINA INC.

August 31, 2004 and 2003

ANCHOR LAMINA INC.

Table of Contents
Page

Independent Auditors' Report	2

Consolidated Balance Sheets	3

Consolidated Statements of Deficit	4

Consolidated Statements of Income (Loss)	5

Consolidated Statements of Cash Flows	6

Notes to the Consolidated Financial Statements	7-24

Report of Independent Registered

   Chartered Accountants

To the Shareholders of

Anchor Lamina Inc.

We have audited the consolidated balance sheets of Anchor Lamina Inc. as at August 31, 2004 and 2003 and the consolidated statements of income (loss), deficit and cash flows for each of the years in the three-year period ended August 31, 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2004 and 2003 and the results of its operations and its cash flows for the each of the years in the three-year period ended August 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Windsor, Ontario

October 14, 2004

Comments by Auditor on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 to the financial statements.  Our report to the Shareholders, dated October 14, 2004, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in  the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Windsor, Ontario

October 14, 2004

ANCHOR LAMINA INC.
Consolidated Balance Sheets
As At August 31
(Expressed in thousands of Canadian Dollars)		Page 3 of 24

	2004	2003
CURRENT ASSETS
Accounts receivable	$24,358	$25,664
Loans receivable - shareholders (Note 4)	35	35
Inventories (Note 5)	15,368	12,828
Prepaid expenses	932	1,002
	40,693	39,529

LOANS RECEIVABLE - SHAREHOLDERS (Note 4)	23	23

CAPITAL ASSETS (Note 6)	84,525	90,133

DEFERRED FINANCING FEES (Note 7)	1,677	2,622

	$126,918	$132,307

CURRENT LIABILITIES
Bank indebtedness (Note 8)	$3,350	$7,379
Accounts payable	8,626	7,102
Accrued liabilities	9,016	8,862
Income taxes payable	111	526
Current portion of long-term debt (Note 8)	2,516	1,648
	23,619	25,517

LONG-TERM DEBT (Note 8)	68,501	74,674

FUTURE INCOME TAXES	2,711	2,614

CONTINGENCIES AND COMMITMENTS (Note 9)

SHAREHOLDERS' EQUITY
Share capital (Note 10)	90,658	90,658
Contributed surplus	2,424	2,424
Deficit	(67,969)	(69,502)
Cumulative translation adjustments (Note 11)	6,974	5,922
	32,087	29,502

	$126,918	$132,307

ON BEHALF OF THE BOARD:

..........................................................Director

..........................................................Director

ANCHOR LAMINA INC.
Consolidated Statements of Deficit
Years Ended August 31
(Expressed in thousands of Canadian Dollars)			Page 4 of 24

	2004	2003	2002

DEFICIT, BEGINNING OF YEAR, AS
PREVIOUSLY REPORTED	$(69,502)	$(9,824)	$(5,322)

Change in accounting policy (Note 2 (b))	-	(608)	(710)

DEFICIT, BEGINNING OF YEAR,
AS RESTATED	(69,502)	(10,432)	(6,032)

Change in accounting policy (Note 2 (a))	-	(64,012)	-

Net income (loss)	1,533	4,942	(4,400)

DEFICIT, END OF YEAR	$(67,969)	$(69,502)	$(10,432)

ANCHOR LAMINA INC.
Consolidated Statements of Income (Loss)
Years Ended August 31
(Expressed in thousands of Canadian Dollars)			Page 5 of 24

	2004	2003	2002

SALES	$147,482	$147,320	$137,234

COSTS AND EXPENSES
Cost of goods sold	104,721	104,995	97,680
Selling and administrative	23,883	22,821	22,174
Depreciation	9,484	7,689	6,948
Loss (gain) on disposal of capital assets	176	206	(997)
Interest
- long-term debt	6,997	8,129	8,939
- other, including bank charges	792	812	1,775
Amortization of deferred financing fees and goodwill	883	774	4,701
	146,936	145,426	141,220

INCOME (LOSS) BEFORE THE
UNDERNOTED ITEMS	546	1,894	(3,986)

OTHER (INCOME) EXPENSES (Note 12)	(1,279)	(4,649)	450

INCOME (LOSS) BEFORE INCOME TAXES	1,825	6,543	(4,436)

INCOME TAXES (Note 13)
Current	370	(250)	398
Future	(78)	1,851	(434)
	292	1,601	(36)

NET INCOME (LOSS)	$1,533	$4,942	$(4,400)

ANCHOR LAMINA INC.
Consolidated Statements of Cash Flows
Years Ended August 31
(Expressed in thousands of Canadian Dollars)		Page 6 of 24

	2004	2003	2002
NET INFLOW (OUTFLOW) OF CASH RELATED
TO THE FOLLOWING ACTIVITIES:
OPERATING
Net income (loss)	$1,533	$4,942	$(4,400)
Adjustments for:
Depreciation and amortization	10,367	8,463	11,649
Loss (gain) on disposal of capital assets	176	206	(997)
Future income taxes	(78)	1,851	(434)
Gain on early extinguishment of debt (Note 12 (b))	-	(4,568)	-
Loss on sale of European operations (Note 12 (c))	-	383	155
Unrealized exchange (gain) loss on long-term debt	(889)	(2,281)	159
	11,109	8,996	6,132
Net change in non-cash working capital	(470)	312	(605)
	10,639	9,308	5,527

INVESTING
Purchase of capital assets	(5,013)	(3,552)	(4,862)
Proceeds on disposal of capital assets	39	152	5,491
Repayment of loans receivable - sale of European operations	-	7,315	719
	(4,974)	3,915	1,348

FINANCING
Bank indebtedness	(4,029)	(7,526)	(2,835)
Long-term debt incurred	-	5,120	-
Repayment of long-term debt	(1,633)	(8,887)	(3,875)
Repurchase of share capital for cancellation	-	(193)	-
Deferred financing fees	(3)	(1,737)	(165)
	(5,665)	(13,223)	(6,875)

NET CHANGE IN CASH AND CASH EQUIVALENTS	-	-	-

CASH AND CASH EQUIVALENTS,
BEGINNING OF YEAR	-	-	-

CASH AND CASH EQUIVALENTS, END OF YEAR	$-	$-	$-

SUPPLEMENTARY INFORMATION:
Interest paid	$7,839	$8,920	$10,796
Income taxes paid	826	175	444

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

1.   SIGNIFICANT ACCOUNTING POLICIES

(a)  Basis of presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which conform with United States generally accepted accounting principles in all material respects, except as disclosed in Note 17. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates involved in the preparation of the financial statements include the allowance for doubtful accounts, inventory obsolescence, estimated useful lives of capital assets, income taxes, and environmental and other accruals. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Anchor Lamina America, Inc., Anchor Lamina (Barbados) Inc. and Anchor Lamina Holdings GmbH, including its wholly-owned subsidiaries, Anchor Lamina Die Sets GmbH and Anchor Lamina GmbH. Effective May 31, 2001, the Company sold the majority of the operations of Anchor Lamina GmbH & Co. KG (Note 12 (c)). All material intercompany balances and transactions have been eliminated.

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

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

1.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)   Pension costs and obligations

All Canadian and United States subsidiaries and their operating divisions have defined contribution plans which cover substantially all their employees. The net pension expense for the year amounted to $1,356 (2003 -$1,447; 2002 - $1,533). Costs of these plans are charged to expense as services are rendered. Anchor Lamina Holdings GmbH, operating in Germany, participates in a government funded pension plan. The Company has no unfunded liability in respect of its pension plans.

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

The financial statements of Anchor Lamina America, Inc. and Anchor Lamina Holdings GmbH, which are self-sustaining foreign subsidiaries, are translated using the current rate method whereby all assets and liabilities are translated at year end exchange rates and revenues and expenses at the average exchange rate for the year. Adjustments arising from such translation are included as a separate component of shareholders' equity.

On September 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook amended section 1650, Foreign Currency Translation - see Note 2 (b).

(h)     Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized based on the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax basis, using the enacted and substantively enacted income tax rates for the years in which the differences are expected to reverse.

(i)     Revenue recognition

The Company recognizes revenue when title passes to the customer, persuasive evidence of an arrangement exists, the price to the buyer is fixed or determinable, and collection of the resulting revenue is probable.

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

1.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

 (j)   Impairment of long-lived assets

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value.

On September 1, 2003, the Company adopted the CICA Handbook section 3063, Impairment of Long-lived Assets - see Note 2 (c).

(k)     Stock-based compensation

The Company applies the intrinsic value based method of accounting for stock-based compensation. The Company discloses pro forma net income, which is calculated as if the Company had applied the fair value method to stock options granted to employees and officers, in Note 10 (c).

On September 1, 2004, the Company adopted the CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments - see Note 3.

(l)     2003 and 2002 amounts

Certain of the 2003 and 2002 figures have been reclassified to conform with the 2004 presentation.

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

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

2.    CHANGES IN ACCOUNTING POLICIES (Continued)

(b)   Translation of foreign currencies

In December 2001, the CICA amended Handbook section 1650, Foreign Currency Translation, to eliminate the requirement of deferring and amortizing unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. The amendment requires companies to record exchange gains or losses in income in the current reporting period and to separately disclose exchange gains and losses. The Company adopted the new requirements on September 1, 2002 and the financial statements of prior periods have been restated to reflect the effects of this change in accounting policy. Upon adoption of the new requirements, the Company ceased amortization of the deferred foreign exchange loss arising from the translation of U.S. denominated subordinated notes payable with a net book value of $875 at August 31, 2002. As a result of adopting the change in accounting policy, the September 1, 2002 deficit was increased by $608 ($875 less future income taxes of $267), and the September 1, 2001 deficit was increased by $710 ($1,021 less future income taxes of $311). At August 31, 2004 the exchange gain on long-term debt included in the Consolidated Statements of Income (Loss) is $889 (2003 - gain of $2,281; 2002 - loss of $159).

(c)   Impairment of long-lived assets

The Company prospectively adopted the recommendations of CICA Handbook Section 3063 "Impairment of long-lived assets" as of September 1, 2003. These recommendations require that an impairment loss on long-lived assets to be held and used be recognized when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value. The adoption of these recommendations had no impact on the results of operations for the year ended August 31, 2004.

3.   FUTURE ACCOUNTING POLICIES

Stock-based compensation and other stock-based payment

The Company will retroactively, without restatement, adopt the recommendations of CICA Handbook Section 3870 "Stock-based compensation and other stock-based payments" as of September 1, 2004. These recommendations require that the fair value method be used for measuring and recognizing the cost of equity instruments awarded to employees and officers. The Company discloses pro forma net income, which is calculated as if the Company had applied the fair value method to stock options granted to employees and officers, in Note 10 (c).

Asset Retirement Obligations

The Company will adopt the recommendations of CICA Handbook Section 3110 "Asset retirement obligations" as of September 1, 2004. These recommendations focus on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operations of the assets. The Company does not anticipate that the adoption of these recommendations will have a material effect on the financial statements.

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

5.   INVENTORIES

				2004	2003

Raw materials				$6,656	$5,440
Purchased parts				1,027	1,151
Work-in-progress and finished goods				7,685	6,237

-	-	-	-	$15,368	$12,828

6.     CAPITAL ASSETS

		2004
		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$3,160	$-	$3,160
Buildings	34,506	5,519	28,987
Machinery and equipment	90,779	38,401	52,378

	$128,445	$43,920	$84,525

		2003
		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$3,160	$-	$3,160
Buildings	34,330	4,523	29,807
Machinery and equipment	87,837	30,671	57,166

	$125,327	$35,194	$90,133

Effective June 1, 2003 the Company reduced the estimated future useful lives of machinery and equipment from a maximum of 30 years to a maximum of 15 years. This resulted in increased depreciation expense of $2,824 and $880 in 2004 and 2003 respectively.

During the year ended August 31, 2003, the Company recorded write-downs of obsolete manufacturing equipment of $191.

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

7. DEFERRED FINANCING FEES

	2004	2003

Deferred financing fees	$4,518	$4,648
Less - accumulated amortization	2,841	2,026

-	$1,677	$2,622

8. BANK INDEBTEDNESS AND LONG-TERM DEBT

	2004	2003
Subordinated notes payable ($52,025 U.S.; 2003 - $52,025 U.S.) - interest at 9.875%, due February 1, 2008, interest only payable semi-annually on February 1 and August 1, unsecured. The notes are redeemable at the option of the Company on or after February 1, 2003 at prices which range from approximately 105% of the principal amount in 2003 to 100% in 2006 and thereafter. During 2003, the Company repurchased subordinated notes payable of $5,600 U.S. (Note 12(b)).	$68,501	$72,060
Term loan - interest at bankers' acceptance rate (2.45% as at August 31, 2004) plus 2.75%, contingent on a fixed charge coverage ratio, repayable in quarterly principal instalments of $30 in Canadian currency, finally due December 5, 2004.	635	1,786
Term loan ($1,429 U.S.; 2003 - $1,701 U.S.) - interest at LIBOR (1.56% as of August 31, 2004) plus 2.75%, contingent on a fixed charge coverage ratio repayable in quarterly principal instalments of $68 in U.S. currency, finally due December 5, 2004.
	1,881	2,356
Term loan - repaid December 2003	-	120
	71,017	76,322
Less - current portion	2,516	1,648

LONG-TERM PORTION	$68,501	$74,674

The term loans described above are secured by continuing liens on all assets of the Company and its subsidiaries.

At August 31, 2004 the Company had an unused term facility of $12,325 available for certain restricted purposes. The availability of this facility is reduced by $535 per quarter.

All term loans and credit facilities expire on November 14, 2005.

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

8.    BANK INDEBTEDNESS AND LONG-TERM DEBT (Continued)

Under the terms of the senior lending loan and security agreement, the Company is required to make accelerated repayments on the outstanding term loans based on a calculation known as excess cash flow. Based on 2004 results, the excess cash flow calculation will require the Company to make additional principal repayments of approximately $2,396 by December 5, 2004.

Principal repayments anticipated within each of the next five years ended August 31 are estimated as follows:

2005	$2,516
2006	-
2007	-
2008	68,501
2009	-

$71,017

At August 31, 2004, the Company had available a revolving credit facility to the lesser of $30,000 and an amount calculated under the terms of the senior lending loan and security agreement known as the borrowing base of $22,101 (2003 - $20,250). At August 31, 2004, the Company borrowed $8,387 (2003 - $8,432) under this facility.

This bank credit facility is secured by continuing liens on all assets of the Company and its subsidiaries. Borrowings under the Canadian currency credit facility bear interest at the bankers' acceptance rate (3.75% as at August 31, 2004) plus 2.25% and the U.S. currency credit facility bears interest at LIBOR (3.00% as at August 31, 2004) plus 2.25%. The borrowing rates for each component of the credit facility are contingent on a fixed charge coverage ratio.

9.   CONTINGENCIES AND COMMITMENTS

(a)   Certain metals and chemical contamination has been found at one of the Company's former die set manufacturing facilities located in Cheshire, Connecticut. The Company is proceeding with delineation testing that, together with current State and Federal regulations, will determine the nature and extent of any required remediation of the site. The Company has recorded an accrued liability of $2,440 (2003 - $2,566) to pay for estimated remediation costs and professional fees (Note 12 (a)). The liability is based on reports from environmental consulting firms.

(b)   From time to time, as is common in the industry, the Company is the subject of litigation. In the opinion of management, any litigation outstanding, if successful, would not have a material impact on the financial statements.

(c)   As at August 31, 2004, the Company is committed to purchase capital assets for a total consideration of approximately $142.

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

10.   SHARE CAPITAL

(a)   Authorized share capital consists of the following:

- unlimited number of voting common shares - unlimited number of non-voting common shares
- unlimited number of Class B non-voting common shares
- unlimited number of non-voting, Class A preferred shares, issuable in series with characteristics to be determined by the Board of  Directors upon issuance

- unlimited number of non-voting, Class A preferred shares, Series I

(b)   Issued share capital - changes during the years ended August 31, 2004 and 2003:
During the year ended August 31, 2003, the Company repurchased 1,975,899 common shares from existing shareholders for $443. Outstanding loans receivable in the amount of $264 were deducted from repurchase amounts paid. The excess of the issued share capital over the cost of repurchase amounts of $759 was recorded as contributed surplus.

Issued share capital is as follows:	Number of
	Shares	Amount

Balance at August 31, 2002	150,924,338	$91,860

Repurchase of common shares (refer above)	(1,975,899)	(1,202)

Balance at August 31, 2003 and 2004	148,948,439	$90,658

Under certain conditions, the Unanimous Shareholders' Agreement dated August 6, 1997 provides the right to minority shareholders, who collectively own 6.4% of the common shares, to require the Company to purchase their shares at fair market value.

(c)     Share options

During the year ended August 31, 2004, a new Incentive Option Plan was introduced which replaces the 1997 management incentive plan. All options granted under the 1997 management incentive plan were forfeited.

Share options have been granted to senior employees and current shareholders of the Company for the purchase of shares. There are 19,685,207 options outstanding, of which 4,792,707 expire on August 6, 2007 and 14,892,500 expire on January 31, 2011. Each option entitles the holder to purchase one common share.

12,770,832 options have vested, 3,723,125 options vest on August 1, 2005, 1,595,625 options vest on August 1, 2006 and 1,595,625 options vest on August 1, 2007.

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

10.   SHARE CAPITAL (Continued)

The following table includes 4,792,707 options that were issued to non-management shareholders and expire in 2007. The option exercise prices are as follows:

Stock	Exercise
Options	Price

4,792,707	$0.8544
2,978,500	$0.0500
2,978,500	$0.0750
2,978,500	$0.1000
2,978,500	$0.1500
2,978,500	$0.2000
19,685,207

A summary of the share options as of August 31, 2004, 2003 and 2002, and changes during the years then ended, is as follows:

	2004		2003		2002
	Weighted Avg.		Weighted Avg.		Weighted Avg.
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Outstanding, beginning
of year	11,602,476	$0.6102	11,842,111	$0.6152	13,080,628	$0.6378
Granted during year	14,892,500	$0.1150	-	$-	-	$-
Forfeited during year	(6,809,769)	$0.4384	(239,635)	$0.8544	(1,238,517)	$0.8544
Outstanding, end
of year	19,685,207	$0.2950	11,602,476	$0.6102	11,842,111	$0.6152

Exercisable, end
of year	12,770,832	$0.3925	9,372,493	$0.6529	7,382,144	$0.7265

Weighted average fair value
of options granted during the year		$0.003		$-		$-

The weighted-average remaining contractual life of the outstanding options is 6 years.

The Company recognized no expense related to the options, as there was no intrinsic value at the date of the grant. If the expense for share option grants had been determined based on the fair value at the grant date for options vested in 2004, consistent with the method prescribed by CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments, the Company's net income (loss) would have been adjusted to the pro forma amount indicated below (2003 and 2002 pro forma information is also disclosed although not required by section 3870):

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

10.   SHARE CAPITAL (Continued)

	2004	2003	2002

Net income (loss) as reported	$1,533	$4,942	$(4,400)
Deduct stock-based compensation (net of income tax)	12	76	76

Pro forma net income (loss)	$1,521	$4,866	$(4,476)

 The assumptions used when computing the pro forma net income were as follows for options granted on February 1, 2004:

Risk free rate of return:	4.30%
Expected option life:	7
Expected dividend rate:	0% quarterly
Expected volatility	0%

 The assumptions used when computing the pro forma net income were as follows for options granted on February 5, 2001 and June 1, 2001:

Risk free rate of return:	5.50%
Expected option life:	7
Expected dividend rate:	0% quarterly
Expected volatility	0%

11.   CUMULATIVE TRANSLATION ADJUSTMENTS

	2004	2003

Balance - beginning of year	$5,922	$3,308
Current year's deferred translation adjustments	1,052	2,614

Balance - end of year	$6,974	$5,922

The ending cumulative translation adjustment balance represents the unrealized currency translation gains which have resulted from changes in exchange rates for the U.S. dollar and European euro relative to the Canadian dollar. These valuation adjustments are recognized in income only when there is a reduction in the Corporation's investment in the respective foreign companies.

12. OTHER (INCOME) EXPENSES

	2004	2003	2002

(Gain) loss on foreign exchange	$(1,329)	$(1,601)	$295
Plant closure and related environmental expenses (a)	50	1,137	-
Gain on early extinguishment of debt (b)	-	(4,568)	-
Loss on sale of European operations (c)	-	383	155

-	$(1,279)	$(4,649)	$450

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

12.   OTHER (INCOME) EXPENSES (Continued)

(a)    During the year ended August 31, 2004, the Company expensed $50 (2003 - $993; 2002 - nil) for estimated remediation costs and professional fees for the removal of certain metals and chemical contamination at its Cheshire, Connecticut facility (Note 9 (a)). During the year ended August 31, 2000, the Company closed its Cheshire, Connecticut die set manufacturing facility and terminated or relocated all employees of the closed facility. An additional provision for employee benefits of $144 was recorded in 2003.

(b)    During the year ended August 31, 2003, the Company repurchased $8,453 ($5,600 U.S.) of its subordinated notes payable for $3,719 ($2,452 U.S.). This resulted in a gain on early extinguishment of debt of $4,568. This gain is net of deferred financing fees of $166 incurred in connection with the original issuance of the repurchased notes that have been written off.

(c)    Effective May 31, 2001 the Company sold its business interests and operations at Mahlberg and Ludenscheid, Germany, and its distribution interests in France and the Czech Republic. The purchaser was Milacron of Cincinnati, Ohio through its operating division D-M-E. In 2003 the Company received $7,315 (Euro 4,568) as full and final settlement of the balance of payment due from the purchaser which resulted in an additional loss on sale of the European operations of $383 (Euro 241).

13.   INCOME TAXES

	2004	2003	2002

Canadian statutory income tax rate	33.8%	37.3%	(39.4)%
Effect of foreign tax rates	(13.1)%	(0.7)%	10.4%
Large corporations and provincial minimum taxes	1.6%	1.8%	3.3%
Increase in future income taxes rates	38.3%	-	-
Non-deductible and non-taxable items	(26.0)%	(14.6)%	32.6%
Effect of capital gains tax rates	(10.7)%	-	-
Other	(7.9)%	0.7%	7.7%

-	16.0%	24.5%	(0.8)%

At August 31, 2004, the Company's German subsidiaries have unrecorded income tax losses carried forward of $400. Under current legislation, these losses may be carried forward indefinitely.

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

The following tables set forth information about segment revenue, Adjusted EBITDA, capital employed, segment assets and expenditures for segment capital assets:

Year ended August 31, 2004

	North
	American	Lamina
	Die Set	Components	European	Inter-Segment
	Segment	Segment	Segment	Eliminations	Total

Revenue from external customers	$102,709	$37,861	$16,098	$(9,186)	$147,482
Depreciation	6,186	2,301	997		9,484
Segment Adjusted EBITDA	11,540	5,278	2,060		18,878
Capital employed (a) and (b)	65,100	24,671	15,006	1,677	106,454
Segment assets (b)	78,143	30,617	16,481	1,677	126,918
Expenditures for segment
capital assets	2,073	1,485	1,455		5,013

Year ended August 31, 2003
	North
	American	Lamina
	Die Set	Components	European	Inter-Segment
	Segment	Segment	Segment	Eliminations	Total
Revenue from external customers	$101,904	$42,738	$13,683	$(11,005)	$147,320
Depreciation	4,792	2,003	894		7,689
Segment Adjusted EBITDA	11,827	5,596	2,081		19,504
Capital employed (a) and (b)	71,297	25,121	14,162	2,622	113,202
Segment assets (b)	81,169	31,919	16,597	2,622	132,307
Expenditures for segment
capital assets	1,967	1,729	(144)		3,552

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

14.    SEGMENTED INFORMATION (Continued)

Year ended August 31, 2002

	North
	American	Lamina
	Die Set	Components	European	Inter-Segment
	Segment	Segment	Segment	Eliminations	Total
Revenue from external customers	$92,660	$44,923	$10,411	$(10,760)	$137,234
Depreciation	4,208	2,023	717		6,948
Segment Adjusted EBITDA	9,291	7,027	1,062		17,380
Capital employed (a) and (b)	78,017	29,893	21,873	66,005	195,788
Segment assets (b)	86,038	38,194	24,161	66,005	214,398
Expenditures for segment
capital assets	3,039	1,299	524		4,862

(a) Capital employed consists of the total of bank indebtedness, long-term debt, and shareholders' equity less cash and short-term deposits and marketable securities.

(b) Goodwill and deferred financing fees are included in total capital employed and total segment assets, but are excluded from the individual operating segments.

Reconciliation of total reportable operating segment Adjusted EBITDA to the Company's consolidated income (loss) before income taxes is as follows:

	2004	2003	2002

Total Adjusted EBITDA for reportable segments	$18,878	$19,504	$17,380
Depreciation	(9,484)	(7,689)	(6,948)
Interest expense (net of interest income)	(7,789)	(8,941)	(10,714)
Gain on early extinguishment of debt	-	4,568	-
Plant closure and related environmental expenses	(50)	(1,137)	-
Amortization	(883)	(774)	(4,701)
Gain (loss) on foreign exchange	1,329	1,601	(295)
(Loss) gain on disposal of capital assets	(176)	(206)	997
Loss on sale of European operations	-	(383)	(155)

Total consolidated income (loss) before income taxes	$1,825	$6,543	$(4,436)

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

14.    SEGMENTED INFORMATION (Continued)

Geographic Information

	2004	2003	2002
Sales
Canadian operations
To Canadian markets	$59,427	$60,520	$56,536
To United States markets	4,184	3,953	3,717
Intercompany	23,993	20,974	17,461
United States operations
To United States markets	65,142	65,975	63,520
Intercompany	9,213	11,071	10,849
International	2,631	3,189	3,050
European operations
To European markets	16,098	13,683	10,411
	180,688	179,365	165,544
Intercompany sales	33,206	32,045	28,310

Consolidated sales	$147,482	$147,320	$137,234

Capital assets and goodwill
Canadian operations	$41,862	$46,340	$54,124
United States operations	29,637	31,870	95,447
European operations	13,026	11,923	13,134

	$84,525	$90,133	$162,705

15.    RELATED PARTY TRANSACTIONS
The Company has agreements with certain shareholders to provide management services to the Company. Amounts paid in respect to these agreements totalled $500 for the year ended August 31, 2004 (2003 - $500; 2002 - $500).

16.    FINANCIAL INSTRUMENTS

(a)    Financial risk

The financial risk is the risk to the Company's income that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. At August 31, 2004, the Company has not used derivative instruments to reduce the exposure to interest rate and foreign currency risk.

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

16.    FINANCIAL INSTRUMENTS (Continued)

(b)    Credit risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Company is exposed to credit risk from customers equal to accounts receivable. However, the Company's businesses have a large number of diverse customers which minimizes the concentration of credit risk.

(c)    Fair value

The fair value of current financial assets and liabilities approximates carrying values due to the relatively short period to maturity of these items. The fair value of the subordinated notes payable is estimated to be approximately $58,226 to $68,501 at August 31, 2004 (carrying value - $68,501). The fair value of the term loans approximates their carrying value as they are based on current interest rates.

17.    UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which conform in all material respects with accounting principles generally accepted in the United States of America ("U.S. GAAP") for the years presented except with respect to the following:

 (a)     Under U.S. GAAP, loans to executives and employees for the purpose of share purchases are deducted from shareholders' equity. As at August 31, 2004 and 2003, share purchase loans outstanding were $58.

(b)     Under U.S. GAAP, FAS 109 requires that income tax benefits relating to losses, not previously recognized, be recorded as a future tax asset (referred to as deferred taxes under U.S. GAAP) and subsequently reduced by a valuation allowance where it is more likely than not that some portion or all of the future tax assets will not be realized. At August 31, 2004, the Company's German subsidiaries have income tax losses carried forward of $10,214 (2003 - $10,096). These losses are available to reduce future taxable income. The amount of future income taxes and related valuation allowance that would be recorded under U.S. GAAP for the unrecognized tax benefit of German losses is $88 at August 31, 2004 (2003 - $990).

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

17.    UNITED STATES ACCOUNTING PRINCIPLES (Continued)

Significant components of the Company's future income tax position, as adjusted for U.S. GAAP, were:

	2004	2003
Future tax assets
Current
Non-deductible accruals	$2,770	$3,355

Long-term
Financing fees	30	47
Interest	5,011	4,692
Income tax losses	4,816	5,649
Valuation allowance	(88)	(990)
	9,769	9,398

Future tax liabilities - long-term
Financing fees	(5)	(83)
Unrealized foreign exchange	(308)	(138)
Depreciation of capital assets	(14,937)	(15,846)
	(15,250)	(16,067)

Net future income tax liability	$(2,711)	$(3,314)

(c)     In accordance with U.S. GAAP, exchange gains and losses arising from the translation of the Company's net investment in self-sustaining foreign operations are included in comprehensive income which is added to net income in determining total comprehensive income. Cumulative amounts are included in accumulated other comprehensive income in the consolidated balance sheet. In accordance with Canadian GAAP, such amounts are included in the cumulative translation adjustment in shareholders' equity in the consolidated balance sheet. During 2004, the foreign currency adjustment was $1,052 (2003 - $2,614; 2002 - $2,219).

(d)     Additional disclosure in the consolidated financial statements as required under U.S. GAAP is as follows:

Allowances for doubtful accounts on accounts receivable as presented in the consolidated balance sheets as at August 31, 2004 and 2003 were $1,070 and $950, respectively.

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

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

17.    UNITED STATES ACCOUNTING PRINCIPLES (Continued)

(f)    Canadian GAAP allows for the calculation of future income taxes using substantively enacted income tax rates. Under U.S. GAAP, enacted income tax rates are used to calculate future income taxes. During 2004, the adjustment that would be required under U.S. GAAP to eliminate the effect of the use of substantively enacted income tax rates for Canadian GAAP purposes would be a reduction to the future income tax provision of $700 (2003 - increase of $156, 2002 - increase of $185). Previously reported prior year figures have been amended to reflect this matter.

(g)    For U.S. GAAP, the amount of share capital that would be considered to be contingently redeemable as at August 31, 2004 and 2003 is $2,257.

(h)    The following table reflects the differences between Canadian and U.S. GAAP consolidated balance sheet amounts:

	2004	2003

Total assets (per financial statements)	$126,918	$132,307
Add: future income tax assets (item (b))	2,770	3,355
Less: share purchase loans (item (a))	(58)	(58)

Total assets (per U.S. GAAP)	$129,630	$135,604

Total liabilities (per financial statements)	$94,831	$102,805
Add: future income tax assets (item (b))	2,770	3,355
Add: future income taxes (item (f))	-	700
	97,601	106,860

Share capital (per financial statements)	90,658	90,658
Add: reduction of stated capital (item (e))	21,475	21,475
Less: share purchase loans (item (a))	(58)	(58)
	112,075	112,075

(Deficit) retained earnings (per financial statements)	(67,969)	(69,502)
Less: future income taxes (item (f))	-	(700)
Less: deficit reduction (item (e))	(21,475)	(21,475)
	(89,444)	(91,677)

Contributed surplus	2,424	2,424

Accumulated other comprehensive income	6,974	5,922

Total liabilities and shareholders equity (per U.S. GAAP)	$129,630	$135,604

ANCHOR LAMINA INC.

Notes to the Consolidated Financial Statements

Years Ended August 31

(Dollar Amounts Expressed in Thousands of Canadian Dollars)

17.    UNITED STATES ACCOUNTING PRINCIPLES (Continued)

Consolidated statement of income (loss) is reconciled to U.S. GAAP as follows:

	2004	2003	2002

Net income (loss) (per financial statements)	$1,533	$4,942	$(4,400)

Income taxes - substantively enacted rates (item (f))	700	(156)	(185)

Net income (loss) before cumulative effect of change in
accounting policy	2,233	4,786	(4,585)

Cumulative effect of change in accounting policy - Note 2 (a)	-	(64,012)	-

Net income (loss) per U.S. GAAP	2,233	(59,226)	(4,585)
Other comprehensive income item:
Change in currency translation adjustment (item (c))	1,052	2,614	2,219

Comprehensive income (loss) per U.S. GAAP	$3,285	$(56,612)	$(2,366)

Net income (loss) would have been as follows had the Company been accounting for goodwill under
FAS 142 for 2002:

Reported net income (loss) per U.S. GAAP	$2,233	$(59,226)	$(4,585)
Add back: goodwill amortization	-	-	4,344
Adjusted net income (loss) per U.S. GAAP	$2,233	$(59,226)	$(241)

Statement of deficit is reconciled to U.S. GAAP as follows:
	2004	2003	2002

Deficit, beginning of year per U.S. GAAP	$(91,677)	$(32,451)	$(27,866)

Net income (loss) per U.S. GAAP	2,233	(59,226)	(4,585)

Deficit, end of year per U.S. GAAP	$(89,444)	$(91,677)	$(32,451)

EXHIBIT INDEX
Exhibit	Description	Page
No.
1.1	Articles of Amalgamation of Anchor Lamina, incorporated by reference to	N/A
Exhibit 1.1 to the Company's Annual Report on Form 20-F for the fiscal year ended August 31, 2001.
1.2	By-Laws of Anchor Lamina, incorporated by reference to Exhibit 3.3 to the	N/A
Company's Registration Statement on Forms S-4 and F-4 (file nos. 333-8426 and 22-27934) effective March 25, 1998.
2.1	Indenture, dated as of February 5, 1998, by and among Anchor Lamina, Anchor	N/A
America and United States Trust Company of New York, as Trustee (including forms of the Outstanding Notes and Exchange Notes) , incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Forms S-4
and F-4 (file nos. 333-8426 and 22-27934) effective March 25, 1998.
2.2	Form of Exchange Note (contained in Exhibit 2.1) , incorporated by reference to	N/A
Exhibit 4.1 to the Company's Registration Statement on Forms S-4 and F-4 (file nos. 333-8426 and 22-27934) effective March 25, 1998.
2(b)	See Exhibit 4.4.
With the exception of Exhibits 2.1, 2.2 and 4.4, instruments defining the rights of holders of long-term debt issued by the Company and its subsidiaries have been omitted. The amount of securities authorized under each such omitted instrument is less than 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.
4.1	Unanimous Shareholders' Agreement (the “USA”) with respect to Anchor	N/A
Lamina, made as of August 6, 1997, between Harrowston Inc. (“Harrowston”),
Royal Bank Equity Partners Limited (“RBEPL”), Ontario Teachers' Pension
Plan Board (“Teachers”), the management shareholders of Anchor Lamina,
Clare E. Winterbottom, 1243431 Ontario Ltd., Klaus Peter Wippermann and
Anchor Lamina, incorporated by reference to Exhibit 10.1 to the Company's
Registration Statement on Forms S-4 and F-4 (file nos. 333-8426 and 22-27934)
effective March 25, 1998.
4.2	First Amending Agreement to Unanimous Shareholders' Agreement, made as of	N/A
January 16, 1998, among the parties to the USA, Harrowston Capital
Corporation (“Harrowston Capital”) and 1225210 Ontario Limited, incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on
Forms S-4 and F-4 (file nos. 333-8426 and 22-27934) effective March 25, 1998.
4.3	Second Amending Agreement to Unanimous Shareholders' Agreement, made as	N/A
of February 23, 1999, among Harrowston Inc., Royal Bank Equity Partners
Limited, Ontario Teachers' Pension Plan Board and Anchor Lamina Inc.,
incorporated by reference to Exhibit 3.3 to the Company's Annual Report on
Form 20-F for the fiscal year ended August 31, 1999.
4.4	Loan and Security Agreement, made as of November 12, 2002, among Anchor	N/A
Lamina Inc., Anchor Lamina America, Inc., Fleet Capital Canada Corporation
and Fleet Capital Corporation as lenders and agents, and any other lenders from time to time party thereto, incorporated by reference to Exhibit 4.4 to the
Company's Annual Report on Form 20-F for the fiscal year ended August 31,
2002.
4.5	Option Agreement, dated August 6, 1997, between Anchor Lamina and	N/A
Harrowston, incorporated by reference to Exhibit 10.10 to the Company's
Registration Statement on Forms S-4 and F-4 (file nos. 333-8426 and 22-27934)
effective March 25, 1998.
4.6	Management Services Agreement, made as of August 6, 1997, between Anchor	N/A
Lamina, Winclare Management Services Inc. and Clare E. Winterbottom,
incorporated by reference to Exhibit 10.11 to the Company's Registration
Statement on Forms S-4 and F-4 (file nos. 333-8426 and 22-27934) effective
March 25, 1998.

Exhibit	Description	Page
No.
4.7	Secondary Offering Agreement, made as of August 6, 1997, between	N/A
Harrowston, RBEPL, Teachers and Anchor Lamina, incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Forms S-4 and
F-4 (file nos. 333-8426 and 22-27934) effective March 25, 1998.
4.8

Third Amending Agreement to Unanimous Shareholders' Agreement, made as of April 6, 2000, among Harrowston Inc., Royal Bank Equity Partners Limited, Ontario

Teachers' Pension Plan Board and Anchor Lamina Inc.

4.9

Fourth Amending Agreement to Unanimous Shareholders' Agreement, made as of

 October 29,2001, among Harrowston Inc., Royal Bank Equity Investments Limited,

Ontario Teachers' Pension Plan Board, 1479523 Ontario Inc., and Anchor Lamina Inc.

4.10

Fifth Amending Agreement to Unanimous Shareholders' Agreement, made as of

December 30, 2003, among Harrowston Holdings Limited, Royal Bank Equity

Investments Limited, Ontario Teachers' Pension Plan Board, and Anchor Lamina Inc.

7.1	Calculation of income to fixed charges ratio for the years ended August 31, 2000 to August 31, 2004.
8.1	Subsidiaries of the Company, incorporated by reference to the disclosures under	N/A
“Organizational Structure” in Item 4 of this report.
11.1	Anchor Lamina Inc. Code of Business Conduct and Ethics, incorporated by	N/A
reference to Exhibit 11.1 to the Company's Annual Report on Form 20-F for the
fiscal year ended August 31, 2003.
12.1	Certification of Chief Executive Officer Pursuant to Rule 15d-14(a), as Adopted
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer Pursuant to Rule 15d-14(a), as Adopted
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant
to 18 U.S. C. Section 1350 and Rule 15d-14(b), as Adopted Pursuant to Section
906 of the Sarbanes-Oxley Act of 2002.

Exhibit 7.1 Ration of Income to Fixed Charges

	Fiscal Year Ended August 31,
	2000	2001	2002	2003	2004
(Dollars in Thousands, Except Ratios)	(Unaudited)

Income:
Income (loss) before income taxes..….	$7,471	$(9,342)	$(4,436)	$6,543	$1,825
Fixed Charges:
Interest expense, net	$17,375	$13,366	$10,714	$8,941	$7,789
Deferred finance amortization	520	354	357	774	883
Total Fixed Charges	$17,895	$13,720	$11,071	$9,715	$8,672

Income plus fixed charges……..…	$25,366	$4,378	$6,635	$16,258	$10,497

Ratio of income to fixed charges.…	1.42x	.32x	.60x	1.67x	1.21x

For purposes of calculating the ratio of income to fixed charges, income represents income (loss) before income taxes plus fixed charges.  Fixed charges consist of interest expense, net, including amortization of deferred financing costs.

Exhibit 12.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO RULE 15d-14(a),

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002.

I, Roy M. Verstraete, certify that:

1.

I have reviewed this annual report on Form 20-F of Anchor Lamina Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.

The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date:  February 24, 2005

/s/ Roy M. Verstraete

Roy M. Verstraete, President

and Chief Executive Officer

Exhibit 12.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO RULE 15d-14(a),

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002.

I, John C. Tough, certify that:

1.

I have reviewed this annual report on Form 20-F of Anchor Lamina Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.

The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date:  February 24, 2005

/s/ John C. Tough

John C. Tough, Vice President

and Chief Financial Officer

Exhibit 13.1

CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER

AND CHIEF FINANCIAL OFFICER PURSUANT TO

18 U.S.C. SECTION 1350 AND RULE 15d-14(b),

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Anchor Lamina Inc. (the "Company") on Form 20-F for the year ended August 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Periodic Report"), we, Roy M. Verstraete, President and Chief Executive Officer of the Company, and John C. Tough, Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

1.

the Periodic Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

the information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:  February 24, 2005

/s/ Roy M. Verstraete

Roy M. Verstraete, President and Chief Executive Officer

Dated:  February 24, 2005

/s/ John C. Tough

John C. Tough, Vice President and Chief Financial Officer